Form 20-F/A
period 2007-03-31
Ecoss Inc.
filed 2007-12-31
CIK 1363731

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 2 to

FORM 20-F

(Mark One)

☒

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended _________________

OR

☐

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to _______

OR

☐

SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ___________

Commission File Number 0-52245

ECOSS Inc. (Exact name of Registrant as specified in its charter) ECOSS Inc. (Translation of Registrant’s name into English)
Japan (Jurisdiction of incorporation or organization)	2-3-5 Ohashi, Barbizon 41, 3F Meguro-ku, Tokyo 153-0044, Japan (Address of principal executive offices)

Shibuya Humax Bldg.

1-14-6 Dougenzaka

Shibuya-ku, Tokyo 150-0043, Japan

(Registrant’s former principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
None	None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common Stock, no par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

68,180 shares of common stock

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐  No ☒

If this Report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☐

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☐ No ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

Large Accelerated Filer ☐	Accelerated Filer ☐	Non-Accelerated Filer ☒

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17  ☒  Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐  No ☐

TABLE OF CONTENTS

Page

TABLE OF CONTENTS

3

PART I

6

Item 1. Identity of Directors, Senior Management and Advisers

6

A.

Directors and Senior Management

6

B.

Advisers

6

C.

Auditors

6

Item 2. Offer Statistics and Expected Timetable

7

Item 3. KeyInformation

7

A.

Selected Financial Data

7

B.

Capitalization and Indebtedness

11

C.

Reasons for the Offer and Use of Proceeds

11

D.

Risk Factors

11

Item 4. Information on the Company

18

A.

History and Development of the Company.

18

B.

Business Overview

18

C.

Organizational Structure

23

D.

Property, Plants and Equipment

23

Item 4A. Unresolved Staff Comments

23

Item 5. Operating and Financial Review and Prospects

23

A.

Operating Results

23

B.

Liquidity and Capital Resources

34

C.

Research and Development, Patents and Licenses, etc

35

D.

Trend Information

36

E.

Off-Balance Sheet Arrangements

36

F.

Tabular Disclosure of Contractual Obligations

36

G.

Safe Harbor

36

Item 6. Directors, Senior Management and Employees

37

A.

Directors and Senior Management

37

B.

Compensation

37

C.

Board Practices

38

D.

Employees

38

E.

Share Ownership

38

Item 7. Major Shareholders and Related Party Transactions

39

A.

Major Shareholders

39

B.

Related Party Transactions

39

C.

Interests of Experts and Counsel

40

Item 8. Financial Information

40

A.

Statements and Other Financial Information

40

B.

Significant Changes

41

Item 9. The Offer and Listing

41

A.

Offer and Listing Details

41

B.

Plan of Distribution

41

C.

Markets

41

D.

Selling Shareholders

41

E.

Dilution

41

F.

Expenses of the Issue

41

Item 10. Additional Information

41

A.

Share Capital

41

B.

Memorandum and Articles of Association

42

C.

Material Contracts

48

D.

Exchange Controls

48

E.

Taxation

48

F.

Dividends and Paying Agents

52

G.

Statement by Experts

52

H.

Documents on Display

52

I.

Subsidiary Information

52

Item 11. Quantitative and Qualitative Disclosures about Market Risk

52

Item 12. Description of Securities Other than Equity Securities

52

PART II

53

Item 13. Defaults, Dividend Arrearages and Delinquencies

53

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

53

Item 15. Controls and Procedures

53

Item 16A.  Audit Committee Financial Expert

53

Item 16B.  Code of Ethics

53

Item 16C.  Principal Accountant Fees and Services

53

Item 16D.  Exemptions from the Listing Standards for Audit Committees

53

Item 16E.  Purchases of Equity Securities by the Issuer and Affiliated Purchasers

53

PART III

54

Item 17. Financial Statements

54

Item 18. Financial Statements

54

Item 19. Exhibits

54

 Certain Defined Terms

As used in this registration statement, unless otherwise specified, references to “ECOSS,” “we,” “us” and “our” refer to ECOSS Inc.

Also, as used in this registration statement:

•

“dollar” or “$” means the lawful currency of the United States of America, and “yen,” “Yen” or “¥” means the lawful currency of Japan.

•

“U.S. GAAP” means accounting principles generally accepted in the United States of America.

•

“fiscal 2007” and “fiscal year 2007” refer to our fiscal year ended March 31, 2007, and other fiscal years are referred to in a corresponding manner.

•

On March 30, 2007, the noon buying rate for yen in New York City as reported by the Federal Reserve Bank of New York was ¥117.56 = US$1.

 FORWARD-LOOKING INFORMATION

This Registration Statement contains forward-looking statements and information relating to Ecoss that are based on beliefs of its management as well as assumptions made by and information currently available to Ecoss Inc. When used in this Registration Statement, the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” and “should” and similar expressions, as they relate to Ecoss or its management, are intended to identify forward-looking statements. Such statements reflect the current views and assumptions of the Company with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of Ecoss to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by Ecoss’s targeted customers, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this Registration Statement. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, intended, planned or projected. Ecoss Inc. does not intend or assume any obligation to update these forward-looking statements.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

A.

Directors and Senior Management

Name	Title
Chihiro Tsuyuki	President, Chief Executive Officer, Chief Financial Officer and Director
Yoshinori Maruyama (1)	Chief Operating Officer
Shingo Sugimoto (2)	Chief Technology Officer
Akihiro Mabuchi	Director
Tomoaki Sakurai (1)	Director
Masao Tejima	Director
Jun Izuha	Statutory Auditor

(1)

Resigned June 2007

(2)

Resigned October 2007

The business address of each of our officers, directors and statutory auditor is c/o ECOSS, Inc., 2-3-5 Ohashi, Barbizon 41, 3F Meguro-ku, Tokyo 153-0044, Japan.

B.

Advisers

Not Applicable.

C.

Auditors

Li & Company, PC Certified Public Accountants 194 Tamarack Circle Skillman, NJ 08558 U.S.A. (Auditor for the three fiscal years ended March 31, 2007, 2006 and 2005)

A. On April 12, 2007, we dismissed our independent registered public accounting firm, KDA Audit Corporation (“KDA”).

B. The reports of KDA on our financial statements as of March 31, 2006, 2005 and 2004 and for each of the three years ended March 31, 2006 did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles other than an explanatory paragraph as to a going concern.

C. The decision to change independent registered public accounting firm was approved by our Board of Directors.

D. During our three most recent fiscal years and the subsequent interim periods through April 12, 2007, there were no reportable events of the type required to be disclosed by Item 304(a)(1)(v) of Regulation S-K.

E. On October 1, 2007 we provided KDA with a copy of a Report on Form 6-K, containing substantially similar disclosures as those contained herein, and KDA furnished us with a letter addressed to the Securities and Exchange Commission stating whether it agreed with the above statements in response to Item 304(a) of Regulation S-K, which letter is incorporated by reference as an exhibit to this Form 20-F.

We engaged Li & Company, PC as our new independent certified public accounting firm to audit our financial statements effective April 12, 2007. Prior to such engagement, neither us nor anyone acting on our behalf consulted such firm regarding (i) the application of accounting principles to a specified transaction, either completed or proposed or the type of audit opinion that might be rendered on our financial statements, and no written report or oral advise was provided to us by concluding there was an important factor to be considered by us in reaching a decision as to an accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement, as that term is defined in item 304 (a)(1)(iv) of Regulation S-K and the related instructions to Item 304 of Regulation S-K, or a reportable event, as that term is defined in Item 304 (a)(1)(v) of Regulation S-K.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A.

Selected Financial Data

The following selected financial data should be read in conjunction with Item 5, “Operating and Financial Review and Prospects” of this registration statement and our financial statements and the notes to the financial statements beginning on page F-1. The statements of operations data and per share data for the fiscal years ended March 31, 2007, 2006 and 2005 and the balance sheet data as of March 31, 2007 and 2006 are derived from our audited financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), included elsewhere in this registration statement. The statements of operations data and per share data for the fiscal years ended March 31, 2004 and 2003 and the balance sheet data as of March 31, 2004 and 2003 were omitted due to the fact that such information cannot be provided, or cannot be provided on a restated basis, without unreasonable effort or expense.

Statements of Operations Data:

ECOSS INC.

STATEMENTS OF OPERATIONS

(In thousands of Japanese Yen, except share and per share data)

For the Fiscal Years Ended

	March 31,
	2007	2006	2005
		(Restated)	(Restated)
NET REVENUES
System intergrations	¥2,209,981	¥2,152,248	¥1,396,985
Software licenses	13,031	3,640	24,550
Royalties	-	4,498	4,781
Maintenance and support	8,265	10,637	19,306
Outsourcing services	21,272	177,282	136,710

Total net revenues	2,252,549	2,348,305	1,582,332

COST OF GOODS SOLD
System intergrations	2,246,173	1,950,911	1,296,289
Maintenance and support	1,344	1,272	3,918
Outsourcing services	20,802	137,023	15,508

Total cost of goods sold	2,268,319	2,089,206	1,315,715

GROSS PROFIT	(15,770)	259,099	266,617

OPERATING EXPENSES:
Research and development	58,947	49,688	71,833
Selling, general and administrative expenses	285,563	310,604	267,212
Impairment of software development costs	18,337	10,000	88,431

Total operating expenses	362,847	370,292	427,476

LOSS FROM OPERATIONS	(378,617)	(111,193)	(160,859)

OTHER INCOME (EXPENSE):
Interest expense, net	(7,904)	(34,358)	(18,838)
Realized holding losses from interest swap, net	(4)	(9)	(123)
Gain (loss) from disposal of property and equipment	-	3,299	-
Other income (expense)	(17,365)	(900)	506

Total other income (expense)	(25,273)	(31,968)	(18,455)

LOSS BEFORE INCOME TAXES	(403,890)	(143,161)	(179,314)

INCOME TAXES	1,900	3,078	3,140

NET LOSS	¥(405,790)	¥(146,239)	¥(182,454)

NET LOSS PER COMMON SHARE:
Basic	¥(6,524)	¥(2,443)	¥(5,039)
Diluted	¥(6,524)	¥(2,443)	¥(5,039)

Weighted average number of common shares outstanding:
Basic	62,197	59,861	36,209
Diluted	62,197	59,861	36,209

ECOSS INC.

BALANCE SHEETS

(In thousands of Japanese Yen, except share data)

	March 31,
	2007	2006	2005
		(Restated)	(Restated)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	¥10,008	¥47,413	¥33,742
Accounts receivable, net	388,584	954,384	182,789
Prepayments and other current assets	276,800	610,662	42,511

Total Current Assets	675,392	1,612,459	259,042

PROPERTY AND EQUIPMENT, net	16,112	17,915	32,121

SOFTWARE DEVELOPMENT COSTS, net	26,252	39,297	33,189

TRADEMARK, net	492	577	663

SECURITY DEPOSITS	37,368	37,368	37,660

PREPAID LOAN GUARANTEE FEES, net	99	488	899

Total Assets	¥755,715	¥1,708,104	¥363,574

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES:
Loans payable	¥100,000	¥20,000	¥70,000
Loans payable - related parties	32,304	84,800	16,000
Note payable	-	240,000	250,000
Current maturities of long-term debt	5,000	22,680	22,660
Current maturities of capital lease obligations	2,269	2,269	13,885
Accounts payable	85,119	902,458	50,484
Refundable customer deposits	431,184	438,700	4,643
Interest swap	-	110	409
Taxes payable	950	2,313	2,480
Accrued expenses and other current liabilities	71,352	75,167	39,524

Total Current Liabilities	728,178	1,788,497	470,085

LONG-TERM DEBT, net of current maturities	-	4,500	27,180

LONG-TERM DEBT - RELATED PARTY, net of current maturities	3,000	-	-

CAPITAL LEASE OBLIGATIONS, net of current maturities	365	2,633	6,163

Total Liabilities	731,543	1,795,630	503,428

COMMITMENTS AND CONTENGENCIES

STOCKHOLDERS' EQUITY (DEFICIT):
Common stock, no par value: 150,000 shares authorized,
68,180 and 62,180 shares issued and outstanding as of March 31, 2007	1,355,200	1,205,200	1,127,200
and 2006, respectively
Additional paid-in capital	796,756	429,267	308,700
Accumulated deficit	(2,127,784)	(1,721,993)	(1,575,754)

Total Stockholders' Equity (Deficit)	24,172	(87,526)	(139,854)

Total Liabilities and Stockholders' Equity (Deficit)	¥755,715	¥1,708,104	¥363,574

Exchange Rates

Unless otherwise noted, the rate presented below per U.S. $1.00 was the noon buying rate for yen in New York City as reported by the Federal Reserve Bank of New York on the date of our most recent balance sheet contained in this registration statement. Translations do not imply that the yen amounts actually represent, or have been or could be converted into, equivalent amounts in U.S. dollars.

	High	Low	Average	Period-end
Fiscal year ended March 31,
2003	¥133.20	¥116.00	¥121.98	¥120.20
2004	120.85	105.35	113.19	104.18
2005	114.30	102.26	107.49	107.22
2006	120.93	104.41	113.15	117.48
2007	121.81	110.07	116.92	117.56
2007 Fiscal year
April	¥118.66	¥113.79	¥117.07	¥113.79
May	113.46	110.07	111.73	112.26
June	116.42	111.66	114.63	114.51
July	117.44	113.97	115.77	114.44
August	117.35	114.21	115.92	117.35
September	118.02	116.04	117.21	117.99
October	119.81	116.82	118.61	116.82
November	118.40	115.55	117.32	115.55
December	119.02	114.98	117.32	119.02
January	121.81	120.45	120.45	121.02
February	121.73	118.33	120.50	118.33
March	118.15	116.01	117.26	117.56

B.

Capitalization and Indebtedness

The following table sets forth our indebtedness and capitalization as of October 31, 2007. You should read this information in conjunction with our financial statements and notes thereto included elsewhere in this registration statement. The information below does not include outstanding employee stock options or outstanding warrants.

As of October 31, 2007 (Unaudited) In thousands of Yen
Indebtedness:

Loans payable (1)(4)	¥130,000
Loans payable – related party (1)(4)	97,394
Current maturities of long-term debt (1)(3)	1,500
Current maturities of long-term debt – related party (1)(4)	3,000
Current maturities of capital lease obligations (2)(4)	1,313

Total short-term indebtedness	¥233,207

Long-term debt – guaranteed, net of current maturities	¥-
Long-term debt – related party – unsecured, net of current maturities	-
Capital lease obligations, net of current maturities	-

Total long-term indebtedness	¥-

Contingent indebtedness – guarantee of a capital lease (3)	1,709

Total contingent indebtedness	¥1,709

Total indebtedness	¥234,916

Capitalization:

Common stock, no par value: 150,000 shares authorized; 69,180 shares issued and outstanding	¥1,380,200
Additional paid-in capital	821,756
Accumulated deficit	(2,282,699)

Total capitalization	¥(80,743)

Total capitalization and indebtedness	¥154,173

(1)

Unsecured

(2)

Secured

(3)

Guaranteed

(4)

Not guaranteed

C.

Reasons for the Offer and Use of Proceeds

Not applicable.

D.

Risk Factors

You should carefully consider the following information, together with the other information contained in this amended registration statement on Form 20-F/A, including our financial statements and related notes. The occurrence of any of the following risks could hurt our business, financial condition or results of operations. Other risks and uncertainties not now known to us or that we think are immaterial may also impair our business.

Risks Related to our Business

We have incurred significant operating losses in each of our last three fiscal years. Our independent registered public accountants have issued their opinion in connection with our financial statements with an explanatory paragraph that expresses substantial doubt about our ability to continue as a going concern.

We have incurred recurring operating losses of ¥405,790 thousand, ¥146,239 thousand and ¥182,454 thousand for the fiscal years ended March 31, 2007, 2006 and 2005, respectively. We had a working capital deficiency of ¥52,786 thousand and an accumulated deficit of ¥2,127,784 thousand as of March 31, 2007, respectively. Our stockholders’ equity at March 31, 2007 was ¥24,172 thousand. As a result, our independent registered public accounting firm has issued their opinion with an explanatory paragraph in connection with our financial statements included in this amended registration statement that expresses substantial doubt about our ability to continue as a going concern in the absence of additional revenues from operations or external financing. While the Company is attempting to produce sufficient sales, the Company’s cash position may not be sufficient to support the Company’s daily operations.  Management intends to attempt to raise additional funds by way of a public or private offering.  While the Company believes in the viability of its strategy to produce sales volume and in its ability to raise additional funds, there can be no assurances to that effect. The ability of the Company to continue as a going concern is dependent upon the Company’s ability to further implement its business plan and generate sufficient revenues. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.  Management believes that the actions presently being taken to further implement its business plan and generate revenues provide the opportunity for the Company to continue as a going concern.

If we fail to execute our systems integration projects in a timely or satisfactory manner, our revenues could suffer.

A significant portion of our future revenue depends on systems integration projects which we have been contracted to perform. We may not be able to perform our responsibilities under these contracts to the satisfaction of our customers, or at all, if we lack a sufficient number of qualified software professionals or lack sufficient task-management capabilities for software-development. If we do not perform these services and execute projects as contracted, our receipt of revenues may be delayed or lost altogether, which could adversely impact our results of operation and financial condition.

If we are unable to keep up with rapid technological changes, we may not be able to compete effectively.

Our future success will depend in part upon our ability to:

•

continue to enhance and expand our existing products and services;

•

provide best-in-class business solutions and services; and

•

develop and introduce new products and provide new services that satisfy increasingly sophisticated client requirements that keep pace with technological developments and that are accepted in the market.

There can be no assurance that we will be successful in anticipating and developing product enhancements or new solutions and services to adequately address changing technologies and client requirements or that we will be able to generate enough revenues to offset the significant research and development costs we incur in bringing these products and services to the market. We may fail to anticipate and develop technological improvements, to adapt our products to technological change, changing country-specific regulatory requirements, emerging industry standards and changing client requirements or to produce high-quality products, enhancements and releases in a timely and cost-effective manner in order to compete with applications and other technologies offered by our competitors.

If we do not effectively manage our future growth, our existing personnel and systems may be strained and our business may not operate efficiently.

Our ability to manage any future growth in our business will require us to:

•

attract, train, retain, motivate and manage new employees successfully;

•

effectively integrate new employees into our operations; and

•

continue to improve our operational, financial, management and information systems and controls.

If we continue to grow, our management systems currently in place may be inadequate or we may not be able to effectively manage our growth. In particular, we may be unable to:

•

provide effective client service;

•

develop and deliver products in a timely manner;

•

implement effective financial reporting and control systems; and

•

exploit new market opportunities and effectively respond to competitive pressures.

Our business and financial results could be negatively impacted if we are unable to attract additional qualified employees or retain the services of key employees, the loss of whom could have a material adverse effect on our business.

Our continued growth and success depend, to a significant extent, on the continued service of our senior management and other key employees and the hiring of new qualified employees. The software industry in particular is characterized by a high level of employee mobility and aggressive recruiting among competitors for personnel with technical, marketing, sales, product development and management skills. We may not be able to attract and retain skilled personnel or may incur significant costs in order to do so that may not be offset through either improved productivity or higher prices.

The decisions we make about which underlying technology platforms to base our products upon, particularly any eventual migration to a newer technology platform which becomes necessary or advisable to make as older technologies become obsolete and new technologies mature and become more widely accepted, subjects us to risks which could affect our business, results of operations and financial condition.

We must make decisions as to which underlying technology platforms to base our software solutions and software programming tools upon. During the natural evolutionary cycle of technology, as older technologies become obsolete and new technologies mature and become more widely accepted, we may eventually need to change our products from older technology platforms to newer technology platforms. Any decisions we make with respect to making such a migration, and any such subsequent migration process, subjects us to a variety of risks which could affect our business, results of operations and financial condition. We may not be successful in changing our products to new technology platforms. In the past, we have encountered and overcome a number of difficulties attendant to our migration to newer technology platforms.  Such difficulties included bugs and errors resulting from significant rewrites of software codes, our inability to complete the migration process in a timely manner, and dependence upon the functionality and timely release of the new technology platform. In addition, our migration to new technology platforms has subjected existing clients who decided to upgrade to our new technology to risks, such as the functionality of our migration tools and the clarity of our documentation. Our prior experiences with migrating to new technology platforms has also made us aware that some of our clients will view this as an opportunity to review whether to upgrade or instead purchase a replacement solution from another supplier or competitor based on an analysis of the benefits and costs associated with upgrading versus replacement. In addition, some of our clients who agreed to purchase our products have insisted on free upgrades or free integration services when the upgrade is available. Any of these risks could materially affect our business, results of operations and financial condition.

Our business services contracts may expose us to potential liabilities.

Certain of our client contracts do not have disclaimers or limitations on liability for damages, or do not have caps on the amounts our clients can recover for damages. We do not carry liability or other insurance covering our exposure to any liability for any claims or breaches under our client contracts. While there are no current material claims or litigation in connection with either our system integration or maintenance contracts, there can be no assurance that future claims will not arise. Any claim under our client contracts could give rise to substantial liability for damages that could materially and adversely affect our business and financial condition.

We depend on technology licensed to us by third parties, and the loss of this technology could delay implementation of our products or force us to pay higher license fees.

We license numerous third-party technologies that we incorporate into our existing products, on which, in the aggregate, we may be substantially dependent. There can be no assurance that the licenses for such third-party technologies will not be terminated or that we will be able to license third-party software for future products. In addition, we may be unable to renegotiate acceptable third-party license terms to reflect changes in our pricing models.

Our sales are subject to quarterly fluctuations and our sales forecast may not be accurate.

Our revenue and operating results can vary and have varied in the past, sometimes substantially, from quarter to quarter. Our revenue in general, and in particular our software revenue, is difficult to forecast for a number of reasons, including:

•

the relatively long sales cycles for our products;

•

the size and timing of individual transactions;

•

the timing of the introduction of new products or product enhancements by us or our competitors;

•

changes in client budgets;

•

other general economic and market conditions.

As many of our clients make and plan their information technology (IT) purchasing decisions at or near the end of calendar quarters and a significant percentage of those decisions are made during the fourth quarter, even a small delay in purchasing decisions could have a material adverse effect on our results of operations. There can be no assurance that our results will not be adversely affected by the loss or delay of one or a few large sales, which continue to occur especially in the enterprise client segment.

We use a “pipeline” system, a common industry practice, to forecast sales and trends in our business, which may result in significant variations in our operating results.

Our sales personnel monitor the status of proposals, including the date when they estimate that a client will make a purchase decision and the potential revenue from the sale. While this pipeline analysis may provide us with some guidance in business planning, budgeting and forecasting, these pipeline estimates may not consistently correlate to revenue in a particular quarter and could cause us to improperly plan, budget or forecast. Because our operating expenses are based upon anticipated revenue levels and because a high percentage of our expenses are relatively fixed in the near term, any shortfall in anticipated revenue or delay in recognition of revenue could result in significant variations in our results of operations from quarter to quarter or year to year.

We have significant fixed operating expenses which may be difficult to adjust in response to unanticipated fluctuations in revenues, and therefore could have a material adverse effect on our operations.

A significant part of our operating expenses, particularly personnel, rent, depreciation and amortization, are fixed in advance of any particular quarter. As a result, an unanticipated decrease in the number or average size of, or an unanticipated delay in the scheduling for, our engagements may cause significant variations in operating results in any particular quarter and could have a material adverse effect on operations for that quarter. In the near-term, we believe our costs and operating expenses may increase in certain areas as we fund new initiatives and incur costs related to future compliance with the Sarbanes-Oxley Act of 2002. We may not be able to increase our revenue sufficiently to keep pace with any growth in expenditures. As a result, we may be unable to achieve profitability in future fiscal periods and years.

Because our business depends significantly on intellectual property, infringement of our intellectual property could hurt our business.

Our success depends upon the development of proprietary software technology. We rely on a combination of contractual rights, trademark and trade secret laws to establish and protect proprietary rights in our software. If we are unable to establish and protect these rights, our competitors may be able to use our intellectual property to compete against us. This could limit our growth and hurt our business. In addition, our issued copyrights and trademarks may not prevent other companies from competing with us. We also enter into confidentiality agreements with our employees and license agreements with our clients, and limit access to our proprietary information and its distribution. However, we cannot guarantee that any of these measures will discourage others from misappropriating our technology or independently developing similar technology.

We may not be able to prevent harmful information leakage about future strategies, technologies and products.

We have established a range of security standards and organizational communication protocols to help ensure that internal, confidential communications and information about sensitive subjects such as our future strategies, technologies and products are not improperly or prematurely disclosed to the public. There is no guarantee that the established protective mechanisms will work in every case. Our competitive position could be considerably compromised if confidential information about the future direction of our product development or other strategies became public knowledge.

Our largest shareholder could exercise substantial influence over us in a manner which may not necessarily be in our interest or that of our shareholders.

Chihiro Tsuyuki and his affiliate currently own 64.85% of our outstanding shares at November 30, 2007.  He is also one of our most significant creditors to the extent of ¥73,784 thousand at November 30, 2007.  As such, Mr. Tsuyuki exercises substantial control over us.  As a consequence of his significant shareholdings, if shareholders who own at least 2.275% of our outstanding shares, other than Mr. Tsuyuki, are not in attendance at a shareholders’ meeting, he, acting alone, could compel us, among other matters, to amend our articles of incorporation, remove our corporate auditor, effectuate the sale or other disposition of all or substantially all of our business, issue authorized but unissued shares at prices of his choice, and compel our dissolution. He may take these actions and others that are in his best interests, which may not be in our interest or that of other shareholders.

Risks Related to our Industry

As we pursue the development of our business, we are exposed to a variety of risks in this market that may affect our ability to generate revenues from the sale of enterprise application software and related support services.

We anticipate that a significant portion of our revenues in the future will come from the sale of various software application packages and related services. Accordingly, any factor that adversely affects fees derived from the sale of such applications would have a material adverse affect on our business, results of operations and performance. If we are not successful in communicating our commitment or a clear strategy, and offering a vision with respect to our product roadmap and technology platforms going forward, clients and potential clients may be less inclined to make significant investments in our enterprise software products. Other such factors which could affect our enterprise software strategy may include:

•

competition from other products;

•

flaws in our products;

•

incompatibility with third party hardware or software products;

•

negative publicity or valuation of our products and services;

•

obsolescence of the hardware platforms or software environments on which our products run;

•

our ability to increasingly move software development capabilities to places like India and China where costs are generally lower, but subjects us to additional risks;

•

including competition to hire qualified programmers (and a resultant upward pressure on remuneration costs), turnover risk, language barriers, and challenges to remotely manage staff due to time zone differences and distance; and

•

continuing low level expenditures in the enterprise software market.

We may not be able to achieve any market outside of Japan because our competitors are more established than we are in these markets.

We presently derive no revenues from sales made outside of Japan. As and when we seek to extend our marketing efforts to the United States, Europe and other parts of Asia, we will encounter competitors that are already well-established in those markets and virtually all will have greater financial and other resources and market recognition. As a consequence, we may not be able to compete effectively for market share. If this happens, we may not be able to develop sales in these markets, which could materially hurt the prospects for growth in our business.

Many of our competitors have the following important advantages over us in potential markets other than Japan:

•

greater name recognition;

•

more diversified product lines;

•

larger client bases; and

•

significantly greater financial, technical, marketing and other resources.

As a result, as compared to us, our competitors may be able to:

•

better withstand downturns in the systems integration software market and in the computer software market in general;

•

adapt more quickly to new or emerging technologies or changes in client requirements; or

•

more effectively and profitably market, sell and support their products.

If a market for our common stock should arise in the United States, broker-dealers may experience difficulty in processing and/or completing client transactions and trading activity in our common stock may be severely limited.

We anticipate that our common stock will be traded on the OTC Bulletin Board following the effectiveness of this registration statement, although we can give no assurance as to the establishment of any such trading market or, if so established, its strength or continuity. It is likely that we would encounter:

•

a limited number of market makers in our common stock;

•

 a limited availability of market quotations for such common stock; and

•

minimal, if any, analyst coverage for our company.

If at any time we have net tangible assets of $5,000,000 or less and our common stock has a market price per share of less than $5.00, transactions in our common stock may be subject to the “penny stock” rules promulgated under the Securities Exchange Act of 1934. Under these rules, securities broker-dealers who recommend our common stock to persons other than institutional investors:

•

must make a special written suitability determination for the purchaser;

•

receive the purchaser’s written agreement to a transaction prior to sale;

•

provide the purchaser with risk disclosure documents which identify risks associated with investing in “penny stocks” and which describe the market for these “penny stocks” as well as a purchaser’s legal remedies; and

•

obtain a signed and dated acknowledgment from the purchaser demonstrating that the purchaser has actually received the required risk disclosure document before a transaction in a “penny stock” can be completed.

As a result of these requirements, broker-dealers may find it difficult to effectuate client transactions and trading activity in our common stock will be significantly limited.

Risks Related to doing Business in Japan

A downturn in economic conditions in Japan or in the software market in Japan or in our clients’ specific industries has in the past resulted, and may result in the future, in a significant fluctuation of demand for our products and services, causing our revenues and profitability to suffer.

Implementation of our software products can constitute a major portion of our clients’ overall corporate budget, and the amount clients are willing to invest in acquiring and implementing our products and the timing of our clients’ investments have tended to vary due to economic or financial crises or other business conditions. A recession, slow or weak economic recovery of technology and software markets could have a material adverse effect on our business, financial position, operating results or cash flows. In particular, our profitability and cash flows may be significantly adversely affected by adverse economic conditions in Japan because we derive all of our revenue from that country.

Foreign exchange fluctuations could lower our results of operations because we earn revenues denominated in several different currencies.

Our reporting currency is the Japanese yen. To the extent that we are able to develop sales of our software services and products in countries other than Japan, it is likely that our sales contracts with clients in such countries will provide for our payment in the respective currencies of such countries. As a result, appreciation or depreciation in the value of other currencies as compared to the Japanese yen could result in material transaction or translation gains or losses which could reduce our operating results. These negative effects from currency fluctuations could become more significant if we are successful in recognizing sales in markets outside of Japan. We do not currently engage in currency hedging activities.

Rights of shareholders under Japanese law may be more limited than under the laws of other jurisdictions.

Our Articles of Incorporation, our board of directors’ Regulations and the Corporation Law of Japan govern our corporate affairs. Legal principles relating to such matters as the validity of corporate procedures, directors’ fiduciary duties and liabilities, and shareholders’ rights may be different from those that would apply to a non-Japanese company. Shareholders’ rights under Japanese law may not be as extensive as shareholders’ rights under the laws of other countries or jurisdictions within the United States.

For illustrative purposes, the corporate laws of Delaware and New York, which govern a significant number of U.S. publicly traded companies, provide that holders of no less than a majority of a corporation’s outstanding common stock shall constitute a quorum for the purpose of conducting a shareholders’ meeting, and require the affirmative vote of no less than a majority of the corporation’s issued and outstanding shares to approve certain material events such as amendments to the corporation’s certificate of incorporation, approval of a merger or a sale or other disposition of all or substantially all of the corporation’s assets.

By contrast, the Corporation Law of Japan requires, generally, a majority of voting interests for a quorum and approval of two-thirds of the voting interests represented at a shareholders’ meeting for any material action.  However, it allows a corporation, subject to certain exceptions, to reduce the quorum for such actions to not less than one-third of the total voting interests by the inclusion of such a provision in the corporation’s articles of incorporation.  We have adopted a quorum of not less than one-third of the voting rights held by all shareholders in our articles of incorporation for special resolutions for material corporate actions, such as:

•

a reduction of stated capital;

•

amendment of our Articles of Incorporation (except those amendments that our board of directors is authorized to make under the Corporation Law of Japan);

•

establishment of a 100% parent-subsidiary relationship through a share exchange or share transfer requiring shareholders’ approval;

•

a dissolution, merger or consolidation requiring shareholders’ approval;

•

a company split requiring shareholders’ approval;

•

a transfer of the whole or an important part of our business;

•

the taking over of the whole of the business of any other corporation requiring shareholders’ approval; and

•

issuance of new shares at a specially favorable price, or issuance of stock acquisition rights or bonds with stock acquisition rights with specially favorable conditions to persons other than shareholders.

U.S. investors may have difficulty in serving process or enforcing a judgment against us or our directors and executive officers.

We are a joint stock corporation with limited liability incorporated under the laws of Japan. Most of our directors, executive officers and corporate auditors reside in Japan. All of our assets and the assets of these persons are located in Japan.   Additionally, we formed a wholly owned subsidiary in August 2007 in Hong Kong.    It may not be possible, therefore, for U.S. investors to effect service of process within the United States upon us or these persons or to enforce against us or these persons judgments obtained in U.S. courts predicated upon the civil liability provisions of the federal securities laws of the United States. There is doubt as to the enforceability in Japan, in original actions or in actions for enforcement of judgment of U.S. courts, of liabilities predicated solely upon the federal securities laws of the United States.

Social and political instabilities including those caused by terrorist attacks, the risk of war or international hostilities as well as the risk of pandemic disease outbreaks could adversely impact our business.

The financial, political, economic and other uncertainties following terrorist attacks like those in the U.S., Spain and the UK, and other acts of violence or war, such as the conflict in Iraq, as well as the risk of pandemic disease outbreaks could damage the world economy and affect our and our clients’ investment decisions over an extended period of time. We believe that geopolitical uncertainties, including hostilities against the U.S., countries in Europe or any other country, or the threat of serious disease may lead to cautiousness by our clients in setting their capital spending budgets. Furthermore, such occurrences could make business continuity and business travel more difficult, thus interfering with clients’ decision making processes and our ability to sell products and provide services to them.

Item 4. Information on the Company

A.

History and Development of the Company

Introduction

ECOSS Inc. was incorporated in Japan in June 1996 as a joint stock corporation (“kabushiki kaisha”). Our offices are located at 2-3-5 Ohashi, Barbizon 41, 3F, Meguro-ku, Tokyo Japan 153-0044, and our telephone number is 81 3 5790-6600. Our website address is http://www.ecoss.co.jp. Information contained in our website does not constitute part of this amended registration statement on Form 20-F.

We provide systems integration services, entailing the creation of complex information systems that may include designing or building a customized software architecture or application, and integrating it with new or existing hardware, packaged or custom software, and communications capabilities.  We perform these services on a project by project basis for a diverse and constantly changing clientele.

We also develop, market and license Web-enabled software products and services to enable our clients to conduct E-business more effectively. These products include E-commerce, blog, and advertising management tools. We provide fee-based maintenance for these products on an “incident” basis, as discussed below.

We have recently introduced, and are marketing and licensing several variants of our proprietary ECOSS Solutions software product, which includes our EsFoundation Code Generator utility tool. The EsFoundation Code Generator tool is used by software engineers and computer programmers to facilitate the conversion of design specifications into software code such as Java, C#, and VB.NET. We also offer and provide maintenance services for our EsFoundation utility tool on an “incident” basis. Minor upgrades (i.e., version 2.0 to 2.x) for these products are provided to clients at no additional cost, and major upgrades (i.e. version 2.0 to 3.0) are provided for an additional fee.

For information on our plan to raise additional equity capital, please see “Item 5.B Liquidity and Capital Resources.”

B.

Business Overview

Products and Services

All of our revenues are generated in Japan. The following table sets forth the sources and applicable percentage of our total revenues for each of our three most recent fiscal years.

	Fiscal year ended March 31,
	2005	2006	2007
System Integrations	88.3%	91.7%	98.1%
Software Licenses	1.6%	0.1%	0.6%
Royalties	0.3%	0.2%	0.0%
Maintenance and Support	1.2%	0.5%	0.4%
Outsourcing services	8.6%	7.5%	0.9%

	100.0%	100.0%	100.0%

Systems Integrations

Our system integration services include project planning, system design, custom applications development, network construction and operations outsourcing. We implement systems that enhance our clients’ operating functionality.

We customarily form special project management teams for every new systems integration assignment. We analyze and design our client’s network and system, with specific attention to improving its reliability, scalability and flexibility.

We procure equipment such as servers and manage application development. We outsource software programming to third parties.

Our fee structure for our systems integration projects is based upon its complexity and scale. We generally bill our clients for these services on a fixed fee basis and recognize revenue when the system is completed.

Examples of our systems integration projects include:

•

Major Japanese beverage manufacturer

Replacement of the company’s internal sales support system - This project included requirements definition, specifications design, development, testing, and implementation.

•

Sega Direct

Development of a direct sales website using the M3 development tool - This project included specifications design, development, testing, implementation, and maintenance of the enterprise system application.

•

Major multi-national beverage manufacturer

Development of E-commerce site for online sale of the company’s branded goods - Project included specifications design, development, testing, and implementation.

•

Japanese cosmetics manufacturer

Development of E-commerce website for the online sales of cosmetic products - This project included requirements definition, specifications design, development, testing, implementation, and maintenance.

•

Online computer sales website (BtoB)

Development of E-commerce website for the online sales of servers, storage devices, and other server-related equipment - Project included specifications design, development, testing, and implementation.

Software Licenses

E-business solutions

We offer an array of Web-enabled modular E-business solutions that can be quickly installed at a low upfront cost. Our solutions, which utilize flexible technologies and architecture, are easily and rapidly customized and quickly learned. We address a client’s entire value chain from inbound logistics to client service and support.

Our E-business solutions include:

•

M3 E-commerce Module

Application template for the development of BtoC web shopping systems - Includes functionality that is essential for online shops, such as order management, product management, settlement and inventory tracking. Because the software is based on the EsFoundation utility tool, E-commerce sites can be developed quickly, at minimal cost to the client.

•

M3 Blog

M3 Blog is a Blog system targeted at ISPs, ASPs, portal websites, and companies. The product’s key feature is the Microsoft Office add-in, which allows users to upload text, charts, graphs and images directly from Microsoft applications such as Excel, Word, and PowerPoint. The original Excel, Word, and PowerPoint files can be uploaded to the blog as well. M3 Weblog also includes permission management functionality, so that blog administrators can restrict access to certain blogs. The system includes support for the display of blogs on mobile phones.

•

Advertising Management System

The Advertising Management System is a tool designed to increase efficiency in the management of advertising products. It is used for the management of online advertising such as banner ads, as well as conventional print advertising. This tool can also manage orders and invoicing from advertising agencies and media representatives.

•

ECOSS Solutions ESAP (ESAP)

ECOSS Solutions ESAP is a business application which allows a third party E-commerce application to communicate with a credit card settlement system. This product allows E-commerce websites to communicate with online settlement providers.

•

ECOSS Solutions Enterprise 2 (ESE)

ECOSS Solution Enterprise 2 is an E-commerce application for BtoC and BtoBtoC use. Sites ranging from single online shops to large-scale malls can be operated using this application, which handles the key aspects of E-commerce such as order placement and real-time credit card settlement. License sale and maintenance for this product were terminated at the end of February 2005.

Utility tools

We developed our proprietary ECOSS Solutions esFoundation (previously branded as M3) utility tool in 2001 to reduce our time and cost, and improve the efficiency of our design engineers and programmers in converting design specifications into software code. As we deployed our esFoundation utility tool, we concluded that it offered the possibility of serving as a stand-alone commercially viable product offering. Our first esFoundation (under the previous M3 brand) product offering was launched in our fiscal year ended March 31, 2005. The product name was changed from M3 to esFoundation in October of 2007.

Our esFoundation utility tool offerings support multiple platforms, including Windows, Solaris, AIX and LINUX, function with various data bases such as MS-SQL, Oracle, PostgreSQL and MySQL and work in a .NET, Java and PHP framework.

Our esFoundation utility tools include:

•

esFoundation for .NET

System development tool, which includes the “esFoundation Code Generator” tool for Windows operating systems, that supports the Microsoft .NET Framework. Also supports a variety of databases including Microsoft SQL, ORACLE, and PostgreSQL. We charge an annual license fee of ¥60,000 for one user, ¥500,000 for ten users, and ¥60,000 for each additional user.

•

esFoundation for Java

System development tool which includes the “esFoundation Code Generator” tool for Java (JDK 1.4) operating systems - This tool also supports a variety of databases including Microsoft SQL, ORACLE, and PostgreSQL. We charge an annual license fee of ¥60,000 for one user, ¥500,000 for ten users, and ¥60,000 for each additional user.

•

M3Lite

System development tool which includes the “EsFoundation Code Generator” functionality for operating systems that support PHP 5 - We charge an annual license fee of ¥30,000 per user. Sales of this product have been discontinued.

•

esFoundation Runtime

Tool required for running the application created using esFoundation on a server.

We charge a one time license fee of ¥500,000 per CPU for running each of our esFoundation for .NET and our esFoundation for Java utility tools.

•

esFoundation for .NET Web Edition

esFoundation for .NET Web Edition is a functionally scaled-down version of esFoundation for .NET. This version includes the esFoundation Runtime, so the Runtime license does not need to be purchased separately.

Royalties

We have royalty contracts with certain clients, under which we receive a royalty as a percentage of net revenues:

•

Disaster-proof telecom service

We are the exclusive master distributor and sales agent of the TeleContinuity, Inc. Technology Platform in Japan. TeleContinuity is a U.S. company which provides telephone restoration services designed to mitigate business disruption resulting from natural disasters and other catastrophic events. We currently market this service solely in Japan, as well as provide technical implementation and support services, under an agreement entered into in October 2007, which continues for an indefinite term.  We will receive a percentage share of all revenues that are derived by TeleContinuity from sales of its services that we initiate. We also have the excusive right to negotiate with partners to act as distributors and sales agents in Japan. Revenues after distributors or sales agents have deducted their fee will be shared equally ( 50-50 ) with TeleContinuity.

Maintenance and Support

Maintenance and support for ESAP and M3 Blog products, as well as our systems integration projects, is provided on either an annual or monthly fee basis. Also, we provide maintenance and support services for our EsFoundation utility tools on an “incident” basis. One incident is defined as a single issue or problem that a client seeks to resolve. Customarily, requests for support are submitted by email. Clients are charged on a per incident basis.

Services

We offer our clients a range of outsourcing services, such as site agency and advertising agency services. We act as website agent for certain of our clients, providing operations and technical support. We also provide server hosting and Internet advertising agency services for a number of our clients. Our outsourcing services include:

•

“Let’s Meeting” settlement maintenance

ECOSS provides maintenance and client support of the back office server for settlement of “Let’s Meeting” client usage. “Let’s Meeting” is a web-enabled real-time conferencing service provided by NTT Marketing Act Chugoku. Payment details are calculated for each individual client, and then sent to NTT for billing to telephone clients. Royalties are received in exchange for our services.

•

site agency services

We provide site operations, technical support, and advertising agency services for a news and entertainment website.

•

advertising agency services

We provide Internet and print media advertising agency services for a number of clients. We receive a percentage of each client’s total billing in exchange for our services, ranging from 6% to 32%; and

•

server hosting services

We provide Internet hosting services to some of our clients on a flat fee basis .

Clients

Our clients are predominantly systems integrators, Internet service providers (ISPs), portal site operators and content providers, all of which are located in Japan. We had 43 active clients as of September 30, 2007. Representative clients include NTT Communications, Cyber Firm Inc., and NTT Marketing Act Chugoku.

Marketing and Sales

Our marketing efforts focus on developing new additional sales revenues from our existing clientele, as well as seeking to attract new clients. We market through mailings, email promotions, trade advertisements and attendance at software conferences and seminars.

We are seeking to expand our marketing efforts beyond Japan by creating English content on our website, and by translating our written media describing certain of our products’ capabilities and functionalities, as well as certain of our client instruction manuals, into English.

We conduct our sales activities through our own sales personnel. We are currently seeking to establish distribution arrangements for our EsFoundation utility tool offerings in the United States and South Asia.

Research and Development

Our research and development personnel work closely with our marketing personnel to ensure that our research and development efforts are closely aligned with our client’s needs and desires. On occasion, we partner with our clients in the development of new product and service offerings.

We expended ¥58,947 thousand, ¥49,688 thousand and ¥71,833 thousand on research and development activities for the fiscal years ended March 31, 2007, 2006 and 2005, respectively.

Intellectual Property Rights

We rely upon a combination of non-disclosure, licensing agreements and other contractual arrangements as well as trade secrets, copyright and trademark laws to protect our proprietary rights and the proprietary rights of third parties from whom we license intellectual property. We enter into non-disclosure agreements with all of our employees, our subcontractors and parties we team with for contracts and with many of our clients. We also control and limit distribution of property information. We cannot assume that these steps would be adequate to enforce our intellectual property rights.

We have registered “ECOSS” and “ECOSS Solution” as trademarks in Japan.

Seasonality

We do not believe seasonality is a material factor in our business.

Government Regulation

 Our business activities, generally, are not subject to any material governmental regulation.

Principal Capital Expenditures and Divestitures

The amount of capital expenditures and divestitures is not applicable, because the total amount invested is immaterial.

Dependency on Patents or Licenses, Industrial, Commercial or Financial Contracts

The dependency of our products or services on third party patents, licenses, or any other contracts, is immaterial.

Competition

The markets in which we engage are highly competitive and served by numerous national and local firms. Our competitors include domestic and international consulting and systems integration firms, the internal information systems groups of our prospective clients, professional service companies, application software vendors and divisions of large integration, technology and outsourcing companies.

We believe that the principal competitive factor in the Japanese market includes reputation, project management expertise, speed of development and implementation, technical expertise, competitive pricing and ability to deliver results on a fixed price or transaction basis. We further believe that our ability to compete also depends in part on a number of factors beyond our control, including the ability of our clients or competitors to hire, retain and motive project managers, software design engineers, programmers and other technical staff, the price at which others offer comparable services, greater financial resources of many of our competitors and the extent of our competitors’ responsiveness to client’s needs.

Employees

As of September 30, 2007 we had a total of 18 fulltime and 0 part-time employees, of whom:

•

8 were in research and development;

•

6 were in sales and marketing;

•

1 were in consulting, education and support; and

•

3 were in finance, accounting and administration.

Our future success will depend in part on our ability to attract, retain and motivate highly qualified software professionals, for whom competition is intense. Our employees are not represented by any labor union or collective bargaining unit. We believe our relations with our employees are good.

Legal Proceedings

We are not involved in any litigation or other legal proceedings that, if determined adversely to us, would individually or in the aggregate have a material adverse effect on us or our operations.

Facilities

Our offices are located at 2-3-5 Ohashi, Barbizon 41, 3F, Meguro-ku, Tokyo Japan 153-0044, Japan, encompassing 229.03 square meters of office space. The Company leases its facilities under an operating lease that expires on June 30, 2009 with an option to extend for additional two (2) years at an annual rental of ¥14,591 thousand (includes building common area maintenance fees).

C.

Organizational Structure

Not applicable.

D.

Property, Plants and Equipment

The information required by this item is in “— Facilities,” above.

Item 4A. Unresolved Staff Comments

Not applicable.

Item 5. Operating and Financial Review and Prospects

A.

Operating Results

ECOSS INC.

STATEMENTS OF OPERATIONS

(In thousands of Japanese Yen, except share and per share data)

For the Fiscal Years Ended

	March 31,
	2007	2006	2005
		(Restated)	(Restated)
NET REVENUES
System intergrations	¥2,209,981	¥2,152,248	¥1,396,985
Software licenses	13,031	3,640	24,550
Royalties	-	4,498	4,781
Maintenance and support	8,265	10,637	19,306
Outsourcing services	21,272	177,282	136,710

Total net revenues	2,252,549	2,348,305	1,582,332

COST OF GOODS SOLD
System intergrations	2,246,173	1,950,911	1,296,289
Maintenance and support	1,344	1,272	3,918
Outsourcing services	20,802	137,023	15,508

Total cost of goods sold	2,268,319	2,089,206	1,315,715

GROSS PROFIT	(15,770)	259,099	266,617

OPERATING EXPENSES:
Research and development	58,947	49,688	71,833
Selling, general and administrative expenses	285,563	310,604	267,212
Impairment of software development costs	18,337	10,000	88,431

Total operating expenses	362,847	370,292	427,476

LOSS FROM OPERATIONS	(378,617)	(111,193)	(160,859)

OTHER INCOME (EXPENSE):
Interest expense, net	(7,904)	(34,358)	(18,838)
Realized holding losses from interest swap, net	(4)	(9)	(123)
Gain (loss) from disposal of property and equipment	-	3,299	-
Other income (expense)	(17,365)	(900)	506

Total other income (expense)	(25,273)	(31,968)	(18,455)

LOSS BEFORE INCOME TAXES	(403,890)	(143,161)	(179,314)

INCOME TAXES	1,900	3,078	3,140

NET LOSS	¥(405,790)	¥(146,239)	¥(182,454)

NET LOSS PER COMMON SHARE:
Basic	¥(6,524)	¥(2,443)	¥(5,039)
Diluted	¥(6,524)	¥(2,443)	¥(5,039)

Weighted average number of common shares outstanding:
Basic	62,197	59,861	36,209
Diluted	62,197	59,861	36,209

Fiscal Year Ended March 31, 2007 Compared to Fiscal Year Ended March 31, 2006

Net sales

Our net sales decreased ¥95,756 or 4.1% to ¥2,252,549 thousand for the fiscal year ended March 31, 2007 compared to ¥2,348,305 thousand for the fiscal year ended March 31, 2006. This decrease was primarily due to a significant decrease in outsourcing services, offset by an increase in revenues from system integrations.

System Integrations. Revenue from system integration increased ¥57,733 thousand or 2.7% to ¥2,209,981 thousand for the fiscal year ended March 31, 2007 from ¥2,152,248 thousand for the fiscal year ended March 31, 2006. This increase was attributable to ongoing revenue from the addition of two large-scale system development projects, which represented ¥1,975,553 thousand or 89.4% of total sales from system integration.

Software Licenses. Revenue from software licenses increased ¥9,391 thousand or 258.0% to ¥13,031 thousand for the fiscal year ended March 31, 2007 from ¥3,640 thousand for the fiscal year ended March 31, 2006. This increase was primarily attributable to revenue generated from our new products (such as our ECOSS Solutions M3 Blog).

Royalties. The Company did not earn any royalty for the fiscal year ended March 31, 2007 as to ¥4,498 thousand of royalty income earned for the fiscal year ended March 31, 2006.

Maintenance and Support. Revenue from maintenance and support services decreased ¥2,372 thousand or 22.3% to ¥8,265 thousand for the fiscal year ended March 31, 2007 from ¥10,637 thousand for the fiscal year ended March 31, 2006. This decrease was attributable to the cancellation of contracts by customers which totaled ¥2,503 thousand or 23.5% of total revenues.

Outsourcing Services. Revenue from outsourcing services decreased ¥156,010 thousand or 88.0% to ¥21,272 thousand for the fiscal year ended March 31, 2007 from ¥177,282 thousand for the fiscal year ended March 31, 2006. The decrease in services revenues for the fiscal year ended March 31, 2006 was substantially attributable to the lack of services to 4 large scale customers as was performed in the fiscal year ended March 31, 2006. In that fiscal year, outsourcing services for 3 large scale customers had been performed for a total of ¥134,608 or 75.9% of total revenue from outsourcing services.

Cost of sales

Our total cost of sales increased ¥179,113 thousand or 8.6% to ¥2,268,319 thousand for the fiscal year ended March 31, 2007 as compared to ¥2,089,206 thousand for the fiscal year ended March 31, 2006. This increase was primarily attributable to an increase in system integration costs, offset by a decrease in outsourcing services cost.

System Integrations. System integrations c ost of sales increased ¥295,262 thousand or 15.1% to ¥2,246,173 thousand for the fiscal year ended March 31, 2007 from ¥1,950,911 thousand for the fiscal year ended March 31, 2006. This increase was attributable to an increase in system integration costs primarily associated with a significant increase in revenue from system integration. The Company incurred a gross loss for the year, due to the fact that our largest job had cost overruns of ¥74,038 sine the Company (1) acts as principal contractor in the transaction, (2) takes title to the products, and (3) has risks and rewards of ownership, such as the risk of loss for collection, delivery, or returns for all of our system integration services.

Maintenance and Support. Maintenance and support cost of sales increased ¥72 thousand or 5.7% to ¥1,344 thousand for the fiscal year ended March 31, 2007 from ¥1,272 thousand for the fiscal year ended March 31, 2006.

Outsourcing Services. Outsourcing services c ost of sales decreased ¥116,221 thousand or 84.8% to ¥20,802 thousand for the fiscal year ended March 31, 2007 from ¥137,023 thousand for the fiscal year ended March 31, 2006.  As noted in the Net sales from outsourcing services above, this was attributable to the lack of services to 4 large-scale customers in the fiscal year ended March 31, 2007, which had totaled ¥91,229 or 66.6% for the fiscal year ended March 31, 2006.

Operating expenses

Our operating expenses decreased ¥7,445 thousand or 2.0% to ¥362,847 thousand for the fiscal year ended March 31, 2007 from ¥370,292 thousand for the fiscal year ended March 31, 2006. The decrease in operating expenses was principally attributable to a decrease in selling and general administrative expenses, offset by an increase in research and development costs and impairment of software development costs.

Research and Development Costs. Research and development costs increased ¥9,259 thousand or 18.6% to ¥58,947 thousand for the fiscal year ended March 31, 2007 from ¥49,688 thousand for the fiscal year ended March 31, 2006.

Selling and General Administrative Expenses. Selling and general administrative expenses decreased ¥25,041 thousand or 8.1% to ¥285,563 thousand for the fiscal year ended March 31, 2007 from ¥310,604 thousand for the fiscal year ended March 31, 2006.

Impairment of Software Development Costs. Impairment of software development costs increased ¥8,337 thousand or 83.4% to ¥18,337 thousand for the fiscal year ended March 31, 2007 from ¥10,000 thousand for the fiscal year ended March 31, 2006.

Other income (expense)

Interest Expense. Interest expense decreased ¥26,454 thousand or 77.0% to ¥7,904 thousand for the fiscal year ended March 31, 2007 from ¥34,358 thousand for the fiscal year ended March 31, 2006. This decrease was primarily attributable to the conversion of debt to equity by Mr. Tsuyuki and EFC and forgiveness of debt by Mr. Tsuyuki.

Other Income (expenses). Other income (expense) increased ¥14,979 thousand to ¥17,369 thousand for the fiscal year ended March 31, 2007 from ¥2,390 thousand for the fiscal year ended March 31, 2006. This increase was primarily attributable to the write off of the development in progress cost.

Income Taxes

Income tax expense decreased ¥1,178 thousand or 38.3% to ¥1,900 thousand for the fiscal year ended March 31, 2007 from ¥3,078 thousand for the fiscal year ended March 31, 2006. The Company has net operating loss (“NOL”) carryovers from prior years for fiscal years ending March 31, 2007 and 2006, only the minimum amount of income tax as required under the Japanese Tax Law was paid in each of such fiscal years.

Net Loss

As a result of the factors discussed above, the Company reported a net loss of ¥405,790 or ¥6,524 per share for fiscal year ended March 31, 2007, as compared to a net loss of ¥146,239 or ¥2,443 per share for fiscal year ended March 31, 2006.

Fiscal Year Ended March 31, 2006 Compared to Fiscal Year Ended March 31, 2005

Net sales

Our net sales increased ¥765,973 or 48.8% to ¥2,348,305 thousand for the fiscal year ended March 31, 2006 compared to ¥1,582,332 thousand for the fiscal year ended March 31, 2005. This increase was primarily due to a significant increase in system integration and outsourcing services, offset by a decrease in revenues from maintenance services and software licenses.

System Integrations. Revenue from system integration increased ¥755,263 thousand or 54.1% to ¥2,152,248 thousand for the fiscal year ended March 31, 2006 from ¥1,396,985 thousand for the fiscal year ended March 31, 2005. This increase was attributable to ongoing revenue from the addition of two large-scale system development projects, which represented ¥549,900 thousand or 25.6% of total sales from system integration, as well as one-time revenues related to our system equipment, which represented ¥600,000 thousand or 27.9% of total sales from system integration, respectively.

Software Licenses. Revenue from software licenses decreased ¥20,910 thousand or 85.2% to ¥3,640 thousand for the fiscal year ended March 31, 2006 from ¥24,550 thousand for the fiscal year ended March 31, 2005. Approximately ¥20,000 thousand or 81.0% of our revenues from licenses in our fiscal year ended March 31, 2005 were attributable to a large license purchase. As we shifted our product mix in our fiscal year ended March 31, 2006 to new products (such as our ECOSS Solutions M3), we encountered development delays which caused us to curtail our marketing and sales efforts for these new products, thereby significantly curtailing our revenue stream.

Royalties. Royalty revenue decreased ¥283 thousand or 5.9% to ¥4,498 thousand for the fiscal year ended March 31, 2006 from ¥4,781 thousand for the fiscal year ended March 31, 2005.

Maintenance and Support. Revenue from maintenance and support services decreased ¥8,669 thousand or 44.9% to ¥10,637 thousand for the fiscal year ended March 31, 2006 from ¥19,306 thousand for the fiscal year ended March 31, 2005. This decrease was attributable to the termination of maintenance and support services for our ECOSS Solutions Enterprise product, which represented approximately ¥8,675 thousand or 44.9% of total maintenance and support revenues in our fiscal year ended March 31, 2005.

Outsourcing Services. Revenue from outsourcing services increased ¥40,572 thousand or 29.7% to ¥177,282 thousand for the fiscal year ended March 31, 2006 from ¥136,710 thousand for the fiscal year ended March 31, 2005. The increase in services revenues for our fiscal year ended March 31, 2006 was substantially attributable to the addition of online advertising agency services and data center services, which amounted to ¥52,834 or 29.8% of total revenue from outsourcing services.

Cost of sales

Our total cost of sales increased ¥773,491 thousand or 58.8% to ¥2,089,206 thousand for the fiscal year ended March 31, 2006 as compared to ¥1,315,715 thousand for the fiscal year ended march 31, 2005. This increase was attributable to an increase in system integration costs and outsourcing services primarily associated with a significant increase in revenue from system integration and outsourcing services.

System Integrations. System integrations c ost of sales increased ¥654,622 thousand or 50.5% to ¥1,950,911 thousand for the fiscal year ended March 31, 2006 from ¥1,296,289 thousand for the fiscal year ended March 31, 2005. This increase was attributable to an increase in system integration costs primarily associated with a significant increase in revenue from system integration.

Maintenance and Support. Maintenance and support c ost of sales decreased ¥2,646 thousand or 67.5% to ¥1,272 thousand for the fiscal year ended March 31, 2006 from ¥3,918 thousand for the fiscal year ended March 31, 2005.

Outsourcing Services. Outsourcing services c ost of sales increased ¥121,515 thousand or 783.6% to ¥137,023 thousand for the fiscal year ended March 31, 2006 from ¥15,508 thousand for the fiscal year ended March 31, 2005. Costs of services in the fiscal year ended March 31, 2005 consisted only of consulting services. Online advertising agency services and data center services were added in the fiscal year ended March 31, 2006, resulting in a significant increase in services costs for that fiscal year. For the fiscal year ended March 31, 2006, online advertising services accounted for ¥46,987 thousand or 34.3% and data center services accounted for ¥7,501 thousand or 5.5% of total services costs, respectively. In addition, for the fiscal year ended March 31, 2005, most of our outsourcing services revenues were derived from consulting, which was provided from our employees with minimum amount of subcontractors services.

Operating expenses

Our operating expenses decreased ¥57,183 thousand or 13.4% to ¥370,292 thousand for the fiscal year ended March 31, 2006 from ¥427,475 thousand for the fiscal year ended March 31, 2005. The decrease in operating expenses was principally attributable to a decrease in impairment of software development costs and research and development costs, offset by an increase in selling and general administrative expnese.

Research and Development Costs. Research and development costs decreased ¥22,145 thousand or 30.8% to ¥49,688 thousand for the fiscal year ended March 31, 2006 from ¥71,833 thousand for the fiscal year ended March 31, 2005.

Selling and General Administrative Expenses. Selling and g eneral a dministrative expenses increased ¥43,392 thousand or 16.2% to ¥310,604 thousand for the fiscal year ended March 31, 2006 from ¥267,212 thousand for the fiscal year ended March 31, 2005. This increase was primarily due to the adoption of SFAS No. 123R which increased the Company’s stock based compensation cost by ¥42,567 thousand in addition to an increase of other selling, general administrative expenses of ¥825 thousand. Prior to January 1, 2006, the Company accounted for its stock based compensation under the recognition and measurement principles of Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees,” and related interpretations (“APB Opinion No. 25”), the disclosure-only provisions of Statement of Financial Accounting Standards No. 123 “Accounting for Stock-Based Compensation” (“SFAS No. 123”) and the disclosures required by Statement of Financial Accounting Standards No. 148 “Accounting for Stock-Based Compensation-Transition and Disclosure” (“SFAS No. 148”). In accordance with APB Opinion No. 25, no stock-based compensation cost was reflected in the Company’s prior years net loss for grants of stock options to employees because the Company granted stock options with an exercise price equal to the market value of the stock on the date of grant. Effective January 1, 2006, the Company adopted the fair value recognition provisions of Statement of Financial Accounting Standards No. 123 (revised 2004) “Share-Based Payment” (“SFAS No. 123R”) using the modified prospective method. Under this method, compensation cost in the last fiscal quarter of 2006 includes the portion vesting in the period for (1) all share-based payments granted prior to, but not vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123 and (2) all share-based payments granted subsequent to January 1, 2006, based on the grant date fair value estimated in accordance with the revised provisions of SFAS No. 123R. The fair value of each option grant estimated on the date of grant uses the Black-Scholes option-pricing model. Results of prior periods do not reflect any restated amounts and the Company had no cumulative effect adjustment upon adoption of SFAS No. 123R under the modified prospective method. The Company’s policy is to recognize compensation cost for awards with only service conditions and a graded vesting schedule on a straight-line basis over the requisite service period for the entire award.

Impairment of Software Development Costs. Impairment of software development costs decreased ¥78,431 thousand or 88.7% to ¥10,000 thousand for the fiscal year ended March 31, 2006 from ¥88,431 thousand for the fiscal year ended March 31, 2005. Development costs for our Web conferencing system were capitalized, but, because sales were lower than expected, their carrying amount was reduced to net realizable value in the fiscal year ended March 31, 2005.

Other income (expense)

Interest Expense. Interest expense increased ¥15,520 thousand or 82.4% to ¥34,358 thousand for the fiscal year ended March 31, 2006 from ¥18,838 thousand for the fiscal year ended March 31, 2005. This increase was primarily attributable to late payment penalties paid to Mizuho Corporate Bank, Ltd.

Other Income (expenses). Other income (expense) increased ¥2,007 thousand to ¥2,390 thousand for the fiscal year ended March 31, 2006 from ¥383 thousand for the fiscal year ended March 31, 2005.

Income Taxes

Income tax expense decreased ¥62 thousand or 2.0% to ¥3,078 thousand for the fiscal year ended March 31, 2006 from ¥3,140 thousand for the fiscal year ended March 31, 2005. The Company has net operating loss (“NOL”) for NOL carryover from prior years for fiscal years ending March 31, 2006 and 2005, only the minimum amount of income tax as required under the Japanese Tax Law was paid in each of such fiscal years.

Net Loss

As a result of the factors discussed above, the Company reported a net loss of ¥146,239 or ¥2,443 per share for fiscal year ended March 31, 2006, as compared to a net loss of ¥182,454 or ¥5,039 per share for fiscal year ended March 31, 2005.

Critical Accounting Policies

We prepare financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), which requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities on the date of the financial statements and the reported amounts of revenues and expenses during the financial reporting period. We primarily make estimates related to allowances for doubtful accounts, useful lives of property, plant and equipment and capitalized software cost, future income tax liabilities and provisions for contingencies and litigation. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

An accounting policy is considered to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, and if different estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the financial statements.

The United States Securities and Exchange Commission (“SEC”) Financial Reporting Release No. 60 (“FR-60”) requires all companies to include a discussion of critical accounting policies or methods used in the preparation of financial statements.  We have discussed the development and selection of critical accounting policies and estimates with our directors and statutory auditor, and our directors and statutory auditor have reviewed the disclosure relating to these, which are included in this “Operating and Financial Review and Prospects” and elsewhere in this amended registration statement. We believe that of our significant accounting policies (more fully described in Note 2 to the financial statements), which are particularly important to our results of operations and financial position and may require the application of a higher level of judgment by our management, and as a result are subject to an inherent degree of uncertainty. While there are a number of accounting policies, methods and estimates affecting our financial statements, areas that are particularly significant include:

Leases

Lease agreements are evaluated to determine whether they are capital leases or operating leases in accordance with Statement of Financial Accounting Standards No. 13 “Accounting for Leases”, as amended (“SFAS No. 13”). When substantially all of the risks and benefits of property ownership have been transferred to the Company, as determined by the test criteria in SFAS No. 13, the lease then qualifies as a capital lease.

Capital lease assets are depreciated on a the double declining-balance basis, over the capital lease assets estimated useful lives consistent with the Company’s normal depreciation policy for tangible fixed assets, but generally not exceeding the lease term. Interest charges are expensed over the period of the lease in relation to the carrying value of the capital lease obligation.

Rent expense for operating leases, which may include free rent or fixed escalation amounts in addition to minimum lease payments, is recognized on a straight-line basis over the duration of each lease term.

Research and development and capitalized software development costs

Computer software to be sold or licensed

The Company follows Statement of Financial Accounting Standards No. 86 “Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed” (“SFAS No. 86”) for the costs of computer software to be sold or licensed. SFAS No. 86 requires research and development costs incurred in the process of software development before establishment of technological feasibility to be expensed as incurred and capitalization of software development costs incurred subsequent to establishment of technological feasibility and prior to the availability of the product for general release to customers.  Systematic amortization of capitalized software development costs begins when a product is available for general release to customers and is computed on a product-by-product basis at a rate not less than the straight-line basis over the product’s remaining estimated economic life ranging from four months to two years. Upon being fully amortized or charged off if impaired, the related cost and accumulated amortization are removed from the accounts.

Internal Use Software Development Costs

The Company has adopted the provisions of the AICPA Statement of Position No. 98-1 “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use” (“SOP 98-1”) for software developed for internal use. SOP 98-1 requires the capitalization of certain external and internal computer software costs incurred during the application development stage. The application development stage is characterized by software design and configuration activities, coding, testing and installation. Training costs and maintenance are expensed as incurred, while upgrades and enhancements are capitalized if it is probable that such expenditures will result in additional functionality. Capitalized software development costs for internal use begins when the software is available for internal use and is amortized on a straight-line basis over software’s estimated useful life ranging from one to three years. Upon being fully amortized or charged off as impairment, the related cost and accumulated amortization are removed from the accounts.

Impairment of long-lived assets

The Company follows Statement of Financial Accounting Standards No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS No. 144”) for its long-lived assets. The Company’s long-lived assets, which include property and equipment, capitalized software development costs and trademarks, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable.

The Company assesses the recoverability of its long-lived assets by comparing the projected undiscounted net cash flows associated with the related long-lived asset or group of long-lived assets over their remaining estimated useful lives against their respective carrying amounts. Impairment, if any, is based on the excess of the carrying amount over the fair value of those long-lived assets. Fair value is generally determined using the long-lived asset’s expected future discounted cash flows or market value, if readily determinable. If long-lived assets are determined to be recoverable, but the newly determined remaining estimated useful lives are shorter than originally estimated, the net book value of the long-lived assets is depreciated over the newly determined remaining estimated useful lives.

Fair value of financial instruments

The Company follows Statement of Financial Accounting Standards No. 107 “Disclosures about Fair Value of Financial Instruments” (“SFAS No. 107”) for its financial instruments. The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties.  The carrying amounts of financial assets and liabilities, such as cash and cash equivalents, accounts receivable, prepayments and other current assets, loans payable, notes payable, capital lease obligations, accounts payable, refundable customer deposits, income taxes payable, interest swap, and accrued expenses and other current liabilities, approximate their fair values because of the short maturity of these instruments and market rates of interest.

Derivatives

The Company accounts for derivatives in accordance with Statement of Financial Accounting Standards No. 133 “Accounting for Derivative Instruments and Hedging Activities” (“SFAS No. 133”) and the related interpretations. SFAS No. 133, as amended, requires companies to recognize all derivative instruments as either assets or liabilities in the balance sheet at fair value. The accounting for changes in the fair value of a derivative instrument depends on: (i) whether the derivative has been designated and qualifies as part of a hedging relationship, and (ii) the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument based upon the exposure being hedged as either a fair value hedge, cash flow hedge or hedge of a net investment in a foreign operation.

The Company employs interest rate swaps to convert floating interest rates to fixed interest rates. The Company does not use derivatives for speculation or trading purposes. Changes in the fair value of derivatives are recorded each period in current earnings or through other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and the type of hedge transaction. The ineffective portion of all hedges is recognized in current earnings.

Revenue recognition

The Company’s revenues are derived principally from system integration, software licenses, royalties, maintenance and support, and related services. The Company follows the guidance of the Securities and Exchange Commission’s Staff Accounting Bulletin 104 (“SAB No. 104”) for revenue recognition. The Company recognizes revenue when it is realized or realizable and earned less estimated future returns. The Company considers revenue realized or realizable and earned when it has persuasive evidence of an arrangement that the product has been shipped or the services have been rendered to the customer, the sales price is fixed or determinable, and collectibility is reasonably assured. In addition to the aforementioned general policy, the following are the specific revenue recognition policies for each major category of revenue:

System integrations – Systems integration services include project planning, system design, custom applications development, and network development, as well as the sales of hardware related to systems integration. Revenue from system integration sales is recognized when related hardware is delivered to the customer, system integration is installed, “Certificate of Acceptance” is received from the client, and there are either no unfulfilled Company obligations or any obligations that will affect the customer's final acceptance of the arrangement. Any cost of these obligations is accrued when the corresponding revenue is recognized. The Company follows the Financial Accounting Standards Board Emerging Issues Task Force Issue 99-19 “Reporting Revenue Gross as a Principal versus Net as an Agent”  (“EITF Issue 99-19”) for revenue recognition to report revenue gross as a principal for its system integration services sine the Company (1) acts as principal contractor in the transaction, (2) takes title to the products, (3) has risks and rewards of ownership, such as the risk of loss for collection, delivery, or returns, and (4) does not act as an agent or broker (including performing services, in substance, as an agent or broker) with compensation on a commission or fee basis on any of its system integration projects.

Software licenses – Software licenses range from Web application development tools, to E-commerce software, and blog systems. Development tool licenses, include both annual licenses sold on a per-user basis, and one-time software licenses offered on a per CPU basis. The Company follows the American Institute of Certified Public Accountants Statement of Position 97-2 “Software Revenue Recognition”, as amended (“SOP 97-2”) for software license revenue recognition. The Company recognizes revenue when it has persuasive evidence of an arrangement that the product has been shipped or the services have been rendered to the customer, the sales price is fixed or determinable, and collectibility is reasonably assured since substantially all of its arrangements do not require significant production, modification, or customization of software. In general, a product is considered delivered upon receipt of a “Certificate of Acceptance” from the client. Revenue from delivered elements of one-time charge licensed software is recognized at the inception of the license term, provided the Company has vendor-specific objective evidence of the fair value of each delivered element.  Revenue is deferred for undelivered elements. The Company recognizes revenue from the sale of software licenses, when persuasive evidence of an arrangement exists, the software has been delivered, the fee is fixed and determinable, and collection of the resulting receivable is reasonably assured.  Delivery generally occurs when the software package is delivered to a common carrier or is being downloaded and software license agreements have been electronically signed. The Company assesses collection based on a number of factors, including past transaction history with the customer and the creditworthiness of the customer.  The Company does not request collateral from customers.  If the Company determines that collection of a fee is not reasonably assured, the Company defers the fee and recognizes revenue at the time collection becomes reasonably assured, which is generally upon receipt of cash.  Revenue from monthly software licenses is recognized on a subscription basis.

Royalties – The Company has royalty contracts with certain clients, under which the Company receives royalty payments as a percentage of net revenues generated by the clients. Royalty is calculated on either a monthly basis or a quarterly basis depending upon the royalty contract, and a royalty report detailing net revenues generated by the client during the reporting period and applicable royalty rate as well as royalty payment is due 30 days after the last day of the reporting period. The Company recognizes revenues upon receipts of royalty report. If the Company determines that collection of a fee is not reasonably assured, the Company defers the fee and recognizes revenue at the time collection becomes reasonably assured, which is generally upon receipt of cash.

Maintenance and support – The Company offers maintenance and support services in connection with our products on an annual basis.  The annual maintenance and support service is required in connection with the purchase of certain products. The Company provides maintenance and support services on an incident basis for products that do not have annual support and maintenance requirements. The persuasive evidence of an arrangement is obtained via the execution of a Service Agreement between the Company and the customer.  Initial set-up fees are recognized upon completion of service. Revenue from time and service contracts is recognized as the services are provided.

Outsourcing services – Revenue from outsourcing services is recognized as the services are provided. The outsourcing service is considered provided when the source code is delivered to and “Certificate of Acceptance” is received from the customer, and there are either no unfulfilled Company obligations or any obligations that will not affect the customer's final acceptance of the arrangement. Any cost of these obligations is accrued when the corresponding revenue is recognized. The Company follows EITF Issue 99-19 for revenue recognition to report revenue gross for its outsourcing services since the Company (1) acts as principal in the transaction, (2) takes title to the products, (3) has risks and rewards of ownership, such as the risk of loss for collection, delivery, or returns, and (4) does not act as an agent or broker (including performing services, in substance, as an agent or broker) with compensation on a commission or fee basis on any of its outsourcing projects.

For those sales that include multiple deliverables, the Company allocates revenue based on the relative fair values of the individual components as determined in accordance with the Financial Accounting Standards Board Emerging Issues Task Force Issue 00-21 “Revenue Arrangements with Multiple Deliverables” (“EITF Issue 00-21”). When more than one element, such as hardware and services, are contained in a single arrangement, the Company allocates revenue between the elements based on each element’s relative fair value, provided that each element meets the criteria for treatment as a separate unit of accounting. An item is considered a separate unit of accounting if it has value to the customer on a standalone basis and there is objective and reliable evidence of the fair value of the undelivered items. Fair value is generally determined based upon the price charged when the element is sold separately. In the absence of fair value for a delivered element, the Company allocates revenue first to the fair value of the undelivered elements and allocates the residual revenue to the delivered elements. In the absence of fair value for an undelivered element, the arrangement is accounted for as a single unit of accounting, resulting in a deferral of revenue recognition for the delivered elements until all undelivered elements have been fulfilled.

The Company sells certain software products with free upgrade rights when the upgrade is available, known as post-contract customer support (PCS), and accounts for these transactions in accordance with the American Institute of Certified Public Accountants Statement of Position 97-2 “Software Revenue Recognition,” as amended (“SOP 97-2”). The Company recognizes revenue from software products when the following fundamental criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred, (iii) the price to the customer is fixed or determinable and (iv) collection of the resulting accounts receivable is probable. Revenue is allocated to each element based upon vendor-specific objective evidence (VSOE) of the fair value of the element. VSOE of the fair value is based upon the price charged when the element is sold separately. Revenue allocated to each element is then recognized when the basic revenue recognition criteria are met for each element. If the Company is unable to determine VSOE of fair value for PCS, the entire amount of revenue from the arrangement is deferred until the earlier of the point at which (a) such sufficient vendor- specific objective evidence does exist or (b) all elements of the arrangement have been delivered.

Amounts billed or payments received in advance of revenue recognition are deferred until the recognition criteria are met.

Stock-based compensation

Prior to January 1, 2006, the Company accounted for its stock based compensation under the recognition and measurement principles of Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees,” and related interpretations (“APB Opinion No. 25”), the disclosure-only provisions of Statement of Financial Accounting Standards No. 123 “Accounting for Stock-Based Compensation” (“SFAS No. 123”) and the disclosures required by Statement of Financial Accounting Standards No. 148 “Accounting for Stock-Based Compensation-Transition and Disclosure” (“SFAS No. 148”). In accordance with APB Opinion No. 25, no stock-based compensation cost was reflected in the Company’s prior years net loss for grants of stock options to employees because the Company granted stock options with an exercise price equal to the market value of the stock on the date of grant.

Had the Company used the fair value based accounting method for stock compensation expense prescribed by SFAS Nos. 123 and 148 for the fiscal year ended March 31, 2005, the Company’s net loss and net loss per common share would have been increased to the pro-forma amounts illustrated as follows:

Fiscal Year Ended March 31, 2005
In thousands of Japanese Yen

Net loss, as reported (Restated)	¥(182,454)

Stock based compensation cost included in the determination of net loss as reported	-

Stock based compensation cost determined under the fair value method	2,243

Pro forma net loss	(184,697)
Net loss per common share:
Basic and diluted – as reported (Restated)	¥(5,039)
Basic and diluted – pro forma	¥(5,101)

Weighted average number of common shares outstanding:
Basic and diluted	36,209

Effective January 1, 2006, the Company adopted the fair value recognition provisions of Statement of Financial Accounting Standards No. 123 (revised 2004) “Share-Based Payment” (“SFAS No. 123R”) using the modified prospective method. Under this method, compensation cost in the last fiscal quarter of 2006 includes the portion vesting in the period for (1) all share-based payments granted prior to, but not vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123 and (2) all share-based payments granted subsequent to January 1, 2006, based on the grant date fair value estimated in accordance with the revised provisions of SFAS No. 123R. The fair value of each option grant estimated on the date of grant uses the Black-Scholes option-pricing model with the following weighted-average assumptions:

	Fiscal Year Ended March 31
	2007	2006

Risk-free interest rate	1.195%	1.195%
Dividend yield	0.00%	0.00%
Expected volatility	54.624%	54.624%
Expected option life (year)	7.9	8.9

The expected life of the options has been determined using the simplified method as prescribed in SEC Staff Accounting Bulletin No. 107 (“SAB 107”). Results of prior periods do not reflect any restated amounts and the Company had no cumulative effect adjustment upon adoption of SFAS No. 123R under the modified prospective method. The Company’s policy is to recognize compensation cost for awards with only service conditions and a graded vesting schedule on a straight-line basis over the requisite service period for the entire award. Additionally, the Company’s policy is to issue new shares of common stock to satisfy stock option exercises.

The adoption of SFAS No. 123R increased the Company’s reported operating loss and net loss by ¥5,266 thousand and ¥42,567 thousand for the fiscal years ended March 31, 2007 and 2006, respectively. The expense is classified as selling, general and administrative expense on the statement of operations.

The fair value of each option award is estimated on the date of grant using a Black-Scholes option-pricing valuation model. The ranges of assumptions for inputs shown in the table above for fiscal 2007 are as follows:

• The expected volatility is based on a combination of the historical volatility of the comparable companies’ stock over the contractual life of the options.

•

The Company uses historical data to estimate employee termination behavior. The expected life of options granted is derived from SAB 107 and represents the period of time the options are expected to be outstanding.

• The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for periods within the contractual life of the option.

• The expected dividend yield is based on the Company’s current dividend yield as the best estimate of projected dividend yield for periods within the contractual life of the option.

Income taxes

The Company follows Statement of Financial Accounting Standards No. 109 “Accounting for Income Taxes” (“SFAS No. 109”), which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are based on the differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance to the extent management concludes it is more likely than not that the assets will not be realized. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statements of operations in the period that includes the enactment date.

Net loss per common share

Net loss per common share is computed pursuant to Statement of Financial Accounting Standards No. 128 “Earnings Per Share” (“SFAS No. 128”).  Basic loss per common share is computed by taking net loss divided by the weighted average number of common shares outstanding for the period.  Diluted loss per common share is computed by dividing net loss by the weighted average number of shares of common stock and potentially outstanding shares of common stock during each period to reflect the potential dilution that could occur from common shares issuable through stock options, which excludes 10,000 shares, 10,000 shares and 426 shares of stock options for the fiscal years ended March 31, 2007, 2006 and 2005, respectively. These potential shares of common stock were not included as they were anti-dilutive.

Recently Issued Accounting Pronouncements under U.S. GAAP

On June 5, 2003, the United States Securities and Exchange Commission (“SEC”) adopted final rules under Section 404 of the Sarbanes-Oxley Act of 2002 (“Section 404”), as amended by SEC Release No. 33-8760 on December 15, 2006. Commencing with its annual report for the fiscal year ending March 31, 2008, the Company will be required to include a report of management on our internal control over financial reporting. The internal control report must include a statement

•	of management ’ s responsibility for establishing and maintaining adequate internal control over our financial reporting;

•	of management ’ s assessment of the effectiveness of our internal control over financial reporting as of year end; and

•	of the framework used by management to evaluate the effectiveness of our internal control over financial reporting.

Furthermore, in the following fiscal year, it is required to file the auditor’s attestation report separately on our internal control over financial reporting on whether it believes that we have maintained, in all material respects, effective internal control over financial reporting.

In July 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation Number 48 “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken in a tax return. The Company must determine whether it is “more-likely-than-not” that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Once it is determined that a position meets the more-likely-than-not recognition threshold, the position is measured to determine the amount of benefit to recognize in the financial statements. FIN 48 applies to all tax positions related to income taxes subject to FASB Statement No. 109 “Accounting for Income Taxes”. The interpretation clearly scopes out income tax positions related to FASB Statement No. 5 “Accounting for Contingencies”. The Company does not anticipate that the adoption of this statement will have a material effect on the Company’s financial condition and results of operations.

On September 15, 2006, the FASB issued FASB Statement No. 157 “Fair Value Measurements” (“SFAS No. 157”).  SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements.  SFAS No. 157 is effective as of the beginning of the first fiscal year beginning after November 15, 2007.  The Company does not anticipate that the adoption of this statement will have a material effect on the Company’s financial condition and results of operations.

In September 2006, FASB issued FASB Statement No. 158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No 87, 88, 106 and 132(R)” (“SFAS No. 158”).  SFAS No. 158 requires the recognition of the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in the statement of financial position and the recognition of changes in that funded status in the year in which the changes occur through comprehensive income. SFAS No. 158 also requires the measurement of the funded status of a plan as of the date of the year-end statement of financial position. SFAS No. 158 is effective as of the end of the fiscal year ending after December 15, 2006 for an employer with publicly traded equity securities. The Company does not anticipate that the adoption of this statement will have a material effect on the Company’s financial condition and results of operations since the Company does not have any defined benefit or other postretirement plans.

On February 15, 2007, the FASB issued FASB Statement No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities: Including an amendment of FASB Statement No. 115” (“SFAS No. 159”). SFAS No. 159 permits all entities to elect to measure many financial instruments and certain other items at fair value with changes in fair value reported in earnings. SFAS No. 159 is effective as of the beginning of the first fiscal year that begins after November 15, 2007, with earlier adoption permitted. The Company does not anticipate that the adoption of this statement will have a material effect on the Company’s financial condition and results of operations.

Management does not believe that any other recently issued, but not yet effective accounting pronouncements, if adopted, would have a material effect on the accompanying consolidated financial statements.

B.

Liquidity and Capital Resources

Our historical operations and growth have been financed by cash generated from operations, from bank loans, from the proceeds of sales of our common stock and from loans from Mr. Chihiro Tsuyuki, our Chief Executive Officer, a stockholder and director and EFC Co., Ltd., a stockholder, and an affiliate controlled by Mr. Tsuyuki.

As of March 31, 2007 and March 31, 2006, we had ¥10,008 thousand and ¥47,413 thousand, respectively, in cash and cash equivalents. Our working capital deficiency and total stockholders’ equity (deficit) on those dates were ¥52,786 thousand and ¥176,038 thousand, ¥24,172 thousand and ¥(87,526) thousand, respectively.

Our working capital needs are for the funding of operations and the repayment of debt. We expended cash at approximately ¥228,301 thousand per month through October 31, 2007.  We anticipate that our cash expenditures from November 1, 2007 through March 31, 2008, inclusive of indebtedness repayment and interest thereon, will decrease to an average ¥92,804 thousand per month for the reasons set forth below.

During the fiscal year ended March 31, 2005, we raised funds through a loan in the amount of ¥16,000 thousand and long-term debt of ¥118,000 from EFC Co., Ltd., a loan of ¥280,000 thousand from Chihiro Tsuyuki, and ¥300,000 thousand from other non-financial institutions. Of the ¥118,000 thousand long-term debt that we borrowed from EFC, ¥84,400 thousand was converted into 8,440 shares of our common stock at ¥10,000 per share. Of the ¥280,000 thousand that we borrowed from Mr. Tsuyuki, we converted ¥280,000 thousand into 28,000 shares of our common stock at ¥10,000 per share. In addition, we repaid ¥83,173 thousand long-term debt due EFC, ¥230,000 thousand loans due non-financial institutions, and ¥50,000 thousand note payable due a financial institution, and ¥22,660 thousand long-term debt due financial institutions.

During the fiscal year ended March 31, 2006, we raised funds through loans in the amount of ¥346,800 thousand from EFC Co., Ltd. and ¥80,000 thousand from other non-financial institutions. Of the ¥346,800 thousand that we borrowed from EFC, ¥40,000 thousand was converted into 4,000 shares of our common stock at ¥10,000 per share on April 12, 2005 and ¥116,000 thousand was converted into 2,320 shares of our common stock at ¥50,000 per share on March 10, 2006, respectively. In addition, we repaid ¥122,000 thousand loans due EFC, ¥130,000 thousand loans due non-bank entities, and ¥22,660 thousand long-term debt due financial institutions.

During the fiscal year ended March 31, 2007, we raised funds through loans in the amount of ¥315,400 thousand from EFC Co., Ltd. and ¥300,000 thousand from other non-financial institutions. Of the ¥315,400 thousand that we borrowed from EFC, ¥250,000 thousand was converted into 5,000 shares of our common stock at ¥50,000 per share. On April 28, 2006, the Company received, from Mizuho Corporate Bank (“Mizuho”), notification of transfer of note payable to Mizuho of ¥240,000 thousand, bearing interest of 4.00% per annum, along with delinquency charges incurred of ¥25,223 thousand, to SevenSeas Asset Management Co. Ltd. On July 24, 2006, Mr. Tsuyuki acquired this note from SevenSeas Asset Management Co. Ltd., an unrelated finance company. On July 31, 2006, Mr. Tsuyuki, forgave ¥212,223 thousand reducing the balance to ¥53,000 thousand due July 30, 2008. On March 30, 2007, Mr. Tsuyuki converted ¥50,000 thousand of the note to 1,000 shares of the Company’s common stock at ¥50,000 per share thus further reducing the balance to ¥3,000 thousand. The Company repaid ¥117,896 thousand loans due EFC, ¥25,223 thousand long-term debt due Mr. Tsuyuki, ¥220,000 thousand loans non-bank entities, and ¥22,180 thousand long-term debt due financial institutions.

We had minimal capital expenditures in each of the three fiscal years ended March 31, 2007 and we do not anticipate the need for any significant capital expenditures or major research and development expenditures during the next 12 months.

Our working capital needs for the fiscal year ending March 31, 2008 are to sustain and grow our operations and to repay our outstanding indebtedness and interest thereon.

We anticipate that we will have to repay an aggregate of ¥140,304 thousand of indebtedness during the fiscal year ending March 31, 2008. We also expect a significant increase in sales and marketing expenditures related to our new ECOSS Solutions M3 Blog product, in order to gain acceptance in the blog systems market.

As reflected in the accompanying financial statements, which are included elsewhere in this amended registration statement, the Company had an accumulated deficit of ¥2,127,784 thousand and a working capital deficiency of ¥52,786 thousand at March 31, 2007 and had a net loss from operations and cash used in operations of ¥405,790 thousand and ¥277,979 thousand for the fiscal year ended March 31, 2007, respectively. These conditions raise substantial doubt about our ability to continue as a going concern.

To remedy this situation, we have taken or intend to take the following actions:

•

seek marketing partners outside of Japan, with particular emphasis upon finding such partners in the United States, Canada, India, China and Thailand;

•

launching a broad marketing program for our DPT (disaster-proof telecommunication) solution both in Japan and in neighboring countries in East Asia;

•

reducing our software development costs by strict process control;

•

periodically evaluating and, if appropriate, reducing the size of our workforce and/or office facilities to levels consistent with our then scale of operations.

We intend to supplement our cash flows through fundraising activities. We are negotiating with several venture capital firms and brokerage companies to raise a total of ¥500,000 thousand in equity financing. The amounts raised, if any, will be used to defray our operations expense. We can give no assurance as to the outcome of our fundraising efforts.

In the context of the foregoing, we have reviewed our cash commitments and our general working capital requirements. We believe that our anticipated revenues from operations, loan availability from bank and non-bank sources, conversion of debt to equity and sale of our common stock will be sufficient to enable us to sustain our current level of operations for the next 12 months.

C.

Research and Development, Patents and Licenses, etc.

See the information in Item 4.B., “Business Overview — Research and Development.”

D.

Trend Information

Reference is made to the information contained in Item 5.B., “Operating and Financial Review and Prospects – Liquidity and Capital Resources.”

Due to the intensely competitive nature and volatility of the information technology industry in Japan, we are unable to provide insights into sales trends.

E.

Off-Balance Sheet Arrangements

On January 1, 2004, the Company guaranteed a financial institution a capital lease in the amount of ¥6,105 thousand on behalf of Mr. Tsuyuki, maturing on December 1, 2008. The remaining balance of the guarantee was ¥2,492 thousand at March 31, 2007.

F.

Tabular Disclosure of Contractual Obligations

The following table shows our contractual payment obligations under our agreements as of March 31, 2007:

		Payments Due By Period
		Less than			More than
	Total	1 year	1-3 years	3-5 years	5 years
Contractual obligations:
Loans payable (1)(4)	¥100,000	100,000	-	-	-
Loans payable – related parties (1)(4)	32,304	32,304	-	-	-
Long-term debt (1)(3)	5,000	5,000	-	-	-
Long-term debt – related parties (1)(4)	3,000	-	3,000	-	-
Capital lease obligations (2)(4)	2,634	2,295	339	-	-
Operating lease obligations (1)(4)	45,159	26,758	18,401	-	-
Purchase obligations	-	-	-	-	-

Total	¥188,097	166,357	21,740	-	-

(1)

Unsecured

(2)

Secured

(3)

Guaranteed

(4)

Not guaranteed

G.

Safe Harbor

Not applicable.

Item 6. Directors, Senior Management and Employees

A.

Directors and Senior Management

The following table provides information about our directors, executive officers and corporate statutory auditor as of September 30, 2007:

		Current term as Director or Statutory Auditor	Initial date of appointment as executive officer, director or statutory	Shares of common stock owned
Name	Position	expires	auditor	Number		Percentage
Chihiro Tsuyuki	President, Chief Executive Officer, Chief Financial Officer and Director	June 2008	1996	45,866	(1)(2)	58.03%

Shingo Sugimoto	Chief Technology Officer	-	2005	114	(4)	0.14%
Akihiro Mabuchi	Director	June 2008	2002	31	(3)	0.04%
Masao Tejima	Director	June 2008	2001	31	(3)	0.04%
Jun Izuha	Statutory Auditor	June 2008	2003	61	(5)	0.08%
Officers, directors and statutory auditor as a group (five persons)				46,103		58.34%

•

(1) Includes shares owned by an entity controlled by Mr. Tsuyuki.

•

(2) Includes 1,000 shares issuable upon exercise of options.

•

(3) Represents shares issuable upon exercise of options.

•

(4) Includes 78 shares issuable upon exercise of options.

•

(5) Includes 31 shares issuable upon exercise of options.

We did not have employment agreements with any of our executive officers, each of whom continues to serve as such until his resignation or his replacement or removal by our board of directors, with the exception of Mr. Sugimoto.

Chihiro Tsuyuki has been our President and Chief Executive Officer since he founded our company in 1996. Prior to founding the Company, Mr. Tsuyuki was the General Manager of Network Business Division and a director of Active Information Service Co., Ltd. and General Manager of Systems Business Division of Alpha Japan Co., Ltd.

Shingo Sugimoto joined ECOSS in 1997 and became group leader for its Windows Development department in 2000. In 2003, he was promoted to Department Manager of the development department, and in 2005 became our Chief Technology Officer.

Akihiro Mabuchi also is a director of Keel Networks, Inc. and Bell-X, Inc. Mr. Mabuchi is, and for at least the past five years has been the President and chief executive officer of Anchor Technology, Inc.

Masao Tejima was the founder and has served as the President of T&T Corporation, Macromedea for more than the past five years. Prior thereto, and from 2000, he was a director of Shockwave.com.

Jun Izuha is the President and Chief Executive Officer of Athena & Partners Ltd. since 2005. From 2001 through 2005, Mr. Izuha was the Chief Financial Officer and Director of Athena & Partners Ltd. From 1987 through 2001, Mr. Izuha was Financial General Manager, President, Support Manager and Director of Technical Support Department of Microsoft Co., Ltd.

B.

Compensation

For the fiscal year ended March 31, 2007, the aggregate compensation we paid or accrued for all of our executive officers, directors and statutory auditor was approximately ¥23,300 thousand. Presently, our executive officers, directors and statutory auditor are not entitled to pension, retirement or similar benefits. For a description of our stock option and warrant issuances to directors and employees, see Item 6.E.

C.

Board Practices

Board resolutions. Our Articles of Incorporation provide that a resolution of the board of directors is to be approved by the affirmative vote of a majority of the directors present at a meeting of the board of directors at which a majority of all directors are present.

There is no provision in our Articles of Incorporation as to a director’s authority to vote on a proposal, arrangement or contract in which the director is materially interested, but the Corporation Law of Japan, and our Regulations of the Board of Directors provide that such a director is required to refrain from voting on such matters at the board of directors’ meetings.

A meeting of the board of directors is to be convened and chaired by the president. Should the president be unable to so act, the vice president or a managing director shall convene and chair such meeting in his/her place in the order predetermined by our Regulations of the Board of Directors.

The notice of convocation of a meeting of the board of directors shall be given to each director and corporate auditor at least three (3) days prior to the day set for such meeting, provided that this period may be shortened in extraordinary circumstances.

In accordance with the Corporation Law of Japan, we hold an annual meeting of shareholders within three months after the end of each fiscal year. Also, in accordance with the Corporation Law of Japan, we distribute to shareholders, prior to the annual shareholders’ meeting, copies of a report of business operations, together with our audited financial statements prepared in accordance with Japanese GAAP in Japanese. As a reporting company under the Securities Exchange Act of 1934, we will be required to prepare financial statements in accordance with U.S. GAAP for inclusion in our annual report on Form 20-F, which annual report is required to be filed within six months after the end of each fiscal year.

Japan’s Corporation Law has no independence requirement with respect to directors. The task of overseeing management and accounting firms is entrusted to a statutory auditor, who is separate and independent from our management. Currently, we have one statutory auditor.

In accordance with the Corporation Law, under our Articles of Incorporation no quorum is required for the adoption of resolutions at a general meeting of shareholders. This approach is consistent with generally accepted business practices of publicly-held companies in Japan.

In those instances where the Corporation Law requires us to seek shareholder approval of various matters, a quorum of one-third of our then outstanding capital shares is a prerequisite to a vote of shareholders.

As is standard practice in Japan, we do not have an audit or a compensation committee. We do not have service contracts with any member of our board of directors and neither we nor any member of our subsidiaries provides benefits to any member of our board of directors upon termination of employment.

D.

Employees

The information required by this Item is in Item 4.B.

E.

Share Ownership

Mr. Tsuyuki, our President, Chief Executive Officer, Chief Financial Officer and Director, holds options to acquire 1,000 of our ordinary shares, exercisable at ¥10,000 per share, which will expire on March 7, 2015. Mr. Sugimoto, our Chief Technology Officer, held options to acquire 78 of our ordinary shares, and Messrs. Mabuchi and Tejima, who are directors of the company, held options to acquire 31 of our ordinary shares. Mr. Izuha, who is a corporate statutory auditor of the company, holds options to acquire 61 of our ordinary shares, all upon like terms as Mr. Tsuyuki.  Options to acquire an aggregate of 876 of our ordinary shares are held by 22 of our employees, also on like terms as Mr. Tsuyuki. These options were granted on March 8, 2006. Options may not be exercised until March 9, 2008.

Except as set forth in the immediately preceding paragraph and, with respect to our senior management and directors, as set forth in Item 6.A, and with the exception of 1 employee holding less than a 1% of shares in the company, none of our employees own any of our ordinary shares or other securities.

Item 7. Major Shareholders and Related Party Transactions

A.

Major Shareholders

The following table shows as of the date stated below information regarding beneficial ownership of our common stock by each shareholder known by us to own beneficially more than 5% of our common stock and all directors and executive officers as a group. We are not required by Japanese law to disclose beneficial ownership of our common stock.

	Shares of common stock beneficially owned as of September 30, 2007
	Number	Percentage
Chihiro Tsuyuki	33,807	(1) (1)(7)	42.80%
EFC Co., Ltd.	12,059	(2)(7)	15.23%
Shingo Sugimoto	114	(4)(7)	0.14%
Akihiro Mabuchi	31	(3)(7)	0.04%
Masao Tejima	31	(3)(7)	0.04%
Jun Izuha	61	(5)(7)	0.08%
SEM Ltd.	8,000	(6)	10.13%

Directors, statutory auditor and executive officers as a group (five persons)	46,103	(7)	58.33%

•

 (1) Includes 1,000 shares issuable upon exercise of stock options.

•

(2) EFC Co., Ltd. is an entity that is controlled by Mr. Tsuyuki.

•

(3) Represents shares issuable upon exercise of options.

•

 (4) Includes 78 shares issuable upon exercise of options.

•

(5) Includes 31 shares issuable upon exercise of options.

•

(6) Includes 8,000 shares issuable upon exercise of stock options. These options may be exercised at any time.

•

(7) Directors, statutory auditor and executive officers.

Our major shareholders have the same voting rights as other shareholders of our common stock. We are not controlled directly or indirectly by any other entity and are not aware of any arrangement to effect a change in control of us.

According to our stockholders’ register, as of September 30, 2007 there were 408 record-holders of our common stock, none of which were U.S. shareholders.

B.

Related Party Transactions

Chihiro Tsuyuki, our president, chief executive officer, chief financial officer and principal shareholder

Chihiro Tsuyuki, our president, chief executive officer and principal shareholder, loaned us an aggregate of ¥280,000 thousand during our fiscal year ended March 31, 2005 at an average interest rate of 3.00% per annum. Mr. Tsuyuki converted ¥180,000 thousand of these loans on August 31, 2004 and ¥100,000 thousand on February 21, 2005 of these loans to 18,000 shares and 10,000 shares, of our common stock at ¥10,000 per share, respectively.

On July 24, 2006, Mr. Tsuyuki acquired our promissory note in the principal amount of ¥240,000 thousand, bearing interest thereon at the rate of 4% per annum, as well as delinquency charges of ¥25,223 thousand, from an unrelated finance company, such institution having acquired this note by assignment on April 28, 2006 from Mizuho Corporate Bank. On July 31, 2006, Mr. Chihiro Tsuyuki, relieved ¥212,223 thousand of his newly-acquired claims to the Company thus reducing the balance to ¥53,000 thousand due July 30, 2008. This extinguishment of debt was recorded as other income – forgiveness of debt in the statutory books of the Company. The accompanying financial statements reflect necessary adjustments to reflect the forgiveness of debt from the stockholder as additional paid-in capital, and not other income, to present the financials in conformity with U.S. GAAP. On March 30, 2007, Mr. Tsuyuki converted ¥50,000 thousand of the note to 1,000 shares of our common stock at ¥50,000 per share thus further reducing the balance to ¥3,000 thousand due July 30, 2008.

EFC Co., Ltd., an affiliate of Mr. Tsuyuki

As of April 1, 2004, Ecoss had an aggregate of ¥49,573 thousand loans payable to EFC Co., Ltd. (“EFC”), an affiliate of Mr. Tsuyuki. EFC loaned us ¥134,000 thousand, ¥346,800, and ¥315,400 thousand during each of the three fiscal years ended March 31, 2007 at an average interest rate of 3.00% per annum, respectively. Ecoss repaid ¥83,173 thousand, ¥122,000, and ¥117,896 thousand and EFC converted ¥84,400 thousand, ¥156,000 (¥40,000 thousand in April 2005 and ¥116,000 thousand in March 2006), and ¥250,000 thousand (on March 30, 2007) of these loans to 8,440 shares, 6,320 shares and 5,000 shares of our common stock at ¥10,000 per share, ¥10,000 per share and ¥50,000 per share during each of the three fiscal years ended March 31, 2007, respectively. . The remaining balance of loans payable to EFC was ¥84,800 thousand and ¥32,304 thousand at March 31, 2007 and 2006, respectively.

Affiliates of the members of the Board of Directors

(a)

The Company provided certain content development and production services for the benefit of mobile carriers to BroadBand Tower, Inc. (“BroadBand”), an entity owned by Hiroki Owada, a stockholder of the Company. During the fiscal years ended March 31, 2007, 2006 and 2005, the Company earned ¥0, ¥7,447 thousand and ¥11,467 thousand relating to the services rendered representing less than 1.0% of the Company’s net sales, respectively.

(b)

T&T Co., Ltd. (“T&T”), an entity owned by Masao Tejima, an outside director of the Company, provided certain consulting services to the Company. During the fiscal years ended March 31, 2007, 2006 and 2005, the Company paid T&T ¥2,400 thousand per year for the consulting services rendered, respectively.

(c)

Athena & Partners Co., Ltd. (“Athena”), an entity owned by Jun Izuha, the stockholder and statutory auditor of the Company since April 26, 2004, provided certain consulting services to the Company. During the fiscal years ended March 31, 2007, 2006 and 2005, the Company paid Athena ¥1,200 thousand, ¥1,200 thousand, and ¥2,100 thousand for the services rendered, respectively.

Except as described above and as disclosed in the accompanying financial statements Note 26 Subsequent Events included elsewhere in this registration statement, since March 31, 2007, there has been no transaction with or loan between us and

•

any enterprise that directly or indirectly controls, is controlled by, or is in common control with us;

•

any director, officer, statutory auditor, associate or family member of any of the preceding or any enterprise over which such person directly or indirectly is able to exercise significant influence;

•

any individual shareholder directly or indirectly having significant influence over us or a family member of such individual or any enterprise over which such person directly or indirectly is able to exercise significant influence, or their respective family members or enterprises over which they exercise significant influence;

•

or any unconsolidated enterprise in which we have a significant influence or which has a significant influence over us.

On or about June 30, 2007, Yoshinori Maruyama resigned as our Chief Operating Officer.

On or about June 30, 2007, Tomoaki Sakurai resigned as our Director.

On or about October 31, 2007, Shingo Sugimoto resigned as our Chief Technology Officer.

C.

Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

A.

Consolidated Statements and Other Financial Information

Financial Statements

The financial statements required by this item begin on page F-1.

Legal or Arbitration Proceedings

The information on legal or arbitration proceedings required by this item is in Item 4.B.

 Dividend Policy

Due to the fact that the Company has experienced recurring losses for the past three fiscal years and has an accumulated deficit, we are accordingly unable to legally make, and currently have no plans for, dividend distributions.

B.

Significant Changes

Except as otherwise disclosed in this amended registration statement on Form 20-F/A, there has been no significant change in our financial condition since March 31, 2007, the date of our last audited financial statements.

Item 9. The Offer and Listing

A.

Offer and Listing Details

There is no public market, nor has there ever been a public market, for our common stock.

B.

Plan of Distribution

Not applicable.

C.

Markets

Our common stock is not registered for trading on any exchange.

D.

Selling Shareholders

Not applicable.

E.

Dilution

Not applicable.

F.

Expenses of the issue

Not applicable.

Item 10. Additional Information

A.

Share Capital

Our authorized capital consists of 150,000 shares of common stock, with no par value.

During each of the three fiscal years in the period ended March 31, 2007, we issued shares of our common stock to our president, Chihiro Tsuyuki, and to EFC, his affiliate, as follows:

Name	Date of Issuance	Number of Shares (1)	Purchase Price per Share (1)
EFC	May 27, 2004	2,000	¥10,000
EFC	September 2, 2004	6,440	¥10,000
Chihiro Tsuyuki	September 2, 2004	18,000	¥10,000
Chihiro Tsuyuki	February 21, 2005	10,000	¥10,000
EFC	April 12, 2005	4,000	¥10,000
EFC	March 10, 2006	2,320	¥50,000
Chihiro Tsuyuki	March 30, 2007	1,000	¥50,000
EFC	March 30, 2007	5,000	¥50,000

_________

(1) All share issuances reflect conversion of then outstanding loans.

During our first fiscal quarter after effectiveness of this Registration Statement, we anticipate declaring and effectuating a 100-for-1 stock distribution.

B.

Memorandum and Articles of Association

Objects and Purposes in Our Articles of Incorporation

Our Articles of Incorporation states our objects and purposes as follows:

•

Planning, production, sale and maintenance of computer software;

•

Sale and maintenance of computer hardware;

•

Management consulting business

•

Various information providing services

•

Domestic telecommunication business, international communication business, and cable broadcasting business pursuant to the Telecommunications Business Act;

•

Catalog mail order sales;

•

Publishing business;

•

Advertising business;

•

Planning, production, and sale of various broadcasting programs

•

Production and sale of records, video, and compact discs

•

Online network use and maintenance of credit cards

•

Solicitation and subscription of credit card members and member stores

•

All businesses incidental or relating to each of the above items.

Provisions Regarding Our Directors

While there is no provision in our Articles of Incorporation as to a director’s power to vote on a proposal, arrangement or contract in which the director is materially interested, our Regulations of the Board of Directors provides that such director is required to refrain from voting on such matters at directors’ meetings.

The Corporation Law of Japan provides that compensation for directors is determined at a general meeting of shareholders of a company. Within the upper limit approved by the shareholders’ meeting, the board of directors will determine the amount of compensation for each director. The board of directors may, by its resolution, leave such decision to the president’s discretion.

The Corporation Law of Japan affords directors a limited exemption from liability in the absence of their willful misconduct or gross negligence.

The Corporation Law of Japan provides that a significant loan from a third party by a company should be approved by the board of directors. Our regulations of the board of directors have adopted this policy.

There is no mandatory retirement age for directors under the Corporation Law of Japan or our Articles of Incorporation.

There is no requirement concerning the number of shares one individual must hold in order to qualify him or her as a director under the Corporation Law of Japan or our Articles of Incorporation.

Rights of Shareholders of our Common Stock

We have issued only one class of shares, our common stock. Rights that holders of shares of our common stock have under the Corporation Law of Japan and our Articles of Incorporation include:

•

the right to receive dividends when the payment of dividends has been approved at a shareholders’ meeting, with this right lapsing three full years after the due date for payment;

•

the right to receive interim dividends, with this right lapsing three full years after the due date for payment;

•

the right to vote at a shareholders’ meeting (cumulative voting is not allowed under the Articles);

•

the right to receive surplus in the event of liquidation; and

•

the right, under certain circumstances, to require us to purchase shares when a shareholder opposes (i) the transfer of all or a material part of the business, (ii) an amendment of the Articles to establish a restriction on share transfer, (iii) a share exchange or share transfer to establish a holding company, (iv) split of the company or (v) merger, all of which, subject to certain exceptions, must be approved by a two-thirds affirmative vote of the voting rights of the shareholders at a shareholders’ meeting at which shareholders having not less than one-third of the total number of voting rights held by all shareholders are in attendance.

A shareholder is generally entitled to one vote per share at a shareholders’ meeting. In general, under the Corporation Law of Japan and our Articles of Incorporation, a shareholders’ meeting may adopt a resolution by a majority of the voting rights represented at the meeting. The Corporation Law of Japan and our Articles of Incorporation require a quorum for the election of directors and statutory auditors of not less than one-third of the total number of voting rights held by all shareholders. A corporate shareholder, having more than one-quarter of its voting rights directly or indirectly held by us, does not have voting rights. We have no voting rights with respect to our own common stock. Shareholders may exercise their voting rights through proxies provided that those proxies are also shareholders who have voting rights. Our board of directors may authorize our shareholders to cast their votes in writing. Our board of directors may also authorize our shareholders to cast their votes by electronic means.

The Corporation Law of Japan requires a quorum of the majority of voting rights and approval of two-thirds of the voting rights present at a shareholders’ meeting to authorize material corporate actions. As permitted by the Corporation Law of Japan, our Articles of Incorporation contains a provision that, subject to certain exceptions, requires a quorum of not less than one-third of the total number of voting rights for consideration and approval of special resolutions for material corporate actions, such as:

•

a reduction of stated capital;

•

amendment of our Articles of Incorporation (except those amendments that the board of directors are authorized to make under the Corporation Law of Japan );

•

the removal of a corporate auditor;

•

establishment of a 100% parent-subsidiary relationship through a share exchange or share transfer requiring shareholders’ approval;

•

a dissolution, merger or consolidation requiring shareholders’ approval;

•

a company split requiring shareholders’ approval;

•

a transfer of the whole or an important part of our business;

•

the taking over of the whole of the business of any other corporation requiring shareholders’ approval; and

•

issuance of new shares at an especially favorable price, or issuance of stock acquisition rights, or bonds with stock acquisition rights, with especially favorable conditions.

The Corporation Law of Japan provides additional specific rights for shareholders owning a substantial number of voting rights.

Shareholders holding more than one sixth or more of the total number of the voting rights of all shareholders have the right, under certain circumstances, to oppose:

•

short-form share transfer (Kan-i Kabushiki Kokan);

•

short-form company split into an existing company (Kan-i Kyushu Bunkatsu); and

•

short-form merger (Kan-i Gappei).

Shareholders holding 10% or more of the total number of voting rights of all shareholders have the right to apply to a court of competent jurisdiction, or competent court, for:

•

dissolution; and

•

commencement of reorganization proceedings as provided for in the Company Reorganization Law of Japan.

Shareholders who have held 3% or more of the total number of voting rights of all shareholders continuously for at least six months or more have the right to:

•

demand the convening of a general meeting of shareholders;

•

apply to a competent court for removal of a director or statutory auditor;

•

apply to a competent court for removal of a liquidator; and

•

apply to a competent court for an order to inspect our business and assets in a special liquidation proceeding.

Shareholders holding 3% or more of the total number of voting rights of all shareholders have the right to:

•

examine our accounting books and documents and make copies of them;

•

apply to a competent court for permission to examine accounting books and documents of a subsidiary and make copies of them; and

•

apply to a competent court for appointment of an inspector to inspect our operation or financial condition.

Shareholders who have held 1% or more of the total number of voting rights of all shareholders continuously for at least six months or more have the right to apply to a competent court for appointment of an inspector to review the correctness of the convocation and voting procedures of a general meeting of shareholders.

Shareholders who have held 1% or more of the total number of voting rights of all shareholders or 300 voting rights continuously for at least six months or more have the right to demand that certain matters be added to the agenda items at a general meeting of shareholders.

Shareholders who have held any number of shares for six months or more have the right to demand:

•

that we institute an action to enforce the liability of one of our directors or statutory auditors;

•

that we institute an action to recover from a recipient any benefit of a proprietary nature given in relation to exercising the right of a shareholder; and

•

that a director acting on our behalf cease an illegal or ultra vires action.

There is no provision under the Corporation Law of Japan or our Articles of Incorporation which forces shareholders to make additional contributions when requested by us.

Under the Corporation Law of Japan, in order to change the rights of stockholders which are stipulated and defined in our Articles of Incorporation, we must amend our Articles of Incorporation. Any such amendment must be approved by a special resolution of shareholders where two-thirds of shareholders vote at a shareholders’ meeting at which shareholders having not less than a majority (or one-third, if so provided in the Articles of Incorporation) of the voting rights held by all shareholders are in attendance.

Annual general meetings and extraordinary general meetings of shareholders are convened by a representative director based on a determination by our board of directors to convene such a meeting. A shareholder having held 3% or more of our total outstanding shares for six months or more is entitled to demand the board convene a shareholders’ meeting. Under our Articles of Incorporation, shareholders of record as of March 31 of each year have the right to attend the annual general meeting of our shareholders. In order to determine the shareholders entitled to attend extraordinary general meetings of our shareholders, we are required to give two weeks’ prior public notice of the setting of a record date. A convocation notice will be sent to these shareholders at least two weeks prior to the date of the shareholders’ meeting.

Comparison of Shareholders’ Rights under Japanese and Delaware Law

Set forth below is a summary of certain rights of a holder of shares of a corporation’s common stock under the Corporation Law of Japan (“CLJ”) and the Delaware General Corporation Law (“DGCL”).  This summary does not purport to be a complete statement of the provisions affecting, and differences between, the rights of Japanese and Delaware shareholders.  This summary is qualified in its entirety by reference to the CLJ and DGCL.

Size of the Board of Directors.  Under the CLJ, the number of directors of a corporation may be fixed in the articles of incorporation of a corporation, or a range may be established for the number of directors, with the board of directors given authority to fix the exact number of directors within such range.  Under Delaware law, the number of directors of a corporation, or the range of authorized directors, may be fixed or changed by the board of directors acting alone, by amendment to the corporation’s bylaws, unless the directors are not authorized to amend the bylaws or the number of directors is fixed in the articles of incorporation, in which cases shareholder approval is required.

Cumulative Voting.  Under the CLJ, unless otherwise prescribed in the articles of incorporation, when the purpose of a general meeting of shareholders is the election of two or more directors, shareholders are entitled to demand that the election of directors be made by cumulative voting.  Our articles of incorporation preclude cumulative voting.  Cumulative voting is not available under Delaware law unless specifically provided for in a corporation’s articles of incorporation.

Classified Board of Directors.  A classified board is one on which a certain number, but not all, of the directors are elected on a rotating basis each year.  Under the CLJ, directors generally are elected annually or every other year. Under Delaware law, directors generally are elected annually. Japanese and Delaware law permits, but does not require, a classified board of directors, with staggered terms under which one-half or one-third of the directors are elected for terms of two or three years, respectively.  This method of electing directors makes a change in the composition of the board of directors, and a potential change in control of a corporation, a lengthier and more difficult process.  Our articles of incorporation does not provide for a classified board of directors.

Written Consent of Shareholders.  Both Japanese and Delaware law provide that the shareholders of a corporation may take action by written consent without a meeting, unless the corporation’s charter documents provide otherwise.  Our articles of incorporation do not prohibit actions by written consent.

Power to Call Special Shareholders’ Meetings.  Under the CLJ, a special meeting of shareholders may be called by the board of directors, or the holders of shares entitled to cast not less than 3% of the votes at such meeting. Under Delaware law, a special meeting of shareholders may be called by the board of directors or by any other person authorized to do so in the articles of incorporation or the bylaws. Our articles of incorporation contain no special provisions that address the calling of extraordinary shareholder’s meetings.

Removal of Directors. Under the CLJ, a director may be removed at any time by shareholders’ resolution.  However, if removed for improper grounds, the removed director is entitled to seek compensation from the corporation for the damages suffered because of his or her removal.  A resolution of removal must be adopted by a majority vote (or a higher percentage of votes if required by the articles of incorporation) of the shareholders in attendance at a shareholders’ meeting attended by a majority (or more than one-third if so required by the articles of incorporation) of the shareholders eligible to vote. The removal of directors elected by cumulative voting under the CLJ must be made by a two-thirds majority vote (or the required rate of votes if a higher percentage of votes if required by the articles of incorporation) of the shareholders in attendance at a shareholders’ meeting attended by a majority (or more than one-third if so required by the articles of incorporation) of the shareholders eligible to vote.

Under Delaware law, a director of a corporation that does not have a classified board of directors or cumulative voting may be removed with or without cause with the approval of a majority of the outstanding shares entitled to vote.  In the case of a Delaware corporation having cumulative voting, if less than the entire board is to be removed, a director may not be removed without cause unless the number of shares voted against such removal would not be sufficient to elect the director under cumulative voting.  A director of a corporation with a classified board of directors may be removed only for cause, unless the articles of incorporation otherwise provides.

Our articles of incorporation contain no special rules addressing the removal of directors.

Filling Vacancies on the Board of Directors.  Under the CLJ, if a vacancy occurs on the board of directors or the number of directors falls below the number prescribed under the CLJ or articles of incorporation, the retiring or removed director retains the rights and obligations as a director until a newly elected director can be appointed.  Moreover, in such instances, when found necessary, under a petition from interested parties the courts may select a person to perform the duties of the director on a temporary basis.  Under Delaware law, vacancies and newly created directorships may be filled by a majority of the directors then in office, event though less than a quorum, unless otherwise provided in the articles of incorporation or bylaws and unless the articles of incorporation directs that a particular class is to elect such director, in which case any other directors elected by such class, or a sole remaining director, shall fill such vacancy.

Indemnification and Limitation of Liability.  Under the CLJ, in principle, the liability of officers, including directors, cannot be eliminated in the absence of the consent of all shareholders.  The CLJ, however, permits corporations to release, within certain limits, the amount of liabilities and damages that can be imposed on officers and directors if their actions were taken in good faith and without gross negligence by means of a shareholders’ Special Resolution.  Further, under the CLJ, an outside director’s liability for damages, if the outside director acts in good faith and is not grossly negligent, may be limited to an amount set in advance within the limits prescribed in the articles of incorporation by an agreement executed by and between the outside director and the company. Notwithstanding the foregoing, damages suffered by a corporation due to self-dealing transactions between a director and the corporation (limited, however, to direct transactions with the corporation), cannot be waived.

Delaware law permits corporations to adopt a provision in their articles of incorporation eliminating the liability of a director to the corporation or its shareholders for monetary damages for breach of the director’s fiduciary duty of care.

Delaware law also permits corporations to adopt a provision in their articles of incorporation eliminating the liability of directors to the fullest extent permissible under Delaware law, as such law exists currently or as it may be amended in the future.  Under Delaware law, such provision may not eliminate or limit director monetary liability for:

·Breaches of the director’s duty of loyalty to the corporation or its shareholders;

·Acts or omissions not in good faith or involving intentional misconduct or knowing violations of law;

·The payment of unlawful dividends or unlawful stock repurchases or redemptions; or

·Transactions in which the director received an improper personal benefit.

Such limitation of liability provision also may not limit a director’s liability for violation of, or otherwise relieve a corporation or its directors from the necessity of complying with, federal or state securities laws, or affect the availability of non-monetary remedies such as injunctive relief or rescission.

Delaware allows indemnification of expenses incurred in derivative or third-party actions without court approval.  Delaware law, generally, also permits indemnification of expenses incurred in the defense or settlement of a derivative or third-party action, provided there is a determination by a disinterested quorum of the directors, by independent legal counsel or by a majority vote of a quorum of the shareholders that the person seeking indemnification acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation. Without court approval, however, no indemnification may be made in respect of any derivative action in which such person is adjudged liable for negligence or misconduct in the performance of his or her duty to the corporation.  Delaware law requires indemnification of expenses when the individual being indemnified has successfully defended the action on the merits or otherwise.

Delaware law states that the indemnification provided by statute shall not be deemed exclusive of any other rights under any bylaw, agreement, vote of shareholders of disinterested directors of otherwise.

Our articles of incorporation authorize the execution of an agreement that limits an outside director’s liability.

Inspections of Shareholders List.  The CLJ expressly specifies a shareholder’s right to inspect the shareholders list.  A shareholder, by clarifying the grounds therefore, is entitled at anytime to request the inspection or certified copy of the shareholders list, and if such a request is made, the company must comply therewith unless said request has been made for an improper purpose.

Delaware law allows any shareholder to inspect the shareholders list for a purpose reasonably related to such person’s interest as a shareholders.  Delaware law does not provide for any such absolute right of inspection.

Amendment of Bylaws.  Under the CLJ, there are no special provisions addressing corporate bylaws other than those specified in the articles of incorporation. Under Delaware law, the bylaws may be amended only by the shareholders, unless the corporation’s articles of incorporation confer the power to amend the bylaws on the directors also.

The drafting of our bylaws is delegated to our board of directors by the articles of incorporation, and they may be revised or abolished by resolution (simple majority) of the board.

Interested Director Transactions.  Under both Japanese and Delaware law, contracts or transactions in which one or more of a corporation’s directors has an interest are not void or voidable because of such interest provided that conditions, such as obtaining the required approval and fulfilling the requirements of good faith and full disclosure, are met.  With exceptions, the conditions are similar under Japanese and Delaware law.

Shareholder Derivative Suits.  Under the CLJ, shareholders are entitled to request that a corporation initiate a suit seeking liability against directors who have violated or neglected their duties.  Shareholders who hold this right are:

·

In the case of a publicly listed company, shareholders who have continuously held the shares for six months;

·

In the case of non-listed companies, shareholders who are simply shareholders at that point in time.

A corporation that has received such a claim shall determine within 60 days thereafter whether or not it will initiate suit and must initiate such a suit unless its pursuit would result in unjust profits for the shareholder making the demand or a third party, or if doing so would cause damage to the corporation.  In addition, if a suit is not initiated within this timeframe, shareholders are entitled to initiate their own suits seeking liability.

Under Delaware law, a shareholder only may bring a derivative action on behalf of the corporation if the shareholder was a shareholder of the corporation at the time of the transaction in question or his or her stock thereafter devolved upon him or her by operation of law.

Appraisal Rights.  Under the CLJ, with respect to material modification of the articles of incorporation impacting shareholders’ rights, the transfer of all or a material portion of the corporation’s business, mergers, and other like acts, if a shareholder is opposed thereto, such shareholder, subject to a prior expression of opposition clarifying the number of shares voting in opposition thereto and other statutory requirements, shall be entitled to demand that the corporation purchase its shares at a fair price.  In the case of the transfer of all of a corporation’s business, if a resolution for the approval of the business transfer is adopted at the same shareholders’ meeting in which a resolution for a dissolution of the corporation is made, a shareholder shall not be entitled to exercise its right to demand the corporation purchase its shares.  In addition, the corporation shall not purchase shares in excess of its assets designated as distributable under the CLJ, and in some instances a shareholder shall not be entitled to exercise its right to demand the purchase of its shares.

Under Delaware law, a shareholder of a corporation participating in major corporate transactions may, under varying circumstances, be entitled to appraisal rights pursuant to which such shareholder may receive cash in the amount of the “fair value” of his or her shares, as determined by a court, in lieu of the consideration her or she would otherwise receive in the transaction.

Restrictions on Holders of our Common Stock

There is no restriction on non-resident or foreign shareholders on the holding of our shares or on the exercise of voting rights.

There is no provision in our articles of incorporation that would have the effect of delaying, deferring or preventing a change in control that would operate only with respect to a merger, acquisition or corporate restructuring involving us.

There is no provision in our articles of incorporation or other subordinated rules regarding the ownership threshold, above which shareholder ownership must be disclosed. Although a shareholder holding more than 5% of the shares in a public company in Japan is required to disclose such shareholding pursuant to the Securities Exchange Law of Japan, this is inapplicable to us as we are not a public company in Japan.

There is no provision in our Articles of Incorporation governing changes in the capital more stringent than is required by law.

Our Articles of Incorporation currently contain a provision which requires that our board of directors approve all transfers of our shares. We intend to submit a proposal to our shareholders to repeal this provision as soon as practicable after the effective date of this Registration Statement. As our President, Chihiro Tsuyuki, who, together with his affiliate, owns or controls 64.85% of our issued and outstanding shares, has indicated that he shall, and shall cause his affiliate to vote in favor of this proposal, its adoption is a virtual certainty.

Transfer Agent

The transfer agent for our common stock is Mitsubishi UFJ Trust and Banking Corporation, Tokyo, Japan. We intend to appoint an additional transfer agent for our common stock in the United States of America as soon as practicable after the effective date of this Registration Statement.

C.

Material Contracts

Other than contracts entered into in the ordinary course of business, we have not entered into any contracts which may be deemed material for the two years preceding the date of this registration statement..

D.

Exchange Controls

There are no laws, decrees, regulations or other legislation in Japan that affect either our ability to import or export capital for our use or our ability to pay dividends to non-resident holders of our securities.

E.

Taxation

Japanese Taxation

The following is a discussion summarizing material Japanese tax consequences to an owner of shares who is a non-resident of Japan or a non-Japanese corporation without a permanent establishment in Japan to which the relevant income is attributable. The statements regarding Japanese tax laws set forth below are based on the laws in force and as interpreted by the Japanese taxation authorities as at the date hereof. These statements are subject to changes in the applicable Japanese laws or double taxation conventions occurring after that date. This summary is not exhaustive of all possible tax considerations which may apply to a particular investor. Potential investors should satisfy themselves as to:

•

the overall tax consequences of the ownership and disposition of shares, including specifically the tax consequences under Japanese law,

•

the laws of the jurisdiction of which they are resident, and

•

any tax treaty between Japan and their country of residence, by consulting their own tax advisers.

Generally, a non-resident of Japan or a non-Japanese corporation is subject to Japanese withholding tax on dividends paid by Japanese corporations. Stock splits, except when treated as dividends in certain conditions, are not subject to Japanese income tax.

The Convention between the Government of Japan and the Government of the United States of America for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income (the “Treaty”) was newly signed on November 7, 2003 and the Treaty entered into force on March 30, 2004. Upon the Treaty coming into force, the Convention between Japan and the United States of America for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, signed on March 8, 1971 (the “Prior Treaty”) ceased to have effect. The Treaty reduces the maximum rate of Japanese withholding tax which may be imposed on dividends paid to a United States resident or corporation not having a “permanent establishment” in Japan. A “permanent establishment” in Japan is generally a fixed place of business for industrial or commercial activity in Japan. With respect to taxes withheld at source, the Treaty is applicable for amounts taxable on or after July 1, 2004. The other provisions of the Treaty are applicable to the fiscal year beginning on or after January 1, 2005.

Under the Treaty, the maximum withholding rate for most shareholders is limited to 10% of the gross amount actually distributed. However, the maximum rate is 5% of the gross amount actually distributed, if the recipient is a corporation that owns directly or indirectly, on the date on which entitlement to the dividends is determined, at least 10% of the voting shares of the paying corporation. Moreover, withholding tax on dividends is not imposed, if the recipient is

•

a corporation that has owned, directly or indirectly through one or more residents of either Japan or the U.S., more than 50% of the voting shares of the paying corporation for the period of twelve months ending on the date on which entitlement to the dividends is determined and which meets additional requirements, or

•

a pension fund, provided that such dividends are not derived from the carrying on of a business, directly or indirectly, by such pension fund.

The following table summarizes changes of the maximum withholding rate imposed on dividends by the Treaty:

The Prior Treaty		The Treaty
10% or more of the voting shares	10%	More than 50% of the voting shares	0%
		10% to 50% of the voting shares	5%
Others	15%	Others	10%

Unless an applicable tax treaty, convention or agreement reduces the maximum rate of withholding tax, the rate of Japanese withholding tax applicable to dividends paid by Japanese corporations to a non-resident or non-Japanese corporation is 20%. Japan has entered into income tax treaties, conventions or agreements, reducing the above-mentioned withholding tax rate for investors with a number of countries. These countries include, among others, Australia, Belgium, Canada, Denmark, Finland, France, Germany, Ireland, Italy, Luxembourg, the Netherlands, New Zealand, Norway, Singapore, Spain, Sweden, Switzerland, and the United Kingdom. The withholding tax rate is further reduced if investors and Ecoss have some capital relationship as provided for in an applicable tax treaty.

Non-resident holders who are entitled to a reduced rate of Japanese withholding tax if we were to pay dividends on our shares must submit the required form in advance to the relevant tax authority before payment of dividends. The required form is the Application Form for Income Tax Convention regarding Relief from Japanese Income Tax on Dividends. A standing proxy for non-resident holders may provide such application service. To claim the reduced rate, a non-resident holder of shares will be required to file proof of taxpayer status, residence and beneficial ownership, as applicable. The non-resident holder will also be required to provide information or documents clarifying its entitlement to the tax reduction as may be required by the depositary.

A non-resident holder of shares who does not submit an application in advance will be entitled to claim from the relevant Japanese tax authority a refund of withholding taxes withheld in excess of the rate of an applicable tax treaty.

Gains derived from the sale outside Japan of the shares by a non-resident of Japan or a non-Japanese corporation are in general not subject to Japanese income or corporation taxes. In addition, gains derived from the sale of shares within Japan by a non-resident of Japan or non-Japanese corporation not having a permanent establishment in Japan are in general not subject to Japanese income or corporation taxes. An individual who has acquired shares as a distributee, legatee or donee may have to pay Japanese inheritance and gift taxes at progressive rates.

We have paid or will pay any stamp, registration or similar tax imposed by Japan in connection with the issue of the shares, except that we will not pay any tax payable in connection with the transfer or sale of the shares by a holder thereof.

United States Taxation

The following discusses United States federal income tax consequences of the ownership of shares. It only applies to U.S. holders of shares, as defined below, who hold their shares as capital assets. It does not address special classes of holders, some of whom may be subject to other rules including:

•

tax-exempt entities,

•

life insurance companies,

•

dealers in securities,

•

traders in securities that elect to mark-to-market,

•

investors liable for alternative minimum tax,

•

investors that actually or constructively own 10% or more of our voting stock,

•

investors that hold shares as part of a straddle or a hedging or conversion transaction, or

•

investors whose functional currency is not the U.S. dollar.

This discussion is based on the tax laws of the United States, including the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations and administrative and judicial interpretations, as currently in effect, as well as on the Treaty. These laws are subject to change, possibly on a retroactive basis.

For purposes of this discussion, a “U.S. holder” is a beneficial owner of shares that is:

•

a citizen or resident of the United States,

•

a domestic corporation,

•

an estate whose income is subject to United States federal income tax regardless of its source, or

•

a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

This discussion addresses only United States federal income taxation. U.S. holders should consult their own tax advisors regarding the United States federal, state and local and other tax consequences of owning and disposing of shares.

The discussion under the headings “Taxation of Dividends” and “Taxation of Capital Gains” assumes that we will not be treated as a Passive Foreign Investment Company (PFIC) for U.S. federal income tax purposes. For a discussion of the rules that apply if we are treated as a PFIC, see the discussion under the heading “PFIC Rules” below.

Taxation of Dividends

Under the United States federal income tax laws, the gross amount of any dividend we pay out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) to a U.S. holder is subject to United States federal income taxation. Dividends paid to a non-corporate U.S. holder in taxable years beginning after December 31, 2002 and before January 1, 2009 that constitute qualified dividend income will be taxable to such holder at a maximum tax rate of 15% provided the shares are held for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements.

A U.S. holder must include any Japanese tax withheld from the dividend payment in this gross amount even though such holder does not in fact receive it. The dividend is taxable to the holder when it receives the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution that a U.S. holder must include in its income will be the U.S. dollar value of the Japanese yen payments made, determined at the spot Japanese yen/U.S. dollar rate on the date the dividend distribution is includable in such holder’s income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date a holder includes the dividend payment in income to the date the holder converts the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes.

Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a return of capital to the extent of the holder’s basis in the shares and thereafter as capital gain.

Subject to certain limitations, the Japanese tax withheld in accordance with the Treaty and paid over to Japan will be creditable against a holder’s United States federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% tax rate. To the extent a refund of the tax withheld is available to a U.S. holder under Japanese law or under the Treaty, the amount of tax withheld that is refundable will not be eligible for credit against such holder’s United States federal income tax liability.

Dividends constitute income from sources outside the United States, but dividends paid in taxable years beginning before January 1, 2007 generally will be “passive” or “financial services” income, and dividends paid in taxable years beginning after December 31, 2006 will, depending on a holder’s circumstances, be “passive” or “general” income which, in either case, is treated separately from other types of income for purposes of computing the foreign tax credit allowable to such holder.

Taxation of Capital Gains

If a U.S. holder sells or otherwise disposes of its shares, such holder will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount that the holder realizes and its tax basis, determined in U.S. dollars, in its shares. Capital gain of a noncorporate U.S. holder that is recognized on or after May 6, 2003 and before January 1, 2009 is generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year.  Additionally, gain or loss will generally be from sources within the United States for foreign tax credit limitation purposes.

PFIC Rules

We do not believe that we will be treated as a PFIC for United States federal income tax purposes for our most recent taxable year. However, this conclusion is a factual determination made annually and thus may be subject to change.

In general, we will be a PFIC with respect to a U.S. holder if for any of our taxable years in which you held our shares:

•

at least 75% of our gross income for the taxable year is passive income, or

•

at least 50% of the value, determined on the basis of a quarterly average, of our assets is attributable to assets that produce or are held for the production of passive income.

Passive income generally includes dividends, interest, royalties, rents (other than certain rents and royalties derived in the active conduct of a trade or business), annuities and gains from assets that produce passive income. If a foreign corporation owns at least 25% by value of the stock of another corporation, the foreign corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation, and as receiving directly its proportionate share of the other corporation’s income.

If we are treated as a PFIC and a U.S. holder did not make a mark-to-market election, as described below, such holder will be subject to special rules with respect to:

•

any gain it realizes on the sale or other disposition of its shares and

•

any “excess distribution” that we make to such holder (generally, any distributions during a single taxable year that are greater than 125% of the average annual distributions received by such holder in respect of the shares during the three preceding taxable years or, if shorter, its holding period for the shares).

Under these rules:

•

the gain or excess distribution will be allocated ratably over such holder’s holding period for the shares,

•

the amount allocated to the taxable year in which such holder realized the gain or excess distribution will be taxed as ordinary income,

•

the amount allocated to each prior year, with certain exceptions, will be taxed at the highest tax rate in effect for that year, and

•

the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such year.

Special rules apply for calculating the amount of the foreign tax credit with respect to excess distributions by a PFIC.

If a U.S. holder’s shares are treated as stock of a PFIC, it may make a mark-to-market election. If such holder makes this election, it will not be subject to the PFIC rules described above. Instead, in general, such holder will include as ordinary income each year the excess, if any, of the fair market value of its shares at the end of the taxable year over its adjusted basis in such shares. These amounts of ordinary income will not be eligible for the favorable tax rates applicable to qualified dividend income or long-term capital gains. A. U.S. holder will also be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of its shares over their fair market value at the end of the taxable year or over their final sale or disposition prices, but only to the extent of the net amount of previously included income as a result of the mark-to-market election. Such holder’s basis in the shares will be adjusted to reflect any such income or loss amounts.

In addition, notwithstanding any election a U.S. holder makes with regard to the shares, dividends that it receives from us will not constitute qualified dividend income to such holder if we are a PFIC either in the taxable year of the distribution or the preceding taxable year. Dividends that a U.S. holder receives that do not constitute qualified dividend income are not eligible for taxation at the 15% maximum rate applicable to qualified dividend income. Instead, such holder must include the gross amount of any such dividend paid by us out of our accumulated earnings and profits (as determined for United States federal income tax purposes) in its gross income, and it will be subject to tax at rates applicable to ordinary income.

If a U.S. holder owns shares during any year that we are a PFIC, it must file Internal Revenue Service Form 8621.

F.

Dividends and Paying Agents

Not applicable.

G.

Statement by Experts

Not applicable.

H.

Documents on Display

As a foreign private issuer, we obtain relief from certain of the requirements imposed upon U.S. domestic issuers by the U.S. Securities and Exchange Commission. For example, we are not required to issue quarterly reports or proxy statements. We are allowed six months to issue annual reports instead of three, and we are not required to disclose executive compensation reports that are as detailed as U.S. domestic issuers. Our directors and officers are not required to report equity holdings under Section 16 of the Securities Exchange Act of 1934, as amended, although we do file reports under Section 13 of the Securities Exchange Act of 1934, as amended, if and when applicable. As a foreign private issuer, we are also exempt from the requirements of Regulation FD (Fair Disclosure) which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors, although we are still subject to the antifraud and anti-manipulation rules of the Securities and Exchange Commission, such as Rule 10b-5. In general, because various of the disclosure obligations on us as a foreign private issuer are less stringent than those required by other U.S. domestic reporting companies, our shareholders should not expect to receive an equivalent amount of disclosure from us as from other U.S. domestic reporting companies. We are however, in general, liable for violations of the rules and regulations of the Securities and Exchange Commission which do apply to us as a foreign private issuer, any of which violations could affect our business, results of operations and financial condition.

The Securities and Exchange Commission maintains a website at www.sec.gov that contains reports and other information regarding us and other registrants that file electronically with the Securities and Exchange Commission. You may read and copy any document we file with the Securities and Exchange Commission at the Securities and Exchange Commission’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of its public reference room. In addition, you may also inspect reports filed with the United States Securities and Exchange Commission and other information at our Tokyo offices, located at 2-3-5 Ohashi, Barbizon 41, 3F, Meguro-ku, Tokyo 153-0044, Japan. Some of this information may also be found on our website at http://www.ecoss.co.jp. This information is not incorporated by reference into this amended registration statement on Form 20-F/A.

I.

Subsidiary Information

We formed a wholly-owned subsidiary, Wish Technology Development Limited on August 23, 2007 in Hong Kong .

Item 11. Quantitative and Qualitative Disclosures about Market Risk

The Company utilizes interest rate swap contracts with a Japanese bank, resulting in a fixed interest rate of 1.155% per annum, with respect to its long-term debt bearing a floating interest rate maturing on March 15, 2007. The interest rate swap agreement expired on March 15, 2007 as the long-term debt bearing a floating interest rate has been fully paid by March 15, 2007.

Our involvement in financial assets and liabilities with market risk, other than derivatives, is limited to cash and cash equivalents, notes and accounts receivable, short-term borrowings, notes and accounts payable and long-term debts. At March 31, 2007, the carrying amounts of the Company’s financial assets and liabilities with market risk approximated their fair values, which were estimated based on the discounted amounts of future cash flows using our current incremental debt rates for similar liabilities.

Item 12. Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

Not applicable.

Item 16A.  Audit Committee Financial Expert

Not applicable.

Item 16B.  Code of Ethics

Not applicable.

Item 16C.  Principal Accountant Fees and Services

Not applicable.

Item 16D.  Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.  Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

PART III

Item 17. Financial Statements

See Financial Statements for Ecoss Inc. beginning on page F-1.

Item 18. Financial Statements

Not applicable.

Item 19. Exhibits.

1.1

Certificate of Incorporation, as amended (1)

1.2

Articles of Incorporation (1)

1.3

Regulations of the Board of Directors (1)

1.4

Regulations for Internal Audits (1)

1.5

Regulations for Handling Shares (1)

2.1

Specimen Common Stock Certificate (1)

2.2

Certificate of Share Subscription dated September 1, 2004 by EFC Co., Ltd. (2)

2.3

Certificate of Share Subscription dated September 1, 2004 by Chihiro Tsuyuki (2)

2.4

Certificate of Share Subscription dated February 21, 2005 by Chihiro Tsuyuki (2)

2.5

Certificate of Share Subscription dated March 8, 2006 by EFC Co., Ltd. (2)

2.6          Stocks Undertaking Agreement dated March 28, 2007 between ECOSS, Inc. and Chihiro Tsuyuki (4)

2.7          Stocks Undertaking Agreement dated March 28, 2007 between ECOSS, Inc. and EFC Co., Ltd. (4)

10.1

Business Trust Agreement dated January 7, 2002 between ECOSS, Inc. and T&T Co. Ltd. (2)

10.2

Loan Agreement dated April 5, 2004 between ECOSS, Inc. and EFC Co., Ltd. (2)

10.3

Loan Agreement dated April 8, 2004 between ECOSS, Inc. and EFC Co., Ltd. (2)

10.4

Consulting Agreement dated April 26, 2004 between ECOSS, Inc. and Athena & Partners Co. Ltd (2)

10.5

Loan Agreement dated April 30, 2004 between ECOSS, Inc. and EFC Co., Ltd. (2)

10.6

Loan Agreement dated May 21, 2004 between ECOSS, Inc. and EFC Co., Ltd. (2)

10.7

Loan Agreement dated August 30, 2004 between ECOSS, Inc. and Chihiro Tsuyuki (2)

10.8

Loan Agreement dated January 27, 2005 between ECOSS, Inc. and Chihiro Tsuyuki (2)

10.9

Loan Agreement dated March 16, 2005 between ECOSS, Inc. and EFC Co., Ltd. (2)

10.10

Loan Agreement dated March 30, 2005 between ECOSS, Inc. and EFC Co., Ltd. (2)

10.11

Loan Agreement dated April 4, 2005 between ECOSS, Inc. and EFC Co., Ltd. (2)

10.12

Loan Agreement dated April 8, 2005 between ECOSS, Inc. and EFC Co., Ltd. (2)

10.13

Loan Agreement dated April 28, 2005 between ECOSS, Inc. and EFC Co., Ltd. (2)

10.14

Loan Agreement dated May 10, 2005 between ECOSS, Inc. and EFC Co., Ltd. (2)

10.15

Loan Agreement dated May 31, 2005 between ECOSS, Inc. and EFC Co., Ltd. (2)

10.16

Loan Agreement dated June 20, 2005 between ECOSS, Inc. and EFC Co., Ltd. (2)

10.17

Loan Agreement dated June 23, 2005 between ECOSS, Inc. and EFC Co., Ltd. (2)

10.18

Loan Agreement dated July 28, 2005 between ECOSS, Inc. and EFC Co., Ltd. (2)

10.19

Loan Agreement dated August 17, 2005 between ECOSS, Inc. and EFC Co., Ltd. (2)

10.20

Loan Agreement dated October 20, 2005 between ECOSS, Inc. and EFC Co., Ltd. (2)

10.21

Loan Agreement dated November 15, 2005 between ECOSS, Inc. and EFC Co., Ltd. (2)

10.22

Loan Agreement dated November 16, 2005 between ECOSS, Inc. and EFC Co., Ltd. (2)

10.23

Loan Agreement dated November 29, 2005 between ECOSS, Inc. and EFC Co., Ltd. (2)

10.24

Loan Agreement dated December 22, 2005 between ECOSS, Inc. and EFC Co., Ltd. (2)

10.25

Loan Agreement dated January 6, 2006 between ECOSS, Inc. and EFC Co., Ltd. (2)

10.26

Loan Agreement dated January 30, 2006 between ECOSS, Inc. and EFC Co., Ltd. (2)

10.27

Loan Agreement dated February 1, 2006 between ECOSS, Inc. and EFC Co., Ltd. (2)

10.28

Loan Agreement dated March 17, 2006 between ECOSS, Inc. and EFC Co., Ltd. (2)

10.29

Loan Agreement dated March 30, 2006 between ECOSS, Inc. and EFC Co., Ltd. (2)

10.30      Loan Agreement dated May 31, 2006 between ECOSS, Inc. and EFC Co., Ltd. (4)

10.31      Loan Agreement dated June 14, 2006 between ECOSS, Inc. and EFC Co., Ltd. (4)

10.32      Loan Agreement dated July 6, 2006 between ECOSS, Inc. and EFC Co., Ltd. (4)

10.33      Loan Agreement dated August 15, 2006 between ECOSS, Inc. and EFC Co., Ltd. (4)

10.34      Debt Forgiveness Agreement dated July 31, 2006 between ECOSS, Inc. and Chihiro Tsuyuki (4)

10.35      Loan Agreement dated August 28, 2006 between ECOSS, Inc. and EFC Co., Ltd. (4)

10.36      Loan Agreement dated August 29, 2006 between ECOSS, Inc. and EFC Co., Ltd. (4)

10.37      Loan Agreement dated September 5, 2006 between ECOSS, Inc. and EFC Co., Ltd. (4)

10.38     Loan Agreement dated September 7, 2006 between ECOSS, Inc. and EFC Co., Ltd. (4)

10.39     Loan Agreement dated September 29, 2006 between ECOSS, Inc. and EFC Co., Ltd. (4)

10.40     Loan Agreement dated October 12, 2006 between ECOSS, Inc. and EFC Co., Ltd. (4)

10.41     Loan Agreement dated October 30, 2006 between ECOSS, Inc. and EFC Co., Ltd. (4)

10.42     Loan Agreement dated November 10, 2006 between ECOSS, Inc. and EFC Co., Ltd. (4)

10.43     Loan Agreement dated November 15, 2006 between ECOSS, Inc. and EFC Co., Ltd. (4)

10.44     Loan Agreement dated December 20, 2006 between ECOSS, Inc. and EFC Co., Ltd. (4)

10.45     Loan Agreement dated February 14, 2007 between ECOSS, Inc. and EFC Co., Ltd. (4)

10.46     Loan Agreement dated February 28, 2007 between ECOSS, Inc. and EFC Co., Ltd. (4)

10.47     Loan Agreement dated March 22, 2007 between ECOSS, Inc. and EFC Co., Ltd. (4)

10.48     Loan Agreement dated March 27, 2007 between ECOSS, Inc. and EFC Co., Ltd. (4)

10.49     Loan Agreement dated March 28, 2007 between ECOSS, Inc. and EFC Co., Ltd. (4)

10.50     Loan Agreement dated March 29, 2007 between ECOSS, Inc. and EFC Co., Ltd.(4)

10.51     Loan Agreement dated April 5, 2007 between ECOSS, Inc. and EFC Co., Ltd. (4)

10.52     Loan Agreement dated April 13, 2007 between ECOSS, Inc. and EFC Co., Ltd. (4)

10.53     Loan Agreement dated June 5, 2007 between ECOSS, Inc. and EFC Co., Ltd. (4)

10.54     Loan Agreement dated June 20, 2007 between ECOSS, Inc. and EFC Co., Ltd. (4)

10.55     Loan Agreement dated August 6, 2007 between ECOSS, Inc. and EFC Co., Ltd. (4)

10.56     Loan Agreement dated August 15, 2007 between ECOSS, Inc. and EFC Co., Ltd. (4)

10.57     Loan Agreement dated August 21, 2007 between ECOSS, Inc. and EFC Co., Ltd. (4)

10.58     Loan Agreement dated August 27, 2007 between ECOSS, Inc. and EFC Co., Ltd. (4)

10.59     Loan Agreement dated August 31, 2007 between ECOSS, Inc. and EFC Co., Ltd. (4)

10.60     Loan Agreement dated September 21, 2007 between ECOSS, Inc. and EFC Co., Ltd. (4)

10.61     Loan Agreement dated October 5, 2007 between ECOSS, Inc. and EFC Co., Ltd. (4)

10.62     Loan Agreement dated October 10, 2007 between ECOSS, Inc. and EFC Co., Ltd. (4)

10.63     Loan Agreement dated October 31, 2007 between ECOSS, Inc. and EFC Co., Ltd. (4)

16.1       Letter from KDA Audit Corporation (3)

___________

(1) Filed as exhibits to our Form 20-F filed with the Commission on September 29, 2006, and incorporated herein by reference.

(2) Filed as exhibits to our Form 20-FA, filed with the Commission on January 12, 2007, and incorporated herein by reference.

(3) Filed as an exhibit to our Report on Form 6-K, filed with the Commission on October 5, 2007, and incorporated herein by reference.

(4) Filed herewith.

We have not included as exhibits certain instruments with respect to our long-term debt. The amount of debt authorized under each long-term debt instrument does not exceed 10% of our total assets. We agree to furnish a copy of any long-term debt instrument to the Commission upon request.

ECOSS INC.

FINANCIAL STATEMENTS

INDEX TO FINANCIAL STATEMENTS

       Contents                                                                                                                                                                                              Page(s)

   Report of Independent Registered Public Accounting Firm                                                                                                                 F-2

   Balance Sheets at March 31, 2007 and 2006                                                                                                                                             F-3

   Statements of Operations for the fiscal years ended March 31, 2007, 2006 and 2005                                                                        F-4

   Statements of Stockholders' Equity (Deficit) for the fiscal years ended March 31, 2007, 2006 and 2005                                        F-5

   Statements of Cash Flows for the fiscal years ended March 31, 2007, 2006 and 2005                                                                       F-6

   Notes to the Financial Statements                                                                                                                                                     F-7 to F-38

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

ECOSS Inc.

Tokyo, Japan

We have audited the accompanying balance sheets of Ecoss Inc. (“ECOSS”, or the “Company”) as of March 31, 2007 and 2006, and the related statements of operations, shareholders’ equity (deficit) and cash flows for each of the three fiscal years in the period ended March 31, 2007, all expressed in Japanese yen. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2007 and 2006, and the results of its operations and cash flows for each of the three years in the period ended March 31, 2007, in conformity with accounting principles generally accepted in United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 4 to the financial statements, the Company had an accumulated deficit at March 31, 2007 and had incurred recurring losses from operations and a working capital deficiency for each of the three fiscal years in the period ended March 31, 2007. These factors raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 4. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/Li & Company, PC

Li & Company, PC

Skillman, New Jersey

December 27, 2007

ECOSS INC.

BALANCE SHEETS

(In thousands of Japanese Yen, except share data)

	March 31,
	2007	2006	2005
		(Restated)	(Restated)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	¥10,008	¥47,413	¥33,742
Accounts receivable, net	388,584	954,384	182,789
Prepayments and other current assets	276,800	610,662	42,511

Total Current Assets	675,392	1,612,459	259,042

PROPERTY AND EQUIPMENT, net	16,112	17,915	32,121

SOFTWARE DEVELOPMENT COSTS, net	26,252	39,297	33,189

TRADEMARK, net	492	577	663

SECURITY DEPOSITS	37,368	37,368	37,660

PREPAID LOAN GUARANTEE FEES, net	99	488	899

Total Assets	¥755,715	¥1,708,104	¥363,574

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
CURRENT LIABILITIES:
Loans payable	¥100,000	¥20,000	¥70,000
Loans payable - related parties	32,304	84,800	16,000
Note payable	-	240,000	250,000
Current maturities of long-term debt	5,000	22,680	22,660
Current maturities of capital lease obligations	2,269	2,269	13,885
Accounts payable	85,119	902,458	50,484
Refundable customer deposits	431,184	438,700	4,643
Interest swap	-	110	409
Taxes payable	950	2,313	2,480
Accrued expenses and other current liabilities	71,352	75,167	39,524

Total Current Liabilities	728,178	1,788,497	470,085

LONG-TERM DEBT, net of current maturities	-	4,500	27,180

LONG-TERM DEBT - RELATED PARTY, net of current maturities	3,000	-	-

CAPITAL LEASE OBLIGATIONS, net of current maturities	365	2,633	6,163

Total Liabilities	731,543	1,795,630	503,428

COMMITMENTS AND CONTENGENCIES

STOCKHOLDERS' EQUITY (DEFICIT):
Common stock, no par value: 150,000 shares authorized,
68,180 and 62,180 shares issued and outstanding as of March 31, 2007	1,355,200	1,205,200	1,127,200
and 2006, respectively
Additional paid-in capital	796,756	429,267	308,700
Accumulated deficit	(2,127,784)	(1,721,993)	(1,575,754)

Total Stockholders' Equity (Deficit)	24,172	(87,526)	(139,854)

Total Liabilities and Stockholders' Equity (Deficit)	¥755,715	¥1,708,104	¥363,574

See accompanying notes to the Financial Statements

ECOSS INC.

STATEMENTS OF OPERATIONS

(In thousands of Japanese Yen, except share and per share data)

	For the Fiscal Years Ended
	March 31,
	2007	2006	2005
		(Restated)	(Restated)
NET REVENUES
System intergrations	¥2,209,981	¥2,152,248	¥1,396,985
Software licenses	13,031	3,640	24,550
Royalties	-	4,498	4,781
Maintenance and support	8,265	10,637	19,306
Outsourcing services	21,272	177,282	136,710

Total net revenues	2,252,549	2,348,305	1,582,332

COST OF GOODS SOLD
System intergrations	2,246,173	1,950,911	1,296,289
Maintenance and support	1,344	1,272	3,918
Outsourcing services	20,802	137,023	15,508

Total cost of goods sold	2,268,319	2,089,206	1,315,715

GROSS PROFIT	(15,770)	259,099	266,617

OPERATING EXPENSES:
Research and development	58,947	49,688	71,833
Selling, general and administrative expenses	285,563	310,604	267,212
Impairment of software development costs	18,337	10,000	88,431

Total operating expenses	362,847	370,292	427,476

LOSS FROM OPERATIONS	(378,617)	(111,193)	(160,859)

OTHER INCOME (EXPENSE):
Interest expense, net	(7,904)	(34,358)	(18,838)
Realized holding losses from interest swap, net	(4)	(9)	(123)
Gain (loss) from disposal of property and equipment	-	3,299	-
Other income (expense)	(17,365)	(900)	506

Total other income (expense)	(25,273)	(31,968)	(18,455)

LOSS BEFORE INCOME TAXES	(403,890)	(143,161)	(179,314)

INCOME TAXES	1,900	3,078	3,140

NET LOSS	¥(405,790)	¥(146,239)	¥(182,454)

NET LOSS PER COMMON SHARE:
Basic	¥(6,524)	¥(2,443)	¥(5,039)
Diluted	¥(6,524)	¥(2,443)	¥(5,039)

Weighted average number of common shares outstanding:
Basic	62,197	59,861	36,209
Diluted	62,197	59,861	36,209

See accompanying notes to the Financial Statements

ECOSS INC.

STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)

FOR THE FISCAL YEARS ENDED MARCH 31, 2007, 2006 AND 2005

(In thousands of Japanese Yen, except share data)

	Common Stock, No Par Value		Additional	Accumulated	Total stockholders'
	Number of	Amount	Paid-in Capital	Deficit	Equity (Deficit)
	Shares	(Restated)	As Restated	(Restated)	(Restated)

Balance, April 1, 2004	19,420	¥945,000	¥126,500	¥(1,393,301)	¥(321,801)

Conversion of debt into common stock	36,440	182,200	182,200		364,400

Net loss				(182,454)	(182,454)

Stock issuance costs, net of tax				-	-

Less: Appropriation to legal reserve				-	-

Balance, March 31, 2005	55,860	1,127,200	308,700	(1,575,755)	(139,855)

Conversion of debt into common stock	6,320	78,000	78,000		156,000

Vested value of employee stock options	-	-	42,567		42,567

Net loss				(146,239)	(146,239)

Stock issuance costs, net of tax				-	-

Less: Appropriation to legal reserve				-	-

Balance, March 31, 2006	62,180	1,205,200	429,267	(1,721,994)	(87,527)

Conversion of debt into common stock	6,000	150,000	150,000		300,000

Vested value of employee stock options	-	-	5,266		5,266

Forgiveness of debt by a stockholder		-	212,223		212,223

Net loss				(405,790)	(405,790)

Less: Appropriation to legal reserve				-	-

Balance, March 31, 2007	68,180	¥1,355,200	¥796,756	¥(2,127,784)	¥24,172

See accompanying notes to the Financial Statements

ECOSS INC.

STATEMENTS OF CASH FLOWS

(In thousands of Japanese Yen)

	For the Fiscal Years Ended
	March 31,
	2007	2006	2005
		(Restated)	(Restated)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	¥(405,790)	¥(146,239)	¥(182,454)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization	5,467	15,463	17,787
Amortization of capitalized software development costs and
trademark	28,834	19,943	3.463
Provision for (reduction in) doubtful accounts	1,670	5,716	(15,650)
Stock based compensation	5,266	42,567	-
Impairment of software development costs	18,337	10,000	88,431
Loss from sale of property and equipment	-	(3,299)	-
Changes in operating assets and liabilities:
Accounts receivable	564,130	(777,311)	437,176
Inventories	-	-	-
Prepayments and other current assets	333,862	(568,151)	32,414
Security deposits	-	292	-
Prepaid loan guarantee fees	389	411	411
Accounts payable	(817,339)	851,974	(523,846)
Refundable customer deposits	(7,516)	434,057	(871)
Interest swap	(110)	(299)	(366)
Taxes payable	(1,363)	(167)	(3,900)
Accrued expenses and other current liabilities	(3,816)	35,643	(13,657)
NET CASH USED IN OPERATING ACTIVITIES	(277,979)	(79,400)	(161,062)

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sale of time deposits	-	-	20,000
Purchases of property, plant and equipment	(3,664)	(24,352)	(2,444)
Proceeds from disposal of property and equipment		26,394	-
Payment for capitalized software development costs	(34,041)	(29,876)	(122,864)
NET CASH USED IN INVESTING ACTIVITIES	(37,705)	(27,834)	(105,308)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from loans payable	300,000	80,000	130,000
Repayment of loans payable	(220,000)	(130,000)	(78,000)
Proceeds from loans payable - related parties	315,400	346,800	526,000
Repayment of loans payable - related parties	(117,896)	(122,000)	(230,000)
Proceeds from note payable	-	(10,000)	-
Repayment of note payable	-		(50,000)
Repayment of long-term debt	(22,180)	(22,660)	(22,660)
Proceeds from long-term debt - related parties	-	-	118,000
Repayment of long-term debt - related parties	25,223		(83,173)
Payments of principal under capital lease obligations	(2,268)	(21,235)	(16,603)
NET CASH PROVIDED BY FINANCING ACTIVITIES	278,279	120,905	293,564

NET INCREASE(DECREASE) IN CASH	(37,405)	13,671	27,194

Cash and cash equivalents at beginning of year	47,413	33,742	6,548

Cash and cash equpvalents at end of year	¥10,008	¥47,413	¥33,742

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest paid	¥7,911	¥34,358	¥18,846
Taxes paid	¥1,900	¥3,078	¥3,140

NON-CASH INVESTING AND FINANCING ACTIVITIES:
Equipment acquired with capital leases obligations	¥-	¥-	¥-
Conversion of debt into common stock	¥300,000	¥156,000	¥364,400
Forgiveness of debt by a stockholder	¥212,223	¥-	¥-

See accompanying notes to the Financial Statements

ECOSS Inc.

Notes to the Financial Statements

March 31, 2007 and 2006

(In thousands of Japanese Yen, except share and per share data)

Note 1 – Organization and operations

Ecoss Inc. (“ECOSS” or the “Company”) was incorporated in June 1996 as a joint stock corporation (“kabushiki kaisha”) under the Corporation Law of Japan. ECOSS primarily engages in the development, production and sale of software, system integration or development of software, and consulting services, for electronic commerce and web solution. The Company derives all of its revenues from clients operating in Japan.

Note 2 – Basis of presentation and summary of significant accounting policies

Basis of presentation

The Company’s financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

This basis of accounting differs in certain material respects from that used for the preparation of the books of account of the Company prepared in accordance with the accounting principles and the relevant financial regulations applicable to joint stock corporations established in Japan (“Japan GAAP”), the accounting standards used in the place of their domicile. The accompanying financial statements reflect necessary adjustments not recorded in the statutory books of account of the Company to present them in conformity with U.S. GAAP.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reporting amounts of revenues and expenses during the reported period. Significant estimates include the estimated useful lives of property and equipment, software development costs and trademark. Actual results could differ from those estimates.

Reclassifications

Certain amounts in the prior period financial statements have been reclassified to conform to the current period presentation. These reclassifications had no effect on reported losses.

Cash equivalents

The Company considers all highly liquid investments with maturities of three months or less at the time of purchase to be cash equivalents.

Accounts receivable

Trade accounts receivable are recorded at the invoiced amount, net of allowances for doubtful accounts and sales returns. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable. The Company determines the allowance for doubtful accounts based on a combination of factors, including aging analysis, macroeconomic conditions, significant one-time events, and historical experience. An additional reserve for individual accounts is recorded when the Company becomes aware of a customer’s inability to meet its financial obligations, such as in the case of bankruptcy filings. If circumstances related to customers change, estimates of the recoverability of receivables would be further adjusted. When all collection options are exhausted including legal recourse, the accounts or portions thereof are deemed to be uncollectible and charged against the allowance.

Property and equipment

Property and equipment are recorded at cost.  Assets acquired under capital leases are recorded at the lower of the net present value of the minimum lease payments or the fair value of the leased asset at the inception of the lease. Expenditures for major additions and betterments are capitalized.  Maintenance and repairs are charged to general and administrative expenses as incurred. Depreciation of property and equipment is computed primarily on an accelerated method, except for certain assets which are depreciated on the straight-line method (after taking into account their respective estimated residual values) over the assets estimated useful lives ranging from three (3) years to 15 years. Leasehold improvements, if any, are amortized on a straight-line basis over the lease period or the estimated useful life, whichever is shorter. Upon sale or retirement of property and equipment, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in operations.

Leases

Lease agreements are evaluated to determine whether they are capital leases or operating leases in accordance with Statement of Financial Accounting Standards No. 13 “Accounting for Leases”, as amended (“SFAS No. 13”). When substantially all of the risks and benefits of property ownership have been transferred to the Company, as determined by the test criteria in SFAS No. 13, the lease then qualifies as a capital lease.

Capital lease assets are depreciated on an accelerated method, over the capital lease assets estimated useful lives consistent with the Company’s normal depreciation policy for tangible fixed assets, but generally not exceeding the lease term. Interest charges are expensed over the period of the lease in relation to the carrying value of the capital lease obligation.

Rent expense for operating leases, which may include free rent or fixed escalation amounts in addition to minimum lease payments, is recognized on a straight-line basis over the duration of each lease term.

Research and development and capitalized software development costs

Computer software to be sold or licensed

The Company follows Statement of Financial Accounting Standards No. 86 “Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed” (“SFAS No. 86”) for the costs of computer software to be sold or licensed. SFAS No. 86 requires research and development costs incurred in the process of software development before establishment of technological feasibility being expensed as incurred and capitalization of software development costs incurred subsequent to establishment of technological feasibility and prior to the availability of the product for general release to customers.  Systematic amortization of capitalized software development costs begins when a product is available for general release to customers and is computed on a product-by-product basis at a rate not less than the straight-line basis over the product’s remaining estimated economic life ranging from four months to two years. Upon becoming fully amortized or being charged off if fully impaired, the related cost and accumulated amortization are removed from the accounts.

Internal Use Software Development Costs

The Company has adopted the provisions of the AICPA Statement of Position No. 98-1 “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use” (“SOP 98-1”) for software developed for internal use. SOP 98-1 requires the capitalization of certain external and internal computer software costs incurred during the application development stage. The application development stage is characterized by software design and configuration activities, coding, testing and installation. Training costs and maintenance are expensed as incurred, while upgrades and enhancements are capitalized if it is probable that such expenditures will result in additional functionality. Capitalized software development costs for internal use begins when the software is available for internal use and is amortized on a straight-line basis over software’s estimated useful life ranging from one to three years. Upon becoming fully amortized or being charged off as impaired, the related cost and accumulated amortization are removed from the accounts.

Trademark

All costs incurred in connection with trademark applications are capitalized when incurred. Trademark application costs are generally legal costs. Trademark is amortized over its expected useful life of 10 years once the trademark is granted or is expensed if the trademark application is rejected. The costs of defending and maintaining trademarks are expensed as incurred. The Company capitalized ¥855 in trademark application costs for the period from June 27, 2000, when the Company filed the “ECOSS” trademark application (Application No.: 2000-071364) through January 10, 2003, when the “ECOSS” trademark was granted (Certificate of Trademark Registration No.: 4633720) by the Japan Patent Office.

Prepaid loan guarantee fees

Loan guarantee fees incurred in connection with obtaining the long-term debt are capitalized as prepaid loan guarantee fees when incurred. Prepaid loan guarantee fees are amortized over the term of the loan of five (5) years.

Impairment of long-lived assets

The Company follows Statement of Financial Accounting Standards No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS No. 144”) for its long-lived assets. The Company’s long-lived assets, which include property and equipment, capitalized software development costs and trademark, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

The Company assesses the recoverability of its long-lived assets by comparing the projected undiscounted net cash flows associated with the related long-lived asset or group of long-lived assets over their remaining estimated useful lives against their respective carrying amounts. Impairment, if any, is based on the excess of the carrying amount over the fair value of those long-lived assets. Fair value is generally determined using the long-lived asset’s expected future discounted cash flows or market value, if readily determinable. If long-lived assets are determined to be recoverable, but the newly determined remaining estimated useful lives are shorter than originally estimated, the net book value of the long-lived assets is depreciated over the newly determined remaining estimated useful lives. The Company determined that there were ¥18,337, ¥10,000 and ¥65,903 of impairment charges on capitalized software development costs for software to be sold or licensed, and ¥0, ¥0 and ¥22,528 of impairment charges on capitalized software development costs for software developed for internal use based on management’s evaluation for the fiscal years ended March 31, 2007, 2006 and 2005, respectively.

Refundable customer deposits

Refundable customer deposits were received in connection with orders of products or services to be delivered in future periods, all of which were fully or partially refundable depending upon whether customization of products or services has begun if so required.

Fair value of financial instruments

The Company follows Statement of Financial Accounting Standards No. 107 “Disclosures about Fair Value of Financial Instruments” (“SFAS No. 107”) for its financial instruments. The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties.  The carrying amounts of financial assets and liabilities, such as cash and cash equivalent, accounts receivable, prepayments, loans payable, notes payable, capital lease obligations, accounts payable, refundable customer deposits, accrued expenses and other current liabilities, approximate their fair values because of the short maturity of these instruments and market rates of interest.

Derivatives

The Company accounts for derivatives in accordance with Statement of Financial Accounting Standards No. 133 “Accounting for Derivative Instruments and Hedging Activities” (“SFAS No. 133”) and the related interpretations. SFAS No. 133, as amended, requires companies to recognize all derivative instruments as either assets or liabilities in the balance sheet at fair value. The accounting for changes in the fair value of a derivative instrument depends on: (i) whether the derivative has been designated and qualifies as part of a hedging relationship, and (ii) the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument based upon the exposure being hedged as either a fair value hedge, cash flow hedge or hedge of a net investment in a foreign operation. At March 31, 2007, the Company had not entered into any transactions which were considered hedges under SFAS No. 133.

The Company employs interest rate swaps to convert floating interest rates to fixed interest rates. The Company does not use derivatives for speculation or trading purposes. Changes in the fair value of derivatives are recorded each period in current earnings or through other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and the type of hedge transaction. The ineffective portion of all hedges is recognized in current earnings.

Revenue recognition

The Company’s revenues are derived principally from system integration, software licenses, royalties, maintenance and support, and related services. The Company follows the guidance of the Securities and Exchange Commission’s Staff Accounting Bulletin 104 (“SAB No. 104”) for revenue recognition. The Company recognizes revenue when it is realized or realizable and earned less estimated future returns. The Company considers revenue realized or realizable and earned when it has persuasive evidence of an arrangement that the product has been shipped or the services have been rendered to the customer, the sales price is fixed or determinable, and collectibility is reasonably assured. In addition to the aforementioned general policy, the following are the specific revenue recognition policies for each category of revenue:

System integrations – Systems integration services include project planning, system design, custom applications development, and network development, as well as the sales of hardware related to systems integration. Revenue from system integration sales is recognized when the related hardware is delivered to the customer, system integration is installed, a “Certificate of Acceptance” is received from the client, and there are either no unfulfilled Company obligations or obligations that will not affect the customer's final acceptance of the arrangement. Any cost of these obligations is accrued when the corresponding revenue is recognized. The Company follows the Financial Accounting Standards Board Emerging Issues Task Force Issue No. 99-19 “Reporting Revenue Gross as a Principal versus Net as an Agent”  (“EITF Issue No. 99-19”) for revenue recognition to report revenue gross as a principal for its system integration services sine the Company (1) acts as principal contractor in the transaction, (2) takes title to the products, (3) has risks and rewards of ownership, such as the risk of loss for collection, delivery, or returns, and (4) does not act as an agent or broker (including performing services, in substance, as an agent or broker) with compensation on a commission or fee basis on any of its system integration projects.

Software licenses – Software licenses range from Web application development tools, to E-commerce software, and blog systems. Development tool licenses, include both annual licenses sold on a per-user basis, and one-time software licenses offered on a per CPU basis. The Company follows the American Institute of Certified Public Accountants Statement of Position 97-2 “Software Revenue Recognition”, as amended (“SOP 97-2”) for software licenses revenue recognition. The Company recognizes revenue when it has persuasive evidence of an arrangement that the product has been shipped or the services have been rendered to the customer, the sales price is fixed or determinable, and collectibility is reasonably assured since substantially all of its arrangements do not require significant production, modification, or customization of software. In general, a product is considered delivered upon receipt of a “Certificate of Acceptance” from the client. Revenue from delivered elements of one-time charge licensed software is recognized at the inception of the license term, provided the Company has vendor-specific objective evidence of the fair value of each delivered element.  Revenue is deferred for undelivered elements. The Company recognizes revenue from the sale of software licenses, when persuasive evidence of an arrangement exists, the software has been delivered, the fee is fixed and determinable, and collection of the resulting receivable is reasonably assured.  Delivery generally occurs when the software package is delivered to a common carrier or is being downloaded and software license agreements have been electronically signed. The Company assesses collection based on a number of factors, including past transaction history with the customer and the creditworthiness of the customer.  The Company does not request collateral from customers.  If the Company determines that collection of a fee is not reasonably assured, the Company defers the fee and recognizes revenue at the time collection becomes reasonably assured, which is generally upon receipt of cash.  Revenue from monthly software licenses is recognized on a subscription basis.

Royalties – The Company has royalty contracts with certain clients, under which the Company receives royalty payments as a percentage of net revenues generated by the clients, ranging from 6% to 32%. Royalty is calculated on either a monthly basis or a quarterly basis depending upon the royalty contracts, and a royalty report detailing net revenues generated by the client during the reporting period and applicable royalty rate as well as royalty payment is due 30 days after the last day of the reporting period. The Company recognizes revenues upon receipts of the royalty report. If the Company determines that collection of a fee is not reasonably assured, the Company defers the fee and recognizes revenue at the time collection becomes reasonably assured, which is generally upon receipt of cash.

Maintenance and support – The Company offers maintenance and support services in connection with its products on an annual basis.  The annual maintenance and support service is required in connection with the purchase of certain products. The Company provides maintenance and support services on an incident basis for products that do not have annual support and maintenance requirements. The persuasive evidence of an arrangement is obtained via the execution of a Service Agreement between the Company and the customer.  Initial set-up fees are recognized upon completion of service. Revenue from time and service contracts is recognized as the services are provided.

Outsourcing services – Revenue from outsourcing services is recognized as the services are provided. The outsourcing service is considered provided when the source code is delivered to and “Certificate of Acceptance” is received from the customer, and there are either no unfulfilled Company obligations or any obligations that will affect the customer's final acceptance of the arrangement. Any cost of these obligations is accrued when the corresponding revenue is recognized. The Company follows EITF Issue No. 99-19 for revenue recognition to report revenue gross for its outsourcing services sine the Company (1) acts as principal in the transaction, (2) takes title to the products, (3) has risks and rewards of ownership, such as the risk of loss for collection, delivery, or returns, and (4) does not act as an agent or broker (including performing services, in substance, as an agent or broker) with compensation on a commission or fee basis on any of its outsourcing projects.

For those sales that include multiple deliverables, the Company allocates revenue based on the relative fair values of the individual components as determined in accordance with the Financial Accounting Standards Board Emerging Issues Task Force Issue No. 00-21 “Revenue Arrangements with Multiple Deliverables” (“EITF Issue No. 00-21”). When more than one element, such as hardware and services, are contained in a single arrangement, the Company allocates revenue between the elements based on each element’s relative fair value, provided that each element meets the criteria for treatment as a separate unit of accounting. An item is considered a separate unit of accounting if it has value to the customer on a standalone basis and there is objective and reliable evidence of the fair value of the undelivered items. Fair value is generally determined based upon the price charged when the element is sold separately. In the absence of fair value for a delivered element, the Company allocates revenue first to the fair value of the undelivered elements and allocates the residual revenue to the delivered elements. In the absence of fair value for an undelivered element, the arrangement is accounted for as a single unit of accounting, resulting in a deferral of revenue recognition for the delivered elements until all undelivered elements have been fulfilled.

The Company sells certain software products with free upgrade rights when the upgrade is available, known as  post-contract customer support (PCS), and accounts for these transactions in accordance with the American Institute of Certified Public Accountants Statement of Position 97-2 “Software Revenue Recognition,” as amended (“SOP 97-2”). The Company recognizes revenue from software products when the following fundamental criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred, (iii) the price to the customer is fixed or determinable and (iv) collection of the resulting accounts receivable is probable. Revenue is allocated to each element based upon vendor-specific objective evidence (VSOE) of the fair value of the element. VSOE of the fair value is based upon the price charged when the element is sold separately. Revenue allocated to each element is then recognized when the basic revenue recognition criteria are met for each element. If the Company is unable to determine VSOE of fair value for PCS, the entire amount of revenue from the arrangement is deferred until the earlier of the point at which (a) such sufficient vendor- specific objective evidence does exist or (b) all elements of the arrangement have been delivered.

Amounts billed or payments received in advance of revenue recognition are deferred until the recognition criteria are met.

Stock-based compensation

Prior to January 1, 2006, the Company accounted for its stock based compensation under the recognition and measurement principles of Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees,” and related interpretations (“APB Opinion No. 25”), the disclosure-only provisions of Statement of Financial Accounting Standards No. 123 “Accounting for Stock-Based Compensation” (“SFAS No. 123”) and the disclosures required by Statement of Financial Accounting Standards No. 148 “Accounting for Stock-Based Compensation-Transition and Disclosure” (“SFAS No. 148”). In accordance with APB Opinion No. 25, no stock-based compensation cost was reflected in the Company’s prior years net loss for grants of stock options to employees because the Company granted stock options with an exercise price equal to the market value of the stock on the date of grant.

Had the Company used the fair value based accounting method for stock compensation expense prescribed by SFAS Nos. 123 and 148 for the fiscal year ended March 31, 2005, the Company’s net loss and net loss per common share would have been increased to the pro-forma amounts illustrated as follows:

Fiscal Year Ended March 31, 2005
In thousands of Japanese Yen

Net loss, as reported (Restated)	¥(182,454)

Stock based compensation cost included in the determination of net loss as reported	-

Stock based compensation cost determined under the fair value method	2,243

Pro forma net loss	(184,697)

Net loss per common share:
Basic and diluted – as reported (Restated)	¥(5,039)
Basic and diluted – pro forma	¥(5,101)

Weighted average number of common shares outstanding:
Basic and diluted	36,209

Effective January 1, 2006, the Company adopted the fair value recognition provisions of Statement of Financial Accounting Standards No. 123 (revised 2004) “Share-Based Payment” (“SFAS No. 123R”) using the modified prospective method. Under this method, compensation cost in the last fiscal quarter of 2006 includes the portion vesting in the period for (1) all share-based payments granted prior to, but not vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123 and (2) all share-based payments granted subsequent to January 1, 2006, based on the grant date fair value estimated in accordance with the revised provisions of SFAS No. 123R. The fair value of each option grant estimated on the date of grant uses the Black-Scholes option-pricing model with the following weighted-average assumptions:

	Fiscal Year Ended March 31
	2007	2006

Risk-free interest rate	1.195%	1.195%
Dividend yield	0.00%	0.00%
Expected volatility	54.624%	54.624%
Expected option life (year)	7.9	8.9

The expected life of the options has been determined using the simplified method as prescribed in SEC Staff Accounting Bulletin No. 107 (“SAB 107”). Results of prior periods do not reflect any restated amounts and the Company had no cumulative effect adjustment upon adoption of SFAS No. 123R under the modified prospective method. The Company’s policy is to recognize compensation cost for awards with only service conditions and a graded vesting schedule on a straight-line basis over the requisite service period for the entire award. Additionally, the Company’s policy is to issue new shares of common stock to satisfy stock option exercises.

The adoption of SFAS No. 123R increased the Company’s reported operating loss and net loss by ¥5,266 and ¥42,567 for the fiscal years ended March 31, 2007 and 2006, respectively. The expense is classified as selling, general and administrative expense on the statement of operations.

The fair value of each option award is estimated on the date of grant using a Black-Scholes option-pricing valuation model. The ranges of assumptions for inputs shown in the table above for 2007 are as follows:

• The expected volatility is based on a combination of the historical volatility of the comparable companies’ stock over the contractual life of the options.

•

The Company uses historical data to estimate employee termination behavior. The expected life of options granted is derived from SAB 107 and represents the period of time the options are expected to be outstanding.

• The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for periods within the contractual life of the option.

• The expected dividend yield is based on the Company’s current dividend yield as the best estimate of projected dividend yield for periods within the contractual life of the option.

Income taxes

The Company follows Statement of Financial Accounting Standards No. 109 “Accounting for Income Taxes” (“SFAS No. 109”), which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are based on the differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance to the extent management concludes it is more likely than not that the assets will not be realized. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statements of operations in the period that includes the enactment date.

Advertising costs

Advertising costs are expensed as incurred.  The Company incurred ¥10,597, ¥7,160 and ¥1,004 of advertising cost for the fiscal years ended March 31, 2007, 2006 and 2005, respectively.

Net loss per common share

Net loss per common share is computed pursuant to Statement of Financial Accounting Standards No. 128 “Earnings Per Share” (“SFAS No. 128”).  Basic loss per common share is computed by taking net loss divided by the weighted average number of common shares outstanding for the period.  Diluted loss per common share is computed by dividing net loss by the weighted average number of shares of common stock and potentially outstanding shares of common stock during each period to reflect the potential dilution that could occur from common shares issuable through stock options, which excludes 10,000, 10,000 and 426 shares of stock options for the fiscal years ended March 31, 2007, 2006 and 2005, respectively. These potential shares of common stock were not included as they were anti-dilutive.

Segment reporting

The Company follows Statement of Financial Accounting Standards No. 131 “Disclosures about Segments of an Enterprise and Related Information” (“SFAS No. 131”). SFAS No. 131 requires that a company report financial and descriptive information about its reportable operating segments. Operating segments are components of an enterprise for which separate financial information is available and is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company's chief operating decision maker currently evaluates the Company's operations from a number of different operational perspectives including but not limited to a client by client basis. The Company derives its revenues from a single reportable operating segment of system integration, software licenses, maintenance and support and outsourcing services, for electronic commerce and web solution. Accordingly, the Company does not report more than one segment; nevertheless, management evaluates, at least quarterly, whether the Company continues to have one single reportable segment.

Commitments and contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

Recently issued accounting pronouncements

On June 5, 2003, the United States Securities and Exchange Commission (“SEC”) adopted final rules under Section 404 of the Sarbanes-Oxley Act of 2002 (“Section 404”), as amended by SEC Release No. 33-8760 on December 15, 2006. Commencing with its annual report for the fiscal year ending March 31, 2008, the Company will be required to include a report of management on its internal control over financial reporting. The internal control report must include a statement

•	Of management’s responsibility for establishing and maintaining adequate internal control over our financial reporting;

•	Of management’s assessment of the effectiveness of its internal control over financial reporting as of year end; and

•	Of the framework used by management to evaluate the effectiveness of its internal control over financial reporting.

Furthermore, in the following fiscal year, it is required to file the auditor’s attestation report separately on the Company’s internal control over financial reporting on whether it believes that the Company has maintained, in all material respects, effective internal control over financial reporting.

In July 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation Number 48 “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken in a tax return. The Company must determine whether it is “more-likely-than-not” that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Once it is determined that a position meets the more-likely-than-not recognition threshold, the position is measured to determine the amount of benefit to recognize in the financial statements. FIN 48 applies to all tax positions related to income taxes subject to SFAS No. 109 “Accounting for Income Taxes”. The interpretation clearly scopes out income tax positions related to FASB Statement No. 5 “Accounting for Contingencies” (“SFAS No. 5”). The Company does not anticipate that the adoption of this statement will have a material effect on the Company’s financial condition and results of operations.

On September 15, 2006, the FASB issued FASB Statement No. 157 “Fair Value Measurements” (“SFAS No. 157”).  SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements.  SFAS No. 157 is effective as of the beginning of the first fiscal year beginning after November 15, 2007.  The Company does not anticipate that the adoption of this statement will have a material effect on the Company’s financial condition and results of operations.

On September 15, 2006, FASB issued FASB Statement No. 158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No 87, 88, 106 and 132(R)” (“SFAS No. 158”).  SFAS No. 158 requires the recognition of the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in the statement of financial position and the recognition of changes in that funded status in the year in which the changes occur through comprehensive income. SFAS No. 158 also requires the measurement of the funded status of a plan as of the date of the year-end statement of financial position. SFAS No. 158 is effective as of the end of the fiscal year ending after December 15, 2006 for an employer with publicly traded equity securities. The Company does not anticipate that the adoption of this statement will have any effect on the Company’s financial condition and results of operations since the Company does not have any defined benefit or other postretirement plans.

On February 15, 2007, the FASB issued FASB Statement No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities: Including an amendment of FASB Statement No. 115” (“SFAS No. 159”). SFAS No. 159 permits all entities to elect to measure many financial instruments and certain other items at fair value with changes in fair value reported in earnings. SFAS No. 159 is effective as of the beginning of the first fiscal year that begins after November 15, 2007, with earlier adoption permitted. The Company does not anticipate that the adoption of this statement will have a material effect on the Company’s financial condition and results of operations.

Management does not believe that any other recently issued, but not yet effective accounting pronouncements, if adopted, would have a material effect on the accompanying consolidated financial statements.

Note 3 – Restatements of financial statements

Subsequent to the original issuance of the Company’s March 31, 2006 financial statements as included in its Form 20-F filed on September 29, 2006 and Form 20-F/A as amended and filed on January 12, 2007, the SEC sent the Company comment letters dated October 26, 2006, October 27, 2006 and January 26, 2007 respectively in connection with the review of the Company’s Form 20-F Registration Statement, as amended. Its Board of Directors lunched and has completed an independent investigation into certain accounting and financial reporting matters. As a result of issues identified in that investigation, as well as issues identified in additional reviews and procedures conducted by management, its Board of Directors, in consultation with management and Li & Company, PC, its independent registered public accounting firm, concluded on July 30, 2007 that its previously issued financial statements for Fiscal Year 2004, 2005, and 2006 (including the interim periods within those years), and the first six month periods ended September 30, 2006 of Fiscal Year 2007, should no longer be relied upon because of certain accounting misstatements in those financial statements. Accordingly, the Company has restated its previously issued financial statements for those periods. Details of the misstatements are set out below:

For the Fiscal Year ended March 31, 2004

In thousands of Japanese Yen
(i) To write off Tokyo Loan Guarantee membership booked as an investment
Accumulated deficit (Dues and subscriptions)	¥10
Investment	(10)

(ii) To write off impairment of software for internal use
Accumulated deficit (Impairment of software for internal use)	¥24,550
Software for internal use	(24,550)

(iii) To reverse miscalculation of capitalized lease assets
Capitalized lease assets	¥(64,123)
Accumulated depreciation	45,351
Current maturities of capital lease obligations	18,967
Capital lease obligations, net of current maturities	20,334
Accumulated deficit	(20,529)

(iv) To record capitalized lease assets
Capitalized lease assets	¥64,123
Accumulated depreciation	(38,257)
Current maturities of capital lease obligations	(16,603)
Capital lease obligations, net of current maturities	(20,048)
Accumulated deficit	10,785

(v) To separate current maturities of long-term debt – related parties from current maturities of long-term debt
Current maturities of long-term debt	¥49,573
Current maturities of long-term debt – related parties	(49,573)

(vi) To reverse common stock credited to accumulated deficit per Japan GAAP
Accumulated deficit	¥707,200
Common stock	(707,200)

For the Fiscal Year ended March 31, 2005

In thousands of Japanese Yen
(i)(a) To reverse amortization expense of software for internal use being charged off as impairment in prior year
Software for internal use	¥5,750
Impairment of software for internal use	(5,750)

(i)(b) To expend research and development costs incurred in the process of software development before establishment of technological feasibility being incorrectly capitalized
Research and development costs	¥27,958
Capitalized software development costs	(27,958)
Capitalized software development costs	27,958
Impairment of software development costs	(27,958)

(ii) To correct miscalculation of capitalized lease assets
Depreciations expense	¥4,994
Accumulated depreciation	(2,345)
Current maturities of capital lease obligations	(2,363)
Capital lease obligations, net of current maturities	(286)

(iii) To separate loans – related parties from loans
Loans	¥16,000
Loans – related parties	(16,000)

(iv) To separate current maturities of long-term debt – related parties from current maturities of long-term debt
Current maturities of long-term debt – related parties	¥49,573
Current maturities of long-term debt	(49,573)

(v) To reclassify stock issuance costs from accumulated deficit to general and administrative expenses
Stock issuance costs	¥1,553
Accumulated deficit	(1,553)

(vi) To adjust revenue from a net basis to a gross basis as per EITF Issue No. 99-19
Cost of sales – system integration	¥1,595
Revenue – system integration	(1,595)

Cost of sales – system integration	1,052,449
Revenue – system integration	(1,052,449)

(vii) To reclassify misposting
Impairment charge – general and administrative	¥33,865
Cost of sales – impairment charge	(33,865)

Cost of sales – system integration	(118,000)
Revenue – outsourcing services	118,000

Royalty revenue	11,467
Revenue – system integration	(11,467)
Cost of sales – system integration	10,034
Cost of sales – royalty	(10,034)

Royalty revenue	1,312
Revenue – system integration	(1,312)
Cost of sales – system integration	920
Cost of sales – royalty	(920)

Royalty revenue	27
General and administrative expenses	21,680
Cost of sales – royalty	(21,707)

Cost of sales – outsourcing services	15,100
Revenue – outsourcing services	(15,100)

Cost of sales – Maintenance	138
General and administrative expenses	(138)

Cost of sales – royalty	1,152
General and administrative expenses	(1,152)

For the Fiscal Year ended March 31, 2006

In thousands of Japanese Yen
(i) To reverse amortization expense of software for internal use being charged off as impairment in prior year
Software for internal use	¥8,060
Impairment of software for internal use	(8,060)

(ii) To record depreciation of capitalized lease assets
Depreciations expense	¥4,750
Accumulated depreciation	(4,750)
Depreciations expense	¥3,885
Gain from disposal of equipment	(3,885)

(iii) To separate loans – related parties from loans
Loans	¥68,800
Loans – related parties	(68,800)

(iv) To record stock based compensation per SFAS No. 123R
Stock based compensation	¥42,567
Additional paid-in capital	(42,567)

(v) To reclassify stock issuance costs from accumulated deficit to general and administrative expenses
Stock issuance costs	¥2,586
Accumulated deficit	(2,586)

(vi) To adjust revenue from a net basis to a gross basis as per EITF Issue No. 99-19
Cost of sales – system integration	¥1,851,156
Revenue – system integration	(1,851,156)

Cost of sales – outsourcing services	88,071
Revenue – outsourcing services	(88,071)

(vii) To reclassify misposting
Amortization of software development costs– general and administrative	¥19,858
Cost of sales – software licenses	(19,858)

Royalty revenue	7,417
Revenue – system integration	(7,417)
Cost of sales – system integration	7,538
Cost of sales – royalty	(7,538)

Royalty revenue	3,845
Revenue – system integration	(3,845)
Cost of sales – system integration	2,990
Cost of sales – royalty	(2,990)

Royalty revenue	220
Revenue – system integration	(220)
Cost of sales – system integration	154
Cost of sales – royalty	(154)

Impairment charge – general and administrative	10,000
Cost of sales – system integrations	(10,000)

(viii) To reclassify research and development related expenses to research and development
Research and development costs	¥43,394
General and administrative expenses	(43,394)

(ix) To reclassify non research and development related expenses to general and administrative expenses
General and administrative expenses	¥16,097
Research and development costs	(16,097)

The above mentioned adjustments resulted in additional accumulated deficit of ¥14,816 on the beginning stockholders’ deficit as of March 31, 2004.

The accompanying balance sheets as of March 31, 2006 and 2005, and the related statements of operations, stockholders’ deficit, and cash flows for each of the fiscal years in the two-year period ended March 31, 2006 have been restated to reflect the correction of these matters. In addition, certain amounts have been reclassified to conform to this year’s presentation.

The following tables present the impact of the above mentioned adjustments to the financial statement information

Statements of operations information:

ECOSS INC.

STATEMENTS OF OPERATIONS

(RESTATED)

(In thousands of Japanese Yen, except share and per share data)

	For the Fiscal Years Ended March 31,
	2006			2005
	As Previously	Adjustments	As Restated	As Previously	Adjustments	As Restated
	Stated			Stated
NET REVENUES
System intergrations	¥289,610	¥1,862,638	¥2,152,248	¥212,160	¥1,184,825	¥1,396,985
Software licenses	3,640	-	3,640	24,550	-	24,550
Royalties	15,980	(11,482)	4,498	17,588	(12,807)	4,781
Maintenance and support	10,637	-	10,637	19,306	-	19,306
Outsourcing services	89,211	88,071	177,282	239,610	(102,900)	136,710

Total net revenues	409,078	1,939,227	2,348,305	513,214	1,069,118	1,582,332

COST OF GOODS SOLD
System intergrations	89,073	1,861,838	1,950,911	231,290	1,064,999	1,296,289
Software licenses	19,858	(19,858)	-	33,865	(33,865)	-
Royalties	10,682	(10,682)	-	31,509	(31,509)	-
Maintenance and support	1,272	-	1,272	3,780	138	3,918
Outsourcing services	48,952	88,071	137,023	408	15,100	15,508

Total cost of goods sold	169,837	1,919,369	2,089,206	300,852	1,014,863	1,315,715

GROSS PROFIT	239,241	19,858	259,099	212,362	54,255	266,617

OPERATING EXPENSES:
Research and development	22,391	27,297	49,688	43,875	27,958	71,833
Selling, general and
administrative expenses	273,511	37,093	310,604	241,827	25,384	267,212
Impairment of software
development costs	10,000	-	10,000	88,274	157	88,431

Total operating expenses	305,902	64,390	370,292	373,976	53,500	427,476

LOSS FROM OPERATIONS	(66,661)	(44,532)	(111,193)	(161,614)	755	(160,859)

OTHER INCOME (EXPENSE):
Interest expense, net	(34,358)	-	(34,358)	(18,838)	-	(18,838)
Realized holding losses
from interest swap, net	(9)	-	(9)	(123)	-	(123)
Gain (loss) from disposal
of property and equipment	(586)	3,885	3,299	-	-	-
Other income (expense)	296	(1,196)	(900)	2,059	(1,553)	506

Total other income (expense)	(34,657)	2,689	(31,968)	(16,902)	(1,553)	(18,455)

LOSS BEFORE INCOME TAXES	(101,318)	(41,843)	(143,161)	(178,516)	(787)	(179,314)

INCOME TAXES	3,078	-	3,078	3,140	-	3,140

NET LOSS	¥(104,396)	¥(41,843)	¥(146,239)	¥(181,656)	¥(798)	¥(182,454)

NET LOSS PER COMMON SHARE:
Basic	¥(1,744)	¥(699)	¥(2,443)	¥(5,017)	¥(22)	¥(5,039)
Diluted	¥(1,744)	¥(699)	¥(2,443)	¥(5,017)	¥(22)	¥(5,039)

Weighted avergae number of common shares outstanding:
Basic	59,861	59,861	59,861	36,209	36,209	36,209
Diluted	59,861	59,861	59,861	36,209	36,209	36,209

Balance sheets information:

ECOSS INC.

BALANCE SHEETS

(RESTATED)

(In thousands of Japanese Yen, except share data)

	March 31,
	2006			2005
	As Previously	Adjustments	As Restated	As Previously	Adjustments	As Restated
	Stated			Stated
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	¥47,413	¥-	¥47,413	¥33,742	¥-	¥33,742
Accounts receivable, net	954,384	-	954,384	182,789	-	182,789
Inventories	375,901	(375,901)	-	20,254	(20,254)	-
Prepayments and
other current assets	234,761	375,901	610,662	22,257	20,254	42,511

Total Current Assets	1,612,459	-	1,612,459	259,042	-	259,042

INVESTMENT	10	(10)	-	10	(10)	-

PROPERTY AND
EQUIPMENT, net	17,915	-	17,915	27,371	4,750	32,121

SOFTWARE DEVELOPMENT
COSTS, net	50,037	(10,740)	39,297	51,989	(18,800)	33,189

TRADEMARK, net	577	-	577	663	-	663

SECURITY DEPOSITS	37,368	-	37,368	37,660	-	37,660

PREPAID LOAN
GUARANTEE FEES, net	488	-	488	899	-	899

Total Assets	¥1,718,854	¥(10,750)	¥1,708,104	¥377,634	¥(14,060)	¥363,574

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES:
Loans payable	¥104,800	¥(84,800)	¥20,000	¥86,000	¥(16,000)	¥70,000
Loans payable - related parties	-	84,800	84,800	-	16,000	16,000
Note payable	240,000	-	240,000	250,000	-	250,000
Current maturities
of long-term debt	22,680	-	22,680	22,660	-	22,660
Current maturities of
capital lease obligations	2,269	-	2,269	13,885	-	13,885
Accounts payable	902,458	-	902,458	50,484	-	50,484
Refundable customer deposits	438,700	-	438,700	4,643	-	4,643
Interest swap	110	-	110	409	-	409
Taxes payable	2,313	-	2,313	2,480	-	2,480
Accrued expenses
and other current liabilities	75,167	-	75,167	39,524	-	39,524

Total Current Liabilities	1,788,497	-	1,788,497	470,085	-	470,085

ECOSS INC.

BALANCE SHEETS –(continued)

(RESTATED)

(In thousands of Japanese Yen, except share data)

	March 31,
	2006			2005
	As Previously	Adjustments	As Restated	As Previously	Adjustments	As Restated
	Stated			Stated
LONG-TERM DEBT,
net of current maturities	4,500	-	4,500	27,180	-	27,180

LONG-TERM DEBT -
RELATED PARTY,
net of current maturities	-	-	-	-	-	-

CAPITAL LEASE OBLIGATIONS,
net of current maturities	2,633	-	2,633	6,163	-	6,163

Total Liabilities	1,795,630	-	1,795,630	503,428	-	503,428

COMMITMENTS
AND CONTENGENCIES

STOCKHOLDERS'
EQUITY (DEFICIT):
Common stock, no par value :
150,000 shares authorized,
62,180 and 55,860 shares issued and
outstanding as of March 31, 2006	498,000	707,200	1,205,200	420,000	707,200	1,127,200
and 2005, respectively
Additional paid-in capital	386,700	42,567	429,267	308,700	-	308,700
Accumulated deficit	(961,476)	(760,517)	(1,721,993)	(854,494)	(721,260)	(1,575,754)

Total Stockholders' Equity (Deficit)	(76,776)	(10,750)	(87,526)	(125,794)	(14,060)	(139,854)

Total Liabilities and
Stockholders' Equity (Deficit)	¥1,718,854	¥(10,750)	¥1,708,104	¥377,634	¥(14,060)	¥363,574

Statements of cash flows information:

The adjustments to the statements of cash flows were primarily made to properly reflect the correction of certain accounting misstatements and changes in proceeds from loans payable, repayment of loans payable, proceeds from loans payable – related parties, and repayment of loans payable – related parties in financing activities. Cash flows from operating activities, investing activities and financing activities for the fiscal years ended March 31, 2006 and 2005 are revised accordingly.

The restated statements of cash flows with respect to the fiscal years ended March 31, 2006 and 2005 are set out as follows:

ECOSS INC.

STATEMENTS OF CASH FLOWS

(RESTATED)

(In thousands of Japanese Yen)

For the Fiscal Years Ended

	March 31,
	2006			2005
	As Previously	Adjustments	As Restated	As Previously	Adjustments	As Restated
	Stated			Stated
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	¥(104,396)	¥(41,843)	¥(146,239)	¥(181,656)	¥(797)	¥(182,453)
Adjustments to reconcile net
loss to net cash used in operating activities
Depreciation and amortization	10,713	4,750	15,463	15,526	2,261	17,787
Amortization of capitalized software development costs and trademark	27,918	(19,858)	8,060	71,807	(28,115)	43,692
Provision for (reduction in) doubtful accounts	5,716	-	5,716	(15,650)	-	(15,650)
Stock based compensation	-	42,567	42,567	-	-	-
Impairment of software development costs	10,000	-	10,000	88,274	157	88,431
Loss from sale of property and equipment	586	(3,885)	(3,299)	-	-	-
Changes in operating assets and liabilities:
Accounts receivable	(777,311)	-	(777,311)	437,176	-	437,176
Inventories	(355,647)	355,647	-	24,799	(24,799)	-
Prepayments and other current assets	(212,504)	(355,647)	(568,151)	7,615	24,799	32,414
Security deposits	292	-	292	-	-	-
Prepaid loan guarantee fees	411	-	411	411	-	411
Accounts payable	851,974	-	851,974	(523,846)	-	(523,846)
Refundable customer deposits	434,057	-	434,057	(871)	-	(871)
Interest swap	(299)	-	(299)	(366)	-	(366)
Taxes payable	(167)	-	(167)	(3,900)	-	(3,900)
Accrued expenses and other current liabilities	35,643	-	35,643	(13,657)	-	(13,657)

NET CASH USED IN
OPERATING ACTIVITIES	(73,014)	(6,386)	(79,400)	(94,338)	(66,724)	(161,062)

CASH FLOWS FROM
INVESTING ACTIVITIES:
Proceeds from sale of time deposits	-	-	-	20,000	-	20,000
Purchases of property, plant and equipment	(28,237)	3,885	(24,352)	(2,444)	-	(2,444)
Proceeds from disposal
of property and equipment	26,394	-	26,394	-	-	-
Payment for capitalized
software development costs	(29,791)	(85)	(29,876)	(185,385)	62,521	(122,864)

NET CASH USED IN INVESTING ACTIVITIES	(31,634)	3,800	(27,834)	(167,829)	62,521	(105,308)

CASH FLOWS FROM
FINANCING ACTIVITIES:
Proceeds from loans payable	18,800	61,200	80,000	146,000	(16,000)	130,000
Repayment of loans payable		(130,000)	(130,000)	(78,000)		(78,000)
Proceeds from loans payable - related parties	156,000	190,800	346,800	280,000	246,000	526,000
Repayment of loans payable - related parties		(122,000)	(122,000)		(230,000)	(230,000)
Proceeds from note payable	(10,000)	-	(10,000)	-	-	-
Repayment of note payable				(50,000)		(50,000)
Repayment of long-term debt	(22,660)		(22,660)	(72,233)	49,573	(22,660)
Proceeds from long-term debt - related parties	-	-	-	84,400	33,600	118,000
Repayment of long-term debt - related parties					(83,173)	(83,173)
Payments of principal
under capital lease obligations	(21,235)	-	(21,235)	(19,253)	2,649	(16,604)
Stock issuance cost	(2,586)	2,586	-	(1,553)	1,553	-

ECOSS INC.

STATEMENTS OF CASH FLOWS

(RESTATED) –(continued)

(In thousands of Japanese Yen)

For the Fiscal Years Ended

	March 31,
	2006			2005
	As Previously	Adjustments	As Restated	As Previously	Adjustments	As Restated
	Stated			Stated

NET CASH PROVIDED
BY FINANCING ACTIVITIES	118,319	2,586	120,905	289,361	4,202	293,563

NET INCREASE(DECREASE) IN CASH	13,671	-	13,671	27,194	-	27,194

Cash and cash equivalents at beginning of year	33,742	-	33,742	6,548	-	6,548

Cash and cash equpvalents at end of year	¥47,413	¥-	¥47,413	¥33,742	¥-	¥33,742

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

Interest paid	¥34,358	¥-	¥34,358	¥18,846	¥-	¥18,846
Taxes paid	¥3,078	¥-	¥3,078	¥3,140	¥-	¥3,140

NON-CASH INVESTING
AND FINANCING ACTIVITIES:
Equipment acquired with capital leases obligations	¥-	¥-	¥-	¥-	¥-	¥-
Conversion of debt into common stock	¥-	¥156,000	¥156,000	¥-	¥364,000	¥364,400

Statement of stockholders’ equity (deficit) information:

The restated statement of stockholders’ equity (deficit) with respect to the fiscal years ended March 31, 2006 and 2005 are set out as follows:

ECOSS INC.

STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)

(RESTATED)

FOR THE FISCAL YEARS ENDED MARCH 31, 2006 AND 2005

(In thousands of Japanese Yen, except share data)

	Common Stock, no par value Additional Paid-in Capital Accumulated Deficit Total Stockholders' Equity (Deficit)
	Number of	As Previously	Adjustments	As Restated	As Previously	Adjustments	As Restated	As Previously	Adjustments	As Restated	As Previously	Adjustments	As Restated
	Shares	Stated			Stated			Stated			Stated

Balance,
April 1,
2004	19,420	237,800	707,200	945,000	126,500	-	126,500	(671,285)	(722,016)	(1,393,301)	(306,985)	(14,816)	(321,801)

Conversion of
debt into
common
stock	36,440	182,200		182,200	182,200	-	182,200				364,400	-	364,400

Net loss								(181,656)	(798)	(182,454)	(181,656)	(798)	(182,454)

Stock issuance
costs,
net of tax								(1,553)	1,553	-	(1,553)	1,553	-

Balance,
M arch 31,
2005	55,860	420,000	707,200	1,127,200	308,700	-	308,700	(854,494)	(721,261)	(1,575,755)	(125,794)	(14,061)	(139,855)

Conversion of
debt into
common
stock	6,320	78,000		78,000	78,000	-	78,000				156,000	-	156,000

Vested value
of employee
stock
options	-	-		-	-	42,567	42,567				-	42,567	42,567

Net loss								(104,396)	(41,843)	(146,239)	(104,396)	(41,843)	(146,239)

Stock issuance
costs,
net of tax								(2,586)	2,586	-	(2,586)	2,586	-

ECOSS INC.

STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)

(RESTATED)

FOR THE FISCAL YEARS ENDED MARCH 31, 2006 AND 2005 – (continued)

(In thousands of Japanese Yen, except share data)

Common Stock, no par value Additional Paid-in Capital Accumulated Deficit Total Stockholders' Equity (Deficit)
Number
	of	As		As	As		As	As		As	As		As
	Shares	Previously	Adjustments	Restated	Previously	Adjustments	Restated	Previously	Adjustments	Restated	Previously	Adjustments	Restated
		Stated			Stated			Stated			Stated
Balance,
March 31,
2006	62,180	498,000	707,200	1,205,200	386,700	42,567	429,267	(961,476)	(760,518)	(1,721,994)	(76,776)	(10,751)	(87,527)

Note 4 – Going concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates continuity of operations, realization of assets, and liquidation of liabilities in the normal course of business.  As reflected in the accompanying financial statements, the Company had an accumulated deficit of ¥2,127,784 and a working capital deficiency of ¥52,786 at March 31, 2007 and had a net loss from operations and cash used in operations of ¥ 405,790 and ¥ 277,979 for the fiscal year ended March 31, 2007, respectively. These conditions raise substantial doubt about its ability to continue as a going concern.

While the Company is attempting to increase sales, the Company’s cash position may not be sufficient to support the Company’s daily operations.  Management intends to attempt to raise additional funds by way of a public or private offering.  While the Company believes in the viability of its strategy to increase sales volume and in its ability to raise additional funds, there can be no assurances to that effect. The ability of the Company to continue as a going concern is dependent upon the Company’s ability to further implement its business plan and generate sufficient revenues. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.  Management believes that the actions presently being taken to further implement its business plan and increase revenues provide the opportunity for the Company to continue as a going concern.

Note 5 – Accounts receivable

Accounts receivable at March 31, 2007 and 2006 consisted of the following:

	March 31
	2007	2006
	(In thousands of yen)
Accounts receivable	¥403,694	¥967,824
Less allowance for doubtful accounts	(15,110)	(13,440)

	¥388,584	¥954,384

Note 6 – Prepayments and other current assets

Prepayments and other current assets at March 31, 2007 and 2006 consisted of the following:

	March 31
	2007	2006
	(In thousands of yen)
Deferred system integration cost (i)	¥252,000	¥356,240
Projects in progress	14,736	19,660
Other receivables	5,290	5,668
Advance on purchases	-	210,000
Prepaid consumption tax (ii)	2,399	10,556
Other current assets	2,375	8,538

	¥276,800	¥610,662

(i)

Deferred system integration cost

Deferred system integration cost represents invoices received from subcontractors to be paid in connection with the Company’s system integration services to be delivered in future periods.

(ii)

Prepaid consumption tax

The Company is subject to Japanese Consumption Tax (“VAT”), which is levied on the majority of the Company’s products and services at the effective tax rate of 5% and on the invoiced value of sales. Sales or Output VAT is borne by customers in addition to the invoiced value of sales and Purchases or Input VAT is borne by the Company in addition to the invoiced value of purchases to the extent not refunded for export sales. The Company makes estimated VAT tax payment on a quarterly basis, if any within 60 days from the last day of the quarter and the final tax return must be filed and the tax payment must be accounted for to the tax authority within two (2) months after the end of the fiscal year.

Note 7 – Property and equipment

Property and equipment stated at cost, less accumulated depreciation at March 31, 2007 and 2006 consisted of the following:

	March 31
	2007	2006
	(In thousands of yen)
Leasehold improvements	¥18,126	¥18,126
Machinery and equipment	45,099	41,435
Capitalized lease equipment (ii)	45,623	45,623

	108,848	105,184
Less accumulated depreciation	(92,736)	(87,269)

	¥16,112	¥17,915

(i)

Depreciation and amortization expense

Depreciation and amortization expense is included in the statements of operations. For the fiscal years ended March 31, 2007, 2006 and 2005, depreciation expense was ¥5,467, ¥10,920, and ¥17,787, respectively.

(ii)

Equipment acquired through capital lease obligations

The Company acquired certain computer and communication equipment through capital leases. The fair value of the machinery and equipment upon execution of the capital lease was ¥64,123. On July 1, 2005, the Company transferred a lease with the fair value of ¥18,500, executed on June 2, 2003, to an unrelated customer. Upon transfer of the lease and equipment, the related cost of ¥18,500, accumulated depreciation of ¥16,296 and the remaining capital lease obligations of ¥6,089 were removed from the accounts and a gain of ¥3,885 was included in the statements of operations.

Note 8 – Software development costs

Software development costs stated at cost, less accumulated amortization at March 31, 2007 and 2006 consisted of the following:

	March 31
	2007	2006
	(In thousands of yen)
Software developed to be sold or licensed
Software developed to be sold or licensed	¥27,990	¥47,121
Less accumulated amortization	(15,417)	(21,360)
	¥12,573	25,821

Development in progress	¥11,611	¥13,476

Software for internal use
Software for internal use	¥2,944	¥-
Less accumulated amortization	(876)	-
	¥2,068	¥-

	¥26,252	¥39,297

Amortization expense for software to be sold or licensed is included in the statements of operations. For the fiscal years ended March 31, 2007, 2006 and 2005, amortization expense was ¥28,748, ¥19,858, and ¥3,378, respectively. Amortization expense for the next five years is as follows:

(In thousands of yen)
Year ending March 31:
2008	¥8,340
2009	4,233

¥12,573

Amortization expense for software for internal use is included in the statements of operations. For the fiscal years ended March 31, 2007, 2006 and 2005, amortization expense was ¥876, ¥0, and ¥0, respectively. Amortization expense for the next five years was as follows:

(In thousands of yen)
Year ending March 31:
2008	¥1,244
2009	585
2010	178
2011	45
2012	16

¥2,068

Note 9 – Trademark

Trademark stated at cost, less accumulated amortization at March 31, 2007 and 2006 consisted of the following:

	March 31
	2007	2006
	(In thousands of yen)
Trademark	¥855	¥855
Less accumulated amortization	(363)	(278)

	¥492	¥577

Amortization expense is included in the statements of operations. For the fiscal years ended March 31, 2007, 2006 and 2005, amortization expense was ¥85 per year. Amortization expense for the next five years is ¥85 per year.

Note 10 – Security deposits

Security deposits at March 31, 2007 and 2006 consisted of the following:

	March 31
	2007	2006
	(In thousands of yen)
Security deposit under operating lease (See Note 24(ii))	¥37,318	¥37,318
Security deposit under security service agreement (See Note 24(iii))	50	50

	¥37,368	¥37,368

Note 11 – Prepaid loan guarantee fees

Prepaid loan guarantee fees at March 31, 2007 and 2006 consisted of the following:

	March 31
	2007	2006
	(In thousands of yen)
(i) Prepaid loan guarantee fee of 0.55% of 90% of the principal per year payable upon signing in connection with the long-term debt of ¥50,000 obtained on March 26, 2002 (See Note 16 (i))	¥1,238	¥1,238
Less accumulated amortization	(1,238)	(990)
	-	248

(ii) Prepaid loan guarantee fee of 0.55% of 90% of the principal per year payable upon signing in connection with the long-term debt of ¥30,000 obtained on December 20, 2002 (See Note 16 (ii))	¥742	¥742
Less accumulated amortization	(643)	(502)
	99	240

	¥99	¥488

Note 12 – Note payable

Note payable at March 31, 2007 and 2006 consisted of the following:

	March 31
	2007	2006
	(In thousands of yen)
Note payable to a financial institution collateralized by accounts receivable, with interest at 4.00% per annum payable monthly assigned on April 28, 2006, along with delinquency charges incurred of ¥25,223, and then reassigned to Ecoss’s president and chief executive officer on July 24, 2006. On July 31, 2006, ¥212,223 was forgiven reducing the balance to ¥53,000 due July 30, 2008 (See Note 20(i)).	¥-	¥240,000

	¥-	¥240,000

Note 13 – Loan payable

Loan payable at March 31, 2007 and 2006 consisted of the following:

	March 31
	2007	2006
	(In thousands of yen)
(i) Loan payable to a Significant Business Party (“Significant Business Party”) (See Note 25 (iii)), with interest at 3.00% per annum payable monthly, with principal due September 30, 2007. The Company and the Significant Business Party verbally agreed to extend the loan at the same terms for three months with principal and interest due September 30, 2007 (See Note 26 (ii)). On December 14, 2007, the Company received, from Significant Business Party, notification of default and demand for payment, along with delinquency charges.	¥100,000	¥-
(ii) Loan payable to Significant Business Party, with interest at 5.00% per annum payable monthly, with principal due March 30, 2007.	-	20,000

	¥100,000	¥20,000

Note 14 – Refundable customer deposits

Refundable customer deposits at March 31, 2007 and 2006 consisted of the following:

	March 31
	2007	2006
	(In thousands of yen)
System integration	¥429,071	¥185,000
Software licenses	-	250,000
Maintenance and support	-	500
Outsourcing services	2,113	3,200

	¥431,184	¥438,700

Note 15 – Accrued expenses and other current liabilities

Accrued expenses and other current liabilities at March 31, 2007 and 2006 consisted of the following:

	March 31
	2007	2006
	(In thousands of yen)
Accrued expenses	¥18,942	¥39,504
Withholding tax and social insurance payable	2,168	1,515
Accrued severance cost	13,453	12,414
Other payables	36,789	21,734

	¥71,352	¥75,167

Note 16 – Long-term debt

Long-term debt at March 31, 2007 and 2006 consisted of the following:

	March 31
	2007	2006
	(In thousands of yen)
(i) Long-term debt, unsecured, payable to a bank, guaranteed by an independent third party for a fee of 0.55% of 90% of the principal per year payable upon signing, maturing on March 15, 2007. Interest is payable at a floating rate based on the Tokyo Interbank Offered Rate (“TIBOR”) 6 months plus spread of 1.59% (See Note 11 (i))	¥-	¥16,680
(ii) Long-term debt, unsecured, payable to a bank, guaranteed by an independent third party for a fee of 0.55% of 90% of the principal per year payable upon signing, with interest at 2.675% per annum payable monthly, with principal due December 19, 2007 (See Note 11 (ii)).	5,000	10,500

	5,000	27,180
Less current maturities	(5,000)	(22,68)

	¥-	¥4,500

Note 17 – Financial instruments

The Company utilized interest rate swap contracts with a Japanese bank, resulting in a fixed interest rate of 1.155% per annum. The balance of this interest rate swap agreement at March 31, 2006 was ¥110 and expired on March 15, 2007 as the long-term debt bearing a floating interest rate has been fully paid by March 15, 2007.

Note 18 – Capital lease obligations

The future minimum lease payments under capital leases at March 31, 2007 were as follows:

(In thousands of yen)
Year ending March 31:
2008	¥2,395
2009	344

Total minimum lease payments	2,739
Less amounts representing interest	(105)

Present value of total future minimum lease payments	2,634
Less current maturities of capital lease obligations	(2,269)

Capital lease obligations, net of current maturities	¥365

Note 19 – Income taxes

The Company was incorporated in June 1996 as a joint stock corporation (“kabushiki kaisha”) under the Corporation Law of Japan. All of the Company’s income (loss) before income taxes and related tax expenses are from Japanese sources. Ecoss files income tax returns under the Corporation Income Tax Law of Japan and local tax laws (the “Japan Corporation Income Tax Law”).

Income (loss) before income taxes, and the current and deferred income tax expense (benefit) attributable to such income (loss) at March 31, 2007 and 2006 consisted of the following:

	March 31
	2007	2006
	(In thousands of yen)
Loss before income taxes	¥(403,891)	¥(143,162)
Income taxes:
Current	1,900	3,078
Deferred	-	-

	¥1,900	¥3,078

The Company is subject to a number of income taxes imposed by the national, prefectural and municipal governments of Japan which, in the aggregate, represent a statutory income tax rate of approximately 40.7% for the years ended March 31, 2007 and 2006, and 42.0% for the year ended March 31, 2005.

Amendments to the Japanese tax regulations were enacted on March 24, 2003. As a result of these amendments, the statutory income tax rate was reduced from approximately 42.0% to 40.7% effective from the year beginning January 1, 2005. Consequently, the statutory tax rate utilized for deferred tax assets and liabilities expected to be settled or realized subsequent to the fiscal year ended April 1, 2005 is approximately 40.7%.

A reconciliation of the Japanese statutory income tax rate and the effective income tax rate as a percentage of income before income taxes is as follows:

	Year ended March 31
	2007	2006	2005
Japanese statutory income tax rate	40.7%	40.7%	42.0%
Increase (reduction) in income taxes resulting from:
Other	(40.7)	(40.7)	(42.0)

Effective income tax rate	0.0%	0.0%	0.0%

The approximate tax effects of temporary differences that give rise to the deferred tax assets at March 31, 2007 and 2006 were presented below:

	March 31
	2007	2006
	(In thousands of yen)
Deferred tax assets:
Net operating loss carry-forwards for corporation income tax purposes	¥587,092	¥586,885
Depreciation and amortization	8,264	20,628
Impairment of software development costs	23,463	4,070
Allowance for doubtful accounts	6,150	2,418
Stock based compensation	2,143	18,952
Accrued severance costs	5,575	5,052
Other	558	3,624

Total gross deferred tax assets	633,145	641,629

Less valuation allowance	(633,145)	(641,629)

Net deferred tax assets	¥-	¥-

A valuation allowance is established to fully offset certain deferred tax assets relating to deductible temporary differences and net operating loss (“NOL”) carry–forwards because the Company believes that the realization of the Company’s net deferred tax assets of $633,145 was not considered more likely than not. The net change in the total valuation allowance for the fiscal years ended March 31, 2007, 2006 and 2005 was (¥8,484) and (¥39,792), respectively.

At March 31, 2007, the Company had net operating loss (“NOL”) carry–forwards for income taxes purposes of ¥1,442,487 that may be offset against future taxable income through 2012. If not utilized, such loss carry-forwards expire as follows:

(In thousands of yen)
Year ending March 31:
2008	¥295,594
2009	258,769
2010	382,506
2011	207,708
2012	297,910

¥1,442,487

Note 20 – Related party transactions

(i) Chihiro Tsuyuki,  president, chief executive officer and principal shareholder

On January 1, 2004, the Company guaranteed a capital lease to a financial institution in the amount of ¥6,105 on behalf of Mr. Tsuyuki, maturing on December 1, 2008 (See Note 24(iv)). The remaining balance of the guarantee was ¥2,492 at March 31, 2007.

Chihiro Tsuyuki loaned the Company an aggregate of ¥280,000 during the fiscal year ended March 31, 2005 at an average interest rate of 3.00% per annum. Mr. Tsuyuki converted ¥180,000 of these loans on August 31, 2004 and ¥100,000 on February 21, 2005 into 18,000 shares and 10,000 shares, of the Company’s common stock at ¥10,000 per share, respectively.

On April 28, 2006, the Company received, from Mizuho Corporate Bank (“Mizuho”), notification of transfer of note payable to Mizuho of ¥240,000, bearing interest of 4.00% per annum, along with delinquency charges incurred of ¥25,223, to SevenSeas Asset Management Co. Ltd. On July 24, 2006, Mr. Tsuyuki acquired this note from SevenSeas Asset Management Co. Ltd., an unrelated finance company. On July 31, 2006, Mr. Tsuyuki, forgave ¥212,223 reducing the balance to ¥53,000 due July 30, 2008 (See Note 12). This extinguishment of debt was recorded as other income – forgiveness of debt in the statutory books of the Company. The accompanying financial statements reflect necessary adjustments to reflect the forgiveness of debt from the stockholder as additional paid-in capital to present it in conformity with U.S. GAAP. On March 30, 2007, Mr. Tsuyuki converted ¥50,000 of the note to 1,000 shares of the Company’s common stock at ¥50,000 per share thus further reducing the balance to ¥3,000.

(ii) EFC Co., Ltd., an affiliate of Mr. Tsuyuki

As of April 1, 2004, Ecoss had an aggregate of ¥49,573 payable to EFC Co., Ltd. (“EFC”), an affiliate of Mr. Tsuyuki. EFC loaned the Company ¥134,000, ¥346,800, and ¥315,400 during each of the three fiscal years ended March 31, 2007 at an average interest rate of 3.00% per annum, respectively. Ecoss repaid ¥83,173, ¥122,000, and ¥117,896 and EFC converted ¥84,400, ¥156,000 (¥40,000 in April 2005 and ¥116,000 in March 2006), and ¥250,000 (on March 30, 2007) of these loans to 8,440 shares, 6,320 shares and 5,000 shares of the Company’s common stock at ¥10,000 per share, ¥10,000 per share and ¥50,000 per share during each of the three fiscal years ended March 31, 2007, respectively. The remaining balance of loans payable to EFC was ¥84,800 and ¥32,304 at March 31, 2007 and 2006, respectively.

(iii) Affiliates of members of the Board of Directors

(a)

The Company provided certain content development and production services for the benefit of mobile carriers to BroadBand Tower, Inc. (“BroadBand”), an entity owned by Hiroki Owada, a stockholder of the Company. During the fiscal years ended March 31, 2007, 2006 and 2005, the Company earned ¥0, ¥,7,447 and ¥11,467 relating to the services rendered, respectively.

(b)

T&T Co., Ltd. (“T&T”), an entity owned by Masao Tejima, an outside director of the Company, provided certain consulting services to the Company. During the fiscal years ended March 31, 2007, 2006 and 2005, the Company paid T&T ¥2,400 per year for the consulting services rendered, respectively.

(c)

Athena & Partners Co., Ltd. (“Athena”), an entity owned by Jun Izuha, a stockholder and statutory auditor of the Company since April 26, 2004, provided certain consulting services to the Company. During the fiscal years ended March 31, 2007, 2006 and 2005, the Company paid Athena ¥1,200, ¥1,200, and ¥2,100 for the services rendered, respectively.

Note 21 – Stockholders’ equity (deficit)

Issuance of shares of common stock for conversion of debt

For the fiscal years ended March 31, 2007, 2006 and 2005, the Company issued 6,000 shares, 6,320 shares and 36,440 shares of common stock, respectively, in connection with the conversion of debt. In accordance with the Corporation Law of Japan, conversion into common stock from debt is accounted for by crediting one-half or more of the conversion price to the common stock account and the remainder to the additional paid-in capital account. The detailed issuance history of the Company’s common stock was as follows:

On April 5 and April 8, 2004, EFC Co., Ltd. (“EFC”) loaned the Company ¥18,000 and ¥2,000 bearing interest at 3.00% per annum and EFC converted these two loans into 2,000 shares of the Company’s common stock at ¥10,000 per share on May 27, 2004. On April 30, 2004, EFC loaned the Company ¥93,000 bearing interest at 3.00% per annum, ¥64,400 of which EFC converted into 6,440 shares of the Company’s common stock at ¥10,000 per share on September 2, 2004. On August 30, 2004, Mr. Tsuyuki, loaned the Company ¥180,000 bearing an average interest rate of 3.00% per annum, which Mr. Tsuyuki converted into 18,000 shares of the Company’s common stock at ¥10,000 per share on September 2, 2004. On January 27, 2005, Mr. Tsuyuki loaned the Company ¥100,000 bearing an average interest rate of 3.00% per annum, which Mr. Tsuyuki converted into 10,000 shares of the Company’s common stock at ¥10,000 per share on February 21, 2005.

During the fiscal year ended March 31, 2006, EFC made loans to the Company aggregating ¥346,800 bearing interest at 3.00% per annum, and converted ¥40,000 into 4,000 shares of the Company’s common stock at ¥10,000 per share on April 12, 2005 and ¥116,000 into 2,320 shares of the Company’s common stock at ¥50,000 per share on March 10, 2006 respectively.

During the fiscal year ended March 31, 2007, EFC made loans to the Company in the aggregate of ¥315,400 bearing interest at 3.00% per annum, and converted ¥250,000 into 5,000 shares of the Company’s common stock at ¥50,000 per share on March 30, 2007; Mr. Tsuyuki converted ¥50,000 of the ¥53,000 note due July 30, 2008 into 1,000 shares of the Company’s common stock at ¥50,000 per share on March 30, 2007 (See Note 12).

The following table summarizes the issuance history of our common stock during each of the three years in the period ended March 31, 2007:

Name	Date of Issuance	Number of Shares (1)	Purchase Price per Share (1)
EFC	May 27, 2004	2,000	¥10,000
EFC	September 2, 2004	6,440	¥10,000
Chihiro Tsuyuki	September 2, 2004	18,000	¥10,000
Chihiro Tsuyuki	February 21, 2005	10,000	¥10,000
EFC	April 12, 2005	4,000	¥10,000
EFC	March 10, 2006	2,320	¥50,000
Chihiro Tsuyuki	March 30, 2007	1,000	¥50,000
EFC	March 30, 2007	5,000	¥50,000

Note 22 – Stock based compensation

Effective March 31, 2006, all holders of options received under the Company’s 1999, 2000 and 2001 stock option plans waived their option rights.

On March 7, 2006, the board of directors approved a stock option plan for its employees, directors, officers, and consultants (“2006 Plan”). The 2006 Plan provides for 10,000 shares of common stock to be offered from either authorized and unissued shares or issued and reacquired shares of treasury stock by the Company. Stock options granted under the 2006 Plan are typically granted with an exercise price equal to the market price of the Company’s stock at the date of grant. Options also generally vest over a period of two years with respect to grants made to employees. Options typically expire ten years from the date of grant. The Company granted options to purchase 2,000 shares of the Company’s common stock to employees, directors and officers on March 8, 2006, and 8,000 shares, on March 7, 2006, to a consultant for services provided in Hong Kong. Options issued to employees and officers totaling 2,000 shares vest over a two-year period from the date of grant. Of the total authorized for issuance at March 31, 2007, all of the 10,000 shares were issued and none were available for future issuance.

The exercise price of options granted under 2006 Plan was ¥10,000 per share subject to adjustment for future stock splits, if any. The 2006 Plan also states that both the exercise price and the number of shares to be issued for outstanding options shall be adjusted when issuance of new shares takes place below the existing exercise price. Option holders retiring from the Company for whatever reason will forfeit their stock options granted.

The table below summarizes the Company’s Plans and 2006 Plan stock option activity for the fiscal years ended March 31, 2007, 2006 and 2005, respectively:

	Number of Option Shares	Exercise Price Range Per Share	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term		Aggregate Intrinsic Value
				(in years)		(in thousands)
Balance, March 31, 2004	203	¥50,000 – 297,735	¥273,328		¥	---
Granted	---	---	---			---
Exercised	---	---				---
Number adjusted due to stock issuance	298	110,033	110,033			---
Cancelled or fortified	(75)	103,629	103,629			---
Balance, March 31, 2005	426	50,000 – 110,033	108,342			---
Granted	10,000	10,000	10,000			---
Exercised	---	---	---			---
Number adjusted due to stock issuance	---	---	---			---
Cancelled or fortified	(426)	50,000 – 110,033	108,342			---
						---
Balance, March 31, 2006	10,000	10,000	10,000			---
Granted	---	---	---			---
Canceled	---	---	---			---
Exercised	---	---	---			---
Expired	---	---	---			---

Balance, March 31, 2007	10,000	¥10,000	¥10,000	¥	---
Vested and exercisable, March 31, 2007	9,085	¥10,000	¥10,000	¥	---

As of March 31, 2007 and 2006, an aggregate of 10,000 options with an exercise price of ¥10,000 were outstanding, of which 9,085 shares and 8,086 shares were vested and exercisable, respectively under the 2006 plan.

As of March 31, 2007, there was ¥4,827 thousand of total unrecognized compensation cost related to unvested share-based compensation arrangements that is expected to be recognized over a weighted-average period of 11 months.

The following table summarizes information concerning outstanding and exercisable 2006 Plan options as of March 31, 2007:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding	Average Remaining Contractual Life (in years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
¥10,000	10,000	8.90	¥10,000	9,085	¥10,000

	10,000	8.90	¥10,000	9,085	¥10,000

Note 23 – Legal reserve and retained earnings

The Corporation Law of Japan provides that an amount equal to 10% of distributions from retained earnings paid by the Company be appropriated as a legal reserve. No further appropriations are required when the total amount of the additional paid-in capital and the legal reserve equals 25% of their respective stated capital. The Corporation Law of Japan also provides that additional paid-in capital and legal reserve are available for appropriations by the resolution of the stockholders.

There were no cash dividends and appropriations to the legal reserve charged to retained earnings for the fiscal years ended March 31, 2007, 2006 and 2005 since the Company had an accumulated deficit of ¥2,127,784 from inception.

The amount available for dividends under the Corporation Law of Japan is based on the amount recorded in the Company’s books of account in accordance with financial accounting standards of Japan. Such amount was -0- at March 31, 2007.

Note 24 – Commitments and contingencies

(i) Capital leases

The Company acquired certain computers and communication equipment through capital leases. The future minimum lease payments under capital lease obligations at March 31, 2007 have been disclosed in Note 18.

(ii) Operating lease

The Company has a non-cancelable operating lease for the former office space that will expire on November 30, 2007, which was terminated as of June 30, 2007 (See Note 26(ii)). Deposits made under such arrangement aggregated ¥37,318 (See Note 10) at March 31, 2007 and 2006, and are included in security deposits in the accompanying balance sheets. Rental expenses under the operating lease arrangements amounted to ¥55,730 per year for each of the three fiscal years ended March 31, 2007, 2006 and 2005.

(iii) Other commitment

The Company has a non-cancelable security service agreement for its office that will expire on August 26, 2008. Deposits made under such arrangement aggregated ¥50 (See Note 10) at March 31, 2007 and 2006, and are included in security deposits in the accompanying balance sheets. Security service expenses under the security service agreement amounted to ¥390 per year for each of the three fiscal years ended March 31, 2007, 2006 and 2005.

Future minimum payments required under this non-cancelable security service agreement that have initial or remaining service terms in excess of one year at March 31, 2007 were as follows:

(In thousands of yen)
Year ending March 31:
2008	¥390
2009	163

¥553

(iv) Guaranty

On January 1, 2004, the Company guaranteed a capital lease to a financial institution in the amount of ¥6,105 on behalf of Mr. Tsuyuki, maturing on December 1, 2008 (See Note 20(i)). The remaining balance of the guarantee was ¥2,492 at March 31, 2007.

Management has assessed the fair value of the obligation arising from the above financial guarantee and considered it is immaterial to the financial statements. Therefore, no obligations in respect of the above guarantee were recognized as of March 31, 2007.

Note 25 – Concentration of credit risk

(i) Customers and Credit Concentrations

One customer accounted for 82.6% and 90.9% of net sales for the fiscal year ended March 31, 2007 and trade accounts receivable as of March 31, 2007, respectively. Two different customers accounted for 63.9%and 24.2% and 89.5% and 7.3% of net sales for the fiscal year ended March 31, 2006 and trade accounts receivable as of March 31, 2006, respectively. Three different customers accounted for 25.5%, 16.5%, 30.2% and 1.7% and 64.0%, 0.0%, 0.0% and 14.7% of net sales for the fiscal year ended March 31, 2005 and trade accounts receivable as of March 31, 2005, respectively. As a result, a termination in relationship in or a reduction in orders from any of these customers could have a material adverse impact on the Company’s results of operations and financial condition.

(ii) Credit Risk

Financial instruments that potentially subject the Company to significant concentration of credit risk consist primarily of cash and cash equivalents.  As of March 31, 2007, substantially all of the Company’s cash and cash equivalents were held by major financial institutions located in Japan, which management believes are of high credit quality. The Company maintains balances in certain accounts, which at times, may exceed ¥10 million, the Japanese government insured limits. The Company believes that such risk is minimal based on the reputation of the financial institution. Therefore, no loss in respect of the cash and cash equivalents were recognized as of March 31, 2007.

(iii) A significant business party

(a)

The Company provided certain system integration services for a significant business party (“Significant Business Party). During the fiscal years ended March 31, 2007, 2006 and 2005, the Company earned ¥115,290, ¥1,500,350 and ¥390,000 relating to the services rendered representing 0.5%, 63.9% and 25.5% of net sales, respectively. Significant Business Party accounted for ¥3,536, ¥866,250 and ¥123,900, representing 0.9%, 89.5% and 64.0% of trade accounts receivable as of March 31, 2007, 2006 and 2005, respectively.

(b)

Significant Business Party provided certain system integration services to the Company. During the fiscal years ended March 31, 2007, 2006 and 2005, the Company purchased ¥1,578,100, ¥0 and ¥40,400 for the system integration services rendered representing 70.5%, 0.0% and 1.9% of the Company’s total purchases, respectively. Significant Business Party accounted for ¥0, ¥65,625 and ¥26,565, representing 0%, 7.3% and 52.6% of trade accounts payable as of March 31, 2007, 2006 and 2005, respectively.

(c)

Significant Business Party made certain loans to the Company. During the fiscal years ended March 31, 2007, 2006 and 2005, Significant Business Party loaned the Company ¥100,000, ¥50,000 and ¥60,000 and the Company repaid ¥20,000, ¥30,000 and ¥60,000, respectively. The remaining loan balance with Significant Business Party was ¥100,000, ¥20,000 and ¥0, representing 100.0%, 100.0% and 0.0% of total loans payable as of March 31, 2007, 2006 and 2005, respectively.

Note 26 – Subsequent events

(i) Loans from EFC and repayments of loans to EFC

For the period from April 1, 2007 through November 30, 2007, EFC loaned the Company an aggregate of ¥124,800 at an average interest rate of 3.00% per annum and Ecoss repaid ¥86,320.

(ii) Sale of shares of its common stock

In June 2007, the Company sold 800 shares of its common stock at ¥50,000 per share to 12 unrelated individuals for ¥40,000. In July 2007, the Company sold 200 shares of its common stock at ¥50,000 per share to 3 unrelated individuals for a total of ¥10,000.

(iii) Cancellation of an operating lease

On June 30, 2007, the Company and its landlord mutually agreed to terminate a non-cancelable operating lease for the former office space that will expire on November 30, 2007 without an early termination penalty.

(iv) Entry of an operating lease

On July 1, 2007, the Company entered into a non-cancelable operating lease for office space that will expire on June 30, 2009. Future minimum payments required under this non-cancelable operating lease were as follows:

(In thousands of yen)
Year ending March 31:
2008	¥26,368
2009	14,591
2010	3,648

¥44,607

(v) Formation of a wholly-owned foreign subsidiary

On August 23, 2007, the Company formed a wholly-owned subsidiary, Wish Technology Development Limited on August 23, 2007 in Hong Kong.

(v i ) Entry of an exclusive master distribution agreement

On October 2, 2007, the Company entered into an exclusive master distribution agreement for the deployment of TeleContinuity POP.

ECOSS INC.

Valuation and Qualifying Accounts

For the Fiscal Years Ended March 31, 2007, 2006 and 2005

	Balance at	Add	Deduct	Add	Balance
	beginning of	charge to	bad debt	translation	at end of
	period	income	written off	adjustments	period
	(In thousands of Japanese Yen)
For the Fiscal Year Ended March 31, 2007:
Allowance for doubtful accounts	¥13,440	¥11,825	¥(10,155)	¥-	¥15,110

For the Fiscal Year Ended March 31, 2006:
Allowance for doubtful accounts	¥7,724	¥5,716	¥ (-)	¥-	¥13,440

For the Fiscal Year Ended March 31, 2005:
Allowance for doubtful accounts	¥7,724	¥3,650	¥(3,650)	¥-	¥7,724

ECOSS INC.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this amendment to the registration statement on its behalf.

ECOSS INC. (Registrant)

Dated December 28, 2007	By: /s/ Chihiro Tsuyuki
Chihiro Tsuyuki Chief Executive and Financial Officer