Form 20-F
period 2007-03-31
Ecoss Inc.
filed 2008-05-30
CIK 1363731

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2007

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

Yes ☐  No ☒

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

Yes ☐  No ☒

The Registrant failed to file its Annual Report on Form 20-F for the year ended March 31, 2007 as it was still in the process of responding to comments from the Commission on its Form 20-F Registration Statement.  As such, this Form 20-F Annual Report includes disclosures as of the required filing date of the Form 20-F, September 30, 2007, unless otherwise disclosed.

Item 10. Additional Information	47
A. Share Capital	47
B. Memorandum and Articles of Association	47
C. Material Contracts	47
D. Exchange Controls	47
E. Taxation	47
F. Dividends and Paying Agents	51
G. Statement by Experts	51
H. Documents on Display	51
I. Subsidiary Information	52
Item 11. Quantitative and Qualitative Disclosures about Market Risk	52
Item 12. Description of Securities Other than Equity Securities	52
PART II	52
Item 13. Defaults, Dividend Arrearages and Delinquencies	52
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds	52
Item 15. Controls and Procedures	52
Item 16A. Audit Committee Financial Expert	52
Item 16B. Code of Ethics	52
Item 16C. Principal Accountant Fees and Services	52
Item 16D. Exemptions from the Listing Standards for Audit Committees	53
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers	53
PART III	53
Item 17. Financial Statements	53
Item 18. Financial Statements	53
Item 19. Exhibits	53

Certain Defined Terms

As used in this Report, unless otherwise specified, references to “ECOSS,” “we,” “us” and “our” refer to ECOSS Inc.

Also, as used in this Report:

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

•

On March 30, 2007, the noon buying rate for yen in New York City as reported by the Federal Reserve Bank of New York was ¥117.56 = US$1.

FORWARD-LOOKING INFORMATION

This Report contains forward-looking statements and information relating to Ecoss that are based on beliefs of its management as well as assumptions made by and information currently available to Ecoss Inc. When used in this Report, the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” and “should” and similar expressions, as they relate to Ecoss or its management, are intended to identify forward-looking statements. Such statements reflect the current views and assumptions of the Company with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of Ecoss to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by Ecoss’s targeted customers, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this filing. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, intended, planned or projected. Ecoss Inc. does not intend or assume any obligation to update these forward-looking statements.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected Financial Data

The following selected financial data should be read in conjunction with Item 5, “Operating and Financial Review and Prospects” of this Report and our financial statements and the notes to the financial statements beginning on page F-1. The statements of operations data and per share data for the fiscal years ended March 31, 2007, 2006 and 2005 and the balance sheet data as of March 31, 2007 and 2006 are derived from our audited financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), included elsewhere in this Report. The statements of operations data and per share data for the fiscal years ended March 31, 2004 and 2003 and the balance sheet data as of March 31, 2004 and 2003 were omitted due to the fact that such information cannot be provided, or cannot be provided on a restated basis, without unreasonable effort or expense.

Statements of Operations Data:

ECOSS INC.

STATEMENTS OF OPERATIONS

(In thousands of Japanese Yen, except share and per share data)

For the Fiscal Years Ended

	March 31,
	2007	2006	2005
		(Restated)	(Restated)
NET REVENUES
System integrations	¥2,209,981	¥2,152,248	¥1,396,985
Software licenses	13,031	3,640	24,550
Royalties	-	4,498	4,781
Maintenance and support	8,265	10,637	19,306
Outsourcing services	21,272	177,282	136,710

Total net revenues	2,252,549	2,348,305	1,582,332

COST OF GOODS SOLD
System integrations	2,246,173	1,950,911	1,296,289
Maintenance and support	1,344	1,272	3,918
Outsourcing services	20,802	137,023	15,508

Total cost of goods sold	2,268,319	2,089,206	1,315,715

GROSS PROFIT	(15,770)	259,099	266,617

OPERATING EXPENSES:
Research and development	58,947	49,688	71,833
Selling, general and administrative expenses	285,563	310,604	267,212
Impairment of software development costs	18,337	10,000	88,431

Total operating expenses	362,847	370,292	427,476

LOSS FROM OPERATIONS	(378,617)	(111,193)	(160,859)

OTHER INCOME (EXPENSE):
Interest expense, net	(7,904)	(34,358)	(18,838)
Realized holding losses from interest swap, net	(4)	(9)	(123)
Gain (loss) from disposal of property and equipment	-	3,299	-
Other income (expense)	(17,365)	(900)	506

Total other income (expense)	(25,273)	(31,968)	(18,455)

LOSS BEFORE INCOME TAXES	(403,890)	(143,161)	(179,314)

INCOME TAXES	1,900	3,078	3,140

NET LOSS	¥(405,790)	¥(146,239)	¥(182,454)

NET LOSS PER COMMON SHARE:
Basic	¥(6,524)	¥(2,443)	¥(5,039)
Diluted	¥(6,524)	¥(2,443)	¥(5,039)

Weighted average number of common shares outstanding:
Basic	62,197	59,861	36,209
Diluted	62,197	59,861	36,209

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

COMMITMENTS AND CONTINGENCIES

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

Exchange Rates

Unless otherwise noted, the rate presented below per U.S. $1.00 was the noon buying rate for yen in New York City as reported by the Federal Reserve Bank of New York on the date of our most recent balance sheet contained in this Report. Translations do not imply that the yen amounts actually represent, or have been or could be converted into, equivalent amounts in U.S. dollars.

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

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

You should carefully consider the following information, together with the other information contained in this Report on Form 20-F, including our financial statements and related notes. The occurrence of any of the following risks could hurt our business, financial condition or results of operations. Other risks and uncertainties not now known to us or that we think are immaterial may also impair our business.

Risks Related to our Business

We have incurred significant operating losses in each of our last three fiscal years. Our independent registered public accountants have issued their opinion in connection with our financial statements with an explanatory paragraph that expresses substantial doubt about our ability to continue as a going concern.

We have incurred recurring operating losses of ¥405,790 thousand, ¥146,239 thousand and ¥182,454 thousand for the fiscal years ended March 31, 2007, 2006 and 2005, respectively. We had a working capital deficiency of ¥52,786 thousand and an accumulated deficit of ¥2,127,784 thousand as of March 31, 2007, respectively. Our stockholders’ equity at March 31, 2007 was ¥24,172 thousand. As a result, our independent registered public accounting firm has issued their opinion with an explanatory paragraph in connection with our financial statements included in this Report that expresses substantial doubt about our ability to continue as a going concern in the absence of additional revenues from operations or external financing. While the Company is attempting to produce sufficient sales, the Company’s cash position may not be sufficient to support the Company’s daily operations.  Management intends to attempt to raise additional funds by way of a public or private offering.  While the Company believes in the viability of its strategy to produce sales volume and in its ability to raise additional funds, there can be no assurances to that effect. The ability of the Company to continue as a going concern is dependent upon the Company’s ability to further implement its business plan and generate sufficient revenues. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.  Management believes that the actions presently being taken to further implement its business plan and generate revenues provide the opportunity for the Company to continue as a going concern.

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

Chihiro Tsuyuki and his affiliate owned 64.84% of our outstanding shares at March 31, 2008.  He is also one of our most significant creditors to the extent of ¥57,164 thousand at March 31, 2008.  As such, Mr. Tsuyuki exercises substantial control over us.  As a consequence of his significant shareholdings, if shareholders who own at least 2.285% of our outstanding shares, other than Mr. Tsuyuki, are not in attendance at a shareholders’ meeting, he, acting alone, could compel us, among other matters, to amend our articles of incorporation, remove our corporate auditor, effectuate the sale or other disposition of all or substantially all of our business, issue authorized but unissued shares at prices of his choice, and compel our dissolution. He may take these actions and others that are in his best interests, which may not be in our interest or that of other shareholders.

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

We anticipate that our common stock will be traded on the OTC Bulletin Board following the effectiveness of this Report, although we can give no assurance as to the establishment of any such trading market or, if so established, its strength or continuity. It is likely that we would encounter:

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

Item 4. Information on the Company

A. History and Development of the Company

Introduction

ECOSS Inc. was incorporated in Japan in June 1996 as a joint stock corporation (“kabushiki kaisha”). Our offices are located at 2-3-5 Ohashi, Barbizon 41, 3F, Meguro-ku, Tokyo Japan 153-0044, and our telephone number is 81 3 5790-6600. Our website address is http://www.ecoss.co.jp. Information contained in our website does not constitute part of this Report on Form 20-F.

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

Our fee structure for our systems integration projects is based upon its complexity and scale. We generally bill our clients for these services on a fixed fee basis.  We will recognize revenue when the related hardware is delivered to the customer, system integration is installed, a “Certificate of Acceptance” is received from the client, and there are either no unfulfilled Company obligations or obligations that will not affect the customer’s final acceptance of the arrangement.  Any cost of these obligations is accrued when the corresponding revenue is recognized.

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

Royalties from Site Agency and Advertising Agency Web Hosting Services and Resale of Third Party Software

We offer our clients site agency and advertising agency web hosting services, under which we receive a royalty as a percentage of net revenues.  Our royalty related to our web hosting services include:

• “Let’s Meeting” settlement maintenance

ECOSS provides maintenance and client support of the back office server for settlement of “Let’s Meeting” client usage. “Let’s Meeting” is a web-enabled real-time conferencing service provided by NTT Marketing Act Chugoku (“NTT”). Payment details are calculated for each individual client, and then sent to NTT for billing to telephone clients. Royalties are received in exchange for our services.

•Site agency services

We provide site operations, technical support, and advertising agency services for a news and entertainment website.  We receive a percentage of each client’s total billing in exchange for our services, ranging from 6% to 32%.

•Advertising agency services

We provide Internet and print media advertising agency services for a number of clients. We receive a percentage of each client’s total billing in exchange for our services, ranging from 6% to 32%.

• Disaster-proof telecom service

We are the exclusive master distributor and sales agent of the TeleContinuity, Inc. Technology Platform in Japan. TeleContinuity is a U.S. company which provides telephone restoration services designed to mitigate business disruption resulting from natural disasters and other catastrophic events. We currently market this service solely in Japan, as well as provide technical implementation and support services, under an agreement entered into in October 2007, which continues for an indefinite term.  We will receive a percentage share of all revenues that are derived by TeleContinuity from sales of its services that we initiate. We also have the excusive right to negotiate with partners to act as distributors and sales agents in Japan. Revenues after distributors or sales agents have deducted their fee will be shared equally (50-50) with TeleContinuity.

Maintenance and Support

The Company provides maintenance and support services on an incident basis for products that do not have upgrade rights, when the upgrade is available, known as post-contract customer support (PCS) requirements.  One incident is defined as a single issue or problem that a client seeks to resolve. Customarily, requests for support are submitted by email. Clients are charged on a per incident basis.

•  Commercial Web Hosting Services

We also provide commercial web hosting services for a number of our clients on a flat fee basis.  The Company recognizes revenues ratably over the hosting period under the flat fee arrangements.

Clients

Our clients are predominantly systems integrators, Internet service providers (ISPs), portal site operators and content providers, substantially all of which are located in Japan. We had 55 active clients as of March 31, 2008. Representative clients include P.G.C.D. INC., WARNER ENTERTAINMENT JAPAN INC. and Telecontinuity, Inc. (client located in the U.S.).

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

Employees

As of March 31, 2008 we had a total of 13 full-time and 0 part-time employees, of whom:

• 5 were in research and development;

• 6 were in sales, marketing and customer support; and

• 2 were in finance, accounting and administration.

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

Item 5. Operating and Financial Review and Prospects

A. Operating Results

ECOSS INC.

STATEMENTS OF OPERATIONS

(In thousands of Japanese Yen, except share and per share data)

For the Fiscal Years Ended

	March 31,
	2007	2006	2005
		(Restated)	(Restated)
NET REVENUES
System integrations	¥2,209,981	¥2,152,248	¥1,396,985
Software licenses	13,031	3,640	24,550
Royalties	-	4,498	4,781
Maintenance and support	8,265	10,637	19,306
Outsourcing services	21,272	177,282	136,710

Total net revenues	2,252,549	2,348,305	1,582,332

COST OF GOODS SOLD
System integrations	2,246,173	1,950,911	1,296,289
Maintenance and support	1,344	1,272	3,918
Outsourcing services	20,802	137,023	15,508

Total cost of goods sold	2,268,319	2,089,206	1,315,715

GROSS PROFIT	(15,770)	259,099	266,617

OPERATING EXPENSES:
Research and development	58,947	49,688	71,833
Selling, general and administrative expenses	285,563	310,604	267,212
Impairment of software development costs	18,337	10,000	88,431

Total operating expenses	362,847	370,292	427,476

LOSS FROM OPERATIONS	(378,617)	(111,193)	(160,859)

OTHER INCOME (EXPENSE):
Interest expense, net	(7,904)	(34,358)	(18,838)
Realized holding losses from interest swap, net	(4)	(9)	(123)
Gain (loss) from disposal of property and equipment	-	3,299	-
Other income (expense)	(17,365)	(900)	506

Total other income (expense)	(25,273)	(31,968)	(18,455)

LOSS BEFORE INCOME TAXES	(403,890)	(143,161)	(179,314)

INCOME TAXES	1,900	3,078	3,140

NET LOSS	¥(405,790)	¥(146,239)	¥(182,454)

NET LOSS PER COMMON SHARE:
Basic	¥(6,524)	¥(2,443)	¥(5,039)
Diluted	¥(6,524)	¥(2,443)	¥(5,039)

Weighted average number of common shares outstanding:
Basic	62,197	59,861	36,209
Diluted	62,197	59,861	36,209

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

System Integrations. System integrations cost of sales increased ¥295,262 thousand or 15.1% to ¥2,246,173 thousand for the fiscal year ended March 31, 2007 from ¥1,950,911 thousand for the fiscal year ended March 31, 2006. This increase was attributable to an increase in system integration costs primarily associated with a significant increase in revenue from system integration. The Company incurred a gross loss for the year, due to the fact that our largest job had cost overruns of ¥74,038 since the Company (1) acts as principal contractor in the transaction, (2) takes title to the products, and (3) has risks and rewards of ownership, such as the risk of loss for collection, delivery, or returns for all of our system integration services.

Maintenance and Support. Maintenance and support cost of sales increased ¥72 thousand or 5.7% to ¥1,344 thousand for the fiscal year ended March 31, 2007 from ¥1,272 thousand for the fiscal year ended March 31, 2006.

Outsourcing Services. Outsourcing services cost of sales decreased ¥116,221 thousand or 84.8% to ¥20,802 thousand for the fiscal year ended March 31, 2007 from ¥137,023 thousand for the fiscal year ended March 31, 2006.  As noted in the Net sales from outsourcing services above, this was attributable to the lack of services to 4 large-scale customers in the fiscal year ended March 31, 2007, which had totaled ¥91,229 or 66.6% for the fiscal year ended March 31, 2006.

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

System Integrations. System integrations cost of sales increased ¥654,622 thousand or 50.5% to ¥1,950,911 thousand for the fiscal year ended March 31, 2006 from ¥1,296,289 thousand for the fiscal year ended March 31, 2005. This increase was attributable to an increase in system integration costs primarily associated with a significant increase in revenue from system integration.

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

The United States Securities and Exchange Commission (“SEC”) Financial Reporting Release No. 60 (“FR-60”) requires all companies to include a discussion of critical accounting policies or methods used in the preparation of financial statements.  We have discussed the development and selection of critical accounting policies and estimates with our directors and statutory auditor, and our directors and statutory auditor have reviewed the disclosure relating to these, which are included in this “Operating and Financial Review and Prospects” and elsewhere in this Report. We believe that of our significant accounting policies (more fully described in Note 2 to the financial statements), which are particularly important to our results of operations and financial position and may require the application of a higher level of judgment by our management, and as a result are subject to an inherent degree of uncertainty. While there are a number of accounting policies, methods and estimates affecting our financial statements, areas that are particularly significant include:

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

System integrations – Systems integration services include project planning, system design, custom applications development, and network development, as well as the sales of hardware related to systems integration. Revenue from system integration sales is recognized when related hardware is delivered to the customer, system integration is installed, “Certificate of Acceptance” is received from the client, and there are either no unfulfilled Company obligations or any obligations that will affect the customer's final acceptance of the arrangement. Any cost of these obligations is accrued when the corresponding revenue is recognized. The Company follows the Financial Accounting Standards Board Emerging Issues Task Force Issue 99-19 “Reporting Revenue Gross as a Principal versus Net as an Agent”  (“EITF Issue 99-19”) for revenue recognition to report revenue gross as a principal for its system integration services since the Company (1) acts as principal contractor in the transaction, (2) takes title to the products, (3) has risks and rewards of ownership, such as the risk of loss for collection, delivery, or returns, and (4) does not act as an agent or broker (including performing services, in substance, as an agent or broker) with compensation on a commission or fee basis on any of its system integration projects.

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

Royalties from site agency and advertising agency web hosting services – The Company has royalty contracts with certain clients, under which the Company receives royalty payments as a percentage of net revenues generated by the clients. Royalties are calculated on either a monthly basis or a quarterly basis depending upon the royalty contract, and a royalty report detailing net revenues generated by the client during the reporting period and applicable royalty rate as well as royalty payment is due 30 days after the last day of the reporting period. The Company recognizes revenues upon receipts of royalty report. If the Company determines that collection of a fee is not reasonably assured, the Company defers the fee and recognizes revenue at the time collection becomes reasonably assured, which is generally upon receipt of cash.

Maintenance and support – The Company provides maintenance and support services on an incident basis for products that do not have upgrade rights, when the upgrade is available, known as post-contract customer support (PCS) requirements. The persuasive evidence of an arrangement is obtained via the execution of a Service Agreement between the Company and the customer.  Commencing April 1, 2007, initial set-up fees will be recognized over the period in which the maintenance and support services are performed.  Revenue from time and service contracts is recognized as the services are provided.

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

Software sales with upgrade right -  The Company sells certain software products with free upgrade rights, when the upgrade is available, known as post-contract customer support (PCS), and accounts for these transactions in accordance with the American Institute of Certified Public Accountants Statement of Position 97-2 “Software Revenue Recognition,” as amended (“SOP 97-2”).  Revenue is allocated to Software and PCS elements based on vendor-specific objective evidence (“VSOE”) of fair value, regardless of any separate prices stated within the contract for each element.  VSOE of the fair value is based upon the price charged when the element is sold separately.  The fair value of the only undelivered element, the PCS, is determined by reference to the price the customer will be required to pay when it is sold separately (that is, the renewal rate).  The upgrade right, which is included in the PCS does not get allocated a piece of the discount, if a discount is offered.  If sufficient vendor-specific evidence exists to reasonably estimate the percentage of customers that are not expected to exercise the upgrade right, the fee allocated to the upgrade right is reduced to reflect that percentage.  The Company periodically reviews this estimated percentage and accounts for the effect of any change in that percentage as a change in accounting estimate.  The Company prices its software and PCS based on multiple purchase volume factors such as the number of products and the number of users. The amount allocated to the same element when sold separately takes into consideration those multiple purchase volume factors accordingly.  The Company recognizes the portion of fees allocated to software when the software has been delivered to the customer and the portion of the fee allocated to PCS as revenue ratably over the term of the PCS arrangement unless sufficient vendor-specific historical evidence exists demonstrating that costs to provide PCS are incurred on other than a straight-line basis provided the collection of the resulting receivable is reasonably assured.

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

The fair value of each option award is estimated on the date of grant using a Black-Scholes option-pricing valuation model. The ranges of assumptions for inputs shown in the table above for fiscal 2007 are as follows:

•The expected volatility is based on a combination of the historical volatility of the comparable companies’ stock over the contractual life of the options.

•The Company uses historical data to estimate employee termination behavior. The expected life of options granted is derived from SAB 107 and represents the period of time the options are expected to be outstanding.

•The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for periods within the contractual life of the option.

•The expected dividend yield is based on the Company’s current dividend yield as the best estimate of projected dividend yield for periods within the contractual life of the option.

The valuation of the underlying common stock used to determine the fair value of the stock options was based on a retrospective valuation as defined by the AICPA Practice Aid “Valuation of Privately-Held-Company Equity Securities Issued as Compensation” (the “Practice Aid”).  The Company obtained such valuation from an unrelated valuation specialist for the fair value of its common stock at March 8, 2006, the date of grant.

The following significant factors were considered in performing a valuation: (a) milestones achieved by the Company, (b) the state of the industry and the economy, (c) experience and competence of management team, board of directors and our work force, (d) marketplace and major competitors, (e) barriers to entry, (f) existence of proprietary technology, product, or service, (g) customer and vendor characteristics, (h) strategic relationships with major suppliers or customers, (i) enterprise cost structure and financial condition, and (j) risk factors faced by the enterprise, among other qualitative and quantitative factors.

The Discounted Cash Flows (“DCF”) method was used to determine the fair value with the following assumptions applied (i) the Company’s business plan for the fiscal years ending March 31, 2007 through 2010, 3% growth rate in perpetuity for the fiscal year ending March 31, 2011 and thereafter; (ii) depreciation of fixed assets and amortization of capitalized software development cost excluded from the calculation of free cash flows, (iii) capital expenditure (“CAPEX”) being the same as that of the fiscal year ended March 31, 2006, (iv) Weighted average cost of capital (“WACC”) used as discount rate for DCF Method.

Management, under the advisement of KDA, the Company’s previous accountants, was not made aware that there were alternative valuation methods, i.e. Level A “Fair value as determined in a contemporaneous valuation by an unrelated valuation specialist” vs. Level B “Fair value as determined in a retrospective valuation by an unrelated valuation specialist” as defined by the Practice Aid.  Therefore the Company instructed unrelated valuation specialist to value the common stock under the only method it was aware of, Level B “Fair value as determined in a retrospective valuation by an unrelated valuation specialist”.

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

Recently Issued Accounting Pronouncements under U.S. GAAP

On June 5, 2003, the United States Securities and Exchange Commission (“SEC”) adopted final rules under Section 404 of the Sarbanes-Oxley Act of 2002 (“Section 404”), as amended by SEC Release No. 33-8889 on February 1, 2008.  Commencing with its annual report for the fiscal year ending March 31, 2009, the Company will be required to include a report of management on our internal control over financial reporting. The internal control report must include a statement

•of management ’ s responsibility for establishing and maintaining adequate internal control over our financial reporting;

•of management ’ s assessment of the effectiveness of our internal control over financial reporting as of year end; and

•of the framework used by management to evaluate the effectiveness of our internal control over financial reporting.

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

Our working capital needs are for the funding of operations and the repayment of debt. We expended cash at approximately ¥37,223 thousand per month through March 31, 2008.  We anticipate that our cash expenditures from April 1, 2008 through March 31, 2009, inclusive of indebtedness repayment and interest thereon, will increase to an average ¥67,916 thousand per month for the reasons set forth below.

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

We had minimal capital expenditures in each of the three fiscal years ended March 31, 2008 and we do not anticipate the need for any significant capital expenditures or major research and development expenditures during the next 12 months.

Our working capital needs for the fiscal year ending March 31, 2008 are to sustain and grow our operations and to repay our outstanding indebtedness and interest thereon.

We anticipate that we will have to repay an aggregate of ¥187,164 thousand of indebtedness during the fiscal year ending March 31, 2009. We also expect a significant increase in sales and marketing expenditures related to our new ECOSS Solutions M3 Blog product, in order to gain acceptance in the blog systems market.

As reflected in the accompanying financial statements, the Company had an accumulated deficit of ¥2,127,784 thousand and a working capital deficiency of ¥52,786 thousand at March 31, 2007 and had a net loss from operations and cash used in operations of ¥405,790 thousand and ¥277,979 thousand for the fiscal year ended March 31, 2007, respectively. These conditions raise substantial doubt about our ability to continue as a going concern.

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

E. Off-Balance Sheet Arrangements

On January 1, 2004, the Company guaranteed a financial institution a capital lease in the amount of ¥6,105 thousand on behalf of Mr. Tsuyuki, maturing on December 1, 2008. The remaining balance of the guarantee was ¥1,112 thousand at March 31, 2008.

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

(1) Unsecured

(2) Secured

(3) Guaranteed

(4) Not guaranteed

G.  Safe Harbor

Not applicable.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The following table provides information about our directors, executive officers and corporate statutory auditor as of March 31, 2008:

		Current term as Director or Statutory Auditor	Initial date of appointment as executive officer, director or statutory	Shares of common stock owned
Name	Position	Expires	auditor	Number		Percentage
Chihiro Tsuyuki	President, Chief Executive Officer, Chief Financial Officer and Director	June 2008	1996	46,620	(1)(2)	58.10%

Akihiro Mabuchi	Director	June 2008	2002	31	(3)	0.04%
Masao Tejima	Director	June 2008	2001	31	(3)	0.04%
Jun Izuha	Statutory Auditor	June 2008	2003	61	(5)	0.08%
Officers, directors and statutory auditor as a group (four persons)				46,743		58.26%

(1) Includes shares owned by an entity controlled by Mr. Tsuyuki.

(2) Includes 1,000 shares issuable upon exercise of options.

(3) Represents shares issuable upon exercise of options.

(4) Includes 78 shares issuable upon exercise of options.

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

E.  Share Ownership

Mr. Tsuyuki, our President, Chief Executive Officer, Chief Financial Officer and Director, holds options to acquire 1,000 of our ordinary shares, exercisable at ¥10,000 per share, which will expire on March 7, 2015. Mr. Sugimoto, our Chief Technology Officer, held options to acquire 78 of our ordinary shares, and Messrs. Mabuchi and Tejima, who are directors of the company, held options to acquire 31 of our ordinary shares. Mr. Izuha, who is a corporate statutory auditor of the company, holds options to acquire 61 of our ordinary shares, all upon like terms as Mr. Tsuyuki.  Options to acquire an aggregate of 876 of our ordinary shares are held by 22 of our employees, also on like terms as Mr. Tsuyuki. These options were granted on March 8, 2006. Options could not be exercised until March 9, 2008.

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

	Shares of common stock beneficially owned as of March 31, 2008
	Number	Percentage
Chihiro Tsuyuki	33,897	(1)(6)	42.24%
EFC Co., Ltd.	12,723	(2)(6)	15.86%

Akihiro Mabuchi	31	(3)(6)	0.04%
Masao Tejima	31	(3)(6)	0.04%
Jun Izuha	61	(4)(6)	0.08%
SEM Ltd.	8,000	(5)	10.13%

Directors, statutory auditor and executive officers as a group (four persons)	46,743	(6)	58.26%

(1) Includes 1,000 shares issuable upon exercise of stock options.

(2) EFC Co., Ltd. is an entity that is controlled by Mr. Tsuyuki.

(3) Represents shares issuable upon exercise of options.

 (4) Includes 31 shares issuable upon exercise of options.

(5) Includes 8,000 shares issuable upon exercise of stock options. These options may be exercised at any time.

(6) Directors, statutory auditor and executive officers.

Our major shareholders have the same voting rights as other shareholders of our common stock. We are not controlled directly or indirectly by any other entity and are not aware of any arrangement to effect a change in control of us.

According to our stockholders’ register, as of March 31, 2008 there were 422 record-holders of our common stock, none of which were U.S. shareholders.

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

On July 24, 2006, Mr. Tsuyuki acquired our promissory note in the principal amount of ¥240,000 thousand, bearing interest thereon at the rate of 4% per annum, as well as delinquency charges of ¥25,223 thousand, from an unrelated finance company, such institution having acquired this note by assignment on April 28, 2006 from Mizuho Corporate Bank. On July 31, 2006, Mr. Chihiro Tsuyuki, relieved ¥212,223 thousand of his newly-acquired claims to the Company thus reducing the balance to ¥53,000 thousand due July 30, 2008. This extinguishment of debt was recorded as other income – forgiveness of debt in the statutory books of the Company. The accompanying financial statements reflect necessary adjustments to reflect the forgiveness of debt from the stockholder as additional paid-in capital, and not other income, to present the financials in conformity with U.S. GAAP. On March 30, 2007, Mr. Tsuyuki converted ¥50,000 thousand of the note to 1,000 shares of our common stock at ¥50,000 per share thus further reducing the balance to ¥3,000 thousand due July 30, 2008.  On March 31, 2008, Mr. Tsuyuki converted the remaining ¥3,000 thousand of the note to 60 shares of our common stock at ¥50,000 per share.

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

Except as described above and as disclosed in the accompanying financial statements Note 26 Subsequent Events included elsewhere in this report, since March 31, 2007, there has been no transaction with or loan between us and any enterprise that directly or indirectly controls, is controlled by, or is in common control with us; any director, officer, statutory auditor, associate or family member of any of the preceding or any enterprise over which such person directly or indirectly is able to exercise significant influence;

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

B.  Significant Changes

Except as otherwise disclosed in this Form 20-F, there has been no significant change in our financial condition since March 31, 2007, the date of our last audited financial statements.

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

Not applicable.

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

Delaware law also permits corporations to adopt a provision in their articles of incorporation eliminating the liability of directors to the fullest extent permissible under Delaware law, as such law exists currently or as it may be amended in the future.  Under Delaware law, such provision may not eliminate or limit director monetary liability for:

•Breaches of the director’s duty of loyalty to the corporation or its shareholders;

•Acts or omissions not in good faith or involving intentional misconduct or knowing violations of law;

•The payment of unlawful dividends or unlawful stock repurchases or redemptions; or

•Transactions in which the director received an improper personal benefit.

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

Shareholder Derivative Suits.  Under the CLJ, shareholders are entitled to request that a corporation initiate a suit seeking liability against directors who have violated or neglected their duties.  Shareholders who hold this right are:

•In the case of a publicly listed company, shareholders who have continuously held the shares for six months;

•In the case of non-listed companies, shareholders who are simply shareholders at that point in time.

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

Our Articles of Incorporation currently contain a provision which requires that our board of directors approve all transfers of our shares. We intend to submit a proposal to our shareholders to repeal this provision as soon as practicable after the effective date of our Registration Statement. As our President, Chihiro Tsuyuki, who, together with his affiliate, owns or controls 64.85% of our issued and outstanding shares, has indicated that he shall, and shall cause his affiliate to vote in favor of this proposal, its adoption is a virtual certainty.

Transfer Agent

The transfer agent for our common stock is Mitsubishi UFJ Trust and Banking Corporation, Tokyo, Japan. We intend to appoint an additional transfer agent for our common stock in the United States of America as soon as practicable after the effective date of our Registration Statement.

C. Material Contracts

Other than contracts entered into in the ordinary course of business, we have not entered into any contracts which may be deemed material for the two years preceding the date of our registration statement.

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

The Securities and Exchange Commission maintains a website at www.sec.gov that contains reports and other information regarding us and other registrants that file electronically with the Securities and Exchange Commission. You may read and copy any document we file with the Securities and Exchange Commission at the Securities and Exchange Commission’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of its public reference room. In addition, you may also inspect reports filed with the United States Securities and Exchange Commission and other information at our Tokyo offices, located at 2-3-5 Ohashi, Barbizon 41, 3F, Meguro-ku, Tokyo 153-0044, Japan. Some of this information may also be found on our website at http://www.ecoss.co.jp. This information is not incorporated by reference into this filing.

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

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15T. Controls and Procedures

(a) Evaluation of disclosure controls and procedures. Our Chief Executive Officer and Principal Financial Officer, after evaluating the effectiveness of our "disclosure controls and procedures" (as defined in the Securities Exchange Act of 1934 Rules 13a-15(e) and 15d-15(e)) as of the end of the period covered by this Annual Report on Form 20-F (the "Evaluation Date"), has concluded that as of the Evaluation Date, our disclosure controls and procedures are effective to provide reasonable assurance that information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Accounting Officer, as appropriate, to allow timely decisions regarding required disclosure.

(b) Changes in internal control over financial reporting. There were no changes in the Company's internal control over financial reporting during the fourth fiscal quarter that materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the Company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

Item 16A.  Audit Committee Financial Expert

The Company does not have an Audit Committee or an Audit Committee Financial Expert.  Moving forward, the Company plans to appoint an Audit Committee and appoint an Audit Committee Financial Expert to such committee when it is required to do so.  As the Company does not currently trade its common stock on any market or exchange, the Company does not believe that it is required to have an Audit Committee.

Item 16B.  Code of Ethics

The Company does not have a code of ethics.

Item 16C.  Principal Accountant Fees and Services

Policy on Pre-Approval of Audit and Non-Audit Services of Independent Auditors

We currently do not have an audit committee. However, our board of directors has pre-approved all audit and non-audit services of its independent registered public accounting firm.  No services were provided for which pre-approval was waived pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

Fees and Services

The following table discloses the aggregate fees billed or paid to our principal accountant for each of the last two fiscal years and briefly describes the services performed:

	Fiscal Year Ended March 31
	2007		2006
	(In thousands of yen)
Audit fees	¥13,405	*	¥9,500
Audit-related fees	-		-
Tax fees	-		-
All other fees	-		-

Total	¥13,405		¥9,500

* Equivalent amounts in Japanese Yen based on the noon buying rate for yen in New York City as reported by the Federal Reserve Bank of New York on the date of invoice.

Audit fees include fees billed for professional services rendered for audits of our financial statements, limited review procedures of semi-annual financial information, statutory and regulatory audits of the Company.

Audit-related fees include fees billed for assurance and related services such as due diligence, accounting consultations and audits in connection with mergers and acquisitions, employee benefit plan audits, internal control reviews, and consultations concerning financial accounting and reporting standards.

Tax fees include fees billed for services related to tax compliance, including the preparation of tax returns and claims for refund, tax planning and tax advice, including assistance with tax audits and appeals, advice related to mergers and acquisitions, tax services for employee benefit plans and assistance with respect to requests for rulings from tax authorities.

All other fees include fees billed primarily for services rendered with respect to learning products and services.

KDA Audit Corporation served as our principal accountant for fiscal 2006 and 2005.

Item 16D.  Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.  Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

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

2.4   Certificate of Share Subscription dated February 21, 2005 by Chihiro Tsuyuki (2)

2.5   Certificate of Share Subscription dated March 8, 2006 by EFC Co., Ltd. (2)

2.6   Stocks Undertaking Agreement dated March 28, 2007 between ECOSS, Inc. and Chihiro Tsuyuki (4)

2.7   Stocks Undertaking Agreement dated March 28, 2007 between ECOSS, Inc. and EFC Co., Ltd. (4)

2.8   Stocks Undertaking Agreement dated March 28, 2008 between ECOSS, Inc. and Chihiro Tsuyuki (5)

2.9   Stocks Undertaking Agreement dated March 28, 2008 between ECOSS, Inc. and EFC Co., Ltd. (5)

8.1   Subsidiaries (5)

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

10.60 Loan Agreement dated September 21, 2007 between ECOSS, Inc. and EFC Co., Ltd. (4)

10.61 Loan Agreement dated October 5, 2007 between ECOSS, Inc. and EFC Co., Ltd. (4)

10.62 Loan Agreement dated October 10, 2007 between ECOSS, Inc. and EFC Co., Ltd. (4)

10.63 Loan Agreement dated October 31, 2007 between ECOSS, Inc. and EFC Co., Ltd. (4)

10.64 Loan Agreement dated November 16, 2007 between ECOSS, Inc. and EFC Co., Ltd. (5)

10.65 Loan Agreement dated December 6, 2007 between ECOSS, Inc. and EFC Co., Ltd. (5)

10.66 Loan Agreement dated December 28, 2007 between ECOSS, Inc. and EFC Co., Ltd. (5)

10.67 Loan Agreement dated January 4, 2008 between ECOSS, Inc. and EFC Co., Ltd. (5)

10.68 Loan Agreement dated January 16, 2008 between ECOSS, Inc. and EFC Co., Ltd. (5)

10.69 Loan Agreement dated February 29, 2008 between ECOSS, Inc. and EFC Co., Ltd. (5)

10.70 Loan Agreement dated March 4, 2008 between ECOSS, Inc. and EFC Co., Ltd. (5)

10.71 Loan Agreement dated March 18, 2008 between ECOSS, Inc. and EFC Co., Ltd. (5)

12     Certification of Chief Executive Officer and Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (5)

13     Certification of Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant To Section 906 Of The Sarbanes-Oxley Act Of 2002 (5)

16.1   Letter from KDA Audit Corporation (3)

(1) Filed as exhibits to our Form 20-F filed with the Commission on September 29, 2006, and incorporated herein by reference.

(2) Filed as exhibits to our Form 20-FA, filed with the Commission on January 12, 2007, and incorporated herein by reference.

(3) Filed as an exhibit to our Report on Form 6-K, filed with the Commission on October 5, 2007, and incorporated herein by reference.

(4) Filed as an exhibit to our Report on Form 20-FA, filed with the Commission on December 31, 2007, and incorporated herein by reference.

(5) Filed herewith.

We have not included as exhibits certain instruments with respect to our long-term debt. The amount of debt authorized under each long-term debt instrument does not exceed 10% of our total assets. We agree to furnish a copy of any long-term debt instrument to the Commission upon request.

ECOSS INC.

FINANCIAL STATEMENTS

March 31, 2007 and 2006

INDEX TO FINANCIAL STATEMENTS

Contents	Page(s)
Report of Independent Registered Public Accounting Firm	F-2
Balance Sheets at March 31, 2007 and 2006	F-3
Statements of Operations for the fiscal years ended March 31, 2007, 2006 and 2005	F-5
Statements of Stockholders' Equity (Deficit) for the fiscal years ended
March 31, 2007, 2006 and 2005	F-7
Statements of Cash Flows for the fiscal years ended March 31, 2007, 2006 and 2005	F-8
Notes to the Financial Statements	F-10
Schedule
Schedule II Valuation and Qualifying Accounts for the fiscal years ended
December 31, 2007, 2006 and 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

ECOSS Inc.

Tokyo, Japan

We have audited the accompanying balance sheets of Ecoss Inc. (“ECOSS”, or the “Company”) as of March 31, 2007 and 2006, and the related statements of operations, stockholders’ equity (deficit) and cash flows for each of the three fiscal years in the period ended March 31, 2007, all expressed in Japanese yen. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

The Company’s balance sheets as of March 31, 2006 and 2005, and the related statements of operations, stockholders’ deficit and cash flows for each of the three fiscal years in the period ended March 31, 2006 have been restated.  The restatements of the financial statements are described in Note 3.

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

/s/Li & Company, PC

Li & Company, PC

Skillman, New Jersey

December 27, 2007

ECOSS INC.

BALANCE SHEETS

(In thousands of Japanese Yen, except share data)

	March 31,
	2007	2006	2005
		(Restated)	(Restated)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	¥10,008	¥47,413	¥33,742
Accounts receivable, net	388,584	954,384	182,789
Prepayments and other current assets	276,800	610,662	42,511

Total Current Assets	675,392	1,612,459	259,042

PROPERTY AND EQUIPMENT, net	16,112	17,915	32,121

SOFTWARE DEVELOPMENT COSTS, net	26,252	39,297	33,189

TRADEMARK, net	492	577	663

SECURITY DEPOSITS	37,368	37,368	37,660

PREPAID LOAN GUARANTEE FEES, net	99	488	899

Total Assets	¥755,715	¥1,708,104	¥363,574

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
CURRENT LIABILITIES:
Loans payable	¥100,000	¥20,000	¥70,000
Loans payable - related parties	32,304	84,800	16,000
Note payable	-	240,000	250,000
Current maturities of long-term debt	5,000	22,680	22,660
Current maturities of capital lease obligations	2,269	2,269	13,885
Accounts payable	85,119	902,458	50,484
Refundable customer deposits	431,184	438,700	4,643
Interest swap	-	110	409
Taxes payable	950	2,313	2,480
Accrued expenses and other current liabilities	71,352	75,167	39,524

Total Current Liabilities	728,178	1,788,497	470,085

LONG-TERM DEBT, net of current maturities	-	4,500	27,180

LONG-TERM DEBT - RELATED PARTY, net of current maturities	3,000	-	-

CAPITAL LEASE OBLIGATIONS, net of current maturities	365	2,633	6,163

Total Liabilities	731,543	1,795,630	503,428

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY (DEFICIT):
Common stock, no par value: 150,000 shares authorized,
68,180 and 62,180 shares issued and outstanding as of March 31,	1,355,200	1,205,200	1,127,200
2007 and 2006, respectively
Additional paid-in capital	796,756	429,267	308,700
Accumulated deficit	(2,127,784)	(1,721,993)	(1,575,754)

Total Stockholders' Equity (Deficit)	24,172	(87,526)	(139,854)

Total Liabilities and Stockholders' Equity (Deficit)	¥755,715	¥1,708,104	¥363,574

See accompanying notes to the Financial Statements

ECOSS INC.

STATEMENTS OF OPERATIONS

(In thousands of Japanese Yen, except share and per share data)

	For the Fiscal Years Ended
	March 31,
	2007	2006	2005
		(Restated)	(Restated)
NET REVENUES
System integrations	¥2,209,981	¥2,152,248	¥1,396,985
Software licenses	13,031	3,640	24,550
Royalties	-	4,498	4,781
Maintenance and support	8,265	10,637	19,306
Outsourcing services	21,272	177,282	136,710

Total net revenues	2,252,549	2,348,305	1,582,332

COST OF GOODS SOLD
System integrations	2,246,173	1,950,911	1,296,289
Maintenance and support	1,344	1,272	3,918
Outsourcing services	20,802	137,023	15,508

Total cost of goods sold	2,268,319	2,089,206	1,315,715

GROSS PROFIT	(15,770)	259,099	266,617

OPERATING EXPENSES:
Research and development	58,947	49,688	71,833
Selling, general and administrative expenses	285,563	310,604	267,212
Impairment of software development costs	18,337	10,000	88,431

Total operating expenses	362,847	370,292	427,476

LOSS FROM OPERATIONS	(378,617)	(111,193)	(160,859)

OTHER INCOME (EXPENSE):
Interest expense, net	(7,904)	(34,358)	(18,838)
Realized holding losses from interest swap, net	(4)	(9)	(123)
Gain (loss) from disposal of property and equipment	-	3,299	-
Other income (expense)	(17,365)	(900)	506

Total other income (expense)	(25,273)	(31,968)	(18,455)

LOSS BEFORE INCOME TAXES	(403,890)	(143,161)	(179,314)

INCOME TAXES	1,900	3,078	3,140

NET LOSS	¥(405,790)	¥(146,239)	¥(182,454)

NET LOSS PER COMMON SHARE:
Basic	¥(6,524)	¥(2,443)	¥(5,039)
Diluted	¥(6,524)	¥(2,443)	¥(5,039)

Weighted average number of common shares outstanding:
Basic	62,197	59,861	36,209
Diluted	62,197	59,861	36,209

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

See accompanying notes to the Financial Statements

ECOSS INC.

STATEMENTS OF CASH FLOWS

(In thousands of Japanese Yen)

	For the Fiscal Years Ended
	March 31,
	2007	2006	2005
		(Restated)	(Restated)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	¥(405,790)	¥(146,239)	¥(182,454)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization	5,467	15,463	17,787
Amortization of capitalized software development
costs and trademark	28,834	19,943	3.463
Provision for (reduction in) doubtful accounts	1,670	5,716	(15,650)
Stock based compensation	5,266	42,567	-
Impairment of software development costs	18,337	10,000	88,431
Loss from sale of property and equipment	-	(3,299)	-
Changes in operating assets and liabilities:
Accounts receivable	564,130	(777,311)	437,176
Inventories	-	-	-
Prepayments and other current assets	333,862	(568,151)	32,414
Security deposits	-	292	-
Prepaid loan guarantee fees	389	411	411
Accounts payable	(817,339)	851,974	(523,846)
Refundable customer deposits	(7,516)	434,057	(871)
Interest swap	(110)	(299)	(366)
Taxes payable	(1,363)	(167)	(3,900)
Accrued expenses and other current liabilities	(3,816)	35,643	(13,657)
NET CASH USED IN OPERATING ACTIVITIES	(277,979)	(79,400)	(161,062)

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sale of time deposits	-	-	20,000
Purchases of property, plant and equipment	(3,664)	(24,352)	(2,444)
Proceeds from disposal of property and equipment		26,394	-
Payment for capitalized software development costs	(34,041)	(29,876)	(122,864)
NET CASH USED IN INVESTING ACTIVITIES	(37,705)	(27,834)	(105,308)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from loans payable	300,000	80,000	130,000
Repayment of loans payable	(220,000)	(130,000)	(78,000)
Proceeds from loans payable - related parties	315,400	346,800	526,000
Repayment of loans payable - related parties	(117,896)	(122,000)	(230,000)
Proceeds from note payable	-	(10,000)	-
Repayment of note payable	-		(50,000)
Repayment of long-term debt	(22,180)	(22,660)	(22,660)
Proceeds from long-term debt - related parties	-	-	118,000
Repayment of long-term debt - related parties	25,223		(83,173)
Payments of principal under capital lease obligations	(2,268)	(21,235)	(16,603)
NET CASH PROVIDED BY FINANCING ACTIVITIES	278,279	120,905	293,564

NET INCREASE(DECREASE) IN CASH	(37,405)	13,671	27,194

Cash and cash equivalents at beginning of year	47,413	33,742	6,548

Cash and cash equivalents at end of year	¥10,008	¥47,413	¥33,742

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest paid	¥7,911	¥34,358	¥18,846
Taxes paid	¥1,900	¥3,078	¥3,140

NON-CASH INVESTING AND FINANCING ACTIVITIES:
Equipment acquired with capital leases obligations	¥-	¥-	¥-
Conversion of debt into common stock	¥300,000	¥156,000	¥364,400
Forgiveness of debt by a stockholder	¥212,223	¥-	¥-

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

Royalties from site agency and advertising agency web hosting services – The Company has royalty contracts with certain clients, under which the Company receives royalty payments as a percentage of net revenues generated by the clients, ranging from 6% to 32%. Royalty is calculated on either a monthly basis or a quarterly basis depending upon the royalty contracts, and a royalty report detailing net revenues generated by the client during the reporting period and applicable royalty rate as well as royalty payment is due 30 days after the last day of the reporting period. The Company recognizes revenues upon receipts of the royalty report. If the Company determines that collection of a fee is not reasonably assured, the Company defers the fee and recognizes revenue at the time collection becomes reasonably assured, which is generally upon receipt of cash.

Maintenance and support – The Company provides maintenance and support services on an incident basis for products that do not have upgrade rights, when the upgrade is available, known as post-contract customer support (PCS) requirements. The persuasive evidence of an arrangement is obtained via the execution of a Service Agreement between the Company and the customer.  Commencing April 1, 2007, initial set-up fees will be recognized over the period in which the maintenance and support services are performed.  Revenue from time and service contracts is recognized as the services are provided.

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

Software sales upgrade right - The Company sells certain software products with free upgrade rights when the upgrade is available, known as post-contract customer support (PCS), and accounts for these transactions in accordance with the American Institute of Certified Public Accountants Statement of Position 97-2 “Software Revenue Recognition,” as amended (“SOP 97-2”).  Revenue is allocated to Software and PCS elements based on vendor-specific objective evidence (“VSOE”) of fair value, regardless of any separate prices stated within the contract for each element.  VSOE of the fair value is based upon the price charged when the element is sold separately.  The fair value of the only undelivered element, the PCS, is determined by reference to the price the customer will be required to pay when it is sold separately (that is, the renewal rate).  The upgrade right, which is included in the PCS does not get allocated a piece of the discount, if a discount is offered.  If sufficient vendor-specific evidence exists to reasonably estimate the percentage of customers that are not expected to exercise the upgrade right, the fee allocated to the upgrade right is reduced to reflect that percentage.  The Company periodically reviews this estimated percentage and accounts for the effect of any change in that percentage as a change in accounting estimate.  The Company prices its software and PCS based on multiple purchase volume factors such as the number of products and the number of users, the amount allocated to the same element when sold separately takes into consideration of those multiple purchase volume factors accordingly.  The Company recognizes the portion of fees allocated to software when the software has been delivered to the customer and the portion of the fee allocated to PCS as revenue ratably over the term of the PCS arrangement unless sufficient vendor-specific historical evidence exists demonstrating that costs to provide PCS are incurred on other than a straight-line basis provided the collection of the resulting receivable is reasonably assured.

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

The valuation of the underlying common stock used to determine the fair value of the stock options was a retrospective valuation as defined by the AICPA Practice Aid “Valuation of Privately-Held-Company Equity Securities Issued as Compensation” (the “Practice Aid”).  The Company obtained such valuation from an unrelated valuation specialist for the fair value of its common stock at March 7, 2006, the date of grant.

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

Recently issued accounting pronouncements

On June 5, 2003, the United States Securities and Exchange Commission (“SEC”) adopted final rules under Section 404 of the Sarbanes-Oxley Act of 2002 (“Section 404”),  as amended by SEC Release No. 33-8889 on February 1, 2008. Commencing with its annual report for the fiscal year ending March 31, 2009, the Company will be required to include a report of management on its internal control over financial reporting. The internal control report must include a statement

•

Of management’s responsibility for establishing and maintaining adequate internal control over our financial reporting;

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

Note 3 – Restatements of financial statements

Subsequent to the original issuance of the Company’s March 31, 2006 financial statements as included in its Form 20-F filed on September 29, 2006 and Form 20-F/A as amended and filed on January 12, 2007, the SEC sent the Company comment letters dated October 26, 2006, October 27, 2006 and January 26, 2007 respectively in connection with the review of the Company’s Form 20-F Registration Statement, as amended. Its Board of Directors launched and has completed an independent investigation into certain accounting and financial reporting matters. As a result of issues identified in that investigation, as well as issues identified in additional reviews and procedures conducted by management, its Board of Directors, in consultation with management and Li & Company, PC, its independent registered public accounting firm, concluded on July 30, 2007 that its previously issued financial statements for Fiscal Year 2004, 2005, and 2006 (including the interim periods within those years), and the first six month periods ended September 30, 2006 of Fiscal Year 2007, should no longer be relied upon because of certain accounting misstatements in those financial statements. Accordingly, the Company has restated its previously issued financial statements for those periods. Details of the misstatements are set out below:

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

The following tables present the impact of the above mentioned adjustments to the financial statement information

Statements of operations information:

ECOSS INC.

STATEMENTS OF OPERATIONS

(RESTATED)

(In thousands of Japanese Yen, except share and per share data)

	For the Fiscal Years Ended March 31,
	2006			2005
	As Previously	Adjustments	As Restated	As Previously	Adjustments	As Restated
	Stated			Stated
NET REVENUES
System integrations	¥289,610	¥1,862,638	¥2,152,248	¥212,160	¥1,184,825	¥1,396,985
Software licenses	3,640	-	3,640	24,550	-	24,550
Royalties	15,980	(11,482)	4,498	17,588	(12,807)	4,781
Maintenance and support	10,637	-	10,637	19,306	-	19,306
Outsourcing services	89,211	88,071	177,282	239,610	(102,900)	136,710

Total net revenues	409,078	1,939,227	2,348,305	513,214	1,069,118	1,582,332

COST OF GOODS SOLD
System integrations	89,073	1,861,838	1,950,911	231,290	1,064,999	1,296,289
Software licenses	19,858	(19,858)	-	33,865	(33,865)	-
Royalties	10,682	(10,682)	-	31,509	(31,509)	-
Maintenance and support	1,272	-	1,272	3,780	138	3,918
Outsourcing services	48,952	88,071	137,023	408	15,100	15,508

Total cost of goods sold	169,837	1,919,369	2,089,206	300,852	1,014,863	1,315,715

GROSS PROFIT	239,241	19,858	259,099	212,362	54,255	266,617

OPERATING EXPENSES:
Research and development	22,391	27,297	49,688	43,875	27,958	71,833
Selling, general and
administrative expenses	273,511	37,093	310,604	241,827	25,384	267,212
Impairment of software
development costs	10,000	-	10,000	88,274	157	88,431

Total operating expenses	305,902	64,390	370,292	373,976	53,500	427,476

LOSS FROM OPERATIONS	(66,661)	(44,532)	(111,193)	(161,614)	755	(160,859)

OTHER INCOME (EXPENSE):
Interest expense, net	(34,358)	-	(34,358)	(18,838)	-	(18,838)
Realized holding losses
from interest swap, net	(9)	-	(9)	(123)	-	(123)
Gain (loss) from disposal
of property and equipment	(586)	3,885	3,299	-	-	-
Other income (expense)	296	(1,196)	(900)	2,059	(1,553)	506

Total other income (expense)	(34,657)	2,689	(31,968)	(16,902)	(1,553)	(18,455)

LOSS BEFORE INCOME TAXES	(101,318)	(41,843)	(143,161)	(178,516)	(787)	(179,314)

INCOME TAXES	3,078	-	3,078	3,140	-	3,140

NET LOSS	¥(104,396)	¥(41,843)	¥(146,239)	¥(181,656)	¥(798)	¥(182,454)

NET LOSS PER COMMON SHARE:
Basic	¥(1,744)	¥(699)	¥(2,443)	¥(5,017)	¥(22)	¥(5,039)
Diluted	¥(1,744)	¥(699)	¥(2,443)	¥(5,017)	¥(22)	¥(5,039)

Weighted average number of common shares outstanding:
Basic	59,861	59,861	59,861	36,209	36,209	36,209
Diluted	59,861	59,861	59,861	36,209	36,209	36,209

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

COMMITMENTS
AND CONTINGENCIES

STOCKHOLDERS'
EQUITY (DEFICIT):
Common stock, no par value :
150,000 shares authorized,
62,180 and 55,860 shares issued
and outstanding as of March 31,	498,000	707,200	1,205,200	420,000	707,200	1,127,200
2006 and 2005, respectively
Additional paid-in capital	386,700	42,567	429,267	308,700	-	308,700
Accumulated deficit	(961,476)	(760,517)	(1,721,993)	(854,494)	(721,260)	(1,575,754)

Total Stockholders' Equity (Deficit)	(76,776)	(10,750)	(87,526)	(125,794)	(14,060)	(139,854)

Total Liabilities and
Stockholders' Equity (Deficit)	¥1,718,854	¥(10,750)	¥1,708,104	¥377,634	¥(14,060)	¥363,574

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

The restated statements of cash flows with respect to the fiscal years ended March 31, 2006 and 2005 are set out as follows:

ECOSS INC.

STATEMENTS OF CASH FLOWS

(RESTATED)

(In thousands of Japanese Yen)

For the Fiscal Years Ended

	March 31,
	2006			2005
	As Previously	Adjustments	As Restated	As Previously	Adjustments	As Restated
	Stated			Stated
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	¥(104,396)	¥(41,843)	¥(146,239)	¥(181,656)	¥(797)	¥(182,453)
Adjustments to reconcile net loss
to net cash used in operating activities
Depreciation and amortization	10,713	4,750	15,463	15,526	2,261	17,787
Amortization of capitalized software development costs and trademark	27,918	(19,858)	8,060	71,807	(28,115)	43,692
Provision for (reduction in) doubtful accounts	5,716	-	5,716	(15,650)	-	(15,650)
Stock based compensation	-	42,567	42,567	-	-	-
Impairment of software development costs	10,000	-	10,000	88,274	157	88,431
Loss from sale of property and equipment	586	(3,885)	(3,299)	-	-	-
Changes in operating assets and liabilities:
Accounts receivable	(777,311)	-	(777,311)	437,176	-	437,176
Inventories	(355,647)	355,647	-	24,799	(24,799)	-
Prepayments and other current assets	(212,504)	(355,647)	(568,151)	7,615	24,799	32,414
Security deposits	292	-	292	-	-	-
Prepaid loan guarantee fees	411	-	411	411	-	411
Accounts payable	851,974	-	851,974	(523,846)	-	(523,846)
Refundable customer deposits	434,057	-	434,057	(871)	-	(871)
Interest swap	(299)	-	(299)	(366)	-	(366)
Taxes payable	(167)	-	(167)	(3,900)	-	(3,900)
Accrued expenses and other current liabilities	35,643	-	35,643	(13,657)	-	(13,657)

NET CASH USED IN
OPERATING ACTIVITIES	(73,014)	(6,386)	(79,400)	(94,338)	(66,724)	(161,062)

CASH FLOWS FROM
INVESTING ACTIVITIES:
Proceeds from sale of time deposits	-	-	-	20,000	-	20,000
Purchases of property, plant and equipment	(28,237)	3,885	(24,352)	(2,444)	-	(2,444)
Proceeds from disposal of property and equipment	26,394	-	26,394	-	-	-
Payment for capitalized software development costs	(29,791)	(85)	(29,876)	(185,385)	62,521	(122,864)

NET CASH USED IN INVESTING ACTIVITIES	(31,634)	3,800	(27,834)	(167,829)	62,521	(105,308)

CASH FLOWS FROM
FINANCING ACTIVITIES:
Proceeds from loans payable	18,800	61,200	80,000	146,000	(16,000)	130,000
Repayment of loans payable		(130,000)	(130,000)	(78,000)		(78,000)
Proceeds from loans payable - related parties	156,000	190,800	346,800	280,000	246,000	526,000
Repayment of loans payable - related parties		(122,000)	(122,000)		(230,000)	(230,000)
Proceeds from note payable	(10,000)	-	(10,000)	-	-	-
Repayment of note payable				(50,000)		(50,000)
Repayment of long-term debt	(22,660)		(22,660)	(72,233)	49,573	(22,660)
Proceeds from long-term debt – related parties	-	-	-	84,400	33,600	118,000
Repayment of long-term debt – related parties					(83,173)	(83,173)
Payments of principal under capital lease obligations	(21,235)	-	(21,235)	(19,253)	2,649	(16,604)
Stock issuance cost	(2,586)	2,586	-	(1,553)	1,553	-

ECOSS INC.

STATEMENTS OF CASH FLOWS

(RESTATED) –(continued)

(In thousands of Japanese Yen)

For the Fiscal Years Ended

	March 31,
	2006			2005
	As Previously	Adjustments	As Restated	As Previously	Adjustments	As Restated
	Stated			Stated

NET CASH PROVIDED
BY FINANCING ACTIVITIES	118,319	2,586	120,905	289,361	4,202	293,563

NET INCREASE(DECREASE) IN CASH	13,671	-	13,671	27,194	-	27,194

Cash and cash equivalents at beginning of year	33,742	-	33,742	6,548	-	6,548

Cash and cash equivalents at end of year	¥47,413	¥-	¥47,413	¥33,742	¥-	¥33,742

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

Interest paid	¥34,358	¥-	¥34,358	¥18,846	¥-	¥18,846
Taxes paid	¥3,078	¥-	¥3,078	¥3,140	¥-	¥3,140

NON-CASH INVESTING
AND FINANCING ACTIVITIES:
Equipment acquired with capital leases obligations	¥-	¥-	¥-	¥-	¥-	¥-
Conversion of debt into common stock	¥-	¥156,000	¥156,000	¥-	¥364,000	¥364,400

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

The fair value of all options issued in March 2006 under the 2006 Plan using the Black-Scholes Option Pricing Model was ¥52,660 at the date of grant.  For the fiscal years ended March 31, 2007, 2006 and 2005, the Company recorded ¥5,266, ¥42,567 and ¥0 as stock-based compensation for shares vested respectively.

The valuation of the underlying common stock used to determine the fair value of the stock options was based on a retrospective valuation as defined by the AICPA Practice Aid “Valuation of Privately-Held-Company Equity Securities Issued as Compensation” (the “Practice Aid”). Management, under the advisement of KDA, the Company’s previous accountants, was not made aware that there were alternative valuation methods, i.e. Level A “Fair value as determined in a contemporaneous valuation by an unrelated valuation specialist” vs. Level B “Fair value as determined in a retrospective valuation by an unrelated valuation specialist” as defined by the Practice Aid.  Therefore the Company instructed unrelated valuation specialist to value the common stock under the only method it was aware of, Level B “Fair value as determined in a retrospective valuation by an unrelated valuation specialist”. The Company obtained such valuation from an unrelated valuation specialist for the fair value of its common stock at March 7, 2006, the date of grant.

The table below summarizes the Company’s Plans and 2006 Plan stock option activity for the fiscal years ended March 31, 2007, 2006 and 2005, respectively:

	Number of Option Shares	Exercise Price Range Per Share	Weighted Average Exercise Price	Fair Value At Date of Grant		Aggregate Intrinsic Value
				(in thousands)		(in thousands)
Balance, March 31, 2004	203	¥50,000 – 297,735	¥273,328	*	¥	---
Granted	---	---	---	---		---
Exercised	---	---		---		---
Number adjusted due to stock issuance	298	110,033	110,033	1		---
Cancelled or fortified	(75)	103,629	103,629	*		---
Balance, March 31, 2005	426	50,000 – 110,033	108,342	1		---
Granted	10,000	10,000	10,000	52,660		---
Exercised	---	---	---	---		---
Number adjusted due to stock issuance	---	---	---	---		---
Cancelled or fortified	(426)	50,000 – 110,033	108,342	(1)		---
						---
Balance, March 31, 2006	10,000	10,000	10,000	52,660		---
Granted	---	---	---	---		---
Canceled	---	---	---	---		---
Exercised	---	---	---	---		---
Expired	---	---	---	---		---

Balance, March 31, 2007	10,000	¥10,000	¥10,000	52,660	¥	---
Vested and exercisable, March 31, 2007	9,085	¥10,000	¥10,000	47,833	¥	---

Unvested, March 31, 2007	915	¥10,000	¥10,000	4,827	¥	---

* - Less than ¥1

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

The following table summarizes information concerning outstanding and exercisable 2006 Plan options as of March 31, 2007:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding	Average Remaining Contractual Life (in years)	Weighted Average Exercise Price	Number Exercisable	Average Remaining Contractual Life (in years)	Weighted Average Exercise Price
¥10,000	10,000	8.90	¥10,000	9,085	8.90	¥10,000

	10,000	8.90	¥10,000	9,085	8.90	¥10,000

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

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

ECOSS INC. (Registrant)

Dated May 30, 2008	By: /s/ Chihiro Tsuyuki
Chihiro Tsuyuki Chief Executive (Principal Executive Officer) and Financial Officer (Principal Accounting Officer)