Form 20-F/A
period 2007-12-31
Ecoss Inc.
filed 2008-06-02
CIK 1363731

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 3 to

FORM 20-F/A

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

History and Development of the Company

18

B.

Business Overview

18

C.

Organizational Structure

23

D.

Property, Plants and Equipment

23

Item 4A. Unresolved Staff Comments

23

Item 5. Operating and Financial Review and Prospects

24

A.

Operating Results

24

B.

Liquidity and Capital Resources

34

C.

Research and Development, Patents and Licenses, etc.

35

D.

Trend Information

35

E.

Off-Balance Sheet Arrangements

35

F.

Tabular Disclosure of Contractual Obligations

36

G.

Safe Harbor

36

Item 6. Directors, Senior Management and Employees

36

A.

Directors and Senior Management

36

B.

Compensation

37

C.

Board Practices

37

D.

Employees

37

E.

Share Ownership

38

Item 7. Major Shareholders and Related Party Transactions

38

A.

Major Shareholders

38

B.

Related Party Transactions

38

C.

Interests of Experts and Counsel

39

Item 8. Financial Information

40

A.

Consolidated Statements and Other Financial Information

40

B.

Significant Changes

40

Item 9. The Offer and Listing

40

A.

Offer and Listing Details

40

B.

Plan of Distribution

40

C.

Markets

40

D.

Selling Shareholders

40

E.

Dilution

40

F.

Expenses of the issue

40

Item 10. Additional Information

40

A.

Share Capital

40

B.

Memorandum and Articles of Association

41

C.

Material Contracts

46

E.

Taxation

47

F.

Dividends and Paying Agents

50

G.

Statement by Experts

50

H.

Documents on Display

51

I.

Subsidiary Information

51

Item 11. Quantitative and Qualitative Disclosures about Market Risk

51

Item 12. Description of Securities Other than Equity Securities

51

PART II

51

Item 13. Defaults, Dividend Arrearages and Delinquencies

51

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

51

Item 15. Controls and Procedures

51

Item 16A.  Audit Committee Financial Expert

51

Item 16B.  Code of Ethics

52

Item 16C.  Principal Accountant Fees and Services

52

Item 16D.  Exemptions from the Listing Standards for Audit Committees

52

Item 16E.  Purchases of Equity Securities by the Issuer and Affiliated Purchasers

52

PART III

52

Item 17. Financial Statements

52

Item 18. Financial Statements

52

Item 19. Exhibits.

52

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

Statements of Operations Data:

ECOSS INC.
STATEMENTS OF OPPERATIONS
(In thousands of Japanese Yen, except share and per share data)
	For the Fiscal Years Ended
	March 31,
	2007	2006	2007
		(Restated)	(Restated)
NET REVENUES
System integrations	¥2,209,981	¥2,152,248	¥1,396,985
Software licenses	13,031	3,640	24,550
Royalties	-	4,498	4,781
Maintenance and support	8,265	10,637	19,306
Outsourcing services	21,272	177,282	136,710

Total net revenues	2,252,549	2,348,305	1,582,332

COST OF GOODS SOLD
System integrations	2,246,173	1,950,911	1,296,289
Maintenance and support	1,344	1,272	3,918
Outsourcing services	20,802	137,023	15,508

Total cost of goods sold	2,268,319	2,089,206	1,315,715

GROSS PROFIT	(15,770)	259,099	266,617

OPERATING EXPENSES:
Research and development	58,947	49,688	71,833
Selling, general and administrative expenses	285,563	310,604	267,212
Impairment of software development costs	18,337	10,000	88,431

Total operating expenses	362,847	370,292	427,476

LOSS FROM OPERATIONS	(378,617)	(111,193)	(160,859)

OTHER INCOME (EXPENSE):
Interest expense, net	(7,904)	(34,358)	(18,838)
Realized holding losses from interest swap, net	(4)	(9)	(123)
Gain (loss) from disposal of property and equipment	-	3,299	-
Other income (expense)	(17,365)	(900)	506

Total other income (expense)	(25,273)	(31,968)	(18,455)

LOSS BEFORE INCOME TAXES	(403,890)	(143,161)	(179,314)

INCOME TAXES	1,900	3,078	3,140

NET LOSS	¥(405,790)	¥(146,239)	¥(182,454)
NET LOSS PER COMMON SHARE:
Basic	¥(6,524)	¥(2,443)	¥(5,039)
Diluted	¥(6,524)	¥(2,443)	¥(5,039)

Basic	62,197	59,861	36,209
Diluted	62,197	59,861	36,209

See accompanying notes to the Financial Statements.

ECOSS INC.
BALANCE SHEET
(In thousands of Japanese Yen, except share data)
	For the Fiscal Years Ended
	March 31,
	2007	2006	2007
		(Restated)	(Restated)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	¥10,008	¥47,413	¥33,742
Accounts receivable, net	388,584	954,384	182,789
Prepayments and other current assets	276,800	610,662	42,511

Total Current Assets	675,392	1,612,459	259,042

PROPERTY AND EQUIPMENT, net	16,112	17,915	32,121

SOFTWARE DEVELOPMENT COSTS, net	26,252	39,297	33,189

TRADEMARK, net	492	577	663

SECURITY DEPOSITS	37,368	37,368	37,660

PREPAID LOAN GUARANTEE FEES, net	99	488	899

Total Assets	¥755,715	¥1,708,104	¥363,574

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
CURRENT LIABILITIES:
Loans payable	¥100,000	¥20,000	¥70,000
Loans payable - related parties	32,304	84,800	16,000
Note payable	-	240,000	250,000
Current maturities of long-term debt	5,000	22,680	22,660
Current maturities of capital lease obligations	2,269	2,269	13,885
Accounts payable	85,119	902,458	50,484
Refundable customer deposits	431,184	438,700	4,643
Interest swap	-	110	409
Taxes payable	950	2,313	2,480
Accrued expenses and other current liabilities	71,352	75,167	39,524

Total Current Liabilities	728,178	1,788,497	470,085

LONG-TERM DEBT, net of current maturities	-	4,500	27,180

LONG-TERM DEBT - RELATED PARTY, net of current maturities	3,000	-	-

CAPITAL LEASE OBLIGATIONS, net of current maturities	365	2,633	6,163

Total Liabilities	731,543	1,795,630	503,428

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY (DEFICIT):
Common stock, no par value: 150,000 shares authorized,
68,180 and 62,180 shares issued and outstanding as of
March 31, 2007and 2006, respectively	1,355,200	1,205,200	1,127,200
Additional paid-in capital	796,756	429,267	308,700
Accumulated deficit	(2,127,784)	(1,721,993)	(1,575,754)

Total Stockholders' Equity (Deficit)	24,172	(87,526)	(139,854)

Total Liabilities and Stockholders' Equity (Deficit)	¥755,715	¥1,708,104	¥363,574

See accompanying notes to the Financial Statements.

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

As of October 31, 2007 (Unaudited) In thousands of Yen
Indebtedness:

Loans payable (1)(4)	¥130,000
Loans payable – related party (1)(4)	97,394
Current maturities of long-term debt (1)(3)	1,500
Current maturities of long-term debt – related party (1)(4)	3,000
Current maturities of capital lease obligations (2)(4)	1,313

Total short-term indebtedness	¥233,207

Long-term debt – guaranteed, net of current maturities	¥-
Long-term debt – related party – unsecured, net of current maturities	-
Capital lease obligations, net of current maturities	-

Total long-term indebtedness	¥-

Contingent indebtedness – guarantee of a capital lease (3)	1,709

Total contingent indebtedness	¥1,709

Total indebtedness	¥234,916

Capitalization:

Common stock, no par value: 150,000 shares authorized; 69,180 shares issued and outstanding	¥1,380,200
Additional paid-in capital	821,756
Accumulated deficit	(2,282,699

Total capitalization	¥(80,743

Total capitalization and indebtedness	¥154,173

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

Chihiro Tsuyuki and his affiliate currently owned 64.84% of our outstanding shares at March 31, 2008.  He is also one of our most significant creditors to the extent of ¥57,164 thousand at March 31, 2008.  As such, Mr. Tsuyuki exercises substantial control over us.  As a consequence of his significant shareholdings, if shareholders who own at least 2.285% of our outstanding shares, other than Mr. Tsuyuki, are not in attendance at a shareholders’ meeting, he, acting alone, could compel us, among other matters, to amend our articles of incorporation, remove our corporate auditor, effectuate the sale or other disposition of all or substantially all of our business, issue authorized but unissued shares at prices of his choice, and compel our dissolution. He may take these actions and others that are in his best interests, which may not be in our interest or that of other shareholders.

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

Our fee structure for our systems integration projects is based upon its complexity and scale. We generally bill our clients for these services on a fixed fee basis.  We will recognize revenue when the related hardware is delivered to the customer, system integration is installed, a “Certificate of Acceptance” is received from the client, and there are either no unfulfilled Company obligations or obligations that will not affect the customer’s final acceptance of the arrangement.  Any costs of these obligations are accrued when the corresponding revenue is recognized.

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

Royalties from Site Agency and Advertising Agency Web Hosting Services and Resale of Third Party Software

We offer our clients site agency and advertising agency web hosting services, under which we receive a royalty as a percentage of net revenues.  Our royalty related web hosting services include:

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

Item 5. Operating and Financial Review and Prospects

A.

Operating Results

ECOSS INC.
STATEMENTS OF OPPERATIONS
(In thousands of Japanese Yen, except share and per share data)
	For the Fiscal Years Ended
	March 31,
	2007	2006	2007
		(Restated)	(Restated)
NET REVENUES
System integrations	¥2,209,981	¥2,152,248	¥1,396,985
Software licenses	13,031	3,640	24,550
Royalties	-	4,498	4,781
Maintenance and support	8,265	10,637	19,306
Outsourcing services	21,272	177,282	136,710

Total net revenues	2,252,549	2,348,305	1,582,332

COST OF GOODS SOLD
System integrations	2,246,173	1,950,911	1,296,289
Maintenance and support	1,344	1,272	3,918
Outsourcing services	20,802	137,023	15,508

Total cost of goods sold	2,268,319	2,089,206	1,315,715

GROSS PROFIT	(15,770)	259,099	266,617

OPERATING EXPENSES:
Research and development	58,947	49,688	71,833
Selling, general and administrative expenses	285,563	310,604	267,212
Impairment of software development costs	18,337	10,000	88,431

Total operating expenses	362,847	370,292	427,476

LOSS FROM OPERATIONS	(378,617)	(111,193)	(160,859)

OTHER INCOME (EXPENSE):
Interest expense, net	(7,904)	(34,358)	(18,838)
Realized holding losses from interest swap, net	(4)	(9)	(123)
Gain (loss) from disposal of property and equipment	-	3,299	-
Other income (expense)	(17,365)	(900)	506

Total other income (expense)	(25,273)	(31,968)	(18,455)

LOSS BEFORE INCOME TAXES	(403,890)	(143,161)	(179,314)

INCOME TAXES	1,900	3,078	3,140

NET LOSS	¥(405,790)	¥(146,239)	¥(182,454)
NET LOSS PER COMMON SHARE:
Basic	¥(6,524)	¥(2,443)	¥(5,039)
Diluted	¥(6,524)	¥(2,443)	¥(5,039)

Basic	62,197	59,861	36,209
Diluted	62,197	59,861	36,209

See accompanying notes to the Financial Statements.

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

Net Loss

As a result of the factors discussed above, the Company reported a net loss of ¥405,790 or ¥6,524 per share for the fiscal year ended March 31, 2007, as compared to a net loss of ¥146,239 or ¥2,443 per share for fiscal year ended March 31, 2006.

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

Maintenance and Support. Maintenance and support cost of sales decreased ¥2,646 thousand or 67.5% to ¥1,272 thousand for the fiscal year ended March 31, 2006 from ¥3,918 thousand for the fiscal year ended March 31, 2005.

Outsourcing Services. Outsourcing services cost of sales increased ¥121,515 thousand or 783.6% to ¥137,023 thousand for the fiscal year ended March 31, 2006 from ¥15,508 thousand for the fiscal year ended March 31, 2005. Costs of services in the fiscal year ended March 31, 2005 consisted only of consulting services. Online advertising agency services and data center services were added in the fiscal year ended March 31, 2006, resulting in a significant increase in services costs for that fiscal year. For the fiscal year ended March 31, 2006, online advertising services accounted for ¥46,987 thousand or 34.3% and data center services accounted for ¥7,501 thousand or 5.5% of total services costs, respectively. In addition, for the fiscal year ended March 31, 2005, most of our outsourcing services revenues were derived from consulting, which was provided from our employees with minimum amount of subcontractors services.

Operating expenses

Our operating expenses decreased ¥57,183 thousand or 13.4% to ¥370,292 thousand for the fiscal year ended March 31, 2006 from ¥427,475 thousand for the fiscal year ended March 31, 2005. The decrease in operating expenses was principally attributable to a decrease in impairment of software development costs and research and development costs, offset by an increase in selling and general administrative expenses.

Research and Development Costs. Research and development costs decreased ¥22,145 thousand or 30.8% to ¥49,688 thousand for the fiscal year ended March 31, 2006 from ¥71,833 thousand for the fiscal year ended March 31, 2005.

Selling and General Administrative Expenses. Selling and general administrative expenses increased ¥43,392 thousand or 16.2% to ¥310,604 thousand for the fiscal year ended March 31, 2006 from ¥267,212 thousand for the fiscal year ended March 31, 2005. This increase was primarily due to the adoption of SFAS No. 123R which increased the Company’s stock based compensation cost by ¥42,567 thousand in addition to an increases of other selling, general administrative expenses of ¥825 thousand. Prior to January 1, 2006, the Company accounted for its stock based compensation under the recognition and measurement principles of Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees,” and related interpretations (“APB Opinion No. 25”), the disclosure-only provisions of Statement of Financial Accounting Standards No. 123 “Accounting for Stock-Based Compensation” (“SFAS No. 123”) and the disclosures required by Statement of Financial Accounting Standards No. 148 “Accounting for Stock-Based Compensation-Transition and Disclosure” (“SFAS No. 148”). In accordance with APB Opinion No. 25, no stock-based compensation cost was reflected in the Company’s prior years net loss for grants of stock options to employees because the Company granted stock options with an exercise price equal to the market value of the stock on the date of grant. Effective January 1, 2006, the Company adopted the fair value recognition provisions of Statement of Financial Accounting Standards No. 123 (revised 2004) “Share-Based Payment” (“SFAS No. 123R”) using the modified prospective method. Under this method, compensation cost in the last fiscal quarter of 2006 includes the portion vesting in the period for (1) all share-based payments granted prior to, but not vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123 and (2) all share-based payments granted subsequent to January 1, 2006, based on the grant date fair value estimated in accordance with the revised provisions of SFAS No. 123R. The fair value of each option grant estimated on the date of grant uses the Black-Scholes option-pricing model. Results of prior periods do not reflect any restated amounts and the Company had no cumulative effect adjustment upon adoption of SFAS No. 123R under the modified prospective method. The Company’s policy is to recognize compensation cost for awards with only service conditions and a graded vesting schedule on a straight-line basis over the requisite service period for the entire award.

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

Net Loss

As a result of the factors discussed above, the Company reported a net loss of ¥146,239 or ¥2,443 per share for the fiscal year ended March 31, 2006, as compared to a net loss of ¥182,454 or ¥5,039 per share for the fiscal year ended March 31, 2005.

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

Royalties from site agency and advertising agency web hosting services – The Company has royalty contracts with certain clients, under which the Company receives royalty payments as a percentage of net revenues generated by the clients. Royalties are calculated on either a monthly basis or a quarterly basis depending upon the royalty contract, and a royalty report detailing net revenues generated by the client during the reporting period and applicable royalty rate as well as royalty payment is due 30 days after the last day of the reporting period. The Company recognizes revenues upon receipts of royalty reports. If the Company determines that collection of a fee is not reasonably assured, the Company defers the fee and recognizes revenue at the time collection becomes reasonably assured, which is generally upon receipt of cash.

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

Software sales with upgrade right -  The Company sells certain software products with upgrade rights, when the upgrade is available, known as post-contract customer support (PCS), and accounts for these transactions in accordance with the American Institute of Certified Public Accountants Statement of Position 97-2 “Software Revenue Recognition,” as amended (“SOP 97-2”).  Revenue is allocated to Software and PCS elements based on vendor-specific objective evidence (“VSOE”) of fair value, regardless of any separate prices stated within the contract for each element.  VSOE of the fair value is based upon the price charged when the element is sold separately.  The fair value of the only undelivered element, the PCS, is determined by reference to the price the customer will be required to pay when it is sold separately (that is, the renewal rate).  The upgrade right, which is included in the PCS does not get allocated a piece of the discount, if a discount is offered.  If sufficient vendor-specific evidence exists to reasonably estimate the percentage of customers that are not expected to exercise the upgrade right, the fee allocated to the upgrade right is reduced to reflect that percentage.  The Company periodically reviews this estimated percentage and accounts for the effect of any change in that percentage as a change in accounting estimate.  The Company prices its software and PCS based on multiple purchase volume factors such as the number of products and the number of users. The amount allocated to the same element when sold separately takes into consideration those multiple purchase volume factors accordingly.  The Company recognizes the portion of fees allocated to software when the software has been delivered to the customer and the portion of the fee allocated to PCS as revenue ratably over the term of the PCS arrangement unless sufficient vendor-specific historical evidence exists demonstrating that costs to provide PCS are incurred on other than a straight-line basis provided the collection of the resulting receivable is reasonably assured.

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

•	of management’s responsibility for establishing and maintaining adequate internal control over our financial reporting;

•	of management’s assessment of the effectiveness of our internal control over financial reporting as of year end; and

•	of the framework used by management to evaluate the effectiveness of our internal control over financial reporting.

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

Our working capital needs are for the funding of operations and the repayment of debt. We expended cash at approximately ¥ 228,301 thousand per month through October 31, 2007.  We anticipate that our cash expenditures from November 1, 2007 through March 31, 2008, inclusive of indebtedness repayment and interest thereon, will decrease to an average ¥ 92,804 thousand per month for the reasons set forth below.

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

E.

Share Ownership

Mr. Tsuyuki, our President, Chief Executive Officer, Chief Financial Officer and Director, holds options to acquire 1,000 of our ordinary shares, exercisable at ¥10,000 per share, which will expire on March 7, 2015. Mr. Sugimoto, our Chief Technology Officer, held options to acquire 78 of our ordinary shares, and Messrs. Mabuchi and Tejima, who are directors of the company, held options to acquire 31 of our ordinary shares. Mr. Izuha, who is a corporate statutory auditor of the company, holds options to acquire 61 of our ordinary shares, all upon like terms as Mr. Tsuyuki.  Options to acquire an aggregate of 876 of our ordinary shares are held by 22 of our employees, also on like terms as Mr. Tsuyuki. These options were granted on March 8, 2006 and are not exercisable until March 9, 2008.

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

•

(4) Includes 31 shares issuable upon exercise of options.

•

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

On July 24, 2006, Mr. Tsuyuki acquired our promissory note in the principal amount of ¥240,000 thousand, bearing interest thereon at the rate of 4% per annum, as well as delinquency charges of ¥25,223 thousand, from an unrelated finance company, such institution having acquired this note by assignment on April 28, 2006 from Mizuho Corporate Bank. On July 31, 2006, Mr. Chihiro Tsuyuki, relieved ¥212,223 thousand of his newly-acquired claims to the Company thus reducing the balance to ¥53,000 thousand due July 30, 2008. This extinguishment of debt was recorded as other income – forgiveness of debt in the statutory books of the Company. The accompanying financial statements reflect necessary adjustments to reflect the forgiveness of debt from the stockholder as additional paid-in capital, and not other income, to present the financials in conformity with U.S. GAAP. On March 30, 2007, Mr. Tsuyuki converted ¥50,000 thousand of the note to 1,000 shares of our common stock at ¥50,000 per share thus further reducing the balance to ¥3,000 thousand due July 30, 2008.  On March 31, 2008, Mr. Tsuyuki converted the remaining ¥3,000 thousand of the note into 60 shares of our common stock at ¥50,000 per share.

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

•

the right to receive interim dividends, with this right lapsing three full years after the due date for payment

•

the right to vote at a shareholders’ meeting (cumulative voting is not allowed under the Articles);

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

•

a dissolution, merger or consolidation requiring shareholders’ approval

•

a company split requiring shareholders’ approval;

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

Delaware law also permits corporations to adopt a provision in their articles of incorporation eliminating the liability of directors to the fullest extent permissible under Delaware law, as such law exists currently or as it may be amended in the future.  Under Delaware law, such provision may not eliminate or limit director monetary liability for:

•

Breaches of the director’s duty of loyalty to the corporation or its shareholders;

•

Acts or omissions not in good faith or involving intentional misconduct or knowing violations of law;

•

The payment of unlawful dividends or unlawful stock repurchases or redemptions; or

•

Transactions in which the director received an improper personal benefit.

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

•

In the case of a publicly listed company, shareholders who have continuously held the shares for six months;

•

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

tax-exempt entities

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

2.6

Stocks Undertaking Agreement dated March 28, 2008 between ECOSS, Inc. and Chihiro Tsuyuki (5)

2.7

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

10.50

Loan Agreement dated March 29, 2007 between ECOSS, Inc. and EFC Co., Ltd. (4)

10.51

Loan Agreement dated April 5, 2007 between ECOSS, Inc. and EFC Co., Ltd. (4)

10.52

Loan Agreement dated April 13, 2007 between ECOSS, Inc. and EFC Co., Ltd. (4)

10.53

Loan Agreement dated June 5, 2007 between ECOSS, Inc. and EFC Co., Ltd. (4)

10.54

Loan Agreement dated June 20, 2007 between ECOSS, Inc. and EFC Co., Ltd. (4)

10.55

Loan Agreement dated August 3, 2007 between ECOSS, Inc. and EFC Co., Ltd. (4)

10.56

Loan Agreement dated August 15, 2007 between ECOSS, Inc. and EFC Co., Ltd. (4)

10.57

Loan Agreement dated August 20, 2007 between ECOSS, Inc. and EFC Co., Ltd. (4)

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

10.68     Loan Agreement dated January 16, 2008 between ECOSS, Inc. and EFC Co., Ltd. (5)

10.69     Loan Agreement dated February 29, 2008 between ECOSS, Inc. and EFC Co., Ltd. (5)

10.70     Loan Agreement dated March 4, 2008 between ECOSS, Inc. and EFC Co., Ltd. (5)

10.71     Loan Agreement dated March 18, 2008 between ECOSS, Inc. and EFC Co., Ltd. (5)

16.1

Letter from KDA Audit Corporation (3)

___________

(1) Filed as exhibits to our Form 20-F, filed with the Commission on September 29, 2006, and incorporated herein by reference.

(2) Filed as exhibits to our Form 20-FA, filed with the Commission on January 12, 2007, and incorporated herein by reference.

(3) Filed as an exhibit to our Report on Form 6-K, filed with the Commission on October 5, 2007, and incorporated herein by reference.

(4) Filed as exhibits to our Form 20-FA, filed with the Commission on December 31, 2007, and incorporated herein by reference.

(5) Filed as exhibits to our Form 20-F, filed with the Commission on May 30, 2008, and incorporated herein by reference.

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

F-2

Balance Sheets at March 31, 2007 and 2006

F-3

Statements of Operations for the fiscal years ended March 31, 2007, 2006 and 2005

F-4

Statements of Stockholders’ Equity (Deficit) for the fiscal years ended March 31, 2007, 2006 and 2005

F-5

Statements of Cash Flows for the fiscal years ended March 31, 2007, 2006 and 2005

F-6

Notes to the Financial Statements

F-7 to F-33

Schedule:

Schedule II Valuation and Qualifying Accounts for the fiscal years ended December 31, 2007, 2006 and 2005

F-34

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

/s/Li & Company, PC

Li & Company, PC

Skillman, New Jersey

December 27, 2007

ECOSS INC.
BALANCE SHEET
(In thousands of Japanese Yen, except share data)
	For the Fiscal Years Ended
	March 31,
	2007	2006	2007
		(Restated)	(Restated)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	¥10,008	¥47,413	¥33,742
Accounts receivable, net	388,584	954,384	182,789
Prepayments and other current assets	276,800	610,662	42,511

Total Current Assets	675,392	1,612,459	259,042

PROPERTY AND EQUIPMENT, net	16,112	17,915	32,121

SOFTWARE DEVELOPMENT COSTS, net	26,252	39,297	33,189

TRADEMARK, net	492	577	663

SECURITY DEPOSITS	37,368	37,368	37,660

PREPAID LOAN GUARANTEE FEES, net	99	488	899

Total Assets	¥755,715	¥1,708,104	¥363,574

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
CURRENT LIABILITIES:
Loans payable	¥100,000	¥20,000	¥70,000
Loans payable - related parties	32,304	84,800	16,000
Note payable	-	240,000	250,000
Current maturities of long-term debt	5,000	22,680	22,660
Current maturities of capital lease obligations	2,269	2,269	13,885
Accounts payable	85,119	902,458	50,484
Refundable customer deposits	431,184	438,700	4,643
Interest swap	-	110	409
Taxes payable	950	2,313	2,480
Accrued expenses and other current liabilities	71,352	75,167	39,524

Total Current Liabilities	728,178	1,788,497	470,085

LONG-TERM DEBT, net of current maturities	-	4,500	27,180

LONG-TERM DEBT - RELATED PARTY, net of current maturities	3,000	-	-

CAPITAL LEASE OBLIGATIONS, net of current maturities	365	2,633	6,163

Total Liabilities	731,543	1,795,630	503,428

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY (DEFICIT):
Common stock, no par value: 150,000 shares authorized,
68,180 and 62,180 shares issued and outstanding as of
March 31, 2007and 2006, respectively	1,355,200	1,205,200	1,127,200
Additional paid-in capital	796,756	429,267	308,700
Accumulated deficit	(2,127,784)	(1,721,993)	(1,575,754)

Total Stockholders' Equity (Deficit)	24,172	(87,526)	(139,854)

Total Liabilities and Stockholders' Equity (Deficit)	¥755,715	¥1,708,104	¥363,574

See accompanying notes to the Financial Statements.

ECOSS INC.
STATEMENTS OF OPPERATIONS
(In thousands of Japanese Yen, except share and per share data)
	For the Fiscal Years Ended
	March 31,
	2007	2006	2007
		(Restated)	(Restated)
NET REVENUES
System integrations	¥2,209,981	¥2,152,248	¥1,396,985
Software licenses	13,031	3,640	24,550
Royalties	-	4,498	4,781
Maintenance and support	8,265	10,637	19,306
Outsourcing services	21,272	177,282	136,710

Total net revenues	2,252,549	2,348,305	1,582,332

COST OF GOODS SOLD
System integrations	2,246,173	1,950,911	1,296,289
Maintenance and support	1,344	1,272	3,918
Outsourcing services	20,802	137,023	15,508

Total cost of goods sold	2,268,319	2,089,206	1,315,715

GROSS PROFIT	(15,770)	259,099	266,617

OPERATING EXPENSES:
Research and development	58,947	49,688	71,833
Selling, general and administrative expenses	285,563	310,604	267,212
Impairment of software development costs	18,337	10,000	88,431

Total operating expenses	362,847	370,292	427,476

LOSS FROM OPERATIONS	(378,617)	(111,193)	(160,859)

OTHER INCOME (EXPENSE):
Interest expense, net	(7,904)	(34,358)	(18,838)
Realized holding losses from interest swap, net	(4)	(9)	(123)
Gain (loss) from disposal of property and equipment	-	3,299	-
Other income (expense)	(17,365)	(900)	506

Total other income (expense)	(25,273)	(31,968)	(18,455)

LOSS BEFORE INCOME TAXES	(403,890)	(143,161)	(179,314)

INCOME TAXES	1,900	3,078	3,140

NET LOSS	¥(405,790)	¥(146,239)	¥(182,454)
NET LOSS PER COMMON SHARE:
Basic	¥(6,524)	¥(2,443)	¥(5,039)
Diluted	¥(6,524)	¥(2,443)	¥(5,039)

Basic	62,197	59,861	36,209
Diluted	62,197	59,861	36,209

See accompanying notes to the Financial Statements.

ECOSS INC.
STATEMENT OF STOCKHOLDERS’ EQUITY (DEFICIT)
FOR THE FISCAL YEARS ENDED MARCH 31, 2007, 2006 AND 2005
(In thousands of Japanese Yen, except share data)

	Common Stock, No Par Value		Additional		Total Stockholders’
	Number of		Paid-in	Accumulated	Equity
	Shares	Amount	Capital	Deficit	(Deficit)
		(Restated)	As Restated	(Restated)	(Restated)

Balance, April 1, 2004	19,420	¥945,000	¥126,500	¥(1,393,301)	¥(321,801)

Conversion of debt into common stock	36,440	182,200	182,200	-	364,400

Net loss	-	-	-	(182,454)	(182,454)

Stock issuance costs, net of tax	-	-	-	-	-

Less: Appropriation to legal reserve	-	-	-	-	-

Balance, March 31, 2005	55,860	1,127,200	308,700	(1,575,755)	(139,855)

Conversion of debt into common stock	6,320	78,000	78,000	-	156,000

Vested value of employee stock options	-	-	42,567	-	42,567

Net loss	-	-	-	(146,239)	(146,239)

Stock issuance costs, net of tax	-	-	-	-	-

Less: Appropriation to legal reserve	-	-	-	-	-

Balance, March 31, 2006	62,180	1,205,200	429,267	(1,721,994)	(87,527)

Conversion of debt into common stock	6,000	150,000	150,000	-	300,000

Vested value of employee stock options	-	-	5,266	-	5,266

Forgiveness of debt by a stockholder	-	-	212,223	-	212,223

Net loss	-	-	-	(405,790)	(405,790)

Less: Appropriation to legal reserve	-	-	-	-	-

Balance, March 31, 2007	68,180	¥1,355,200	¥796,756	¥(2,127,784)	¥24,172

See accompanying notes to the Financial Statements.

ECOSS INC.
STATEMENTS OF CASH FLOWS
(In thousands of Japanese Yen)

	For the Fiscal Years Ended
	March 31,
	2007	2006	2005
		(Restated)	(Restated)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	¥(405,790)	¥(146,239)	¥(182,454)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization	5,467	15,463	17,787
Amortization of software development costs and trademark	28,834	19,943	3,463
Provision for (reduction in) doubtful accounts	1,670	5,716	(15,650)
Stock based compensation	5,266	42,567	-
Impairment of software development costs	18,337	10,000	88,431
Loss from sale of property and equipment	-	(3,299)	-
Changes in operating assets and liabilities:
Accounts receivable	564,130	(777,311)	437,176
Inventories	-	-	-
Prepayments and other current assets	333,862	(568,151)	32,414
Security deposits	-	292	-
Prepaid loan guarantee fees	389	411	411
Accounts payable	(817,339)	851,974	(523,846)
Refundable customer deposits	(7,516)	434,057	(871)
Interest swap	(110)	(299)	(366)
Taxes payable	(1,363)	(167)	(3,900)
Accrued expenses and other current liabilities	(3,816)	35,643	(13,657)

NET CASH USED IN OPERATING ACTIVITIES	(277,979)	(79,400)	(161,062)

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sale of time deposits	-	-	20,000
Purchases of property, plant and equipment	(3,664)	(24,352)	(2,444)
Proceeds from disposal of property and equipment		26,394	-
Payment for capitalized software development costs	(34,041)	(29,876)	(122,864)

NET CASH USED IN INVESTING ACTIVITIES	(37,705)	(27,834)	(105,308)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from loans payable	300,000	80,000	130,000
Repayment of loans payable	(220,000)	(130,000)	(78,000)
Proceeds from loans payable - related parties	315,400	346,800	526,000
Repayment of loans payable - related parties	(117,896)	(122,000)	(230,000)
Proceeds from note payable	-	(10,000)	-
Repayment of note payable	-		(50,000)
Repayment of long-term debt	(22,180)	(22,660)	(22,660)
Proceeds from long-term debt - related parties	-	-	118,000
Repayment of long-term debt - related parties	25,223		(83,173)
Payments of principal under capital lease obligations	(2,268)	(21,235)	(16,603)

NET CASH PROVIDED BY FINANCING ACTIVITIES	278,279	120,905	293,564

NET INCREASE(DECREASE) IN CASH	(37,405)	13,671	27,194

Cash and cash equivalents at beginning of year	47,413	33,742	6,548

Cash and cash equivalents at end of year	¥10,008	¥47,413	¥33,742

Interest paid	¥7,911	¥34,358	¥18,846
Taxes paid	¥1,900	¥3,078	¥3,140

Equipment acquired with capital leases obligations	¥-	¥-	¥-
Conversion of debt into common stock	¥300,000	¥156,000	¥364,400
Forgiveness of debt by a stockholder	¥212,223	¥-	¥-

See accompanying notes to the Financial Statements.

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

Software sales with upgrade rights -  The Company sells certain software products with upgrade rights when the upgrade is available, known as post-contract customer support (PCS), and accounts for these transactions in accordance with the American Institute of Certified Public Accountants Statement of Position 97-2 “Software Revenue Recognition,” as amended (“SOP 97-2”).  Revenue is allocated to Software and PCS elements based on vendor-specific objective evidence (“VSOE”) of fair value, regardless of any separate prices stated within the contract for each element.  VSOE of the fair value is based upon the price charged when the element is sold separately.  The fair value of the only undelivered element, the PCS, is determined by reference to the price the customer will be required to pay when it is sold separately (that is, the renewal rate).  The upgrade right, which is included in the PCS does not get allocated a piece of the discount, if a discount is offered.  If sufficient vendor-specific evidence exists to reasonably estimate the percentage of customers that are not expected to exercise the upgrade right, the fee allocated to the upgrade right is reduced to reflect that percentage.  The Company periodically reviews this estimated percentage and accounts for the effect of any change in that percentage as a change in accounting estimate.  The Company prices its software and PCS based on multiple purchase volume factors such as the number of products and the number of users, the amount allocated to the same element when sold separately takes into consideration of those multiple purchase volume factors accordingly.  The Company recognizes the portion of fees allocated to software when the software has been delivered to the customer and the portion of the fee allocated to PCS as revenue ratably over the term of the PCS arrangement unless sufficient vendor-specific historical evidence exists demonstrating that costs to provide PCS are incurred on other than a straight-line basis provided the collection of the resulting receivable is reasonably assured.

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

Segment reporting

The Company follows Statement of Financial Accounting Standards No. 131 “Disclosures about Segments of an Enterprise and Related Information” (“SFAS No. 131”). SFAS No. 131 requires that a company report financial and descriptive information about its reportable operating segments. Operating segments are components of an enterprise for which separate financial information is available and is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company's chief operating decision maker currently evaluates the Company’s operations from a number of different operational perspectives including but not limited to a client by client basis. The Company derives its revenues from a single reportable operating segment of system integration, software licenses, maintenance and support and outsourcing services, for electronic commerce and web solution. Accordingly, the Company does not report more than one segment; nevertheless, management evaluates, at least quarterly, whether the Company continues to have one single reportable segment.

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

Note 3 – Restatements of financial statements

Subsequent to the original issuance of the Company’s financial statements for each of the three fiscal years in the period ended March 31, 2006 as included in its Form 20-F filed on September 29, 2006 and Form 20-F/A as amended and filed on January 12, 2007, the SEC sent the Company comment letters dated October 26, 2006, October 27, 2006 and January 26, 2007 respectively in connection with the review of the Company’s Form 20-F Registration Statement, as amended. Its Board of Directors launched and has completed an independent investigation into certain accounting and financial reporting matters. As a result of issues identified in that investigation, as well as issues identified in additional reviews and procedures conducted by management, its Board of Directors, in consultation with management and Li & Company, PC, its independent registered public accounting firm, concluded on July 30, 2007 that its previously issued financial statements for Fiscal Year 2004, 2005, and 2006 (including the interim periods within those years), and the first six month periods ended September 30, 2006 of Fiscal Year 2007, should no longer be relied upon because of certain accounting misstatements in those financial statements. Accordingly, the Company has restated its previously issued financial statements for those periods. Details of the misstatements are set out below:

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
Research and development costs	¥27,958
Capitalized software development costs	(27,958)
Capitalized software development costs	27,958
Impairment of software development costs	(27,958)

(ii) To correct miscalculation of capitalized lease assets
Depreciations expense	¥4,994
Accumulated depreciation	(2,345)
Current maturities of capital lease obligations	(2,363)
Capital lease obligations, net of current maturities	(286)

(iii) To separate loans – related parties from loans
Loans	¥16,000
Loans – related parties	(16,000)

(iv) To separate current maturities of long-term debt – related parties from current maturities of long-term debt
Current maturities of long-term debt – related parties	¥49,573
Current maturities of long-term debt	(49,573)

(v) To reclassify stock issuance costs from accumulated deficit to general and administrative expenses
Stock issuance costs	¥1,553
Accumulated deficit	(1,553)

(vi) To adjust revenue from a net basis to a gross basis as per EITF Issue No. 99-19
Cost of sales – system integration	¥1,595
Revenue – system integration	(1,595)

Cost of sales – system integration	1,052,449
Revenue – system integration	(1,052,449)

(vii) To reclassify misposting
Impairment charge – general and administrative	¥33,865
Cost of sales – impairment charge	(33,865)

Cost of sales – system integration	(118,000)
Revenue – outsourcing services	118,000

Royalty revenue	11,467
Revenue – system integration	(11,467)
Cost of sales – system integration	10,034
Cost of sales – royalty	(10,034)

Royalty revenue	1,312
Revenue – system integration	(1,312)
Cost of sales – system integration	920
Cost of sales – royalty	(920)

Royalty revenue	27
General and administrative expenses	21,680
Cost of sales – royalty	(21,707)

Cost of sales – outsourcing services	15,100
Revenue – outsourcing services	(15,100)

Cost of sales – Maintenance	138
General and administrative expenses	(138)

Cost of sales – royalty	1,152
General and administrative expenses	(1,152)

For the Fiscal Year ended March 31, 2006

In thousands of Japanese Yen
(i) To reverse amortization expense of software for internal use being charged off as impairment in prior year
Software for internal use	¥8,060
Impairment of software for internal use	(8,060)

(ii) To record depreciation of capitalized lease assets
Depreciations expense	¥4,750
Accumulated depreciation	(4,750)
Depreciations expense	¥3,885
Gain from disposal of equipment	(3,885)

(iii) To separate loans – related parties from loans
Loans	¥68,800
Loans – related parties	(68,800)

(iv) To record stock based compensation per SFAS No. 123R
Stock based compensation	¥42,567
Additional paid-in capital	(42,567)

(v) To reclassify stock issuance costs from accumulated deficit to general and administrative expenses
Stock issuance costs	¥2,586
Accumulated deficit	(2,586)

(vi) To adjust revenue from a net basis to a gross basis as per EITF Issue No. 99-19
Cost of sales – system integration	¥1,851,156
Revenue – system integration	(1,851,156)

Cost of sales – outsourcing services	88,071
Revenue – outsourcing services	(88,071)

(vii) To reclassify misposting
Amortization of software development costs – general and administrative	¥19,858
Cost of sales – software licenses	(19,858)

Royalty revenue	7,417
Revenue – system integration	(7,417)
Cost of sales – system integration	7,538
Cost of sales – royalty	(7,538)

Royalty revenue	3,845
Revenue – system integration	(3,845)
Cost of sales – system integration	2,990
Cost of sales – royalty	(2,990)

Royalty revenue	220
Revenue – system integration	(220)
Cost of sales – system integration	154
Cost of sales – royalty	(154)

Impairment charge – general and administrative	10,000
Cost of sales – system integrations	(10,000)

(viii) To reclassify research and development related expenses to research and development
Research and development costs	¥43,394
General and administrative expenses	(43,394)

(ix) To reclassify non research and development related expenses to general and administrative expenses
General and administrative expenses	¥16,097
Research and development costs	(16,097)

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

The following tables present the impact of the above mentioned adjustments to the financial statement information

Statements of operations information:

ECOSS INC.
STATEMENTS OF OPERATIONS
(RESTATED)
(In thousands of Japanese Yen, except share and per share data)
	For the Fiscal Years Ended
	March 31,
	2006			2007
	As Previously	Adjustments	As Restated	As Previously	Adjustments	As Restated
	Stated			Stated
NET REVENUES
System intergrations	¥289,610	¥1,862,638	¥2,152,248	¥212,160	¥1,184,825	¥1,396,985
Software licenses	3,640	-	3,640	24,550	-	24,550
Royalties	15,980	(11,482)	4,498	17,588	(12,807)	4,781
Maintenance and support	10,637	-	10,637	19,306	-	19,306
Outsourcing services	89,211	88,071	177,282	239,610	(102,900)	136,710

Total net revenues	409,078	1,939,227	2,348,305	513,214	1,069,118	1,582,332

COST OF GOODS SOLD
System intergrations	89,073	1,861,838	1,950,911	231,290	1,064,999	1,296,289
Software licenses	19,858	(19,858)	-	33,865	(33,865)	-
Royalties	10,682	(10,682)	-	31,509	(31,509)	-
Maintenance and support	1,272	-	1,272	3,780	138	3,918
Outsourcing services	48,952	88,071	137,023	408	15,100	15,508

Total cost of goods sold	169,837	1,919,369	2,089,206	300,852	1,014,863	1,315,715

GROSS PROFIT	239,241	19,858	259,099	212,362	54,255	266,617

OPERATING EXPENSES:
Research and development	22,391	27,297	49,688	43,875	27,958	71,833
Selling, general and administrative expenses	273,511	37,093	310,604	241,827	25,385	267,212
Impairment of software development costs	10,000	-	10,000	88,274	157	88,431

Total operating expenses	305,902	64,390	370,292	373,976	53,500	427,476

LOSS FROM OPERATIONS	(66,661)	(44,532)	(111,193)	(161,614)	755	(160,859)

OTHER INCOME (EXPENSE):
Interest expense, net	(34,358)	-	(34,358)	(18,838)	-	(18,838)
Realized holding losses from interest swap, net	(9)	-	(9)	(123)	-	(123)
Gain (loss) from disposal of property and equipment	(586)	3,885	3,299	-	-
Other income (expense)	296	(1,196)	(900)	2,059	(1,553)	506

Total other income (expense)	(34,657)	2,689	(31,968)	(16,902)	(1,553)	(18,455)

LOSS BEFORE INCOME TAXES	(101,318)	(41,843)	(143,161)	(178,516)	(798)	(179,314)

INCOME TAXES	3,078	-	3,078	3,140	-	3,140

NET LOSS	¥(104,396)	¥(41,843)	¥(146,239)	¥(181,656)	¥(798)	¥(182,454)

NET LOSS PER COMMON SHARE:
Basic	¥(1,744)	¥(699)	¥(2,443)	¥(5,017)	¥(22)	¥(5,039)
Diluted	¥(1,744)	¥(699)	¥(2,443)	¥(5,017)	¥(22)	¥(5,039)
Weighted average number of common shares outstanding:
Basic	59,861	59,861	59,861	36,209	36,209	36,209
Diluted	59,861	59,861	59,861	36,209	36,209	36,209

Balance sheets information:

ECOSS INC.
BALANCE SHEETS
(RESTATED)
(In thousands of Japanese Yen, except share data)
	March 31,
	2006			2005
	As Previously	Adjustments	As Restated	As Previously	Adjustments	As Restated
	Stated			Stated
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	¥47,413	¥-	¥47,413	¥33,742	¥-	¥33,742
Accounts receivable, net	954,384	-	954,384	182,789	-	182,789
Inventories	375,901	(375,901)	-	20,254	(20,254)	-
Prepayments and other current assets	234,761	375,901	610,662	22,257	20,254	42,511

Total Current Assets	1,612,459	-	1,612,459	259,042	-	259,042

INVESTMENT	10	(10)	-	10	(10)	-

PROPERTY AND EQUIPMENT, net	17,915	-	17,915	27,371	4,750	32,121

SOFTWARE DEVELOPMENT COSTS, net	50,037	(10,740)	39,297	51,989	(18,800)	33,189

TRADEMARK, net	577	-	577	663	-	663

SECURITY DEPOSITS	37,368	-	37,368	37,660	-	37,660

PREPAID LOAN GUARANTEE FEES, net	488	-	488	899	-	899

Total Assets	¥1,718,854	¥(10,750)	¥1,708,104	¥377,634	¥(14,060)	¥363,574

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
CURRENT LIABILITIES:
Loans payable	¥104,800	¥(84,800)	¥20,000	¥86,000	¥(16,000)	¥70,000
Loans payable - related parties	-	84,800	84,800	-	16,000	16,000
Note payable	240,000	-	240,000	250,000	-	250,000
Current maturities of long-term debt	22,680	-	22,680	22,660	-	22,660
Current maturities of capital lease obligations	2,269	-	2,269	13,885	-	13,885
Accounts payable	902,458	-	902,458	50,484	-	50,484
Refundable customer deposits	438,700	-	438,700	4,643	-	4,643
Interest swap	110	-	110	409	-	409
Taxes payable	2,313	-	2,313	2,480	-	2,480
Accrued expenses and other current liabilities	75,167	-	75,167	39,524	-	39,524

Total Current Liabilities	1,788,497	-	1,788,497	470,085	-	470,085

LONG-TERM DEBT, net of current maturities	4,500	-	4,500	27,180	-	27,180

LONG-TERM DEBT - RELATED PARTY, net of current maturities	-	-	-	-	-	-

CAPITAL LEASE OBLIGATIONS, net of current maturities	2,633	-	2,633	6,163	-	6,163

Total Liabilities	1,795,630	-	1,795,630	503,428	-	503,428

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY (DEFICIT):
Common stock, no par value: 150,000 shares authorized,
62,180 and 55,860 shares issued and outstanding as of	498,000	707,200	1,205,200	420,000	707,200	1,127,200
March 31, 2006 and 2005, respectively
Additional paid-in capital	386,700	42,567	429,267	308,700	-	308,700
Accumulated deficit	(961,476)	(760,517)	(1,721,993)	(854,494)	(721,260)	(1,575,754)

Total Stockholders' Equity (Deficit)	(76,776)	(10,750)	(87,526)	(125,794)	(14,060)	(139,854)

Total Liabilities and Stockholders' Equity (Deficit)	¥1,718,854	¥(10,750)	¥1,708,104	¥377,634	¥(14,060)	¥363,574

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

The restated statements of cash flows with respect to the fiscal years ended March 31, 2006 and 2005 are set out as follows:

ECOSS INC.
STATEMENTS OF CASH FLOWS
(In thousands of Japanese Yen)
	For the Fiscal Years Ended
	March 31,
	2006			2005
	As Previously	Adjustments	Restated	As Previously	Adjustments	Restated
	Stated			Stated
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	¥(104,396)	¥(41,843)	¥(146,239)	¥(181,656)	¥(798)	¥(182,454)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization	10,713	4,750	15,463	15,526	2,261	17,787
Amortization of software development costs and trademark	27,918	(7,975)	19,943	71,807	(68,344)	3,463
Provision for (reduction in) doubtful accounts	5,716	-	5,716	(15,650)	-	(15,650)
Stock based compensation	-	42,567	42,567	-	-	-
Impairment of software development costs	10,000	-	10,000	88,274	157	88,431
Loss from sale of property and equipment	586	(3,885)	(3,299)	-	-	-
Changes in operating assets and liabilities:
Accounts receivable	(777,311)	-	(777,311)	437,176	-	437,176
Inventories	(355,647)	355,647	-	24,799	(24,799)	-
Prepayments and other current assets	(212,504)	(355,647)	(568,151)	7,615	24,799	32,414
Security deposits	292	-	292	-	-	-
Prepaid loan guarantee fees	411	-	411	411	-	411
Accounts payable	851,974	-	851,974	(523,846)	-	(523,846)
Refundable customer deposits	434,057	-	434,057	(871)	-	(871)
Interest swap	(299)	-	(299)	(366)	-	(366)
Taxes payable	(167)	-	(167)	(3,900)	-	(3,900)
Accrued expenses and other current liabilities	35,643	-	35,643	(13,657)	-	(13,657)

NET CASH USED IN OPERATING ACTIVITIES	(73,014)	(6,386)	(79,400)	(94,338)	(66,724)	(161,062)

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sale of time deposits	-	-	-	20,000	-	20,000
Purchases of property, plant and equipment	(28,237)	3,885	(24,352)	(2,444)	-	(2,444)
Proceeds from disposal of property and equipment	26,394	-	26,394	-	-	-
Payment for capitalized software development costs	(29,791)	(85)	(29,876)	(185,385)	62,521	(122,864)

NET CASH USED IN INVESTING ACTIVITIES	(31,634)	3,800	(27,834)	(167,829)	62,521	(105,308)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from loans payable	18,800	61,200	80,000	146,000	(16,000)	130,000
Repayment of loans payable		(130,000)	(130,000)	(78,000)		(78,000)
Proceeds from loans payable - related parties	156,000	190,800	346,800	280,000	246,000	526,000
Repayment of loans payable - related parties		(122,000)	(122,000)		(230,000)	(230,000)
Proceeds from note payable	(10,000)	-	(10,000)	-	-	-
Repayment of note payable				(50,000)		(50,000)
Repayment of long-term debt	(22,660)		(22,660)	(72,233)	49,573	(22,660)
Proceeds from long-term debt - related parties	-	-	-	84,400	33,600	118,000
Repayment of long-term debt - related parties					(83,173)	(83,173)
Payments of principal under capital lease obligations	(21,235)	-	(21,235)	(19,253)	2,650	(16,603)
Stock issuance cost	(2,586)	2,586	-	(1,553)	1,553	-

NET CASH PROVIDED BY FINANCING ACTIVITIES	118,319	2,586	120,905	289,361	4,203	293,564

NET INCREASE(DECREASE) IN CASH	13,671	-	13,671	27,194	-	27,194

Cash and cash equivalents at beginning of year	33,742	-	33,742	6,548	-	6,548

Cash and cash equivalents at end of year	¥47,413	¥-	¥47,413	¥33,742	¥-	¥33,742

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest paid	¥34,358	¥-	¥34,358	¥18,846	¥-	¥18,846
Taxes paid	¥3,078	¥-	¥3,078	¥3,140	¥-	¥3,140

NON-CASH INVESTING AND FINANCING ACTIVITIES:
Equipment acquired with capital leases obligations	¥-	¥-	¥-	¥-	¥-	¥-
Conversion of debt into common stock	¥-	¥156,000	¥156,000	¥-	¥364,000	¥364,400

Statement of stockholders’ equity (deficit) information:

The restated statement of stockholders’ equity (deficit) with respect to the fiscal years ended March 31, 2006 and 2005 are set out as follows:

ECOSS INC.
STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)
(RESTATED)
FOR THE FISCAL YEARS ENDED MARCH 31, 2006 AND 2005
(In thousands of Japanese Yen, except share data)

	Common Stock, No Par Value
	Number of	Amount			Additional Paid-in Capital			Accumulated Deficit			Total Stockholders' Equity (Deficit)
	Shares	As Previously	Adjustments	As Restated	As Previously	Adjustments	As Restated	As Previously	Adjustments	As Restated	As Previously	Adjustments	As Restated
		Stated			Stated			Stated			Stated

Balance, April 1, 2004	19,420	¥237,800	¥707,200	¥945,000	¥126,500	¥-	¥126,500	¥(671,285)	¥(722,016)	¥(1,393,301)	¥(306,985)	¥(14,816)	¥(321,801)

Conversion of debt into common stock	36,440	182,200		182,200	182,200	-	182,200				364,400	-	364,400

Net loss								(181,656)	(798)	(182,454)	(181,656)	(798)	(182,454)

Stock issuance costs, net of tax								(1,553)	1,553	-	(1,553)	1,553	-

Balance, March 31, 2005	55,860	420,000	707,200	1,127,200	308,700	-	308,700	(854,494)	(721,261)	(1,575,755)	(125,794)	(14,061)	(139,855)

Conversion of debt into common stock	6,320	78,000		78,000	78,000	-	78,000				156,000	-	156,000

Vested value of employee stock options	-	-		-	-	42,567	42,567				-	42,567	42,567

Net loss								(104,396)	(41,843)	(146,239)	(104,396)	(41,843)	(146,239)

Stock issuance costs, net of tax								(2,586)	2,586	-	(2,586)	2,586	-

Balance, March 31, 2006	62,180	¥498,000	¥707,200	¥1,205,200	¥386,700	¥42,567	¥429,267	¥(961,476)	¥(760,518)	¥(1,721,994)	¥(76,776)	¥(10,751)	¥(87,527)

Note 4 – Going concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates continuity of operations, realization of assets, and liquidation of liabilities in the normal course of business.  As reflected in the accompanying financial statements, the Company had an accumulated deficit of ¥2,127,784 and a working capital deficiency of ¥52,786 at March 31, 2007 and had a net loss from operations and cash used in operations of ¥405,790 and ¥277,979 for the fiscal year ended March 31, 2007, respectively. These conditions raise substantial doubt about its ability to continue as a going concern.

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

Note 8 – Software development costs

Software development costs stated at cost, less accumulated amortization at March 31, 2007 and 2006 consisted of the following:

	March 31
	2007	2006
	(In thousands of yen)
Software developed to be sold or licensed
Software developed to be sold or licensed	¥27,990	¥47,121
Less accumulated amortization	(15,417)	(21,360)
	¥12,573	¥25,821

Development in progress	¥11,611	¥13,476

Software for internal use
Software for internal use	¥2,944	¥-
Less accumulated amortization	(876)	-
	¥2,068	¥-
	¥26,252	¥39,297

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

Note 10 – Security deposits

Security deposits at March 31, 2007 and 2006 consisted of the following:

	March 31
	2007	2006
	(In thousands of yen)
Security deposit under operating lease (See Note 24(ii))	¥37,318	¥37,318
Security deposit under security service agreement (See Note 24(iii))	50	50
	¥37,368	¥37,368

Note 11 – Prepaid loan guarantee fees

Prepaid loan guarantee fees at March 31, 2007 and 2006 consisted of the following:

	March 31
	2007	2006
	(In thousands of yen)
(i) Prepaid loan guarantee fee of 0.55% of 90% of the principal per year payable upon signing in connection with the long-term debt of ¥50,000 obtained on March 26, 2002 (See Note 16 (i))	¥1,238	¥1,238
Less accumulated amortization	(1,238)	(990)
	-	248

(ii) Prepaid loan guarantee fee of 0.55% of 90% of the principal per year payable upon signing in connection with the long-term debt of ¥30,000 obtained on December 20, 2002 (See Note 16 (ii))	¥742	¥742
Less accumulated amortization	(643)	(502)
	99	240

	¥99	¥488

Note 12 – Note payable

Note payable at March 31, 2007 and 2006 consisted of the following:

	March 31
	2007	2006
	(In thousands of yen)
Note payable to a financial institution collateralized by accounts receivable, with interest at 4.00% per annum payable monthly assigned on April 28, 2006, along with delinquency charges incurred of ¥25,223, and then reassigned to Ecoss’s president and chief executive officer on July 24, 2006. On July 31, 2006, ¥212,223 was forgiven reducing the balance to ¥53,000 due July 30, 2008 (See Note 20(i)).	¥-	¥240,000

	¥-	¥240,000

Note 13 – Loan payable

Loan payable at March 31, 2007 and 2006 consisted of the following:

	March 31
	2007	2006
	(In thousands of yen)
(i) Loan payable to a Significant Business Party (“Significant Business Party”) (See Note 25 (iii)), with interest at 3.00% per annum payable monthly, with principal due September 30, 2007. The Company and the Significant Business Party verbally agreed to extend the loan at the same terms for three months with principal and interest due September 30, 2007 (See Note 26 (ii)). On December 14, 2007, the Company received, from Significant Business Party, notification of default and demand for payment, along with delinquency charges.	¥100,000	¥-
(ii) Loan payable to Significant Business Party, with interest at 5.00% per annum payable monthly, with principal due March 30, 2007.	-	20,000
	¥100,000	¥20,000

Note 14 – Refundable customer deposits

Refundable customer deposits at March 31, 2007 and 2006 consisted of the following:

	March 31
	2007	2006
	(In thousands of yen)
System integration	¥429,071	¥185,000
Software licenses	-	250,000
Maintenance and support	-	500
Outsourcing services	2,113	3,200
	¥431,184	¥438,700

Note 15 – Accrued expenses and other current liabilities

Accrued expenses and other current liabilities at March 31, 2007 and 2006 consisted of the following:

	March 31
	2007	2006
	(In thousands of yen)
Accrued expenses	¥18,942	¥39,504
Withholding tax and social insurance payable	2,168	1,515
Accrued severance cost	13,453	12,414
Other payables	36,789	21,734
	¥71,352	¥75,167

Note 16 – Long-term debt

Long-term debt at March 31, 2007 and 2006 consisted of the following:

	March 31
	2007	2006
	(In thousands of yen)
(i) Long-term debt, unsecured, payable to a bank, guaranteed by an independent third party for a fee of 0.55% of 90% of the principal per year payable upon signing, maturing on March 15, 2007. Interest is payable at a floating rate based on the Tokyo Interbank Offered Rate (“TIBOR”) 6 months plus spread of 1.59% (See Note 11 (i))	¥-	¥16,680
(ii) Long-term debt, unsecured, payable to a bank, guaranteed by an independent third party for a fee of 0.55% of 90% of the principal per year payable upon signing, with interest at 2.675% per annum payable monthly, with principal due December 19, 2007 (See Note 11 (ii)).	5,000	10,500

	5,000	27,180
Less current maturities	(5,000)	(22,680)
	¥-	¥4,500

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

(vi) Entry of an exclusive master distribution agreement

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

ECOSS INC. (Registrant)

Dated: May 30, 2008	By:/s/ Chihiro Tsuyuki
Chihiro Tsuyuki Chief Executive and Financial Officer