Form 20-F/A
period 2007-03-31
Ecoss Inc.
filed 2008-06-03
CIK 1363731

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 4 to

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

None

(Title of Class)

This Registration Statement on Form 20-F/A Amendment Number 4, is being filed by the registrant to include certain exhibits which were erroneously reported as being incorporated by reference to a previous filing of the registrant, in the registrant’s Registration Statement on Form 20-F/A Amendment Number 3,  which exhibits had not been previously filed as of the date of that filing.  Other than the inclusion of those exhibits this Registration Statement on Form 20-F/A Amendment Number 4 remains exactly the same as the registrant’s Registration Statement on Form 20-F/A Amendment Number 3.

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

Yes ☐  No ☐

TABLE OF CONTENTS

Page

TABLE OF CONTENTS

4

PART I

7

Item 1. Identity of Directors, Senior Management and Advisers

7

A.

Directors and Senior Management

7

B.

Advisers

7

C.

Auditors

7

Item 2. Offer Statistics and Expected Timetable

8

A.

Selected Financial Data

8

B.

Capitalization and Indebtedness

12

C.

Reasons for the Offer and Use of Proceeds

12

D.

Risk Factors

12

Item 4. Information on the Company

19

A.

History and Development of the Company

19

B.

Business Overview

19

C.

Organizational Structure

24

D.

Property, Plants and Equipment

24

Item 4A. Unresolved Staff Comments

24

Item 5. Operating and Financial Review and Prospects

25

A.

Operating Results

25

B.

Liquidity and Capital Resources

35

C.

Research and Development, Patents and Licenses, etc.

36

D.

Trend Information

36

E.

Off-Balance Sheet Arrangements

36

F.

Tabular Disclosure of Contractual Obligations

37

G.

Safe Harbor

37

Item 6. Directors, Senior Management and Employees

37

A.

Directors and Senior Management

37

B.

Compensation

38

C.

Board Practices

38

D.

Employees

38

E.

Share Ownership

39

Item 7. Major Shareholders and Related Party Transactions

39

A.

Major Shareholders

39

B.

Related Party Transactions

39

C.

Interests of Experts and Counsel

40

Item 8. Financial Information

41

A.

Consolidated Statements and Other Financial Information

41

B.

Significant Changes

41

Item 9. The Offer and Listing

41

A.

Offer and Listing Details

41

B.

Plan of Distribution

41

C.

Markets

41

D.

Selling Shareholders

41

E.

Dilution

41

F.

Expenses of the issue

41

Item 10. Additional Information

41

A.

Share Capital

41

B.

Memorandum and Articles of Association

42

C.

Material Contracts

47

E.

Taxation

48

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

Item 19. Exhibits.

53

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

ECOSS INC. (Registrant)

Dated: June 2, 2008	By:/s/ Chihiro Tsuyuki
Chihiro Tsuyuki Chief Executive and Financial Officer