Form 20-F
period 2008-03-31
Ecoss Inc.
filed 2010-02-26
CIK 1363731

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

     .

REPORT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

 X  .

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2008

OR

     .

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to _______

OR

     .

SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ___________

Commission File Number 0-52245

ECOSS Inc. (Exact name of Registrant as specified in its charter) ECOSS Inc. (Translation of Registrant’s name into English)
Japan (Jurisdiction of incorporation or organization)	1-3-6 Akasaka, Akasaka Greace Building, 6th Floor Minato-ku, Tokyo 107-0052, Japan (Address of principal executive offices)

2-3-5 Ohashi, Barbizon 41, 3F

Meguro-ku, Tokyo 153-0044, Japan

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

70,580 shares of common stock

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes      . No  X  .

If this Report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes      . No  X  .

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes      . No  X  .

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes  X  . No      .

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

Large Accelerated Filer .	Accelerated Filer .	Non-Accelerated Filer X .

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP X .	International Financial Reporting Standards as issued by the International Accounting Standards Board .	Other .

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17  X  . Item 18      .

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes      . No  X  .

TABLE OF CONTENTS

Page

TABLE OF CONTENTS

3

PART I

6

Item 1. Identity of Directors, Senior Management and Advisers

6

A.

Directors and Senior Management

6

B.

Advisors

6

C.

Auditors

6

Item 2. Offer Statistics and Expected Timetable

6

Item 3. KeyInformation

6

A.

Selected Financial Data

6

B.

Capitalization and Indebtedness

10

C.

Reasons for the Offer and Use of Proceeds

10

D.

Risk Factors

10

Item 4. Information on the Company

16

A.

History and Development of the Company.

16

B.

Business Overview

16

C.

Organizational Structure

21

D.

Property, Plants and Equipment

21

Item 4A. Unresolved Staff Comments

21

Item 5. Operating and Financial Review and Prospects

22

A.

Operating Results

22

B.

Liquidity and Capital Resources

32

C.

Research and Development, Patents and Licenses, etc

33

D.

Trend Information

34

E.

Off-Balance Sheet Arrangements

34

F.

Tabular Disclosure of Contractual Obligations

34

G.

Safe Harbor

34

Item 6. Directors, Senior Management and Employees

35

A.

Directors and Senior Management

35

B.

Compensation

35

C.

Board Practices

35

D.

Employees

36

E.

Share Ownership

36

Item 7. Major Shareholders and Related Party Transactions

36

A.

Major Shareholders

36

B.

Related Party Transactions

37

C.

Interests of Experts and Counsel

38

Item 8. Financial Information

38

A.

Statements and Other Financial Information

38

B.

Significant Changes

38

Item 9. The Offer and Listing

39

A.

Offer and Listing Details

39

B.

Plan of Distribution

39

C.

Markets

39

D.

Selling Shareholders

39

E.

Dilution

39

F.

Expenses of the Issue

39

Item 10. Additional Information

39

A.

Share Capital

39

B.

Memorandum and Articles of Association

41

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

Principal Accountant Fees and Services

53

Item 16D.

Exemptions from the Listing Standards for Audit Committees

54

Item 16E.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

54

PART III

55

Item 17.

Financial Statements

55

Item 18.

Financial Statements

55

Item 19.

Exhibits

55

Certain Defined Terms

As used in this Annual Report, unless otherwise specified, references to “ECOSS,” “we,” “us” and “our” refer to ECOSS Inc.

Also, as used in this Annual Report:

•

“dollar” or “$” means the lawful currency of the United States of America, and “yen,” “Yen” or “¥” means the lawful currency of Japan.

•

“U.S.” or “U.S.A.” means the United States of America.

•

“SEC” refers to United States Securities and Exchange Commission.

•

 “U.S. GAAP” means accounting principles generally accepted in the United States of America.

•

“fiscal 2008” and “fiscal year 2008” refer to our fiscal year ended March 31, 2008, and other fiscal years are referred to in a corresponding manner.

•

On March 31, 2008, the noon buying rate for yen in New York City as reported by the Federal Reserve Bank of New York was ¥99.85 = US$1.00.

•

On March 31, 2009, the interbank rate for yen as quoted by OANDA Corporation (www.oanda.com) was ¥97.29 = US$1.00.

FORWARD-LOOKING INFORMATION

This Annual Report contains forward-looking statements and information relating to ECOSS that are based on beliefs of its management as well as assumptions made by and information currently available to ECOSS Inc.  When used in this Report, the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” and “should” and similar expressions, as they relate to ECOSS or its management, are intended to identify forward-looking statements.  Such statements reflect the current views and assumptions of the Company with respect to future events and are subject to risks and uncertainties.  Many factors could cause the actual results, performance or achievements of ECOSS to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by ECOSS’s targeted customers, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this filing.  Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, intended, planned or projected.  ECOSS Inc. does not intend or assume any obligation to update these forward-looking statements.

PART I

Item 1

Identity of Directors, Senior Management and Advisers

A.

Directors and Senior Management

Not applicable.

B.

Advisers

Not applicable.

C.

Auditors

Not applicable.

Item 2

Offer Statistics and Expected Timetable

Not applicable.

Item 3

Key Information

A.

Selected Financial Data

The following selected financial data should be read in conjunction with Item 5 “Operating and Financial Review and Prospects” of this Report and our consolidated financial statements and the notes to the consolidated financial statements beginning on page F-1.  The consolidated balance sheets data as of March 31, 2008, 2007, 2006 and 2005 and the consolidated statements of operations data and per share data for the fiscal years then ended are derived from our audited consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), included elsewhere in this Annual Report and amended registration statement filed with United States Securities and Exchange Commission (“SEC”) on Form 20-F/A on June 3, 2008.  The consolidated balance sheet data as of March 31, 2004 and the consolidated statement of operations data and per share data for the fiscal year then ended were omitted due to the fact that such information cannot be provided, or cannot be provided on a restated basis, without unreasonable effort or expense.

ECOSS Inc. and Subsidiary

Consolidated Balance Sheets

(In thousands of Japanese Yen, except share data)

	March 31, 2008	March 31, 2007	March 31, 2006	March 31, 2005
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	¥5,580	¥10,008	¥47,413	¥33,742
Accounts receivable, net	53,442	388,584	954,384	182,789
Prepayments and other current assets	3,079	276,800	610,662	42,511

Total Current Assets	62,101	675,392	1,612,459	259,042

PROPERTY AND EQUIPMENT, net	10,913	16,112	17,915	32,121

SOFTWARE DEVELOPMENT COSTS, net	-	26,252	39,297	33,189

TRADEMARK, net	406	492	577	663

SECURITY DEPOSITS	5,200	37,368	37,368	37,660

PREPAID LOAN GUARANTEE FEES, net	-	99	488	899

Total Assets	¥78,620	¥755,715	¥1,708,104	¥363,574

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
CURRENT LIABILITIES:
Loans payable	¥130,000	¥100,000	¥20,000	¥70,000
Loans payable - related parties	51,732	32,304	84,800	16,000
Note payable	-	-	240,000	250,000
Current maturities of long-term debt	-	5,000	22,680	22,660
Current maturities of capital lease obligations	339	2,269	2,269	13,885
Accounts payable	53,079	85,119	902,458	50,484
Refundable customer deposits	130,659	431,184	438,700	4,643
Interest swap	-	-	110	409
Taxes payable	2,123	950	2,313	2,480
Accrued expenses and other current liabilities	69,772	71,352	75,167	39,524

Total Current Liabilities	437,704	728,178	1,788,497	470,085

LONG-TERM DEBT, net of current maturities	-	-	4,500	27,180

LONG-TERM DEBT - RELATED PARTY, net of current maturities	-	3,000	-	-

CAPITAL LEASE OBLIGATIONS, net of current maturities	-	365	2,633	6,163

Total Liabilities	437,704	731,543	1,795,630	503,428

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY (DEFICIT):
Common stock, no par value: 150,000 shares authorized,
70,580, 68,180 and 62,180 shares issued and outstanding, respectively	1,415,200	1,355,200	1,205,200	1,127,200
Additional paid-in capital	861,583	796,756	429,267	308,700
Accumulated deficit	(2,635,867)	(2,127,784)	(1,721,993)	(1,575,754)

Total Stockholders' Equity (Deficit)	(359,084)	24,172	(87,526)	(139,854)

Total Liabilities and Stockholders' Equity (Deficit)	¥78,620	¥755,715	¥1,708,104	¥363,574

ECOSS Inc. and Subsidiary

Consolidated Statements of Operations

(In thousands of Japanese Yen, except share and per share data)

	For the Fiscal	For the Fiscal	For the Fiscal	For the Fiscal
	Year Ended	Year Ended	Year Ended	Year Ended
	March 31, 2008	March 31, 2007	March 31, 2006	March 31, 2005
NET REVENUES
System intergrations	¥94,269	¥2,209,981	¥2,152,248	¥1,396,985
Software licenses	18,994	13,031	3,640	24,550
Royalties	-	-	4,498	4,781
Maintenance and support	6,891	8,265	10,637	19,306
Consulting services	66,667	-	-	-
Outsourcing services	7,548	21,272	177,282	136,710

Total net revenues	194,369	2,252,549	2,348,305	1,582,332

COST OF SALES
System intergrations	81,873	2,246,173	1,950,911	1,296,289
Software licenses	36,432	-	-	-
Maintenance and support	2,749	1,344	1,272	3,918
Outsourcing services	7,819	20,802	137,023	15,508

Total cost of goods sold	128,873	2,268,319	2,089,206	1,315,715

GROSS PROFIT	65,496	(15,770)	259,099	266,617

OPERATING EXPENSES:
Research and development	42,801	58,947	49,688	71,833
Selling, general and administrative expenses	235,537	285,564	310,603	267,212
Impairment of software development costs	14,640	18,337	10,000	88,431

Total operating expenses	292,978	362,848	370,291	427,476

LOSS FROM OPERATIONS	(227,482)	(378,618)	(111,192)	(160,859)

OTHER (INCOME) EXPENSE:
Interest expense, net	8,478	7,904	34,358	18,838
Realized holding losses from interest swap, net	-	4	9	123
(Gain) loss from disposal of property and equipment	5,952	-	(3,299)	-
Loss from prepaid system integration costs	254,077	14,674	-	-
Other (income) expense	11,144	2,691	900	(506)

Total other (income) expense	279,651	25,273	31,968	18,455

LOSS BEFORE INCOME TAXES	(507,133)	(403,891)	(143,160)	(179,314)

INCOME TAXES	950	1,900	3,078	3,140

NET LOSS	¥508,083)	¥(405,791)	¥(146,238)	¥(182,454)

NET LOSS PER COMMON SHARE:
Basic and diluted	¥(7,362)	¥(6,524)	¥(2,443)	¥(5,039)

Weighted average number of common shares outstanding:
Basic and diluted	69,014	62,197	59,861	36,209

Exchange Rates

Unless otherwise noted, the rate presented below per U.S. $1.00 was the noon buying rate for yen in New York City as reported by the Federal Reserve Bank of New York prior to December 31, 2008 and the interbank rate as quoted by OANDA Corporation (www.oanda.com) as of January 1, 2009 and forward on the date of our most recent balance sheet contained in this Annual Report.  Translations do not imply that the yen amounts actually represent, or have been or could be converted into, equivalent amounts in U.S. dollars.

	High	Low	Average	Period-end
Fiscal year ended March 31,
2003	¥133.20	¥116.00	¥121.98	¥120.20
2004	120.85	105.35	113.19	104.18
2005	114.30	102.26	107.49	107.22
2006	120.93	104.41	113.15	117.48
2007	121.81	110.07	116.92	117.56
2008	124.09	96.88	114.31	99.85
2009	109.36	90.41	100.49	97.29

Fiscal year ending March 31, 2009
April	¥104.56	¥100.87	¥102.68	¥104.53
May	105.52	103.01	104.36	105.46
June	108.29	104.41	106.92	106.17
July	108.19	104.64	106.85	108.10
August	110.48	107.59	109.36	108.69
September	108.85	104.71	106.57	105.94
October	106.06	93.28	100.04	98.28
November	99.30	94.73	97.05	95.58
December	95.58	88.24	91.32	90.38
January	93.65	88.77	90.41	89.68
February	97.95	89.39	92.32	97.76
March	99.05	95.05	97.69	97.29

Fiscal year ending March 31, 2010
April	¥100.82	¥96.34	¥99.01	¥96.87
May	99.33	94.30	96.73	95.39
June	98.71	95.24	96.74	95.55
July	96.65	92.62	94.49	95.25
August	97.62	93.67	95.03	93.67
September	93.08	89.38	91.49	89.98
October	92.10	88.41	90.38	90.96
November	90.96	86.39	89.26	86.66
December	92.24	86.79	89.91	92.24
January
February
March

B.

Capitalization and Indebtedness

Not applicable.

C.

Reasons for the Offer and Use of Proceeds

Not applicable.

D.

Risk Factors

You should carefully consider the following information, together with the other information contained in this Annual Report on Form 20-F, including our consolidated financial statements and related notes.  The occurrence of any of the following risks could hurt our business, financial condition or results of operations.  Other risks and uncertainties not now known to us or that we think are immaterial may also impair our business.

Risks Related to our Business

We have incurred significant operating losses in each of our last three fiscal years.

We have incurred recurring losses of ¥508,083 thousand, ¥405,791 thousand and ¥146,238 thousand for the fiscal year ended March 31, 2008, 2007 and 2006, respectively.  We had a working capital deficiency of ¥375,603 thousand and an accumulated deficit of ¥2,635,867 thousand as of March 31, 2008, respectively.  While the Company is attempting to generate sufficient revenues, the Company’s cash position may not be sufficient to support the Company’s daily operations.  Management intends to raise additional funds by way of a public or private offering.  While the Company believes in the viability of its strategy to generate sufficient revenues and in its ability to raise additional funds, there can be no assurances to that effect.

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

There can be no assurance that we will be successful in anticipating and developing product enhancements or new solutions and services to adequately address changing technologies and client requirements or that we will be able to generate sufficient revenues to offset the significant research and development costs we incur in bringing these products and services to the market.  We may fail to anticipate and develop technological improvements, to adapt our products to technological change, changing country-specific regulatory requirements, emerging industry standards and changing client requirements or to produce high-quality products, enhancements and releases in a timely and cost-effective manner in order to compete with applications and other technologies offered by our competitors.

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

•

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

We must make decisions as to which underlying technology platforms to base our software solutions and software programming tools upon.  During the natural evolutionary cycle of technology, as older technologies become obsolete and new technologies mature and become more widely accepted, we may eventually need to change our products from older technology platforms to newer technology platforms. Any decisions we make with respect to making such a migration, and any such subsequent migration process, subjects us to a variety of risks which could affect our business, results of operations and financial condition.  We may not be successful in changing our products to new technology platforms.  In the past, we have encountered and overcome a number of difficulties in connection with our migration to newer technology platforms.  Such difficulties included bugs and errors resulting from significant rewrites of software codes, our inability to complete the migration process in a timely manner, and dependence upon the functionality and timely release of the new technology platform.  In addition, our migration to new technology platforms has subjected existing clients who decided to upgrade to our new technology to risks, such as the functionality of our migration tools and the clarity of our documentation.  Our prior experiences with migrating to new technology platforms has also made us aware that some of our clients will view this as an opportunity to review whether to upgrade or instead purchase a replacement solution from another supplier or competitor based on an analysis of the benefits and costs associated with upgrading versus replacement.  In addition, some of our clients who agreed to purchase our products have insisted on free upgrades or free integration services when the upgrade is available.  Any of these risks could materially affect our business, results of operations and financial condition.

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

•

changes in client budgets; and

•

other general economic and market conditions.

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

Chihiro Tsuyuki and his affiliate currently owned 57.2% of our outstanding shares at December 31, 2009.  He is also one of our most significant creditors to the extent of ¥78,648 thousand at December 31, 2009.  As such, Mr. Tsuyuki exercises substantial control over us.  As a consequence of his significant shareholdings, if shareholders who own at least 9.925% of our outstanding shares, other than Mr. Tsuyuki, are not in attendance at a shareholders’ meeting, he, acting alone, could compel us, among other matters, to amend our articles of incorporation, remove our corporate auditor, effectuate the sale or other disposition of all or substantially all of our business, issue authorized but unissued shares at prices of his choice, and compel our dissolution.  He may take these actions and others that are in his best interests, which may not be in our interest or that of other shareholders.

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

•

our ability to increasingly move software development capabilities to places like India and China where costs are generally lower, but which subjects us to additional risks;

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

We plan to engage a market maker to quote our common stock on the OTC Bulletin Board following the effectiveness of an amended registration statement currently under SEC review.  However no assurance can be given as to the establishment of any such trading market or, if so established, its strength or continuity.  It is likely that we would encounter:

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

Implementation of our software products can constitute a major portion of our clients’ overall corporate budget, and the amount clients are willing to invest in acquiring and implementing our products and the timing of our clients’ investments have tended to vary due to economic or financial crises or other business conditions.  A further recession, slow or weak economic recovery of technology and software markets could have a material adverse effect on our business, financial position, operating results or cash flows.  In particular, our profitability and cash flows may be significantly adversely affected by continued adverse economic conditions in Japan because we derive all of our revenue from that country.

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

•

the taking over of the whole of the business of any other corporation requiring shareholders’ approval; and

•

the issuance of new shares at a specially favorable price, or issuance of stock acquisition rights or bonds with stock acquisition rights with specially favorable conditions to persons other than shareholders.

U.S. investors may have difficulty in serving process or enforcing a judgment against us or our directors and executive officers.

We are a joint stock corporation with limited liability incorporated under the laws of Japan.  Most of our directors, executive officers and corporate auditors reside in Japan.  All of our assets and the assets of these persons are located in Japan.  Additionally, we formed a wholly-owned subsidiary, Wish Technology Development Limited (“Wish Technology”) under the laws of the Hong Kong Special Administrative Region (“HK SAR”) of the People’s Republic of China (“PRC”) on August 23, 2007, which was currently inactive.  It may not be possible, therefore, for U.S. investors to effectuate service of process within the United States upon us or these persons or to enforce against us or these persons judgments obtained in U.S. courts predicated upon the civil liability provisions of the federal securities laws of the United States.  There is doubt as to the enforceability in Japan, in original actions or in actions for enforcement of judgment of U.S. courts, of liabilities predicated solely upon the federal securities laws of the United States.

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

Downturn in economic environment and corporate IT spending budgets could adversely impact our business.

If overall demand for systems, software and services decreases, whether due to general economic conditions or a shift in corporate buying patterns, the company’s revenue and profit could be adversely impacted.

Item 4

Information on the Company

A.

History and Development of the Company

Introduction

ECOSS Inc. was incorporated in Japan in June 1996 as a joint stock corporation (“kabushiki kaisha”).  Our offices are located at 1-3-6 Akasawa, Akasaka Greace Building, 6F, Minato-ku, Tokyo 107-0052, Japan, and our telephone number is 81 3 5549-6001.  Our website address is http://www.ecoss.co.jp.  Information contained in our website does not constitute part of this Annual Report on Form 20-F.

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

We introduced, and are marketing and licensing several variants of our proprietary ECOSS Solutions software product, which includes our EsFoundation Code Generator utility tool.  The EsFoundation Code Generator tool is used by software engineers and computer programmers to facilitate the conversion of design specifications into software code such as Java, C#, and VB.NET.

For information on our plan to raise additional equity capital, please see “Item 5.B Liquidity and Capital Resources.”

B.

Business Overview

Products and Services

The Company offers system integration, software licenses, maintenance and support, outsourcing services and web hosting services or arrangements with multiple products or services to meet its customers’ needs.  The following table sets forth the sources and applicable percentage of our net revenues for each of our three most recent fiscal years in the period ended March 31, 2008.

	Fiscal year ended
	March 31, 2008	March 31, 2007	March 31, 2006
System integrations	48.5%	98.1%	91.7%
Software licenses	9.8%	0.6%	0.1%
Royalties	0.0%	0.0%	0.2%
Maintenance and support	3.5%	0.4%	0.5%
Consulting services	34.3%	-	-
Outsourcing services	3.9%	0.9%	7.5%

	100.0%	100.0%	100.0%

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

Our fee structure for our systems integration projects is based upon its complexity and scale.  We generally bill our clients for these services on a fixed fee basis.  Revenue from system integration sales is recognized when the related hardware is delivered to the customer, system integration is installed, a “Certificate of Acceptance” is received from the client with either no unfulfilled Company obligations or obligations that will not affect the customer’s final acceptance of the arrangement and collectability is reasonably assured.  Any cost of these obligations is accrued when the corresponding revenue is recognized.  No revenue is recognized on system integration projects until the project is complete.  The Company follows the Financial Accounting Standards Board Emerging Issues Task Force (“EITF”) Issue No. 99-19 “Reporting Revenue Gross as a Principal versus Net as an Agent”  (“EITF 99-19”) for revenue recognition to report revenue gross as a principal for its system integration services sine the Company (1) acts as principal contractor in the transaction, (2) takes title to the products, (3) has risks and rewards of ownership, such as the risk of loss for collection, delivery, or returns, and (4) does not act as an agent or broker (including performing services, in substance, as an agent or broker) with compensation on a commission or fee basis on any of its system integration projects.

Examples of our systems integration projects include:

•

Major Japanese beverage manufacturer

Replacement of the company’s internal sales support system - This project included requirements definition, specifications design, development, testing and implementation.

•

Sega Direct

Development of a direct sales website using the M3 development tool - This project included specifications design, development, testing and implementation.

•

Major multi-national beverage manufacturer

Development of E-commerce site for online sale of the company’s branded goods - Project included specifications design, development, testing, and implementation.

•

Japanese cosmetics manufacturer

Development of E-commerce website for the online sales of cosmetic products - This project included requirements definition, specifications design, development, testing and implementation.

•

Online computer sales website (Business to Business (“BtoB”))

Development of E-commerce website for the online sales of servers, storage devices, and other server-related equipment - Project included specifications design, development, testing, and implementation.

Software

E-business solutions

We offer an array of Web-enabled modular E-business solutions that can be quickly installed.  Our solutions, which utilize flexible technologies and architecture, are easily and rapidly customized and quickly learned.  We address clients’ entire value chain from inbound logistics to client service and support.

Our E-business solutions include:

•

M3 E-commerce Module

Application template for the development of Business to Consumers (“BtoC”) web shopping systems - Includes functionality that is essential for online shops, such as order management, product management, settlement and inventory tracking.  Because the software is based on the EsFoundation utility tool, E-commerce sites can be developed quickly, at minimal cost to the client.

•

M3 Blog

M3 Blog is a Blog system targeted at Internet Service Providers (“ISPs”), Application Service Providers (“ASPs”), portal websites, and companies.  The product’s key feature is the Microsoft Office add-in, which allows users to upload text, charts, graphs and images directly from Microsoft applications such as Excel, Word, and PowerPoint.  The original Excel, Word, and PowerPoint files can be uploaded to the blog as well.  M3 Weblog also includes permission management functionality, so that blog administrators can restrict access to certain blogs.  The system includes support for the display of blogs on mobile phones.

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

•

ECOSS Solutions Enterprise 2 (ESE)

ECOSS Solution Enterprise 2 is an E-commerce application for Business to Business (“BtoB”) and Business to Consumers “BtoC” use.  Sites ranging from single online shops to large-scale malls can be operated using this application, which handles the key aspects of E-commerce such as order placement and real-time credit card settlement.  License sale and maintenance for this product were terminated at the end of February 2005.

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

Royalties from Site Agency and Advertising Agency Web Hosting Services and Distribution of Third Party Software

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

•

Disaster-proof telecom service

We are the exclusive master distributor and sales agent of the TeleContinuity, Inc. (“TeleContinuity”) Technology Platform in Japan.  TeleContinuity is a U.S. company which provides telephone restoration services designed to mitigate business disruption resulting from natural disasters and other catastrophic events.  We currently market this service as well as provide technical implementation and support services in Japan, under an agreement entered into in October 2007.  We will receive 50% of the net revenues that are derived by TeleContinuity from sales of its services that we initiate as well as revenues generated by our distributors and sub-agents in Japan, net of fees to the distributors or sub-agents.

Maintenance and Support

The Company provides maintenance and support services either on an annual basis or on a per incident basis.  One incident is defined as a single issue or problem that a client seeks to resolve.  Customarily, requests for support are submitted by email.  Initial set-up fees, if any, and annual maintenance fees are recognized over the period in which the maintenance and support services are performed.  Revenue from per incident basis contracts is recognized as the services are provided.

Commercial Web Hosting Services

We also provide commercial web hosting services for a number of our clients on a flat fee basis.  The Company recognizes revenues ratably over the hosting period under the flat fee arrangements.

Clients

Our clients are predominantly systems integrators, Internet service providers (“ISPs”), portal site operators and content providers, substantially all of which are located in Japan. We had 55 active clients as of December 31, 2009.  Representative clients include P.G.C.D. INC., WARNER ENTERTAINMENT JAPAN INC. and TeleContinuity, Inc. (client located in the U.S.).

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

Research and Development

Our research and development personnel work closely with our marketing personnel to ensure that our research and development efforts are closely aligned with our client’s needs and desires.  On occasion, we partner with our clients in the development of new product and service offerings.  At December 31, 2009, we only have one (1) part-time employee in our research and development department as we uses outside contractors on as needed basis.

We expended ¥42,801 thousand, ¥58,947 thousand and ¥49,688 thousand on research and development activities for the fiscal year ended March 31, 2008, 2007 and 2006, respectively.

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

Employees

As of December 31, 2009 we had a total of 11 full-time and 0 part-time employees, of whom:

	Full Time Employees	Part Time Employees	TOTAL

Sales, marketing and customer support	1	3	4
Research and development	-	1	1
General and administrative	3	3	6
	4	7	11

Our future success will depend in part upon our ability to attract, retain and motivate highly qualified software professionals, for whom competition is intense.  Our employees are not represented by any labor union or collective bargaining unit.  We believe our relations with our employees are good.

Legal Proceedings

We are not involved in any litigation or other legal proceedings that, if determined adversely to us, would individually or in the aggregate have a material adverse effect on us or our operations.

Facilities

Our offices are located at 1-3-6 Akasawa, Akasaka Greace Building, 6F, Minato-ku, Tokyo 107-0052, Japan, encompassing 60 square meters of office space.  The Company leases its facilities on a per month basis with no formal lease agreement and no security deposit at approximate ¥700 thousand per month, inclusive of building common area maintenance fees.

C.

Organizational Structure

Not applicable.

D.

Property, Plants and Equipment

The information required by this item is in “— Facilities,” above.

Item 4A

Unresolved Staff Comments

Not applicable.

Item 5

Operating and Financial Review and Prospects

A.

Operating Results

ECOSS Inc. and Subsidiary
Management Discussion and Analysis
(In thousands of Japanese Yen, except per share data)

	For the Fiscal	For the Fiscal
	Year Ended	Year Ended
	March 31, 2008	March 31, 2007	Changes
			Amount	%
NET REVENUES
System intergrations	¥94,269	¥2,209,981	¥(2,115,712)	-95.7%
Software licenses	18,994	13,031	5,963	45.8%
Royalties	-	-	-	-
Maintenance and support	6,891	8,265	(1,374)	-16.6%
Consulting services	66,667		66,667	-
Outsourcing services	7,548	21,272	(13,724)	-64.5%

Total net revenues	194,369	2,252,549	(2,058,180)	-91.4%

COST OF GOODS SOLD
System intergrations	81,873	2,246,173	(2,164,300)	-96.4%
Software licenses	36,432	-	36,432	-
Royalties	-	-	-	-
Maintenance and support	2,749	1,344	1,405	104.5%
Outsourcing services	7,819	20,802	(12,983)	-62.4%

Total cost of goods sold	128,873	2,268,319	(2,139,446)	-94.3%

GROSS PROFIT	65,496	(15,770)	81,266	-515.3%

OPERATING EXPENSES:
Research and development	42,801	58,947	(16,146)	-27.4%
Selling, general and administrative expenses	235,537	285,564	(50,027)	-17.5%
Impairment of software development costs	14,640	18,337	(3,697)	-20.2%

Total operating expenses	292,978	362,848	(69,870)	-19.3%

LOSS FROM OPERATIONS	(227,482)	(378,618)	151,136	-39.9%

OTHER (INCOME) EXPENSE:
Interest expense, net	8,478	7,904	574	7.3%
Realized holding losses from interest swap, net	-	4	(4)	-100.0%
(Gain) loss from disposal of property and equipment	5,952	-	5,952	-
Loss from prepaid system integration costs	254,077		254,077	-
Other (income) expense	11,144	17,365	(6,221)	-35.8%

Total other (income) expense	279,651	25,273	254,378	1006.5%

LOSS BEFORE INCOME TAXES	(507,133)	(403,891)	(103,242)	25.6%

INCOME TAXES	950	1,900	(950)	-50.0%

NET LOSS	¥(508,083)	¥(405,791)	¥(102,292)	25.2%

NET LOSS PER COMMON SHARE:
Basic and diluted	¥(7,362)	¥(6,524)

Weighted average number of common shares outstanding:
Basic and diluted	69,014	62,197

ECOSS Inc. and Subsidiary
Management Discussion and Analysis
(In thousands of Japanese Yen, except per share data)

	For the Fiscal	For the Fiscal
	Year Ended	Year Ended
	March 31, 2007	March 31, 2006	Changes
			Amount	%
NET REVENUES
System intergrations	¥2,209,981	¥2,152,248	¥57,733	2.7%
Software licenses	13,031	3,640	9,391	258.0%
Royalties	-	4,498	(4,498)	-100.0%
Maintenance and support	8,265	10,637	(2,372)	-22.3%
Consulting services				-
Outsourcing services	21,272	177,282	(156,010)	-88.0%

Total net revenues	2,252,549	2,348,305	(95,756)	-4.1%

COST OF GOODS SOLD
System intergrations	2,246,173	1,950,911	295,262	15.1%
Software licenses	-	-	-	-
Royalties	-	-	-	-
Maintenance and support	1,344	1,272	72	5.7%
Outsourcing services	20,802	137,023	(116,221)	-84.8%

Total cost of goods sold	2,268,319	2,089,206	179,113	8.6%

GROSS PROFIT	(15,770)	259,099	(274,869)	-106.1%

OPERATING EXPENSES:
Research and development	58,947	49,688	9,259	18.6%
Selling, general and administrative expenses	285,564	310,603	(25,040)	-8.1%
Impairment of software development costs	18,337	10,000	8,337	83.4%

Total operating expenses	362,848	370,291	(7,444)	-2.0%

LOSS FROM OPERATIONS	(378,618)	(111,192)	(267,425)	240.5%

OTHER (INCOME) EXPENSE:
Interest expense, net	7,904	34,358	42,262	123.0%
Realized holding losses from interest swap, net	4	9	13	144.4%
(Gain) loss from disposal of property and equipment	-	(3,299)	(3,299)	100.0%
Loss from prepaid system integration costs	14,674		14,674	-
Other (income) expense	2,691	900	14,979	1664.3%

Total other (income) expense	25,273	31,968	68,629	214.7%

LOSS BEFORE INCOME TAXES	(403,891)	(143,160)	(336,054)	234.7%

INCOME TAXES	1,900	3,078	(1,178)	-38.3%

NET LOSS	¥(405,791)	¥(146,238)	¥(334,876)	229.0%

NET LOSS PER COMMON SHARE:
Basic and diluted	¥(6,524)	¥(2,443)

Weighted average number of common shares outstanding:
Basic and diluted	62,197	59,861

Fiscal Year Ended March 31, 2008 Compared to Fiscal Year Ended March 31, 2007

Net sales

Our net sales decreased ¥2,058,180 thousand or 91.4% to ¥194,369 thousand for the fiscal year ended March 31, 2008 compared to ¥2,252,549 thousand for the fiscal year ended March 31, 2007.  This drastic decrease was primarily due to significant decreases in system integrations and outsourcing services, offset by increases in revenues from consulting services and software licenses.

System Integrations - Revenue from system integration decreased ¥2,115,712 thousand or 95.7% to ¥94,269 thousand for the fiscal year ended March 31, 2008 from ¥2,209,981 thousand for the fiscal year ended March 31, 2007.  This decrease was attributable to intensive competition in system integration business.

Software Licenses - Revenue from software licenses increased ¥5,963 thousand or 45.8% to ¥18,994 thousand for the fiscal year ended March 31, 2008 from ¥13,031 thousand for the fiscal year ended March 31, 2007.  This increase was primarily attributable to revenue generated from our ECOSS Solutions M3 Blog products.

Maintenance and Support - Revenue from maintenance and support services decreased ¥1,374 thousand or 16.6% to ¥6,891 thousand for the fiscal year ended March 31, 2008 from ¥8,265 thousand for the fiscal year ended March 31, 2007.

Consulting services - The Company rendered consulting services and earned ¥66,667 for the fiscal year ended March 31, 2008 as compared to no consulting services revenue earned for the fiscal year ended March 31, 2007.

Outsourcing Services - Revenue from outsourcing services decreased ¥13,724 thousand or 64.5% to ¥7,548 thousand for the fiscal year ended March 31, 2008 from ¥21,272 thousand for the fiscal year ended March 31, 2007.  This decrease was attributable to intensive competition in outsourcing services.

Cost of sales

Our total cost of sales decreased ¥2,139,446 thousand or 94.3% to ¥128,873 thousand for the fiscal year ended March 31, 2008 as compared to ¥2,268,319 thousand for the fiscal year ended March 31, 2007.  This decrease was primarily attributable to a decrease in system integration costs, offset by increases in software licenses cost.

System Integrations - System integrations cost of sales decreased ¥2,164,300 thousand or 96.4% to ¥81,873 thousand for the fiscal year ended March 31, 2008 from ¥2,246,173 thousand for the fiscal year ended March 31, 2007.  This decrease was attributable to a decrease in system integration costs primarily associated with a significant decrease in revenues from system integration.

Software licenses - The Company incurred ¥36,432 thousand associated with software licenses for the fiscal year ended March 31, 2008 in comparison with no cost incurred for the fiscal year ended March 31, 2007.

Maintenance and Support - Maintenance and support cost of sales increased ¥1,405 thousand or 104.5% to ¥2,749 thousand for the fiscal year ended March 31, 2008 from ¥1,344 thousand for the fiscal year ended March 31, 2007.

Consulting services - The Company did not incur any incremental cost associated with consulting services as Mr. Chihiro Tsuyuki rendered consulting services and his salary was charged to general and administrative expenses.

Outsourcing Services - Outsourcing services cost of sales decreased ¥12,983 thousand or 62.4% to ¥7,819 thousand for the fiscal year ended March 31, 2008 from ¥20,802 thousand for the fiscal year ended March 31, 2007.  This decrease was attributable to a decrease in system integration costs primarily associated with a significant decrease in revenues from outsourcing services

Operating expenses

Our operating expenses decreased ¥69,870 thousand or 19.3% to ¥292,978 thousand for the fiscal year ended March 31, 2008 from ¥362,848 thousand for the fiscal year ended March 31, 2007.  The decrease in operating expenses was principally attributable to cost reductions implemented by the management.

Research and Development Costs - Research and development costs decreased ¥16,146 thousand or 27.4% to ¥42,801 thousand for the fiscal year ended March 31, 2008 from ¥58,947 thousand for the fiscal year ended March 31, 2007.

Selling and General Administrative Expenses - Selling and general administrative expenses decreased ¥50,027 thousand or 17.5% to ¥235,537 thousand for the fiscal year ended March 31, 2008 from ¥285,564 thousand for the fiscal year ended March 31, 2007.

Impairment of Software Development Costs - Impairment of software development costs decreased ¥3,697 thousand or 20.2% to ¥14,640 thousand for the fiscal year ended March 31, 2008 from ¥18,337 thousand for the fiscal year ended March 31, 2007.

Other (income) expense

Other (Income) expenses - Other (income) expense increased ¥254,378 thousand to ¥279,651 thousand for the fiscal year ended March 31, 2008 from ¥25,273 thousand for the fiscal year ended March 31, 2007.  This increase was primarily attributable to the write off of the prepaid system integration costs.

Net Loss

As a result of the factors discussed above, the Company reported a net loss of ¥508,083 or ¥7,362 per share for the fiscal year ended March 31, 2008, as compared to a net loss of ¥405,791 or ¥6,524 per share for fiscal year ended March 31, 2007.

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

System Integrations - Revenue from system integration increased ¥57,733 thousand or 2.7% to ¥2,209,981 thousand for the fiscal year ended March 31, 2007 from ¥2,152,248 thousand for the fiscal year ended March 31, 2006.  This increase was attributable to ongoing revenue from the addition of two large-scale system development projects, which represented ¥1,975,553 thousand or 89.4% of total sales from system integration.

Software Licenses - Revenue from software licenses increased ¥9,391 thousand or 258.0% to ¥13,031 thousand for the fiscal year ended March 31, 2007 from ¥3,640 thousand for the fiscal year ended March 31, 2006.  This increase was primarily attributable to revenue generated from our new products (such as our ECOSS Solutions M3 Blog).

Royalties - The Company did not earn any royalty for the fiscal year ended March 31, 2007 as to ¥4,498 thousand of royalty income earned for the fiscal year ended March 31, 2006.

Maintenance and Support - Revenue from maintenance and support services decreased ¥2,372 thousand or 22.3% to ¥8,265 thousand for the fiscal year ended March 31, 2007 from ¥10,637 thousand for the fiscal year ended March 31, 2006.  This decrease was attributable to the cancellation of contracts by customers which totaled ¥2,503 thousand or 23.5% of total revenues.

Outsourcing Services - Revenue from outsourcing services decreased ¥156,010 thousand or 88.0% to ¥21,272 thousand for the fiscal year ended March 31, 2007 from ¥177,282 thousand for the fiscal year ended March 31, 2006.  The decrease in services revenues for the fiscal year ended March 31, 2006 was substantially attributable to the lack of services to 4 large scale customers as was performed in the fiscal year ended March 31, 2006.  In that fiscal year, outsourcing services for 3 large scale customers had been performed for a total of ¥134,608 or 75.9% of total revenue from outsourcing services.

Cost of sales

Our total cost of sales increased ¥179,113 thousand or 8.6% to ¥2,268,319 thousand for the fiscal year ended March 31, 2007 as compared to ¥2,089,206 thousand for the fiscal year ended March 31, 2006. This increase was primarily attributable to an increase in system integration costs, offset by a decrease in outsourcing services cost.

System Integrations - System integrations cost of sales increased ¥295,262 thousand or 15.1% to ¥2,246,173 thousand for the fiscal year ended March 31, 2007 from ¥1,950,911 thousand for the fiscal year ended March 31, 2006.  This increase was attributable to an increase in system integration costs primarily associated with a significant increase in revenue from system integration.  The Company incurred a gross loss for the year, due to the fact that our largest job had cost overruns of ¥74,038 sine the Company (1) acts as principal contractor in the transaction, (2) takes title to the products, and (3) has risks and rewards of ownership, such as the risk of loss for collection, delivery, or returns for all of our system integration services.

Maintenance and Support - Maintenance and support cost of sales increased ¥72 thousand or 5.7% to ¥1,344 thousand for the fiscal year ended March 31, 2007 from ¥1,272 thousand for the fiscal year ended March 31, 2006.

Outsourcing Services - Outsourcing services cost of sales decreased ¥116,221 thousand or 84.8% to ¥20,802 thousand for the fiscal year ended March 31, 2007 from ¥137,023 thousand for the fiscal year ended March 31, 2006.  As noted in the Net sales from outsourcing services above, this was attributable to the lack of services to 4 large-scale customers in the fiscal year ended March 31, 2007, which had totaled ¥91,229 or 66.6% for the fiscal year ended March 31, 2006.

Operating expenses

Our operating expenses decreased ¥7,444 thousand or 2.0% to ¥362,848 thousand for the fiscal year ended March 31, 2007 from ¥370,292 thousand for the fiscal year ended March 31, 2006.  The decrease in operating expenses was principally attributable to a decrease in selling and general administrative expenses, offset by an increase in research and development costs and impairment of software development costs.

Research and Development Costs - Research and development costs increased ¥9,259 thousand or 18.6% to ¥58,947 thousand for the fiscal year ended March 31, 2007 from ¥49,688 thousand for the fiscal year ended March 31, 2006.

Selling and General Administrative Expenses - Selling and general administrative expenses decreased ¥25,040 thousand or 8.1% to ¥285,564 thousand for the fiscal year ended March 31, 2007 from ¥310,603 thousand for the fiscal year ended March 31, 2006.

Impairment of Software Development Costs - Impairment of software development costs increased ¥8,337 thousand or 83.4% to ¥18,337 thousand for the fiscal year ended March 31, 2007 from ¥10,000 thousand for the fiscal year ended March 31, 2006.

Other income (expense)

Interest Expense - Interest expense decreased ¥26,454 thousand or 77.0% to ¥7,904 thousand for the fiscal year ended March 31, 2007 from ¥34,358 thousand for the fiscal year ended March 31, 2006.  This decrease was primarily attributable to the conversion of debt to equity by Mr. Tsuyuki and EFC and forgiveness of debt by Mr. Tsuyuki.

Other Income (expenses) - Other income (expense) increased ¥14,979 thousand to ¥17,365 thousand for the fiscal year ended March 31, 2007 from ¥2,390 thousand for the fiscal year ended March 31, 2006.  This increase was primarily attributable to the write off of the development in progress cost.

Income Taxes

Income tax expense decreased ¥1,178 thousand or 38.3% to ¥1,900 thousand for the fiscal year ended March 31, 2007 from ¥3,078 thousand for the fiscal year ended March 31, 2006.  The Company has net operating loss (“NOL”) carryovers from prior years for fiscal years ending March 31, 2007 and 2006, and only the minimum amount of income tax as required under the Japanese Tax Law was paid in each of such fiscal years.

Net Loss

As a result of the factors discussed above, the Company reported a net loss of ¥405,791 or ¥6,524 per share for the fiscal year ended March 31, 2007, as compared to a net loss of ¥146,238 or ¥2,443 per share for fiscal year ended March 31, 2006.

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

The United States Securities and Exchange Commission (“SEC”) Financial Reporting Release No. 60 (“FR-60”) requires all companies to include a discussion of critical accounting policies or methods used in the preparation of financial statements.  We have discussed the development and selection of critical accounting policies and estimates with our directors and statutory auditor, and our directors and statutory auditor have reviewed the disclosure relating to these, which are included in this “Operating and Financial Review and Prospects” and elsewhere in this Annual Report.  We believe that of our significant accounting policies (more fully described in Note 2 to the consolidated financial statements), which are particularly important to our results of operations and financial position and may require the application of a higher level of judgment by our management, and as a result are subject to an inherent degree of uncertainty.  While there are a number of accounting policies, methods and estimates affecting our financial statements, areas that are particularly significant include:

Fair value of financial instruments

The Company follows Statement of Financial Accounting Standards No. 107 “Disclosures about fair value of Financial Instruments” (“SFAS No. 107”) for disclosures about fair value of its financial instruments and has adopted Statement of Financial Accounting Standards Board No. 157 “Fair Value Measurements” (“SFAS No. 157”) to measure the fair value of its financial instruments.  SFAS No. 157 establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. To increase consistency and comparability in fair value measurements and related disclosures, SFAS No. 157 establishes a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into three (3) broad levels.  The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities and the lowest priority to unobservable inputs.  The three (3) levels of fair value hierarchy defined by SFAS No. 157 are described below:

Level 1	Quoted market prices available in active markets for identical assets or liabilities as of the reporting date.

Level 2	Pricing inputs other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reporting date.

Level 3	Pricing inputs that are generally observable inputs and not corroborated by market data.

The carrying amounts of financial assets and liabilities, such as cash and cash equivalents, accounts receivable, prepayments and other current assets, accounts payable, refundable customer deposits, income taxes payable, and accrued expenses and other current liabilities, approximate their fair values because of the short maturity of these instruments.  The Company’s loans payable, notes payable, interest swap, and capital lease obligations, approximate the fair value of such instrument based upon management’s best estimate of interest rate that would be available to the Company for similar financial arrangement at March 31, 2008, 2007 and 2006.

The Company does not have any assets or liabilities measured at fair value on a recurring or a non-recurring basis, consequently, the Company did not have any fair value adjustments for assets and liabilities measured at fair value at March 31, 2008, 2007 and 2006, nor gains or losses are reported in the statement of operations that are attributable to the change in unrealized gains or losses relating to those assets and liabilities still held at the reporting date for the fiscal year ended March 31, 2008, 2007 and 2006.

Revenue recognition

The Company’s revenues are derived principally from system integration, software licenses, royalties, maintenance and support, and related services. The Company follows the guidance of the Securities and Exchange Commission’s Staff Accounting Bulletin (“SAB”) No. 101 “Revenue Recognition” (“SAB No. 101”), as amended by SAB No. 104 (“SAB No. 104”) for revenue recognition.  The Company recognizes revenue when it is realized or realizable and earned less estimated future returns.  The Company considers revenue realized or realizable and earned when all of the following criteria are met: (i) persuasive evidence of an arrangement exists, (ii) the product has been shipped or the services have been rendered to the customer, (iii) the sales price is fixed or determinable, and (iv) collectability is reasonably assured.  In addition to the aforementioned general policy, the following are the specific revenue recognition policies for each category of revenue:

System integrations – Systems integration services include project planning, system design, custom applications development, and network development, as well as the sales of hardware related to systems integration.  Revenue from system integration sales is recognized when the related hardware is delivered to the customer, system integration is installed, a “Certificate of Acceptance” is received from the client with either no unfulfilled Company obligations or obligations that will not affect the customer’s final acceptance of the arrangement and collectability is reasonably assured.  Any cost of these obligations is accrued when the corresponding revenue is recognized.  No revenue is recognized on system integration projects until the project is complete.  The Company follows the Financial Accounting Standards Board Emerging Issues Task Force (“EITF”) Issue No. 99-19 “Reporting Revenue Gross as a Principal versus Net as an Agent”  (“EITF 99-19”) for revenue recognition to report revenue gross as a principal for its system integration services sine the Company (1) acts as principal contractor in the transaction, (2) takes title to the products, (3) has risks and rewards of ownership, such as the risk of loss for collection, delivery, or returns, and (4) does not act as an agent or broker (including performing services, in substance, as an agent or broker) with compensation on a commission or fee basis on any of its system integration projects.

Sales and license of software – Software to be sold or licensed range from Web application development tools, to E-commerce software, and blog systems.  Development tool license, include both annual licenses sold on a per-user basis, and one-time sale of software offered on a per CPU basis.  The Company follows the American Institute of Certified Public Accountants Statement of Position 97-2 “Software Revenue Recognition”, as amended (“SOP 97-2”) for software revenue recognition.  The Company recognizes revenue when it has persuasive evidence of an arrangement that the product has been shipped or the services have been rendered to the customer, the sales price is fixed or determinable, and collectability is reasonably assured since substantially all of its arrangements do not require significant production, modification, or customization of software.  In general, a product is considered delivered upon receipt of a “Certificate of Acceptance” from the client.  Revenue from delivered elements of one-time charge licensed software is recognized at the inception of the license term, provided the Company has vendor-specific objective evidence of the fair value of each delivered element.  Revenue is deferred for undelivered elements.  The Company recognizes revenue from the sale of software licenses, when persuasive evidence of an arrangement exists, the software has been delivered, the fee is fixed and determinable, and collection of the resulting receivable is reasonably assured.  Delivery generally occurs when the software package is delivered to a common carrier or is being downloaded and software license agreements have been electronically signed.  The Company assesses collection based on a number of factors, including past transaction history with the customer and the creditworthiness of the customer.  The Company does not request collateral from customers.  If the Company determines that collection of a fee is not reasonably assured, the Company defers the fee and recognizes revenue at the time collection becomes reasonably assured, which is generally upon receipt of cash.  Revenue from monthly software licenses is recognized on a subscription basis.

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

Maintenance and support – The Company provides maintenance and support services to keep the software performing normal functions, such as keeping customers’ servers, websites or web blog platforms running smoothly, turning the servers, websites or web blog platforms back on when service interruption occurs either on an annual subscription basis or on an incident-by-incident basis for products that do not have unspecified upgrade rights, when the upgrade is available, known as post-contract customer support (“PCS”) requirements.  The persuasive evidence of an arrangement is obtained via the execution of a Service Agreement between the Company and the customer.  Commencing April 1, 2007, initial set-up fees, if any, and annual maintenance fees are recognized over the period in which the maintenance and support services are performed.  Revenue from incident-by-incident basis contracts is recognized as the services are provided.

Outsourcing services – Revenue from outsourcing services is recognized as the services are provided.  The outsourcing service is considered provided when the source code is delivered to and a “Certificate of Acceptance” is received from the customer, and there are either no unfulfilled Company obligations or any obligations that will affect the customer’s final acceptance of the arrangement.  Any cost of these obligations is accrued when the corresponding revenue is recognized.  The Company follows EITF 99-19 for revenue recognition to report revenue gross for its outsourcing services sine the Company (i) acts as principal in the transaction, (ii) takes title to the products, (iii) has risks and rewards of ownership, such as the risk of loss for collection, delivery, or returns, and (iv) does not act as an agent or broker (including performing services, in substance, as an agent or broker) with compensation on a commission or fee basis on any of its outsourcing projects.

Arrangements with multiple deliverables - The Company offers multiple solutions to meet its customers’ needs.  Those solutions involve the delivery or performance of multiple products, services, or rights to use assets, and performance may occur at different points in time or over different periods of time.  The Company recognizes revenues from arrangements with multiple deliverables pursuant to the American Institute of Certified Public Accountants (“AICPA”) Statement of Position 97-2 “Software Revenue Recognition,” as amended (“SOP 97-2”), EITF Issue No. 00-21 “Revenue Arrangements with Multiple Deliverables” (“EITF 00-21”) and AICPA Technical Practice Aids No. 5100.39 (“TPA 5100.39”).  The Company evaluates each deliverable in these arrangements to determine whether they represent separate units of accounting at the inception of the arrangement and as each item in the arrangement is delivered and considers the delivered item(s) a separate unit of accounting if the delivered item(s) has value to the customer when it is regularly sold on a standalone basis, and there is objective and reliable evidence of the fair value of the undelivered item(s) pursuant to paragraph 9 of EITF 00-21.

(i) If there is objective and reliable evidence of fair value consisting of entity-specific or vendor-specific objective evidence (“VSOE”) of fair value for all units of accounting in an arrangement, such as an arrangement with multiple deliverables of system integration and maintenance services, the arrangement consideration is allocated to the separate units of accounting based on their relative fair values (the relative fair value method) except for any separate unit of accounting in the arrangement (including a delivered item) which is required under US GAAP to be recorded at fair value (and marked to market each reporting period thereafter), the amount allocated to that unit of accounting is its fair value pursuant to paragraphs 12 and 16 of EITF 00-21.  The Company allocates the arrangement consideration to the two separate units of accounting of system integration and maintenance services based on their relative fair values and recognizes (a) the relative fair value allocated to the system integration unit of accounting in the arrangement when the related hardware is delivered to the customer, system integration is installed, a “Certificate of Acceptance” is received from the client with either no unfulfilled Company obligations or obligations that will not affect the customer’s final acceptance of the arrangement and collectability is reasonably assured, and (b) the relative fair value allocated to the annual maintenance and support unit of accounting in the arrangement ratably over the period in which the maintenance and support services are performed.

(ii) If sufficient evidence of fair value consisting of entity-specific or vendor-specific objective evidence (“VSOE”) of fair value does not exist for all units of accounting in an arrangement, such as an arrangement with multiple deliverables of annual maintenance service and PCS or an arrangement with multiple deliverables of software license and PCS, the entire fee are recognized ratably pursuant to paragraph 12 of SOP 97-2, as sufficient vendor-specific objective evidence of fair value for PCS does not exist, and the annual maintenance and software license are in substance subscriptions.

Amounts billed or payments received in advance of revenue recognition are deferred until the recognition criteria are met.

Stock-based compensation for obtaining employee services and equity instruments issued to parties other than employees for acquiring goods or services

The Company accounted for its stock based compensation under the recognition and measurement principles of the fair value recognition provisions of Statement of Financial Accounting Standards No. 123 (revised 2004) “Share-Based Payment” (“SFAS No. 123R”) using the modified prospective method for transactions in which the Company obtains employee services in share–based payment transactions and the Financial Accounting Standards Board Emerging Issues Task Force Issue No. 96-18 “Accounting For Equity Instruments That Are Issued To Other Than Employees For Acquiring, Or In Conjunction With Selling Goods Or Services” (“EITF 96-18”) for share-based payment transactions with parties other than employees provided in SFAS No. 123R.  All transactions in which goods or services are the consideration received for the issuance of equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable.  The measurement date used to determine the fair value of the equity instrument issued is the earlier of the date on which the third-party performance is complete or the date on which it is probable that performance will occur.

The Company’s policy is to recognize compensation cost for awards with only service conditions and a graded vesting schedule on a straight-line basis over the requisite service period for the entire award.  Additionally, the Company’s policy is to issue new shares of common stock to satisfy stock option exercises.

The fair value of each option award is estimated on the date of grant using a Black-Scholes option-pricing valuation model.  The ranges of assumptions for inputs shown in the table above for fiscal year ended March 31, 2006 are as follows:

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

The valuation of the underlying common stock used to determine the fair value of the stock options was a retrospective valuation as defined by the AICPA Practice Aid “Valuation of Privately-Held-Company Equity Securities Issued as Compensation” (the “Practice Aid”).  Management, under the advisement of KDA, the Company’s previous independent registered public accounting firm, was not made aware that there were alternative valuation methods.  The valuation was performed for the fair value of its common stock at March 7, 2006, the date of grant in connection with the issuance of stock options.

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

The fair value of all options issued on March 7, 2006 under the 2006 Plan using the Black-Scholes Option Pricing Model was ¥52,660 at the date of grant.  The Company recorded $4,827, ¥5,266 and ¥42,567 for the fiscal years ended March 31, 2008, 2007 and 2006 as stock-based compensation for shares vested, respectively.  The expense is classified as selling, general and administrative expense on the consolidated statements of operations.

Recently issued accounting pronouncements

In June 2003, the Securities and Exchange Commission (“SEC”) adopted final rules under Section 404 of the Sarbanes-Oxley Act of 2002 (“Section 404”), as amended by SEC Release No. 33-9072 on October 13, 2009.  Under the provisions of Section 404 of the Sarbanes-Oxley Act, public companies and their independent auditors are each required to report to the public on the effectiveness of a company’s internal controls.  The smallest public companies with a public float below $75 million have been given extra time to design, implement and document these internal controls before their auditors are required to attest to the effectiveness of these controls.  This extension of time will expire beginning with the annual reports of companies with fiscal years ending on or after June 15, 2010.  Commencing with its annual report for the fiscal year ending March 31, 2011, the Company will be required to include a report of management on its internal control over financial reporting. The internal control report must include a statement

•	of management’s responsibility for establishing and maintaining adequate internal control over its financial reporting;

•	of management’s assessment of the effectiveness of its internal control over financial reporting as of year end; and

•	of the framework used by management to evaluate the effectiveness of the Company’s internal control over financial reporting.

Furthermore, it is required to file the auditor’s attestation report separately on the Company’s internal control over financial reporting on whether it believes that the Company has maintained, in all material respects, effective internal control over financial reporting.

In June 2009, the FASB approved the “FASB Accounting Standards Codification” (the “Codification”) as the single source of authoritative nongovernmental U.S. GAAP to be launched on July 1, 2009.  The Codification does not change current U.S. GAAP, but is intended to simplify user access to all authoritative U.S. GAAP by providing all the authoritative literature related to a particular topic in one place.  All existing accounting standard documents will be superseded and all other accounting literature not included in the Codification will be considered non-authoritative. The Codification is effective for interim and annual periods ending after September 15, 2009.

In August 2009, the FASB issued the FASB Accounting Standards Update No. 2009-04 “Accounting for Redeemable Equity Instruments - Amendment to Section 480-10-S99” which represents an update to section 480-10-S99, distinguishing liabilities from equity, per EITF Topic D-98, Classification and Measurement of Redeemable Securities.  The Company does not expect the adoption of this update to have a material impact on its consolidated financial position, results of operations or cash flows.

In August 2009, the FASB issued the FASB Accounting Standards Update No. 2009-05 “Fair Value Measurement and Disclosures Topic 820 – Measuring Liabilities at Fair Value”, which provides amendments to subtopic 820-10, Fair Value Measurements and Disclosures – Overall, for the fair value measurement of liabilities.  This update provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using one or more of the following techniques: 1. A valuation technique that uses: a. The quoted price of the identical liability when traded as an asset b. Quoted prices for similar liabilities or similar liabilities when traded as assets. 2. Another valuation technique that is consistent with the principles of topic 820; two examples would be an income approach, such as a present value technique, or a market approach, such as a technique that is based on the amount at the measurement date that the reporting entity would pay to transfer the identical liability or would receive to enter into the identical liability. The amendments in this update also clarify that when estimating the fair value of a liability, a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of the liability. The amendments in this update also clarify that both a quoted price in an active market for the identical liability when traded as an asset in an active market when no adjustments to the quoted price of the asset are required are Level 1 fair value measurements.  The Company does not expect the adoption of this update to have a material impact on its consolidated financial position, results of operations or cash flows.

In September 2009, the FASB issued the FASB Accounting Standards Update No. 2009-08 “Earnings Per Share – Amendments to Section 260-10-S99”,which represents technical corrections to topic 260-10-S99, Earnings per share, based on EITF Topic D-53, Computation of Earnings Per Share for a Period that includes a Redemption or an Induced Conversion of a Portion of a Class of Preferred Stock and EITF Topic D-42, The Effect of the Calculation of Earnings per Share for the Redemption or Induced Conversion of Preferred Stock. The Company does not expect the adoption of this update to have a material impact on its consolidated financial position, results of operations or cash flows.

In September 2009, the FASB issued the FASB Accounting Standards Update No. 2009-09 “Accounting for Investments-Equity Method and Joint Ventures and Accounting for Equity-Based Payments to Non-Employees”.  This update represents a correction to Section 323-10-S99-4, Accounting by an Investor for Stock-Based Compensation Granted to Employees of an Equity Method Investee. Additionally, it adds observer comment Accounting Recognition for Certain Transactions Involving Equity Instruments Granted to Other Than Employees to the Codification. The Company does not expect the adoption to have a material impact on its consolidated financial position, results of operations or cash flows.

In September 2009, the FASB issued the FASB Accounting Standards Update No. 2009-12 “Fair Value Measurements and Disclosures Topic 820 – Investment in Certain Entities That Calculate Net Assets Value Per Share (or Its Equivalent)”, which provides amendments to Subtopic 820-10, Fair Value Measurements and Disclosures-Overall, for the fair value measurement of investments in certain entities that calculate net asset value per share (or its equivalent). The amendments in this update permit, as a practical expedient, a reporting entity to measure the fair value of an investment that is within the scope of the amendments in this update on the basis of the net asset value per share of the investment (or its equivalent) if the net asset value of the investment (or its equivalent) is calculated in a manner consistent with the measurement principles of Topic 946 as of the reporting entity’s measurement date, including measurement of all or substantially all of the underlying investments of the investee in accordance with Topic 820. The amendments in this update also require disclosures by major category of investment about the attributes of investments within the scope of the amendments in this update, such as the nature of any restrictions on the investor’s ability to redeem its investments a the measurement date, any unfunded commitments (for example, a contractual commitment by the investor to invest a specified amount of additional capital at a future date to fund investments that will be make by the investee), and the investment strategies of the investees. The major category of investment is required to be determined on the basis of the nature and risks of the investment in a manner consistent with the guidance for major security types in U.S. GAAP on investments in debt and equity securities in paragraph 320-10-50-1B. The disclosures are required for all investments within the scope of the amendments in this update regardless of whether the fair value of the investment is measured using the practical expedient. The Company does not expect the adoption to have a material impact on its consolidated financial position, results of operations or cash flows.

In October 2009, the FASB issued the FASB Accounting Standards Update No. 2009-13 “Revenue recognition Topic 605 – Multiple-Deliverable Revenue Arrangements a consensus of the FASB Emerging Issues Task Force”, which provides amendments to the criteria in Subtopic 605-25 for separating consideration in multiple-deliverable arrangements. As a result of those amendments, multiple-deliverable arrangements will be separated in more circumstances than under existing U.S. GAAP. The amendments in this Update establish a selling price hierarchy for determining the selling price of a deliverable. The selling price used for each deliverable will be based on vendor-specific objective evidence if available, third-party evidence if vendor-specific objective evidence is not available, or estimated selling price if neither vendor-specific objective evidence nor third-party evidence is available. The amendments in this Update also will replace the term fair value in the revenue allocation guidance with selling price to clarify that the allocation of revenue is based on entity-specific assumptions rather than assumptions of a marketplace participant. The amendments in this Update will eliminate the residual method of allocation and require that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. The relative selling price method allocates any discount in the arrangement proportionally to each deliverable on the basis of each deliverable's selling price. The amendments in this Update will require that a vendor determine its best estimate of selling price in a manner that is consistent with that used to determine the price to sell the deliverable on a standalone basis. The amendments in this Update do not prescribe any specific methods that vendors must use to accomplish this objective; however, examples have been provided to illustrate the concept of estimated selling price and the relative selling price method.

In October 2009, the FASB issued the FASB Accounting Standards Update No. 2009-14 “Software Topic 985 – Certain Revenue Arrangements That Include Software Elements”, which coupled with the amendments resulting from Update 2009-13 will significantly improve the reporting of certain transactions to more closely reflect the underlying economics of the transactions. Currently, the absence of vendor-specific objective evidence of selling price of the undelivered item in an arrangement is a common reason entities are unable to separate deliverables in an arrangement involving tangible products that include software. In those situations, the timing of revenue recognition may be deferred until the delivery of the last deliverable or the entire fee may be recognized over the period during which the last deliverable is delivered or performed. As a result, constituents have maintained that the accounting often does not reflect the underlying economics of a transaction.  The amendments in this Update revise the scope of the software revenue guidance such that software-enabled tangible products would not be within its scope. The most significant effect of this would be that a vendor will no longer need to have vendor-specific objective evidence of selling price of the undelivered elements sold with a software-enabled tangible product; this is expected to increase a vendor’s ability to separately account for the sale of those products from any undelivered elements in an arrangement including those products.

Management does not believe that any other recently issued, but not yet effective accounting pronouncements, if adopted, would have a material effect on the accompanying financial statements.

B.

Liquidity and Capital Resources

Our historical operations have been financed by cash generated from operations, proceeds of sales of our common stock, loans from financial institutions, Mr. Chihiro Tsuyuki, our Chief Executive Officer, a stockholder and director and EFC Co., Ltd., a stockholder, and an affiliate owned and controlled by Mr. Tsuyuki.

As of December 31, 2009, we had ¥2,032 thousand in cash and cash equivalents.

Our working capital needs are for the funding of operations.  We expend cash at approximately ¥24,415 thousand per month from April 1, 2009 through December 31, 2009 and expect to expend the same amount to maintain our operations from January 1, 2010 through March 31, 2010.  Our operations for the fiscal year ended March 31, 2009 and 2008 and for the interim period ended December 31, 2009 have been principally financed by Mr. Chihiro Tsuyuki, our Chief Executive Officer, a stockholder and director and EFC Co., Ltd., a stockholder, and an affiliate owned and controlled by Mr. Tsuyuki.  Our liquidity and capital resources for each of the fiscal year in the period ended March 31, 2008 are as follows:

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

During the fiscal year ended March 31, 2008, we raised funds through loans in the amount of ¥161,388 thousand from EFC Co., Ltd. and ¥71,000 thousand from other non-financial institutions.  Of the ¥161,388 thousand that we borrowed from EFC, ¥250,000 thousand was converted into 5,000 shares of our common stock at ¥50,000 per share.  On April 28, 2006, the Company received, from Mizuho Corporate Bank (“Mizuho”), notification of transfer of note payable to Mizuho of ¥240,000 thousand, bearing interest of 4.00% per annum, along with delinquency charges incurred of ¥25,223 thousand, to SevenSeas Asset Management Co. Ltd. On July 24, 2006, Mr. Tsuyuki acquired this note from SevenSeas Asset Management Co. Ltd., an unrelated finance company.  On July 31, 2006, Mr. Tsuyuki, forgave ¥212,223 thousand reducing the balance to ¥53,000 thousand due July 30, 2008.  On March 30, 2007, Mr. Tsuyuki converted ¥50,000 thousand of the note to 1,000 shares of the Company’s common stock at ¥50,000 per share thus further reducing the balance to ¥3,000 thousand.  The Company repaid ¥117,896 thousand loans due EFC, ¥25,223 thousand long-term debt due Mr. Tsuyuki, ¥220,000 thousand loans non-bank entities, and ¥22,180 thousand long-term debt due financial institutions.

We had minimal capital expenditures in each of the three fiscal years ended March 31, 2008 as well as in the fiscal year ended March 31, 2010 and 2009 and we do not anticipate the need for any significant capital expenditures, major sales and marketing or research and development expenditures during the next twelve (12) months.

As reflected in the accompanying consolidated financial statements, the Company had an accumulated deficit of ¥2,635,867 at March 31, 2008 and had a net loss from operations and cash used in operations of ¥508,083 and ¥222,625 for the fiscal year ended March 31, 2008, respectively.  These conditions raise substantial doubt about its ability to continue as a going concern.

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

The consolidated financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

To remedy this situation, we have taken or intend to take the following actions:

•

seek marketing partners outside of Japan, with particular emphasis upon finding such partners in the United States, Canada, India, China and Thailand;

•

launching a broad marketing program for our DPT (disaster-proof telecommunication) solution both in Japan and in neighboring countries in East Asia;

•

reducing our software development costs by strict process control; and

•

periodically evaluating and, if appropriate, reducing the size of our workforce and/or office facilities to levels consistent with our then scale of operations.

We intend to supplement our cash flows to sustain our current level of operations for the next twelve (12) months through fundraising activities.  The amounts raised, if any, will be used to defray our operations expense.  However, no assurance can be given as to the outcome of our fundraising efforts.

C.

Research and Development, Patents and Licenses, etc.

See the information in Item 4.B., “Business Overview — Research and Development.”

D.

Trend Information

Reference is made to the information contained in Item 5.B. “Operating and Financial Review and Prospects – Liquidity and Capital Resources.”

Due to the intensely competitive nature and volatility of the information technology industry in Japan, we are unable to provide insights into sales trends.

E.

Off-Balance Sheet Arrangements

Guarantee of capital lease for Chihiro Tsuyuki, president, chief executive officer and principal shareholder

On January 1, 2004, the Company guaranteed a capital lease to a financial institution in the amount of ¥6,105 on behalf of Mr. Tsuyuki, maturing on December 1, 2008.  The remaining balance of the capital lease guaranteed by the Company was ¥1,121 at March 31, 2008, which has been fully repaid by Mr. Tsuyuki on December 1, 2008.

F.

Tabular Disclosure of Contractual Obligations

The following table shows our contractual payment obligations under our agreements as of December 31, 2009:

Payments Due By Period
		Less than			More than
	Total	1 year	1-3 years	3-5 years	5 years
Contractual obligations:
Loans payable (1)(4)	¥-	-	-	-	-
Loans payable – related parties (1)(4)	78,648	78,648	-	-	-
Long-term debt (1)(3)	-	-	-	-	-
Long-term debt – related parties (1)(4)	-	-	-	-	-
Capital lease obligations (2)(4)	-	-	-	-	-
Operating lease obligations (1)(4)	-	-	-	-	-
Purchase obligations	-	-	-	-	-
Total	¥78,648	78,648	-	-	-

(1)

Unsecured

(2)

Secured

(3)

Guaranteed

(4)

Not guaranteed

G.

Safe Harbor

Not applicable.

Item 6

Directors, Senior Management and Employees

A.

Directors and Senior Management

The following table provides information about our directors, executive officers and corporate statutory auditor as of December 31, 2009:

		Current term as Director or Statutory Auditor	Initial date of appointment as executive officer, director or statutory	Shares of common stock owned
Name	Position	expires	auditor	Shares	Options	Total		Percentage
Chihiro Tsuyuki	President, Chief Executive Officer, Chief Financial Officer and Director	June 2010	1996	45,254	1,000	46,254	(1)	57.2%
Hiroaki Ueda	Chief architecture Officer		2009	-	-	-		-%
Akihiro Mabuchi	Director	June 2010	2002	-	31	31		-%
Masao Tejima	Director	June 2010	2001	-	31	31		-%
Jun Izuha	Statutory Auditor	June 2010	2003	30	31	61		-%

Officers, directors and statutory auditor as a group (five (5) persons)				45,284	1,093	46,377		57.2%

(1) Includes shares owned by EFC Co., Ltd., an entity owned and controlled by Mr. Chihiro Tsuyuki.

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

Hiroaki Ueda　joined ECOSS in 2009 as our Chief architecture Officer on a part-time basis.

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

B.

Compensation

For the fiscal year ended March 31, 2009, 2008, 2007 and 2006, the aggregate compensation we paid or accrued for all of our executive officers, directors and statutory auditor was approximately ¥24,750, ¥24,750, ¥23,300, and ¥22,990, respectively.  Presently, our executive officers, directors and statutory auditor are not entitled to pension, retirement or similar benefits.  For a description of our stock option and warrant issuances to directors and employees, see Item 6.E.

C.

Board Practices

Board resolutions Our Articles of Incorporation provide that a resolution of the board of directors is to be approved by the affirmative vote of a majority of the directors present at a meeting of the board of directors at which a majority of all directors are present.

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

In accordance with the Corporation Law of Japan, we hold an annual meeting of shareholders within three months after the end of each fiscal year.  Also, in accordance with the Corporation Law of Japan, we distribute to shareholders, prior to the annual shareholders’ meeting, copies of a report of business operations, together with our audited financial statements prepared in accordance with Japanese GAAP in Japanese.  As a reporting company under the Securities Exchange Act of 1934, as amended, we will be required to prepare financial statements in accordance with U.S. GAAP for inclusion in our annual report on Form 20-F, which annual report is required to be filed within six months after the end of each fiscal year.

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

E.

Share Ownership

The information required by this Item is in Item 6.A.

Item 7

Major Shareholders and Related Party Transactions

A.

Major Shareholders

The following table shows as of the date stated below regarding beneficial ownership of our common stock by each shareholder known by us to own beneficially more than 5% of our common stock.  We are not required by Japanese law to disclose beneficial ownership of our common stock.

	Shares of common stock beneficially owned as of December 31, 2009
	Shares	Options	Total		Percentage

Chihiro Tsuyuki	16,797	1,000	17,797	(1)	22.0%

EFC Co., Ltd.	28,457	-	28,457	(1)	35.2%

SEM Ltd.	-	8,000	8,000		9.9%

_______________________

(1) EFC Co., Ltd. is an entity that is controlled by Mr. Tsuyuki.

Our major shareholders have the same voting rights as other shareholders of our common stock.  We are not controlled directly or indirectly by any other entity and are not aware of any arrangement to effect a change in control of us.

There were 481 record-holders of our common stock, none of which were U.S. shareholders, based on our records of stockholders’ register as of December 31, 2009.

B.

Related Party Transactions

Loans from EFC Co., Ltd., an affiliate of Mr. Tsuyuki

EFC Co., Ltd. (“EFC”), an entity owned and controlled by Mr. Tsuyuki, the President of the Company made loans to the Company for its working capital purpose at an average interest rate of 3.00% per annum and the Company paid ¥693, ¥4,604, and ¥2,241 in interest for the fiscal year ended March 31, 2008, 2007 and 2006, respectively.

The table below summarizes the loans payable activities with EFC Co., Ltd. for the fiscal year ended March 31, 2008, 2007 and 2006 as well as for the fiscal year ended March 31, 2009 and for the period from April 1, 2008 through December 31, 2009:

	Balance at	Add	Deduct	Deduct	Balance
	beginning of		Payment or	Conversion to	at end of
	period	Additions	Forgiveness	Shares	period
	(In thousands of Japanese Yen)
For the Fiscal Year Ended March 31, 2005:
Loan payable to EFC	¥49,573	¥134,000	¥(83,173)	¥(84,400)	¥16,000
For the Fiscal Year Ended March 31, 2006:
Loan payable to EFC	¥16,000	¥346,800	¥(122,000)	¥(156,000)	¥84,800
For the Fiscal Year Ended March 31, 2007:
Loan payable to EFC	¥84,800	¥315,400	¥(117,896)	¥(250,000)	¥32,304
For the Fiscal Year Ended March 31, 2008:
Loan payable to EFC	¥32,304	¥161,407	¥(99,547)	¥(37,000)	¥57,164
For the Fiscal Year Ended March 31, 2009:
Loan payable to EFC	¥57,164	¥29,952	¥(29,064)	¥ (-)	¥58,052
For the Fiscal Year Ended December 31, 2009:
Loan payable to EFC	¥58,052	¥41,050	¥(19,454)	¥(1,000)	¥78,648

Loan payable from Mr. Chihiro Tsuyuki, president, chief executive officer and principal shareholder

On April 28, 2006, the Company received, from Mizuho Corporate Bank (“Mizuho”), notification of transfer of note payable to Mizuho of ¥240,000, bearing interest of 4.00% per annum, along with delinquency charges incurred of ¥25,223, to SevenSeas Asset Management Co. Ltd.  On July 24, 2006, Mr. Tsuyuki acquired this note from SevenSeas Asset Management Co. Ltd., an unrelated finance company.  On July 31, 2006, Mr. Tsuyuki, forgave ¥212,223 reducing the balance to ¥53,000 due July 30, 2008.  This extinguishment of debt was recorded as other income – forgiveness of debt in the statutory books of the Company.  The accompanying consolidated financial statements reflect necessary adjustments to reflect the forgiveness of debt from the stockholder as additional paid-in capital to present it in conformity with U.S. GAAP.  On March 30, 2007, Mr. Tsuyuki converted ¥50,000 of the note to 1,000 shares of the Company’s common stock at ¥50,000 per share thus further reducing the balance to ¥3,000.  On March 31, 2008, Mr. Tsuyuki converted the remaining balance ¥3,000 to 60 shares of the Company’s common stock at ¥50,000 per share.  The Company paid ¥120 and ¥1,411 in interest for the fiscal year ended March 31, 2008 and 2007, respectively.

The table below summarizes the loan payable activities for the fiscal year ended March 31, 2008 and 2007 with Mr. Tsuyuki:

	Balance at	Add	Deduct	Deduct	Balance
	beginning of		Payment or	Conversion to	at end of
	period	Additions	Forgiveness	Shares	period
	(In thousands of Japanese Yen)
For the Fiscal Year Ended March 31, 2006:
Loan payable to Mr. Tsuyuki	¥-	¥-	¥ (-)	¥ (-)	¥-
For the Fiscal Year Ended March 31, 2007:
Loan payable to Mr. Tsuyuki	¥-	¥265,223	¥(212,223)	¥(50,000)	¥3,000
For the Fiscal Year Ended March 31, 2008:
Loan payable to Mr. Tsuyuki	¥3,000	¥-	¥ (-)	¥(3,000)	¥-

Guarantee of capital lease for Chihiro Tsuyuki, president, chief executive officer and principal shareholder

On January 1, 2004, the Company guaranteed a capital lease to a financial institution in the amount of ¥6,105 on behalf of Mr. Tsuyuki, maturing on December 1, 2008.  The remaining balance of the capital lease guaranteed by the Company was ¥1,121 at March 31, 2008, which has been fully repaid by Mr. Tsuyuki on December 1, 2008.

Except as described above and as disclosed in the accompanying consolidated financial statements Note 22 Subsequent Events included elsewhere in this Annual Report, since March 31, 2008, there has been no transaction with or loan between us and

•

any enterprise that directly or indirectly controls, is controlled by, or is in common control with us;

•

any director, officer, statutory auditor, associate or family member of any of the preceding or any enterprise over which such person directly or indirectly is able to exercise significant influence;

•

any individual shareholder directly or indirectly having significant influence over us or a family member of such individual or any enterprise over which such person directly or indirectly is able to exercise significant influence, or their respective family members or enterprises over which they exercise significant influence; or

•

any unconsolidated enterprise in which we have a significant influence or which has a significant influence over us.

C.

Interests of Experts and Counsel

Not applicable.

Item 8

Financial Information

A.

Consolidated Statements and Other Financial Information

Financial Statements

The consolidated financial statements required by this item begin on page F-1.

Legal or Arbitration Proceedings

The information on legal or arbitration proceedings required by this item is in Item 4.B.

Dividend Policy

Due to the fact that the Company has experienced recurring losses for the past three fiscal years and has an accumulated deficit, we are accordingly unable to legally make, and currently have no plans for, dividend distributions.

B.

Significant Changes

Except as otherwise disclosed in this Annual Report on Form 20-F, there has been no significant change in our financial condition since March 31, 2008, the date of our last audited consolidated financial statements.

Item 9

The Offer and Listing

A.

Offer and Listing Details

There is no public market, nor has there ever been a public market, for our common stock.

B.

Plan of Distribution

Not applicable.

C.

Markets

Our common stock is not registered for trading on any exchange.

D.

Selling Shareholders

Not applicable.

E.

Dilution

Not applicable.

F.

Expenses of the issue

Not applicable.

Item 10

Additional Information

A.

Share Capital

Our authorized capital consists of 150,000 shares of common stock, with no par value.  In accordance with the Corporation Law of Japan (the “Corporation Law of Japan”), the conversion into common stock from debt is accounted for by crediting one-half or more of the conversion price to the common stock account and the remainder to the additional paid-in capital account   The Company accounts for shares issued for cash as well as shares issued for conversion of debt by crediting one-half of the proceeds to the common stock account and the remainder to the additional paid-in capital account.

The following table summarizes the issuance history of its common stock during each of the three years in the period ended March 31, 2008, during the fiscal year ended March 31, 2009 and for the period from April 1, 2009 through September 30, 2009:

Name	Date of Issuance	Number of Shares	Purchase Price per Share	Total Consideration (in thousands)	Common Stock (in thousands)	Paid-in Capital (in thousands)	Note

Fiscal year ended March 31, 2005

EFC	May 27, 2004	2,000	¥10,000	¥ 20,000	¥ 10,000	¥ 10,000	(1)
EFC	September 2, 2004	6,440	¥10,000	¥ 64,400	¥ 32,200	¥ 32,200	(1)

		8,440		¥ 84,400	¥ 42,200	¥ 42,200

Chihiro Tsuyuki	September 2, 2004	18,000	¥10,000	¥ 180,000	¥ 10,000	¥ 10,000	(1)
Chihiro Tsuyuki	February 21, 2005	10,000	¥10,000	¥ 100,000	¥ 10,000	¥ 10,000	(1)

		28,000		¥ 280,000	¥ 140,000	¥ 140,000

		36,440		¥ 364,400	¥ 182,200	¥ 182,200

Fiscal year ended March 31, 2006

EFC	April 12, 2005	4,000	¥10,000	¥ 40,000	¥ 20,000	¥ 20,000	(1)
EFC	March 10, 2006	2,320	¥50,000	¥ 116,000	¥ 58,000	¥ 58,000	(1)

		6,320		¥ 156,000	¥ 78,000	¥ 78,000

Fiscal year ended March 31, 2007

Chihiro Tsuyuki	March 30, 2007	1,000	¥50,000	¥ 50,000	¥ 25,000	¥ 25,000	(1)

EFC	March 30, 2007	5,000	¥50,000	¥ 250,000	¥ 125,000	¥ 125,000	(1)

		6,000		¥ 300,000	¥ 150,000	¥ 150,000

Fiscal year ended March 31, 2008

Unrelated third party investors	June 30, 2007	800	¥50,000	¥ 40,000	¥ 20,000	¥ 20,000	(2)
Unrelated third party investors	July 18, 2007	200	¥50,000	¥ 10,000	¥ 5,000	¥ 5,000	(2)
Unrelated third party investors	December 6, 2007	200	¥50,000	¥ 10,000	¥ 5,000	¥ 5,000	(2)
Unrelated third party investors	March 25, 2008	400	¥50,000	¥ 20,000	¥ 10,000	¥ 10,000	(2)

		1,600		¥ 80,000	¥ 40,000	¥ 40,000

Chihiro Tsuyuki	March 25, 2008	60	¥50,000	¥ 3,000	¥ 1,500	¥ 1,500	(1)

EFC	March 31, 2008	740	¥50,000	¥ 37,000	¥ 18,500	¥ 18,500	(1)

		2,400		¥ 120,000	¥ 60,000	¥ 60,000

Fiscal year ended March 31, 2009

Unrelated third party investors	July 31, 2008	220	¥50,000	¥ 11,000	¥ 5,500	¥ 5,500	(2)
Unrelated third party investors	November 14, 2008	140	¥50,000	¥ 7,000	¥ 3,500	¥ 3,500	(2)

		360		¥ 18,000	¥ 9,000	¥ 9,000

EFC	July 31, 2008	20	¥50,000	¥ 1,000	¥ 500	¥ 500	(1)

		380		¥ 19,000	¥ 9,500	¥ 9,500

(1)

Shares issued to related parties for conversion of debt.

(2)

Shares issued for cash.

During our first fiscal quarter after effectiveness of our Registration Statement on Form 20-F, we anticipate declaring and effectuating a 100-for-1 stock distribution.

B.

Memorandum and Articles of Association

Objects and Purposes in Our Articles of Incorporation

Our Articles of Incorporation states our objects and purposes as follows:

•

Planning, production, sale and maintenance of computer software;

•

Sale and maintenance of computer hardware;

•

Management consulting business;

•

Various information providing services;

•

Domestic telecommunication business, international communication business, and cable broadcasting business pursuant to the Telecommunications Business Act;

•

Catalog mail order sales;

•

Publishing business;

•

Advertising business;

•

Planning, production, and sale of various broadcasting programs;

•

Production and sale of records, video, and compact discs;

•

Online network use and maintenance of credit cards;

•

Solicitation and subscription of credit card members and member stores; and

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

The Corporation Law of Japan requires a quorum of the majority of voting rights and approval of two-thirds of the voting rights present at a shareholders’ meeting to authorize material corporate actions.  As permitted by the Corporation Law of Japan, our Articles of Incorporation contains a provision that, subject to certain exceptions, requires a quorum of not less than one-third of the total number of voting rights for consideration and approval of special resolutions for material corporate actions, such as:

•

a reduction of stated capital;

•

amendment of our Articles of Incorporation (except those amendments that the board of directors are authorized to make under the Corporation Law of Japan);

•

the removal of a corporate auditor;

•

establishment of a 100% parent-subsidiary relationship through a share exchange or share transfer requiring shareholders’ approval;

•

a dissolution, merger or consolidation requiring shareholders’ approval;

•

a company split requiring shareholders’ approval;

•

a transfer of the whole or an important part of our business

•

the taking over of the whole of the business of any other corporation requiring shareholders’ approval; and

•

issuance of new shares at an especially favorable price, or issuance of stock acquisition rights, or bonds with stock acquisition rights, with especially favorable conditions.

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

•

that we institute an action to recover from a recipient any benefit of a proprietary nature given in relation to exercising the right of a shareholder; and

•

that a director acting on our behalf cease an illegal or ultra vires (e.g., not sanctioned by the Company’s Articles of Incorporation) action.

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

Size of the Board of Directors  Under the CLJ, the number of directors of a corporation may be fixed in the articles of incorporation of a corporation, or a range may be established for the number of directors, with the board of directors given authority to fix the exact number of directors within such range.  Under Delaware law, the number of directors of a corporation, or the range of authorized directors, may be fixed or changed by the board of directors acting alone, by amendment to the corporation’s bylaws, unless the directors are not authorized to amend the bylaws or the number of directors is fixed in the articles of incorporation, in which cases shareholder approval is required.

Cumulative Voting  Under the CLJ, unless otherwise prescribed in the articles of incorporation, when the purpose of a general meeting of shareholders is the election of two or more directors, shareholders are entitled to demand that the election of directors be made by cumulative voting.  Our articles of incorporation preclude cumulative voting.  Cumulative voting is not available under Delaware law unless specifically provided for in a corporation’s articles of incorporation.

Classified Board of Directors  A classified board is one on which a certain number, but not all, of the directors are elected on a rotating basis each year.  Under the CLJ, directors generally are elected annually or every other year.  Under Delaware law, directors generally are elected annually.  Japanese and Delaware law permits, but does not require, a classified board of directors, with staggered terms under which one-half or one-third of the directors are elected for terms of two or three years, respectively.  This method of electing directors makes a change in the composition of the board of directors, and a potential change in control of a corporation, a lengthier and more difficult process.  Our articles of incorporation do not provide for a classified board of directors.

Written Consent of Shareholders  Both Japanese and Delaware law provide that the shareholders of a corporation may take action by written consent without a meeting, unless the corporation’s charter documents provide otherwise.  Our articles of incorporation do not prohibit actions by written consent.

Power to Call Special Shareholders’ Meetings  Under the CLJ, a special meeting of shareholders may be called by the board of directors, or the holders of shares entitled to cast not less than 3% of the votes at such meeting.  Under Delaware law, a special meeting of shareholders may be called by the board of directors or by any other person authorized to do so in the articles of incorporation or the bylaws.  Our articles of incorporation contain no special provisions that address the calling of extraordinary shareholder’s meetings.

Removal of Directors Under the CLJ, a director may be removed at any time by shareholders’ resolution.  However, if removed for improper grounds, the removed director is entitled to seek compensation from the corporation for the damages suffered because of his or her removal.  A resolution of removal must be adopted by a majority vote (or a higher percentage of votes if required by the articles of incorporation) of the shareholders in attendance at a shareholders’ meeting attended by a majority (or more than one-third if so required by the articles of incorporation) of the shareholders eligible to vote.  The removal of directors elected by cumulative voting under the CLJ must be made by a two-thirds majority vote (or the required rate of votes if a higher percentage of votes if required by the articles of incorporation) of the shareholders in attendance at a shareholders’ meeting attended by a majority (or more than one-third if so required by the articles of incorporation) of the shareholders eligible to vote.

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

Filling Vacancies on the Board of Directors  Under the CLJ, if a vacancy occurs on the board of directors or the number of directors falls below the number prescribed under the CLJ or articles of incorporation, the retiring or removed director retains the rights and obligations as a director until a newly elected director can be appointed.  Moreover, in such instances, when found necessary, under a petition from interested parties the courts may select a person to perform the duties of the director on a temporary basis.  Under Delaware law, vacancies and newly created directorships may be filled by a majority of the directors then in office, event though less than a quorum, unless otherwise provided in the articles of incorporation or bylaws and unless the articles of incorporation directs that a particular class is to elect such director, in which case any other directors elected by such class, or a sole remaining director, shall fill such vacancy.

Indemnification and Limitation of Liability  Under the CLJ, in principle, the liability of officers, including directors, cannot be eliminated in the absence of the consent of all shareholders.  The CLJ, however, permits corporations to release, within certain limits, the amount of liabilities and damages that can be imposed on officers and directors if their actions were taken in good faith and without gross negligence by means of a shareholders’ Special Resolution.  Further, under the CLJ, an outside director’s liability for damages, if the outside director acts in good faith and is not grossly negligent, may be limited to an amount set in advance within the limits prescribed in the articles of incorporation by an agreement executed by and between the outside director and the company. Notwithstanding the foregoing, damages suffered by a corporation due to self-dealing transactions between a director and the corporation (limited, however, to direct transactions with the corporation), cannot be waived.

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

Inspections of Shareholders List  The CLJ expressly specifies a shareholder’s right to inspect the shareholders list.  A shareholder, by clarifying the grounds therefore, is entitled at anytime to request the inspection or certified copy of the shareholders list, and if such a request is made, the company must comply therewith unless said request has been made for an improper purpose.

Delaware law allows any shareholder to inspect the shareholders list for a purpose reasonably related to such person’s interest as a shareholder.  Delaware law does not provide for any such absolute right of inspection.

Amendment of Bylaws  Under the CLJ, there are no special provisions addressing corporate bylaws other than those specified in the articles of incorporation.  Under Delaware law, the bylaws may be amended only by the shareholders, unless the corporation’s articles of incorporation confer the power to amend the bylaws on the directors also.

The drafting of our bylaws is delegated to our board of directors by the articles of incorporation, and they may be revised or abolished by resolution (simple majority) of the board.

Interested Director Transactions  Under both Japanese and Delaware law, contracts or transactions in which one or more of a corporation’s directors has an interest are not void or voidable because of such interest provided that conditions, such as obtaining the required approval and fulfilling the requirements of good faith and full disclosure, are met.  With exceptions, the conditions are similar under Japanese and Delaware law.

Shareholder Derivative Suits  Under the CLJ, shareholders are entitled to request that a corporation initiate a suit seeking liability against directors who have violated or neglected their duties.  Shareholders who hold this right are:

•

In the case of a publicly listed company, shareholders who have continuously held the shares for six months; and

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

Appraisal Rights  Under the CLJ, with respect to material modification of the articles of incorporation impacting shareholders’ rights, the transfer of all or a material portion of the corporation’s business, mergers, and other like acts, if a shareholder is opposed thereto, such shareholder, subject to a prior expression of opposition clarifying the number of shares voting in opposition thereto and other statutory requirements, shall be entitled to demand that the corporation purchase its shares at a fair price.  In the case of the transfer of all of a corporation’s business, if a resolution for the approval of the business transfer is adopted at the same shareholders’ meeting in which a resolution for dissolution of the corporation is made, a shareholder shall not be entitled to exercise its right to demand the corporation purchase its shares.  In addition, the corporation shall not purchase shares in excess of its assets designated as distributable under the CLJ, and in some instances a shareholder shall not be entitled to exercise its right to demand the purchase of its shares.

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

Our Articles of Incorporation currently contain a provision which requires that our board of directors approve all transfers of our shares.  We intend to submit a proposal to our shareholders to repeal this provision as soon as practicable after the effective date of this Annual Report.  As our President, Chihiro Tsuyuki, who, together with his affiliate, owns or controls 57.2% of our issued and outstanding shares as of December 31, 2009, has indicated that he shall, and shall cause his affiliate to vote in favor of this proposal, its adoption is a virtual certainty.

Transfer Agent

The transfer agent for our common stock is Mitsubishi UFJ Trust and Banking Corporation, Tokyo, Japan.  We intend to appoint an additional transfer agent for our common stock in the United States of America as soon as practicable after effectiveness of the amended Registration Statement currently under SEC review.

C.

Material Contracts

Other than contracts entered into in the ordinary course of business, we have not entered into any contracts which may be deemed material for the last two (2) fiscal years preceding the date of this Annual Report.

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

Taxation of Capital Gains

If a U.S. holder sells or otherwise disposes of its shares, such holder will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount that the holder realizes and its tax basis, determined in U.S. dollars, in its shares.  Capital gain of a non-corporate U.S. holder that is recognized on or after May 6, 2003 and before January 1, 2009 is generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year.  Additionally, gain or loss will generally be from sources within the United States for foreign tax credit limitation purposes.

PFIC Rules

We do not believe that we will be treated as a Passive Foreign Investment Company (“PFIC”) for United States federal income tax purposes for our most recent taxable year.  However, this conclusion is a factual determination made annually and thus may be subject to change.

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

If we are treated as a PFIC and a U.S. holder did not make a mark-to-market election, as described below, such holder will be subject to special rules with respect to:

•

any gain it realizes on the sale or other disposition of its shares; and

•

any “excess distribution” that we make to such holder (generally, any distributions during a single taxable year that are greater than 125% of the average annual distributions received by such holder in respect of the shares during the three preceding taxable years or, if shorter, its holding period for the shares).

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

F.

Dividends and Paying Agents

Not applicable.

G.

Statement by Experts

Not applicable.

H.

Documents on Display

As a foreign private issuer, we obtain relief from certain of the requirements imposed upon U.S. domestic issuers by the U.S. Securities and Exchange Commission.  For example, we are not required to issue quarterly reports or proxy statements.  We are allowed six months to issue annual reports instead of three, and we are not required to disclose executive compensation reports that are as detailed as U.S. domestic issuers.  Our directors and officers are not required to report equity holdings under Section 16 of the Securities Exchange Act of 1934, as amended, although we do file reports under Section 13 of the Securities Exchange Act of 1934, as amended, if and when applicable.  As a foreign private issuer, we are also exempt from the requirements of Regulation FD (Fair Disclosure) which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors, although we are still subject to the antifraud and anti-manipulation rules of the Securities and Exchange Commission, such as Rule 10b-5.  In general, because of the various disclosure obligations on us as a foreign private issuer are less stringent than those required by other U.S. domestic reporting companies, our shareholders should not expect to receive an equivalent amount of disclosure from us as from other U.S. domestic reporting companies.  However, we are, in general, liable for violations of the rules and regulations of the Securities and Exchange Commission which do apply to us as a foreign private issuer, any of which violations could affect our business, results of operations and financial condition.

The Securities and Exchange Commission maintains a website at www.sec.gov that contains reports and other information regarding us and other registrants that file electronically with the Securities and Exchange Commission.  You may read and copy any document we file with the Securities and Exchange Commission at the Securities and Exchange Commission’s public reference room at 100 F Street, N.E., Washington, DC 20549.  Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of its public reference room.  In addition, you may also inspect reports filed with the United States Securities and Exchange Commission and other information at our Tokyo offices, located at 1-3-6 Akasaka,Akasaka Greace Building, 6th Floor Minato-ku, Tokyo 107-0052, Japan.  Some of this information may also be found on our website at http://www.ecoss.co.jp.  This information is not incorporated by reference into this Annual Report on Form 20-F.

I.

Subsidiary Information

We formed a wholly-owned subsidiary, Wish Technology Development Limited (“Wish Technology”) on August 23, 2007 in Hong Kong.  Wish Technology is currently inactive.

Item 11

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

Our involvement in financial assets and liabilities with market risk, other than derivatives, is limited to cash and cash equivalents, notes and accounts receivable, short-term borrowings, notes and accounts payable and long-term debts.  At March 31, 2008, the carrying amounts of the Company’s financial assets and liabilities with market risk approximated their fair values, which were estimated based on the discounted amounts of future cash flows using our current incremental debt rates for similar liabilities.

Item 12

Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13

Defaults, Dividend Arrearages and Delinquencies

None.

Item 14

Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15T Controls and Procedures

(a) Evaluation of disclosure controls and procedures

Regulations under the Securities Exchange Act of 1934 (the “Exchange Act”) require public companies to maintain “disclosure controls and procedures,” which are defined as controls and other procedures that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission's rules and forms.  Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

We conducted an evaluation, with the participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as of March 31, 2008.  Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that as of March 31, 2008, our disclosure controls and procedures were not effective at the reasonable assurance level due to the material weaknesses described below.

In light of the material weaknesses described below, we performed additional analysis and other post-closing procedures to ensure our financial statements were prepared in accordance with generally accepted accounting principles.  Accordingly, we believe that the financial statements included in this report fairly present, in all material respects, our financial condition, results of operations and cash flows for the periods presented.

A material weakness is a control deficiency (within the meaning of the Public Company Accounting Oversight Board (PCAOB) Auditing Standard No. 2) or combination of control deficiencies, that result in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.  Management has identified the following three material weaknesses which have caused management to conclude that, as of March 31, 2008, our disclosure controls and procedures were not effective at the reasonable assurance level:

1.  We do not have written documentation of our internal control policies and procedures.  Written documentation of key internal controls over financial reporting is a requirement of Section 404 of the Sarbanes-Oxley Act which is applicable to us for the year ending March 31, 2008.  Management evaluated the impact of our failure to have written documentation of our internal controls and procedures on our assessment of our disclosure controls and procedures and has concluded that the control deficiency that resulted represented a material weakness.

2.  We do not have sufficient segregation of duties within accounting functions, which is a basic internal control.  Due to our size and nature, segregation of all conflicting duties may not always be possible and may not be economically feasible.  However, to the extent possible, the initiation of transactions, the custody of assets and the recording of transactions should be performed by separate individuals.  Management evaluated the impact of our failure to have segregation of duties on our assessment of our disclosure controls and procedures and has concluded that the control deficiency that resulted represented a material weakness.

3.  We have had, and continue to have, a significant number of audit adjustments.  Audit adjustments are the result of a failure of the internal controls to prevent or detect misstatements of accounting information.  The failure could be due to inadequate design of the internal controls or to a misapplication or override of controls.  Management evaluated the impact of our significant number of audit adjustments and has concluded that the control deficiency that resulted represented a material weakness.

To address these material weaknesses, management performed additional analyses and other procedures to ensure that the financial statements included herein fairly present, in all material respects, our financial position, results of operations and cash flows for the periods presented.

(b) Remediation of Material Weaknesses

We have attempted to remediate the material weaknesses in our disclosure controls and procedures identified above by hiring a full-time CFO with SEC reporting experience, and by working with our independent registered public accounting firm and refining our internal procedures.  To date, we have not been successful in hiring a full-time CFO with SEC reporting experience, nor reducing the number of audit adjustments, but will continue our efforts in the coming fiscal year as more fully detailed below.

(c) Changes in internal control over financial reporting

There were no changes in the Company’s internal control over financial reporting during the fourth fiscal quarter that materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

This Annual Report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the Company’s independent registered public accounting firm during the transition period as per final rules adopted by the United States Securities and Exchange Commission (“SEC”) under Section 404 of the Sarbanes-Oxley Act of 2002 (“Section 404”), as amended by SEC Release No. 2009-213 on October 2, 2009.  Under the provisions of Section 404 of the Sarbanes-Oxley Act, public companies and their independent auditors are each required to report to the public on the effectiveness of a company’s internal controls.  The smallest public companies with a public float below $75 million have been given extra time to design, implement and document these internal controls before their auditors are required to attest to the effectiveness of these controls.  This extension of time will expire beginning with the annual reports of companies with fiscal years ending on or after June 15, 2010.  Commencing with its annual report for the year ending March 31, 2011, the Company will be required to include a report of management on its internal control over financial reporting. The internal control report must include a statement

•	of management’s responsibility for establishing and maintaining adequate internal control over its financial reporting;

•	of management’s assessment of the effectiveness of its internal control over financial reporting as of year end; and

•	of the framework used by management to evaluate the effectiveness of the Company’s internal control over financial reporting.

Furthermore, it is required to file the auditor’s attestation report separately on the Company’s internal control over financial reporting on whether it believes that the Company has maintained, in all material respects, effective internal control over financial reporting.

Item 16A Audit Committee Financial Expert

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

Item 16B Code of Ethics

The Company does not have a code of ethics.

Item 16C Principal Accountant Fees and Services

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

Fees and Services

The following table discloses the aggregate fees billed or paid to our principal accountant for each of the last two fiscal years and briefly describes the services performed:

	Fiscal Year Ended
	March 31, 2008		March 31, 2007
	(In thousands of yen)
Audit fees	¥4,220	**	¥13,405	*
Audit-related fees	1,051		-
Tax fees	-		-
All other fees	-		-

Total	¥5,271		¥13,405

* Equivalent amounts in Japanese Yen based on the noon buying rate for yen in New York City as reported by the Federal Reserve Bank of New York on the date of invoice.

** Equivalent amounts in Japanese Yen based on the interbank rate as quoted by OANDA Corporation (www.oanda.com) on the date of invoice.

Audit fees include fees billed for professional services rendered for audits of our consolidated financial statements, limited review procedures of semi-annual financial information, statutory and regulatory audits of the Company.

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

Item 16D Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

PART III

Item 17

Financial Statements

See Consolidated Financial Statements for ECOSS Inc. beginning on page F-1.

Item 18

Financial Statements

Not applicable.

Item 19

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

10.70

Loan Agreement dated March 4, 2008 between ECOSS, Inc. and EFC Co., Ltd. (5)

10.71

Loan Agreement dated March 18, 2008 between ECOSS, Inc. and EFC Co., Ltd. (5)

10.72

Loan Agreement dated June 8, 2008 between ECOSS, Inc. and A-sense, Inc. (*)

10.73

Loan Agreement dated August 29, 2008 between ECOSS, Inc. and Central Retail, Inc. (*)

10.74

Loan Agreement dated August 30, 2008 between ECOSS, Inc. and DM Service, Inc. (*)

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

(*) Filed herewith.

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

Dated: February 26, 2010	Ecoss Inc. (Registrant) By: /s/Chihiro Tsuyuki Chihiro Tsuyuki Chief Executive Officer (Principal Executive Officer) and Chief Financial Officer (Principal Accounting Officer)

Item 17 Financial Information

ECOSS Inc. and Subsidiary

Consolidated Financial Statements

March 31, 2008, 2007 and 2006

Index to Consolidated Financial Statements

Contents

Page(s)

Report of Independent Registered Public Accounting Firm

F-2

Consolidated Balance Sheets at March 31, 2008, 2007 and 2006

F-3

Consolidated Statements of Operations for the fiscal years ended March 31, 2008, 2007 and 2006

F-4

Consolidated Statements of Stockholders’ Equity (Deficit) for the fiscal years ended March 31, 2008, 2007 and 2006

F-5

Consolidated Statements of Cash Flows for the fiscal years ended March 31, 2008, 2007 and 2006

F-6

Notes to the Consolidated Financial Statements

F-7 to F-28

Schedule:

Schedule II Valuation and Qualifying Accounts for the fiscal years ended March 31, 2008, 2007 and 2006

F-29

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

ECOSS Inc.

Tokyo, Japan

We have audited the accompanying consolidated balance sheets of ECOSS Inc. (“ECOSS”, or the “Company”) as of March 31, 2008 and 2007, and the related consolidated statements of operations, stockholders’ equity (deficit) and cash flows for each of the three fiscal years in the period ended March 31, 2008, all expressed in Japanese yen.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2008 and 2007, and the results of its operations and cash flows for each of the three fiscal years in the period ended March 31, 2008, in conformity with accounting principles generally accepted in United States of America.

/s/Li & Company, PC

Li & Company, PC

Skillman, New Jersey

February 22, 2010

ECOSS Inc. and Subsidiary

 Consolidated Balance Sheets

 (In thousands of Japanese Yen, except share data)

	March 31, 2008	March 31, 2007

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	¥5,580	¥10,008
Accounts receivable, net	53,442	388,584
Prepayments and other current assets	3,079	276,800

Total Current Assets	62,101	675,392

PROPERTY AND EQUIPMENT, net	10,913	16,112

SOFTWARE DEVELOPMENT COSTS, net	-	26,252

TRADEMARK, net	406	492

SECURITY DEPOSITS	5,200	37,368

PREPAID LOAN GUARANTEE FEES, net	-	99

Total Assets	¥78,620	¥755,715

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
CURRENT LIABILITIES:
Loans payable	¥130,000	¥100,000
Loans payable - related parties	51,732	32,304
Note payable	-	-
Current maturities of long-term debt	-	5,000
Current maturities of capital lease obligations	339	2,269
Accounts payable	53,079	85,119
Refundable customer deposits	130,659	431,184
Interest swap	-	-
Taxes payable	2,123	950
Accrued expenses and other current liabilities	69,772	71,352

Total Current Liabilities	437,704	728,178

LONG-TERM DEBT, net of current maturities	-	-

LONG-TERM DEBT - RELATED PARTY, net of current maturities	-	3,000

CAPITAL LEASE OBLIGATIONS, net of current maturities	-	365

Total Liabilities	437,704	731,543

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY (DEFICIT):
Common stock, no par value: 150,000 shares authorized,
70,580, 68,180 and 62,180 shares issued and outstanding, respectively	1,415,200	1,355,200
Additional paid-in capital	861,583	796,756
Accumulated deficit	(2,635,867)	(2,127,784)

Total Stockholders' Equity (Deficit)	(359,084)	24,172

Total Liabilities and Stockholders' Equity (Deficit)	¥78,620	¥755,715

See accompanying notes to the Consolidated Financial Statements.

ECOSS Inc. and Subsidiary

Consolidated Statements of Operations

 (In thousands of Japanese Yen, except share and per share data)

	For the Fiscal Year	For the Fiscal Year
	Ended	Ended
	March 31, 2008	March 31, 2007

NET REVENUES
System intergrations	¥94,269	¥2,209,981
Software licenses	18,994	13,031
Royalties	-	-
Maintenance and support	6,891	8,265
Consulting services	66,667	-
Outsourcing services	7,548	21,272

Total net revenues	194,369	2,252,549

COST OF SALES
System intergrations	81,873	2,246,173
Software licenses	36,432	-
Maintenance and support	2,749	1,344
Outsourcing services	7,819	20,802

Total cost of goods sold	128,873	2,268,319

GROSS PROFIT	65,496	(15,770)

OPERATING EXPENSES:
Research and development	42,801	58,947
Selling, general and administrative expenses	235,537	285,564
Impairment of software development costs	14,640	18,337

Total operating expenses	292,978	362,848

LOSS FROM OPERATIONS	(227,482)	(378,618)

OTHER (INCOME) EXPENSE:
Interest expense, net	8,478	7,904
Realized holding losses from interest swap, net	-	4
(Gain) loss from disposal of property and equipment	5,952	-
Loss from prepaid system integration costs	254,077	14,674
Other (income) expense	11,144	2,691

Total other (income) expense	279,651	25,273

LOSS BEFORE INCOME TAXES	(507,133)	(403,891)

INCOME TAXES	950	1,900

NET LOSS	¥(508,083)	¥(405,791)

NET LOSS PER COMMON SHARE:
Basic and diluted	¥(7,362)	¥(6,524)

Weighted average number of common shares outstanding:
Basic and diluted	69,014	62,197

See accompanying notes to the Consolidated Financial Statements.

ECOSS Inc. and Subsidiary

Consolidated Statement of Stockholders' Equity (Deficit)

(In thousands of Japanese Yen, except share data)

For the Fiscal Year Ended March 31, 2008

	Common Stock, No Par Value
	Number of shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity (Deficit)

Balance, March 31, 2005	55,860	¥1,127,200	¥308,700	¥(1,575,755)	¥(139,855)

Issuance of shares for conversion of debt	6,320	78,000	78,000	-	156,000

Vested employee stock options	-	-	42,567	-	42,567

Net loss	-	-	-	(146,238)	(146,238)

Balance, March 31, 2006	62,180	1,205,200	429,267	(1,721,993)	(87,526)

Issuance of shares for conversion of debt	6,000	150,000	150,000	-	300,000

Vested employee stock options	-	-	5,266	-	5,266

Forgiveness of debt by a stockholder	-	-	212,223	-	212,223

Net loss	-	-	-	(405,791)	(405,791)

Balance, March 31, 2007	68,180	1,355,200	796,756	(2,127,784)	24,172

Issuance of shares for cash	1,600	40,000	40,000	-	80,000

Issuance of shares for conversion of debt	800	20,000	20,000	-	40,000

Vested employee stock options	-	-	4,827	-	4,827

Net loss	-	-	-	(508,083)	(508,083)

Balance, March 31, 2008	70,580	¥1,415,200	¥861,583	¥(2,635,867)	¥(359,084)

See accompanying notes to the Consolidated Financial Statements.

ECOSS Inc. and Subsidiary

Consolidated Statements of Cash Flows

(In thousands of Japanese Yen)

	For the Fiscal Year	For the Fiscal Year
	Ended	Ended
	March 31, 2008	March 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	¥(508,083)	¥(405,790)
Adjustments to reconcile net loss to net cash
used in operating activities
Provision for (reduction in) allowance for doubtful accounts	29,436	1,670
Depreciation and amortization	5,109	5,467
Amortization of software development costs and trademark	11,698	28,834
Impairment of software development costs	14,640	18,337
(Gain) loss from sale of property and equipment	5,952	-
Stock based compensation	4,827	5,266
Changes in operating assets and liabilities:
Accounts receivable	305,706	564,130
Prepayments and other current assets	273,721	333,862
Security deposits	32,168	-
Prepaid loan guarantee fees	99	389
Accounts payable	(32,040)	(817,339)
Refundable customer deposits	(300,525)	(7,516)
Interest swap	-	(110)
Taxes payable	1,173	(1,363)
Accrued expenses and other current liabilities	(1,580)	(3,816)

NET CASH USED IN OPERATING ACTIVITIES	(157,699)	(277,979)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property, plant and equipment	(5,862)	(3,664)
Proceeds from disposal of property and equipment	-	-
Payment for capitalized software development costs	-	(34,041)

NET CASH USED IN INVESTING ACTIVITIES	(5,862)	(37,705)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from loans payable	30,000	300,000
Repayment of loans payable	-	(220,000)
Proceeds from loans payable - related parties	164,408	315,400
Repayment of loans payable - related parties	(107,980)	(117,896)
Repayment of note payable	-	-
Repayment of long-term debt	(5,000)	(22,180)
Proceeds from long-term debt - related parties	-	25,223
Payments of principal under capital lease obligations	(2,295)	(2,268)
Proceeds from issuance of common stock	80,000	-

NET CASH PROVIDED BY FINANCING ACTIVITIES	159,133	278,279

NET CHANGE IN CASH	(4,428)	(37,405)

Cash and cash equivalents at beginning of year	10,008	47,413

Cash and cash equivalents at end of year	¥5,580	¥10,008

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest paid	¥8,489	¥7,911
Taxes paid	¥950	¥1,900

NON-CASH INVESTING AND FINANCING ACTIVITIES:
Conversion of debt into common stock	¥40,000	¥300,000
Forgiveness of debt by a stockholder	¥-	¥212,223

See accompanying notes to the Consolidated Financial Statements.

ECOSS Inc. and Subsidiary

March 31, 2008, 2007 and 2006

Notes to the Consolidated Financial Statements

(In thousands of Japanese Yen, except share and per share data)

Note 1 – Organization and operations

ECOSS Inc. (“ECOSS” or the “Company”) was incorporated in June 1996 as a joint stock corporation (“kabushiki kaisha”) under the Corporation Law of Japan.  ECOSS primarily engages in the development, production and sale of software, system integration or development of software, and consulting services, for electronic commerce and web solutions.  The Company derives all of its revenues from clients operating in Japan.

On August 23, 2007, the Company formed a wholly-owned subsidiary, Wish Technology Development Limited (“Wish Technology”) under the laws of the Hong Kong Special Administrative Region (“HK SAR”) of the People’s Republic of China (“PRC”).  Wish Technology engages in the development and distribution of computer software.  As of March 31, 2008, Wish Technology was inactive.

Note 2 – Basis of presentation and summary of significant accounting policies

Basis of presentation

The Company’s consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

This basis of accounting differs in certain material respects from that used for the preparation of the books of account of the Company prepared in accordance with the accounting principles and the relevant financial regulations applicable to joint stock corporations established in Japan (“Japan GAAP”), the accounting standards used in the place of their domicile.  The accompanying consolidated financial statements reflect necessary adjustments not recorded in the statutory books of account of the Company to present them in conformity with U.S. GAAP.

The consolidated financial statements include all accounts of ECOSS as of March 31, 2008 and 2007 and for each of the three fiscal years in the period ended March 31, 2008 and all accounts of Wish Technology as of March 31, 2008 and for the period from August 23, 2007 (inception) through March 31, 2008.  All inter-company balances and transactions have been eliminated.

Reclassification

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

Fiscal year end

The Company elected March 31 as its fiscal year end upon formation.

Cash equivalents

The Company considers all highly liquid investments with maturities of three months or less at the time of purchase to be cash equivalents.

Accounts receivable

Accounts receivable are recorded at the invoiced amount, net of an allowance for doubtful accounts.  The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable. The Company determines the allowance based on historical write-off experience, customer specific facts and economic conditions. Bad debt expense is included in general and administrative expenses, if any.

Outstanding account balances are reviewed individually for collectability.  Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.  The Company recorded ¥31,836, ¥11,825 and ¥5,716  to bad debt expense and allowance for doubtful accounts for each of the three fiscal years in the period ended March 31, 2008, respectively.

The Company does not have any off-balance-sheet credit exposure to its customers.

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

Research and development and capitalized software development costs

Computer software to be sold or licensed

The Company follows Statement of Financial Accounting Standards No. 86 “Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed” (“SFAS No. 86”) for the costs of computer software to be sold or licensed.  SFAS No. 86 requires research and development costs incurred in the process of software development before establishment of technological feasibility being expensed as incurred and capitalization of software development costs incurred subsequent to establishment of technological feasibility and prior to the availability of the product for general release to customers.  Systematic amortization of capitalized software development costs begins when a product is available for general release to customers and is computed on a product-by-product basis at a rate not less than the straight-line basis over the product’s remaining estimated economic life ranging from four (4) months to two (2) years.  Upon becoming fully amortized or being charged off if fully impaired, the related cost and accumulated amortization are removed from the accounts.

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

The Company assesses the recoverability of its long-lived assets by comparing the projected undiscounted net cash flows associated with the related long-lived asset or group of long-lived assets over their remaining estimated useful lives against their respective carrying amounts.  Impairment, if any, is based on the excess of the carrying amount over the fair value of those long-lived assets. Fair value is generally determined using the long-lived asset’s expected future discounted cash flows or market value, if readily determinable.  If long-lived assets are determined to be recoverable, but the newly determined remaining estimated useful lives are shorter than originally estimated, the net book value of the long-lived assets is depreciated over the newly determined remaining estimated useful lives.  The Company determined that there were ¥14,640, ¥18,337 and ¥10,000 of impairment charges on capitalized software development costs for software to be sold or licensed, and none for software developed for internal use based on management’s evaluation for the fiscal years ended March 31, 2008, 2007 and 2006, respectively.

Refundable customer deposits

Refundable customer deposits were received in connection with orders of products or services to be delivered in future periods, all of which were fully or partially refundable depending upon whether customization of products or services has begun if so required.

Fair value of financial instruments

The Company follows Statement of Financial Accounting Standards No. 107 “Disclosures about fair value of Financial Instruments” (“SFAS No. 107”) for disclosures about fair value of its financial instruments and has adopted Statement of Financial Accounting Standards Board No. 157 “Fair Value Measurements” (“SFAS No. 157”) to measure the fair value of its financial instruments.  SFAS No. 157 establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. To increase consistency and comparability in fair value measurements and related disclosures, SFAS No. 157 establishes a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into three (3) broad levels.  The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities and the lowest priority to unobservable inputs.  The three (3) levels of fair value hierarchy defined by SFAS No. 157 are described below:

Level 1	Quoted market prices available in active markets for identical assets or liabilities as of the reporting date.

Level 2	Pricing inputs other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reporting date.

Level 3	Pricing inputs that are generally observable inputs and not corroborated by market data.

The carrying amounts of financial assets and liabilities, such as cash and cash equivalents, accounts receivable, prepayments and other current assets, accounts payable, refundable customer deposits, taxes payable, and accrued expenses and other current liabilities, approximate their fair values because of the short maturity of these instruments.  The Company’s loans payable, notes payable, interest swap, and capital lease obligations, approximate the fair value of such instrument based upon management’s best estimate of interest rate that would be available to the Company for similar financial arrangement at March 31, 2008, 2007 and 2006.

The Company does not have any assets or liabilities measured at fair value on a recurring or a non-recurring basis, consequently, the Company did not have any fair value adjustments for assets and liabilities measured at fair value at March 31, 2008, 2007 and 2006, nor gains or losses are reported in the statement of operations that are attributable to the change in unrealized gains or losses relating to those assets and liabilities still held at the reporting date for the fiscal year ended March 31, 2008, 2007 and 2006.

Derivatives

The Company accounts for derivatives in accordance with Statement of Financial Accounting Standards No. 133 “Accounting for Derivative Instruments and Hedging Activities” (“SFAS No. 133”) and the related interpretations. SFAS No. 133, as amended, requires companies to recognize all derivative instruments as either assets or liabilities in the balance sheet at fair value.  The accounting for changes in the fair value of a derivative instrument depends on: (i) whether the derivative has been designated and qualifies as part of a hedging relationship, and (ii) the type of hedging relationship.  For those derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument based upon the exposure being hedged as either a fair value hedge, cash flow hedge or hedge of a net investment in a foreign operation.  At March 31, 2008, the Company had not entered into any transactions which were considered hedges under SFAS No. 133.

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

Revenue recognition

The Company’s revenues are derived principally from system integration, software licenses, royalties, maintenance and support, and related services. The Company follows the guidance of the Securities and Exchange Commission’s Staff Accounting Bulletin (“SAB”) No. 101 “Revenue Recognition” (“SAB No. 101”), as amended by SAB No. 104 (“SAB No. 104”) for revenue recognition.  The Company recognizes revenue when it is realized or realizable and earned.  The Company considers revenue realized or realizable and earned when all of the following criteria are met: (i) persuasive evidence of an arrangement exists, (ii) the product has been shipped or the services have been rendered to the customer, (iii) the sales price is fixed or determinable, and (iv) collectability is reasonably assured.  In addition to the aforementioned general policy, the following are the specific revenue recognition policies for each category of revenue:

System integrations – Systems integration services include project planning, system design, custom applications development, and network development, as well as the sales of hardware related to systems integration.  Revenue from system integration sales is recognized when the related hardware is delivered to the customer, system integration is installed, a “Certificate of Acceptance” is received from the client with either no unfulfilled Company obligations or obligations that will not affect the customer’s final acceptance of the arrangement and collectability is reasonably assured.  Any cost of these obligations is accrued when the corresponding revenue is recognized.  No revenue is recognized on system integration projects until the project is complete.  The Company follows the Financial Accounting Standards Board Emerging Issues Task Force (“EITF”) Issue No. 99-19 “Reporting Revenue Gross as a Principal versus Net as an Agent”  (“EITF 99-19”) for revenue recognition to report revenue gross as a principal for its system integration services sine the Company (1) acts as principal contractor in the transaction, (2) takes title to the products, (3) has risks and rewards of ownership, such as the risk of loss for collection, delivery, or returns, and (4) does not act as an agent or broker (including performing services, in substance, as an agent or broker) with compensation on a commission or fee basis on any of its system integration projects.

Software licenses – Software to be sold or licensed range from Web application development tools, to E-commerce software, and blog systems.  Development tool license, include both annual licenses sold on a per-user basis, and one-time sale of software offered on a per CPU basis.  The Company follows the American Institute of Certified Public Accountants Statement of Position 97-2 “Software Revenue Recognition”, as amended (“SOP 97-2”) for software revenue recognition.  The Company recognizes revenue when it has persuasive evidence of an arrangement that the product has been shipped or the services have been rendered to the customer, the sales price is fixed or determinable, and collectability is reasonably assured since substantially all of its arrangements do not require significant production, modification, or customization of software.  In general, a product is considered delivered upon receipt of a “Certificate of Acceptance” from the client.  Revenue from delivered elements of one-time charge licensed software is recognized at the inception of the license term, provided the Company has vendor-specific objective evidence of the fair value of each delivered element.  Revenue is deferred for undelivered elements.  The Company recognizes revenue from the sale of software licenses, when persuasive evidence of an arrangement exists, the software has been delivered, the fee is fixed and determinable, and collection of the resulting receivable is reasonably assured.  Delivery generally occurs when the software package is delivered to a common carrier or is being downloaded and software license agreements have been electronically signed.  The Company assesses collection based on a number of factors, including past transaction history with the customer and the creditworthiness of the customer.  The Company does not request collateral from customers.  If the Company determines that collection of a fee is not reasonably assured, the Company defers the fee and recognizes revenue at the time collection becomes reasonably assured, which is generally upon receipt of cash.  Revenue from monthly software licenses is recognized on a subscription basis.

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

Maintenance and support – The Company provides maintenance and support services to keep the software performing normal functions, such as keeping customers’ servers, websites or web blog platforms running smoothly, turning the servers, websites or web blog platforms back on when service interruption occurs either on an annual subscription basis or on an incident-by-incident basis for products that do not have unspecified upgrade rights, when the upgrade is available, known as post-contract customer support (“PCS”) requirements.  The persuasive evidence of an arrangement is obtained via the execution of a Service Agreement between the Company and the customer.  Commencing April 1, 2007, initial set-up fees, if any, and annual maintenance fees are recognized over the period in which the maintenance and support services are performed.  Revenue from incident-by-incident basis contracts is recognized as the services are provided.

Outsourcing and consulting services – Revenue from outsourcing services is recognized as the services are provided.  The outsourcing service is considered provided when the source code is delivered to and “Certificate of Acceptance” is received from the customer, and there are either no unfulfilled Company obligations or any obligations that will affect the customer’s final acceptance of the arrangement.  Any cost of these obligations is accrued when the corresponding revenue is recognized.  The Company follows EITF 99-19 for revenue recognition to report revenue gross for its outsourcing services sine the Company (i) acts as principal in the transaction, (ii) takes title to the products, (iii) has risks and rewards of ownership, such as the risk of loss for collection, delivery, or returns, and (iv) does not act as an agent or broker (including performing services, in substance, as an agent or broker) with compensation on a commission or fee basis on any of its outsourcing projects.

Arrangements with multiple deliverables - The Company offers multiple solutions to meet its customers’ needs.  Those solutions involve the delivery or performance of multiple products, services, or rights to use assets, and performance may occur at different points in time or over different periods of time.  The Company recognizes revenues from arrangements with multiple deliverables pursuant to the American Institute of Certified Public Accountants (“AICPA”) Statement of Position 97-2 “Software Revenue Recognition,” as amended (“SOP 97-2”), EITF Issue No. 00-21 “Revenue Arrangements with Multiple Deliverables” (“EITF 00-21”) and AICPA Technical Practice Aids No. 5100.39 (“TPA 5100.39”).  The Company evaluates each deliverable in these arrangements to determine whether they represent separate units of accounting at the inception of the arrangement and as each item in the arrangement is delivered and considers the delivered item(s) a separate unit of accounting if the delivered item(s) has value to the customer when it is regularly sold on a standalone basis, and there is objective and reliable evidence of the fair value of the undelivered item(s) pursuant to paragraph 9 of EITF 00-21.

(i) If there is objective and reliable evidence of fair value consisting of entity-specific or vendor-specific objective evidence (“VSOE”) of fair value for all units of accounting in an arrangement, such as an arrangement with multiple deliverables of system integration and maintenance services, the arrangement consideration is allocated to the separate units of accounting based on their relative fair values (the relative fair value method) except for any separate unit of accounting in the arrangement (including a delivered item) which is required under US GAAP to be recorded at fair value (and marked to market each reporting period thereafter), the amount allocated to that unit of accounting is its fair value pursuant to paragraphs 12 and 16 of EITF 00-21.  The Company allocates the arrangement consideration to the two separate units of accounting of system integration and maintenance services based on their relative fair values and recognizes (a) the relative fair value allocated to the system integration unit of accounting in the arrangement when the related hardware is delivered to the customer, system integration is installed, a “Certificate of Acceptance” is received from the client with either no unfulfilled Company obligations or obligations that will not affect the customer’s final acceptance of the arrangement and collectability is reasonably assured and (b) the relative fair value allocated to the annual maintenance and support unit of accounting in the arrangement ratably over the period in which the maintenance and support services are performed.

(ii) If sufficient evidence of fair value consisting of entity-specific or vendor-specific objective evidence (“VSOE”) of fair value does not exist for all units of accounting in an arrangement, such as an arrangement with multiple deliverables of annual maintenance service and PCS or an arrangement with multiple deliverables of software license and PCS, the entire fee are recognized ratably pursuant to paragraph 12 of SOP 97-2, as sufficient vendor-specific objective evidence of fair value for PCS does not exist, and the annual maintenance and software license are in substance subscriptions.

Amounts billed or payments received in advance of revenue recognition are deferred until the recognition criteria are met.

Advertising costs

Advertising costs are expensed as incurred.  The Company incurred ¥14,653, ¥10,597 and ¥7,160 of advertising cost for the fiscal year ended March 31, 2008, 2007 and 2006, respectively.

Foreign currency transactions

The Company applies the guidelines as set out in Statement of Financial Accounting Standards No. 52 “Foreign Currency Translation” (“SFAS No. 52”) for foreign currency transactions.  Pursuant to SFAS No. 52, transactions and balances denominated in currencies other than Japanese Yen, the Company’s functional and reporting currency are classified as foreign currency transactions.  Foreign currency transactions may produce receivables or payables that are fixed in terms of the amount of foreign currency that will be received or paid.  A change in exchange rates between the functional currency and the currency in which a transaction is denominated increases or decreases the expected amount of functional currency cash flows upon settlement of the transaction. That increase or decrease in expected functional currency cash flows is a foreign currency transaction gain or loss that generally shall be included in determining net income for the period in which the exchange rate changes. Likewise, a transaction gain or loss (measured from the transaction date or the most recent intervening balance sheet date, whichever is later) realized upon settlement of a foreign currency transaction generally shall be included in determining net income for the period in which the transaction is settled. The exceptions to this requirement for inclusion in net income of transaction gains and losses pertain to certain intercompany transactions and to transactions that are designated as, and effective as, economic hedges of net investments and foreign currency commitments.  Pursuant to SFAS No. 52, the following shall apply to all foreign currency transactions of an enterprise and its investees: (a) At the date the transaction is recognized, each asset, liability, revenue, expense, gain, or loss arising from the transaction shall be measured and recorded in the functional currency of the recording entity by use of the exchange rate in effect at that date as defined in SFAS No. 52; and (b) At each balance sheet date, recorded balances that are denominated in a currency other than the functional currency of the recording entity shall be adjusted to reflect the current exchange rate.

Stock-based compensation for obtaining employee services and equity instruments issued to parties other than employees for acquiring goods or services

The Company accounted for its stock based compensation under the recognition and measurement principles of the fair value recognition provisions of Statement of Financial Accounting Standards No. 123 (revised 2004) “Share-Based Payment” (“SFAS No. 123R”) using the modified prospective method for transactions in which the Company obtains employee services in share–based payment transactions and the Financial Accounting Standards Board Emerging Issues Task Force Issue No. 96-18 “Accounting For Equity Instruments That Are Issued To Other Than Employees For Acquiring, Or In Conjunction With Selling Goods Or Services” (“EITF 96-18”) for share-based payment transactions with parties other than employees provided in SFAS No. 123R.  All transactions in which goods or services are the consideration received for the issuance of equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable.  The measurement date used to determine the fair value of the equity instrument issued is the earlier of the date on which the third-party performance is complete or the date on which it is probable that performance will occur.

The Company’s policy is to recognize compensation cost for awards with only service conditions and a graded vesting schedule on a straight-line basis over the requisite service period for the entire award.  Additionally, the Company’s policy is to issue new shares of common stock to satisfy stock option exercises.

The fair value of each option award is estimated on the date of grant using a Black-Scholes option-pricing valuation model.  The ranges of assumptions for inputs are as follows:

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

The valuation of the underlying common stock used to determine the fair value of the stock options was a retrospective valuation as defined by the AICPA Practice Aid “Valuation of Privately-Held-Company Equity Securities Issued as Compensation” (the “Practice Aid”).  Management, under the advisement of KDA, the Company’s previous independent registered public accounting firm, was not made aware that there were alternative valuation methods.  The valuation was performed for the fair value of its common stock at March 7, 2006, the date of grant in connection with the issuance of stock options.

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

Income taxes

The Company follows Statement of Financial Accounting Standards No. 109 “Accounting for Income Taxes” (“SFAS No. 109”), which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns.  Under this method, deferred tax assets and liabilities are based on the differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.  Deferred tax assets are reduced by a valuation allowance to the extent management concludes it is more likely than not that the assets will not be realized.  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the consolidated statements of operations in the period that includes the enactment date.

The Company adopted the provisions of Financial Accounting Standards Board (“FASB”) Interpretation No. 48 “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109” (“FIN 48”).  FIN 48 addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements.  Under FIN 48, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position.  The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent (50%) likelihood of being realized upon ultimate settlement.  FIN 48 also provides guidance on de-recognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures.  The Company had no material adjustments to its liabilities for unrecognized income tax benefits according to the provisions of FIN 48.

Net loss per common share

Net loss per common share is computed pursuant to Statement of Financial Accounting Standards No. 128 “Earnings Per Share” (“SFAS No. 128”).  Basic loss per common share is computed by taking net loss divided by the weighted average number of common shares outstanding for the period.  Diluted loss per common share is computed by dividing net loss by the weighted average number of shares of common stock and potentially outstanding shares of common stock during each period to reflect the potential dilution that could occur from common shares issuable through stock options, which excludes 10,000 stock options for the fiscal year ended March 31, 2008, 2007 and 2006, respectively.  These potential shares of common stock were not included as they were anti-dilutive.

Cash flows reporting

The Company adopted Statement of Financial Accounting Standards No. 95 “Statement of Cash Flows” (“SFAS No. 95”) for cash flows reporting, classifies cash receipts and payments according to whether they stem from operating, investing, or financing activities and provides definitions of each category, and uses the indirect or reconciliation method (“Indirect method”) as defined by SFAS No. 95 to report net cash flow from operating activities by adjusting net income to reconcile it to net cash flow from operating activities by removing the effects of (a) all deferrals of past operating cash receipts and payments and all accruals of expected future operating cash receipts and payments and (b) all items that are included in net income that do not affect operating cash receipts and payments.

Commitments and contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

Recently issued accounting pronouncements

In June 2003, the Securities and Exchange Commission (“SEC”) adopted final rules under Section 404 of the Sarbanes-Oxley Act of 2002 (“Section 404”), as amended by SEC Release No. 33-9072 on October 13, 2009.  Under the provisions of Section 404 of the Sarbanes-Oxley Act, public companies and their independent auditors are each required to report to the public on the effectiveness of a company’s internal controls.  The smallest public companies with a public float below $75 million have been given extra time to design, implement and document these internal controls before their auditors are required to attest to the effectiveness of these controls.  This extension of time will expire beginning with the annual reports of companies with fiscal years ending on or after June 15, 2010.  Commencing with its annual report for the fiscal year ending March 31, 2011, the Company will be required to include a report of management on its internal control over financial reporting. The internal control report must include a statement

•	of management’s responsibility for establishing and maintaining adequate internal control over its financial reporting;

•	of management’s assessment of the effectiveness of its internal control over financial reporting as of year end; and

•	of the framework used by management to evaluate the effectiveness of the Company’s internal control over financial reporting.

Furthermore, it is required to file the auditor’s attestation report separately on the Company’s internal control over financial reporting on whether it believes that the Company has maintained, in all material respects, effective internal control over financial reporting.

In June 2009, the Financial Accounting Standards Board (“FASB”) approved the “FASB Accounting Standards Codification” (the “Codification”) as the single source of authoritative nongovernmental U.S. GAAP to be launched on July 1, 2009.  The Codification does not change current U.S. GAAP, but is intended to simplify user access to all authoritative U.S. GAAP by providing all the authoritative literature related to a particular topic in one place.  All existing accounting standard documents will be superseded and all other accounting literature not included in the Codification will be considered non-authoritative. The Codification is effective for interim and annual periods ending after September 15, 2009.

In August 2009, the FASB issued the FASB Accounting Standards Update No. 2009-04 “Accounting for Redeemable Equity Instruments - Amendment to Section 480-10-S99” which represents an update to section 480-10-S99, distinguishing liabilities from equity, per EITF Topic D-98, Classification and Measurement of Redeemable Securities.  The Company does not expect the adoption of this update to have a material impact on its consolidated financial position, results of operations or cash flows.

In August 2009, the FASB issued the FASB Accounting Standards Update No. 2009-05 “Fair Value Measurement and Disclosures Topic 820 – Measuring Liabilities at Fair Value”, which provides amendments to subtopic 820-10, Fair Value Measurements and Disclosures – Overall, for the fair value measurement of liabilities.  This update provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using one or more of the following techniques: 1. A valuation technique that uses: a. The quoted price of the identical liability when traded as an asset b. Quoted prices for similar liabilities or similar liabilities when traded as assets. 2. Another valuation technique that is consistent with the principles of topic 820; two examples would be an income approach, such as a present value technique, or a market approach, such as a technique that is based on the amount at the measurement date that the reporting entity would pay to transfer the identical liability or would receive to enter into the identical liability. The amendments in this update also clarify that when estimating the fair value of a liability, a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of the liability. The amendments in this update also clarify that both a quoted price in an active market for the identical liability when traded as an asset in an active market when no adjustments to the quoted price of the asset are required are Level 1 fair value measurements.  The Company does not expect the adoption of this update to have a material impact on its consolidated financial position, results of operations or cash flows.

In September 2009, the FASB issued the FASB Accounting Standards Update No. 2009-08 “Earnings Per Share – Amendments to Section 260-10-S99”,which represents technical corrections to topic 260-10-S99, Earnings per share, based on EITF Topic D-53, Computation of Earnings Per Share for a Period that includes a Redemption or an Induced Conversion of a Portion of a Class of Preferred Stock and EITF Topic D-42, The Effect of the Calculation of Earnings per Share for the Redemption or Induced Conversion of Preferred Stock. The Company does not expect the adoption of this update to have a material impact on its consolidated financial position, results of operations or cash flows.

In September 2009, the FASB issued the FASB Accounting Standards Update No. 2009-09 “Accounting for Investments-Equity Method and Joint Ventures and Accounting for Equity-Based Payments to Non-Employees”.  This update represents a correction to Section 323-10-S99-4, Accounting by an Investor for Stock-Based Compensation Granted to Employees of an Equity Method Investee. Additionally, it adds observer comment Accounting Recognition for Certain Transactions Involving Equity Instruments Granted to Other Than Employees to the Codification. The Company does not expect the adoption to have a material impact on its consolidated financial position, results of operations or cash flows.

In September 2009, the FASB issued the FASB Accounting Standards Update No. 2009-12 “Fair Value Measurements and Disclosures Topic 820 – Investment in Certain Entities That Calculate Net Assets Value Per Share (or Its Equivalent)”, which provides amendments to Subtopic 820-10, Fair Value Measurements and Disclosures-Overall, for the fair value measurement of investments in certain entities that calculate net asset value per share (or its equivalent). The amendments in this update permit, as a practical expedient, a reporting entity to measure the fair value of an investment that is within the scope of the amendments in this update on the basis of the net asset value per share of the investment (or its equivalent) if the net asset value of the investment (or its equivalent) is calculated in a manner consistent with the measurement principles of Topic 946 as of the reporting entity’s measurement date, including measurement of all or substantially all of the underlying investments of the investee in accordance with Topic 820. The amendments in this update also require disclosures by major category of investment about the attributes of investments within the scope of the amendments in this update, such as the nature of any restrictions on the investor’s ability to redeem its investments a the measurement date, any unfunded commitments (for example, a contractual commitment by the investor to invest a specified amount of additional capital at a future date to fund investments that will be make by the investee), and the investment strategies of the investees. The major category of investment is required to be determined on the basis of the nature and risks of the investment in a manner consistent with the guidance for major security types in U.S. GAAP on investments in debt and equity securities in paragraph 320-10-50-1B. The disclosures are required for all investments within the scope of the amendments in this update regardless of whether the fair value of the investment is measured using the practical expedient. The Company does not expect the adoption to have a material impact on its consolidated financial position, results of operations or cash flows.

In October 2009, the FASB issued the FASB Accounting Standards Update No. 2009-13 “Revenue recognition Topic 605 – Multiple-Deliverable Revenue Arrangements a consensus of the FASB Emerging Issues Task Force”, which provides amendments to the criteria in Subtopic 605-25 for separating consideration in multiple-deliverable arrangements. As a result of those amendments, multiple-deliverable arrangements will be separated in more circumstances than under existing U.S. GAAP. The amendments in this Update establish a selling price hierarchy for determining the selling price of a deliverable. The selling price used for each deliverable will be based on vendor-specific objective evidence if available, third-party evidence if vendor-specific objective evidence is not available, or estimated selling price if neither vendor-specific objective evidence nor third-party evidence is available. The amendments in this Update also will replace the term fair value in the revenue allocation guidance with selling price to clarify that the allocation of revenue is based on entity-specific assumptions rather than assumptions of a marketplace participant. The amendments in this Update will eliminate the residual method of allocation and require that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. The relative selling price method allocates any discount in the arrangement proportionally to each deliverable on the basis of each deliverable's selling price. The amendments in this Update will require that a vendor determine its best estimate of selling price in a manner that is consistent with that used to determine the price to sell the deliverable on a standalone basis. The amendments in this Update do not prescribe any specific methods that vendors must use to accomplish this objective; however, examples have been provided to illustrate the concept of estimated selling price and the relative selling price method.

In October 2009, the FASB issued the FASB Accounting Standards Update No. 2009-14 “Software Topic 985 – Certain Revenue Arrangements That Include Software Elements”, which coupled with the amendments resulting from Update 2009-13 will significantly improve the reporting of certain transactions to more closely reflect the underlying economics of the transactions. Currently, the absence of vendor-specific objective evidence of selling price of the undelivered item in an arrangement is a common reason entities are unable to separate deliverables in an arrangement involving tangible products that include software. In those situations, the timing of revenue recognition may be deferred until the delivery of the last deliverable or the entire fee may be recognized over the period during which the last deliverable is delivered or performed. As a result, constituents have maintained that the accounting often does not reflect the underlying economics of a transaction.  The amendments in this Update revise the scope of the software revenue guidance such that software-enabled tangible products would not be within its scope. The most significant effect of this would be that a vendor will no longer need to have vendor-specific objective evidence of selling price of the undelivered elements sold with a software-enabled tangible product; this is expected to increase a vendor’s ability to separately account for the sale of those products from any undelivered elements in an arrangement including those products.

In January 2010, the FASB issued the FASB Accounting Standards Update No. 2010-01 “Equity Topic 505 – Accounting for Distributions to Shareholders with Components of Stock and Cash”, which clarify that the stock portion of a distribution to shareholders that allows them to elect to receive cash or stock with a potential limitation on the total amount of cash that all shareholders can elect to receive in the aggregate is considered a share issuance that is reflected in EPS prospectively and is not a stock dividend for purposes of applying Topics 505 and 260 (Equity and Earnings Per Share (“EPS”)).  Those distributions should be accounted for and included in EPS calculations in accordance with paragraphs 480-10-25- 14 and 260-10-45-45 through 45-47 of the FASB Accounting Standards codification.  The amendments in this Update also provide a technical correction to the Accounting Standards Codification.  The correction moves guidance that was previously included in the Overview and Background Section to the definition of a stock dividend in the Master Glossary.  That guidance indicates that a stock dividend takes nothing from the property of the corporation and adds nothing to the interests of the stockholders.  It also indicates that the proportional interest of each shareholder remains the same, and is a key factor to consider in determining whether a distribution is a stock dividend.

In January 2010, the FASB issued the FASB Accounting Standards Update No. 2010-02 “Consolidation Topic 810 – Accounting and Reporting for Decreases in Ownership of a Subsidiary – a Scope Clarification”, which provides amendments to Subtopic 810-10 and related guidance within U.S. GAAP to clarify that the scope of the decrease in ownership provisions of the Subtopic and related guidance applies to the following:

1.

A subsidiary or group of assets that is a business or nonprofit activity

2.

A subsidiary that is a business or nonprofit activity that is transferred to an equity method investee or joint venture

3.

An exchange of a group of assets that constitutes a business or nonprofit activity for a noncontrolling interest in an entity (including an equity method investee or joint venture).

The amendments in this Update also clarify that the decrease in ownership guidance in Subtopic 810-10 does not apply to the following transactions even if they involve businesses:

1.

Sales of in substance real estate.  Entities should apply the sale of real estate guidance in Subtopics 360-20 (Property, Plant, and Equipment) and 976-605 (Retail/Land) to such transactions.

2.

Conveyances of oil and gas mineral rights.  Entities should apply the mineral property conveyance and related transactions guidance in Subtopic 932-360 (Oil and Gas-Property, Plant, and Equipment) to such transactions.

If a decrease in ownership occurs in a subsidiary that is not a business or nonprofit activity, an entity first needs to consider whether the substance of the transaction causing the decrease in ownership is addressed in other U.S. GAAP, such as transfers of financial assets, revenue recognition, exchanges of nonmonetary assets, sales of in substance real estate, or conveyances of oil and gas mineral rights, and apply that guidance as applicable. If no other guidance exists, an entity should apply the guidance in Subtopic 810-10.

Management does not believe that any other recently issued, but not yet effective accounting pronouncements, if adopted, would have a material effect on the accompanying financial statements.

Note 3 – Recurring losses

As reflected in the accompanying consolidated financial statements, the Company had an accumulated deficit of ¥2,635,867 at March 31, 2008 and had a net loss from operations and cash used in operations of ¥508,083 and ¥222,625 for the fiscal year ended March 31, 2008, respectively.

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

Note 4 – Prepayments and other current assets

Prepayments and other current assets at March 31, 2008 and 2007 consisted of the following:

	March 31, 2008	March 31, 2007

Deferred system integration cost (i)	¥-	¥252,000
Projects in progress	-	14,736
Other receivables	-	5,290
Advance on purchases	3,077	-
Prepaid consumption tax (ii)	2	2,399
Other current assets	-	2,375
	¥3,079	¥276,800

(i)

Deferred system integration cost

Deferred system integration cost represents invoices received from subcontractors to be paid in connection with the Company’s system integration services to be delivered in future periods.  The Company wrote off ¥252,000 of deferred system integration costs due to the fact that the customer cancelled the project during fiscal year ended March 31, 2008.

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

Note 5 – Property and equipment

Property and equipment stated at cost, less accumulated depreciation at March 31, 2008 and 2007 consisted of the following:

	March 31, 2008	March 31, 2007

Leasehold improvements	¥8,792	¥18,126
Machinery and equipment	46,666	45,099
Capitalized lease equipment (ii)	45,623	45,623

	101,081	108,848
Less accumulated depreciation	(90,168)	(92,736)
	¥10,913	¥16,112

(i)

Depreciation and amortization expense

Depreciation and amortization expense is included in the consolidated statements of operations.  Depreciation expense for the fiscal years ended March 31, 2008, 2007 and 2006 was ¥5,109, ¥5,467 and ¥10,920, respectively.

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

Note 6 – Trademark

Trademark stated at cost, less accumulated amortization at March 31, 2008 and 2007 consisted of the following:

	March 31, 2008	March 31, 2007

Trademark	¥855	¥855
Less accumulated amortization	(449)	(363)
	¥406	¥492

Amortization expense is included in the statements of operations.  Amortization expense for the fiscal years ended March 31, 2008, 2007 and 2006 was ¥85 per year. Amortization expense for the next five years is ¥85 per year.

Note 7 – Security deposits

Security deposits at March 31, 2008 and 2007 consisted of the following:

	March 31, 2008	March 31, 2007

Security deposit under operating lease expired on August 31, 2007	¥-	¥37,318

Security deposit under security service agreement expired	-	50

Security deposit under operating lease returned upon expiration on June 30, 2009	5,200	-

	¥5,200	¥37,368

Note 8 – Prepaid loan guarantee fees

Prepaid loan guarantee fees at March 31, 2008 and 2007 consisted of the following:

	March 31, 2008	March 31, 2007

(i) Prepaid loan guarantee fee of 0.55% of 90% of the principal per year payable upon signing in connection with the long-term debt of ¥50,000 obtained on March 26, 2002	¥1,238	¥1,238
Less accumulated amortization	(1,238)	(1,238)
	-	-

(ii) Prepaid loan guarantee fee of 0.55% of 90% of the principal per year payable upon signing in connection with the long-term debt of ¥30,000 obtained on December 20, 2002	¥742	¥742
Less accumulated amortization	(742)	(643)
	-	99

	¥-	¥99

Note 9 – Loans payable

Loans payable at March 31, 2008 and 2007 consisted of the following:

	March 31, 2008	March 31, 2007

(i) Loan payable to a non-financial institution, with interest at 3.00% per annum payable monthly, with principal due September 30, 2007. On December 14, 2007, the Company received, from Significant Business Party, notification of default and demand for payment, along with delinquency charges. On February 28, 2009, the Company provided system integration services and the full amount of the loan were netted against accounts receivable.	¥100,000	¥100,000

(ii) Loan payable to a non-financial institution, with interest at 6.00% per annum payable monthly, with principal originally due August 30, 2008 and extended and paid September 4, 2009.	30,000	-

	¥130,000	¥100,000

Note 10 – Refundable customer deposits

Refundable customer deposits at March 31, 2008 and 2007 consisted of the following:

	March 31, 2008	March 31, 2007

System integration	¥118,928	¥429,071
Software licenses	-	-
Maintenance and support	-	-
Outsourcing services	11,731	2,113
	¥130,659	¥431,184

Note 12 – Accrued expenses and other current liabilities

Accrued expenses and other current liabilities at March 31, 2008 and 2007 consisted of the following:

	March 31, 2008	March 31, 2007

Accrued expenses	¥15,993	¥18,942
Withholding tax and social insurance payable	9,989	2,168
Accrued vacation	8,534	13,453
Other payables	35,256	36,789
	¥69,772	¥71,352

Note 13 – Long-term debt

Long-term debt at March 31, 2008 and 2007 consisted of the following:

	March 31, 2008	March 31, 2007

(i) Long-term debt, unsecured, payable to a bank, guaranteed by an independent third party for a fee of 0.55% of 90% of the principal per year payable upon signing, with interest at 2.675% per annum payable monthly, with principal due and paid on December 19, 2007.	¥-	¥5,000

	-	5,000

Less current maturities	(-)	(5,000)
	¥-	¥-

Note 14 – Financial instruments

The Company utilized interest rate swap contracts with a Japanese bank, resulting in a fixed interest rate of 1.155% per annum.  The balance of this interest rate swap agreement at March 31, 2006 was ¥110 and expired on March 15, 2007 as the long-term debt bearing a floating interest rate had been fully paid by March 15, 2007.

Note 15 – Income taxes

The Company was incorporated in June 1996 as a joint stock corporation (“kabushiki kaisha”) under the Corporation Law of Japan.  All of the Company’s income (loss) before income taxes and related tax expenses are from Japanese sources.  The Company is subject to a number of income taxes imposed by the national, prefectural and municipal governments of Japan and files income tax returns under the Corporation Income Tax Law of Japan and local tax laws (the “Japan Corporation Income Tax Law”).  Income taxes imposed by the national, prefectural and municipal governments of Japan, in aggregate, represent a statutory income tax rate of approximately 42.0% through March 31, 2006.  Amendments to the Japanese tax regulations were enacted on March 24, 2003.  As a result of these amendments, the statutory income tax rate was reduced from approximately 42.0% to 40.7% effective from the year beginning January 1, 2005.  Consequently, the statutory tax rate utilized for deferred tax assets and liabilities expected to be settled or realized subsequent to the fiscal year beginning April 1, 2005 is approximately 40.7%.

Income (loss) before income taxes, and the current and deferred income tax expense (benefit) attributable to such income (loss) at March 31, 2008 and 2007 consisted of the following:

	March 31, 2008	March 31, 2007

Loss before income taxes	¥(507,133)	¥(403,890)
Income taxes:
Current	950	1,900
Deferred	-	-
	¥950	¥1,900

A reconciliation of the Japanese statutory income tax rate and the effective income tax rate as a percentage of income before income taxes is as follows:

	Fiscal Year ended
	March 31, 2008	March 31, 2007	March 31, 2006

Japanese statutory income tax rate	40.7%	40.7%	40.7%
Increase (reduction) in income taxes resulting from:
Other	(40.7)	(40.7)	(40.7)
Effective income tax rate	0.0%	0.0%	0.0%

The approximate tax effects of temporary differences that give rise to the deferred tax assets at March 31, 2008 and 2007 were presented below:

	March 31, 2008	March 31, 2007

Deferred tax assets:
Net operating loss carry-forwards for corporation income tax purposes	¥760,314	¥587,092
Depreciation and amortization	6,577	8,264
Impairment of software development costs	5,958	23,463
Allowance for doubtful accounts	4,786	6,150
Stock based compensation	19,468	2,143
Accrued vacations	3,473	5,575
Deferred system integration costs	102,564	-
Other	558	558
Total gross deferred tax assets	903,321	633,145
Less valuation allowance	(903,321)	(633,145)
Net deferred tax assets	¥-	¥-

A valuation allowance is established to fully offset certain deferred tax assets relating to deductible temporary differences and net operating loss (“NOL”) carry–forwards because the Company believes that the realization of the Company’s net deferred tax assets of $633,145 was not considered more likely than not.  The net change in the total valuation allowance for the fiscal year ended March 31, 2008, 2007 and 2006 was ¥270,383, ¥8,484 and ¥39,792, respectively.

At March 31, 2008, the Company had net operating loss (“NOL”) carry–forwards for income taxes purposes of ¥1,442,487 that may be offset against future taxable income through 2012.  If not utilized, such loss carry-forwards expire as follows:

Year ending March 31:

2009	¥297,401
2010	295,593
2011	258,769
2012	382,506
2013	207,708
2014	297,910
2015	128,204

¥1,868,093

Note 16 – Related party transactions

Loans from EFC Co., Ltd., an affiliate of Mr. Tsuyuki

EFC Co., Ltd. (“EFC”), an entity owned and controlled by Mr. Tsuyuki, the President of the Company made loans to the Company for its working capital purpose at an average interest rate of 3.00% per annum and the Company paid ¥693, ¥4,604, and ¥2,241 in interest for the fiscal year ended March 31, 2008, 2007 and 2006, respectively.

The table below summarizes the loans payable activities with EFC Co., Ltd. for the fiscal year ended March 31, 2008, 2007 and 2006:

	Balance at	Add	Deduct	Deduct	Balance
	beginning of		payment or	conversion	at end of
	period	additions	forgiveness	to shares	period

For the Fiscal Year Ended March 31, 2005:
Loan payable to EFC	¥49,573	¥134,000	¥(83,173)	¥(84,400)	¥16,000
For the Fiscal Year Ended March 31, 2006:
Loan payable to EFC	¥16,000	¥346,800	¥(122,000)	¥(156,000)	¥84,800
For the Fiscal Year Ended March 31, 2007:
Loan payable to EFC	¥84,800	¥315,400	¥(117,896)	¥(250,000)	¥32,304
For the Fiscal Year Ended March 31, 2008:
Loan payable to EFC	¥32,304	¥161,407	¥(99,547)	¥(37,000)	¥57,164

Loan payable from Mr. Chihiro Tsuyuki, president, chief executive officer and principal shareholder

On April 28, 2006, the Company received, from Mizuho Corporate Bank (“Mizuho”), notification of the transfer of the note payable to Mizuho of ¥240,000, bearing interest of 4.00% per annum, along with delinquency charges incurred of ¥25,223, to SevenSeas Asset Management Co. Ltd.  On July 24, 2006, Mr. Tsuyuki acquired this note from SevenSeas Asset Management Co. Ltd., an unrelated finance company.  On July 31, 2006, Mr. Tsuyuki, forgave ¥212,223 reducing the balance to ¥53,000 due July 30, 2008.  This extinguishment of debt was recorded as other income – forgiveness of debt in the statutory books of the Company.  The accompanying consolidated financial statements reflect necessary adjustments to reflect the forgiveness of debt from the stockholder as additional paid-in capital to present it in conformity with U.S. GAAP.  On March 30, 2007, Mr. Tsuyuki converted ¥50,000 of the note to 1,000 shares of the Company’s common stock at ¥50,000 per share thus further reducing the balance to ¥3,000, all of which was converted to 60 shares of the Company’s common stock at ¥50,000 per share by Mr. Tsuyuki on March 31, 2008. The Company paid ¥120 and ¥1,411 in interest for the fiscal year ended March 31, 2008 and 2007, respectively.

The table below summarizes the loan payable activities for the fiscal year ended March 31, 2008 and 2007 with Mr. Tsuyuki:

	Balance at	Add	Deduct	Deduct	Balance
	beginning of		payment or	conversion	at end of
	period	additions	forgiveness	to shares	period

For the Fiscal Year Ended March 31, 2006:
Loan payable to Mr. Tsuyuki	¥-	¥-	¥ (-)	¥ (-)	¥-
For the Fiscal Year Ended March 31, 2007:
Loan payable to Mr. Tsuyuki	¥-	¥265,223	¥(212,223)	¥(50,000)	¥3,000
For the Fiscal Year Ended March 31, 2008:
Loan payable to Mr. Tsuyuki	¥3,000	¥-	¥ (-)	¥(3,000)	¥-

Guarantee of capital lease for Chihiro Tsuyuki, president, chief executive officer and principal shareholder

On January 1, 2004, the Company guaranteed a capital lease to a financial institution in the amount of ¥6,105 on behalf of Mr. Tsuyuki, maturing on December 1, 2008.  The remaining balance of the capital lease guaranteed by the Company was ¥1,121 at March 31, 2008, which has been fully repaid by Mr. Tsuyuki on December 1, 2008.

Note 17 – Stockholders’ equity (deficit)

Issuance of shares of common stock

The Company’s authorized capital consists of 150,000 shares of common stock, with no par value.  In accordance with the Corporation Law of Japan (“Corporation Law of Japan”), the conversion of debt into common stock is accounted for by crediting one-half or more of the conversion price to the common stock account and the remainder to the additional paid-in capital account   The Company accounts for shares issued for cash as well as shares issued for conversion of debt by crediting one-half of the proceeds to the common stock account and the remainder to the additional paid-in capital account.

The following table summarizes the issuance history of its common stock during each of the three years in the period ended March 31, 2008 as well as during the fiscal year ended March 31, 2009:

Name	Date of Issuance	Number of Shares	Purchase Price per Share	Total Consideration	Common Stock	Paid-in Capital	Note

Fiscal year ended March 31, 2005

EFC	May 27, 2004	2,000	¥10,000	¥ 20,000	¥ 10,000	¥ 10,000	(1)
EFC	September 2, 2004	6,440	¥10,000	¥ 64,400	¥ 32,200	¥ 32,200	(1)

		8,440		¥ 84,400	¥ 42,200	¥ 42,200

Chihiro Tsuyuki	September 2, 2004	18,000	¥10,000	¥ 180,000	¥ 10,000	¥ 10,000	(1)
Chihiro Tsuyuki	February 21, 2005	10,000	¥10,000	¥ 100,000	¥ 10,000	¥ 10,000	(1)

		28,000		¥ 280,000	¥ 140,000	¥ 140,000

		36,440		¥ 364,400	¥ 182,200	¥ 182,200

Fiscal year ended March 31, 2006

EFC	April 12, 2005	4,000	¥10,000	¥ 40,000	¥ 20,000	¥ 20,000	(1)
EFC	March 10, 2006	2,320	¥50,000	¥ 116,000	¥ 58,000	¥ 58,000	(1)

		6,320		¥ 156,000	¥ 78,000	¥ 78,000

Fiscal year ended March 31, 2007

Chihiro Tsuyuki	March 30, 2007	1,000	¥50,000	¥ 50,000	¥ 25,000	¥ 25,000	(1)

EFC	March 30, 2007	5,000	¥50,000	¥ 250,000	¥ 125,000	¥ 125,000	(1)

		6,000		¥ 300,000	¥ 150,000	¥ 150,000

Fiscal year ended March 31, 2008

Unrelated third party investors	June 30, 2007	800	¥50,000	¥ 40,000	¥ 20,000	¥ 20,000	(2)
Unrelated third party investors	July 18, 2007	200	¥50,000	¥ 10,000	¥ 5,000	¥ 5,000	(2)
Unrelated third party investors	December 6, 2007	200	¥50,000	¥ 10,000	¥ 5,000	¥ 5,000	(2)
Unrelated third party investors	March 25, 2008	400	¥50,000	¥ 20,000	¥ 10,000	¥ 10,000	(2)

		1,600		¥ 80,000	¥ 40,000	¥ 40,000

Chihiro Tsuyuki	March 25, 2008	60	¥50,000	¥ 3,000	¥ 1,500	¥ 1,500	(1)

EFC	March 31, 2008	740	¥50,000	¥ 37,000	¥ 18,500	¥ 18,500	(1)

		2,400		¥ 120,000	¥ 60,000	¥ 60,000

(1)

Shares issued to related parties for conversion of debt.

(2)

Shares issued for cash.

Stock option plan

Effective March 31, 2006, all holders of options received under the Company’s 1999, 2000 and 2001 stock option plans (“1999 – 2001 Plans”) waived their option rights.

On March 7, 2006, the board of directors approved a stock option plan for its employees, directors, officers, and consultants (“2006 Plan”). The 2006 Plan provides for 10,000 shares of common stock to be offered from either authorized and unissued shares or issued and reacquired shares of treasury stock by the Company.  Stock options granted under the 2006 Plan are typically granted with an exercise price equal to the market price of the Company’s stock at the date of grant. Options also generally vest over a period of two years with respect to grants made to employees.  Options typically expire ten years from the date of grant. The Company granted options to purchase 2,000 shares of the Company’s common stock to employees, directors and officers on March 8, 2006, and 8,000 shares, on March 7, 2006, to a consultant for services provided in Hong Kong.  Options issued to employees and officers totaling 2,000 shares vest over a two-year period from the date of grant.  Of the total options authorized for issuance under the 2006 Plan, all of the 10,000 shares were issued and none were available for future issuance at March 31, 2008.

The exercise price of options granted under the 2006 Plan was ¥10,000 per share subject to adjustment for future stock splits, if any.  The 2006 Plan also states that both the exercise price and the number of shares to be issued for outstanding options shall be adjusted when issuance of new shares takes place below the existing exercise price.  Option holders retiring from the Company for whatever reason will forfeit their stock options granted.  During the fiscal year ended March 31, 2009, 789 shares of stock options under 2006 Plan were fortified, all of which can be granted in the future.

The fair value of each option grant estimated on the date of grant uses the Black-Scholes option-pricing model with the following weighted-average assumptions:

March 7, 2006
Expected option life (year)	10
Expected volatility	54.624%
Risk-free interest rate	1.195%
Dividend yield	0.00%

The fair value of all options issued in March 2006 under the 2006 Plan using the Black-Scholes Option Pricing Model was ¥52,660 at the date of grant.  The Company recorded ¥4,827, ¥5,266 and ¥42,567 as stock-based compensation for the fiscal year ended March 31, 2008, 2007 and 2006, respectively.  The expense is classified as selling, general and administrative expense on the consolidated statements of operations.

The table below summarizes the Company’s 1999 – 2001 Plans and 2006 Plan stock option activity for the fiscal year ended March 31, 2008, 2007 and 2006 as well as stock option activity for the fiscal year ended March 31, 2009, respectively:

	Number of Option Shares	Exercise Price Range Per Share		Weighted Average Exercise Price		Fair Value at Date of Grant	Aggregate Intrinsic Value

Balance, March 31, 2005	426		¥50,000 – 110,033		¥108,342	¥1		---

Granted	10,000		10,000		10,000	52,660		---
Exercised	---		---		---			---
Cancelled or fortified	(426)		50,000 – 110,033		108,342	(1)		---

Balance, March 31, 2006	10,000		10,000		10,000	52,660		---

Granted	---		---		---			---
Exercised	---		---		---			---
Cancelled or fortified	---		---		---			---
Expired	---		---		---			---
Balance, March 31, 2007	10,000		10,000		10,000	52,660		---

Granted	---		---		---			---
Exercised	---		---		---			---
Cancelled or fortified	---		---		---			---
Expired	---		---		---			---
Balance, March 31, 2008	10,000		¥10,000		¥10,000	52,660	¥	---

Vested and exercisable, March 31, 2007	9,085		¥10,000		¥10,000	47,833	¥	---
Options vested during the period	915		10,000		10,000	4,827		---
Vested and exercisable, March 31, 2008	10,000		¥10,000		¥10,000	52,660	¥	---

Unvested, March 31, 2007	915		¥10,000		¥10,000	4,827	¥	---
Options vested during the period	(915)		10,000		10,000	(4,827)		---
Unvested, March 31, 2009	-	¥	---	¥	---	-	¥	---

* - Less than ¥1

The following table summarizes information concerning outstanding and exercisable 2006 Plan options as of March 31, 2008:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding	Average Remaining Contractual Life (in years)	Weighted Average Exercise Price	Number Exercisable	Average Remaining Contractual Life (in years)	Weighted Average Exercise Price

¥10,000	10,000	6.90	¥10,000	10,000	6.90	¥10,000

	10,000	6.90	¥10,000	10,000	6.90	¥10,000

As of March 31, 2008, all of the stock based compensation for options issued on March 6, 2006 has been recognized and there was no unrecognized compensation cost related to unvested share-based compensation arrangements.

Note 18 – Legal reserve and retained earnings

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

There were no cash dividends and appropriations to the legal reserve charged to retained earnings for the fiscal years ended March 31, 2008, 2007 and 2006 since the Company had an accumulated deficit from inception.

The amount available for dividends under the Corporation Law of Japan is based on the amount recorded in the Company’s books of account in accordance with financial accounting standards of Japan.  Such amount was -0- at March 31, 2008.

Note 19 – Concentration of credit risk

Customers and Credit Concentration

Customer concentrations for the fiscal years ended March 31, 2008, 2007 and 2006, and credit concentrations at March 31, 2008, 2007 and 2006 are as follows:

	Net sales for the Fiscal Year Ended			Accounts receivable at
Customer	March 31, 2008	March 31, 2007	March 31, 2006	March 31, 2008	March 31, 2007	March 31, 2006

Becreat	34.3%	-	-	83.1%	-	-%
Cyber farm (*)	-%	5.1%	63.9%	-%	0.9%	89.5%
Restoration assets	-%	82.6%	-%	-%	90.9%	-%
Warner Home Video	11.0%	-%	-%	-%	-%	-%
	45.3%	87.7%	63.9%	83.1%	91.8%	89.5%

(*) A significant business party

A reduction in sales from or loss of such customers would have a material adverse effect on the Company’s results of operations and financial condition.

Credit Risk

Financial instruments that potentially subject the Company to significant concentration of credit risk consist primarily of cash and cash equivalents.  As of March 31, 2008, substantially all of the Company’s cash and cash equivalents were held by major financial institutions located in Japan, which management believes are of high credit quality.  The Company maintains balances in certain accounts, which at times, may exceed ¥10 million, the Japanese government insured limits.  The Company believes that such risk is minimal based on the reputation of the financial institution.  Therefore, no loss in respect of the cash and cash equivalents were recognized as of March 31, 2008, 2007 or 2006.

Note 20 – Subsequent events

The Company has evaluated all events that occurred after the balance sheet date of March 31, 2008 through February 11, 2010, the date the consolidated financial statements were issued to determine if they must be reported.  The Management of the Company determined that there were certain reportable subsequent events to be disclosed as follows:

Loans from EFC and repayments of loans to EFC

For the fiscal year ended March 31, 2009, EFC loaned the Company an aggregate of ¥29,952 at an average interest rate of 3.00% per annum and ECOSS repaid ¥29,064.

For the period from April 1, 2009 through September 30, 2009, EFC loaned the Company an aggregate of ¥31,050 at an average interest rate of 3.00% per annum, ¥1,000 of which were converted to shares of its common stock and ECOSS repaid ¥19,454.

Sale of shares of its common stock

On July 2008, the Company sold 220 shares of its common stock at ¥50,000 per share to unrelated third party investors for ¥11,000, of which ¥5,500 each were credited to common stock and additional paid-in capital respectively; EFC, a related party converted ¥1,000 of its loans to the Company’s common stock at ¥50,000 per share for 20 shares, of which ¥500 each were credited to common stock and additional paid-in capital respectively.

On November 14, 2008, the Company sold 140 shares of its common stock at ¥50,000 per share to unrelated third party investors for ¥7,000, of which ¥7,000 were credited to common stock and additional paid-in capital respectively.

Entry of an operating lease

On September 1, 2009, the Company entered into a non-cancelable operating lease for the 60 square meter office space which requires ¥3,900 and ¥52.50 in rent and common fee per month, respectively expiring August 31, 2010.  Future minimum payments required under this non-cancelable operating lease were as follows:

Fiscal Year ending March 31:

2009	¥4,672
2010	3,337

¥8,010

ECOSS INC.

Valuation and Qualifying Accounts

For the Fiscal Years Ended March 31, 2008, 2007 and 2006

	Balance at	Add	Deduct	Add	Balance
	beginning of	charge to	bad debt	translation	at end of
	period	Income	written off	adjustments	period

For the Fiscal Year Ended March 31, 2006:
Allowance for doubtful accounts	¥7,724	¥5,716	¥ (-)	¥-	¥13,440
For the Fiscal Year Ended March 31, 2007:
Allowance for doubtful accounts	¥13,440	¥11,825	¥(10,155)	¥-	¥15,110
For the Fiscal Year Ended March 31, 2008:
Allowance for doubtful accounts	¥15,110	¥31,836	¥(2,400)	¥-	¥44,546